Exhibit 99.3

Listing Prospectus

BAYER CAPITAL CORPORATION B.V.

(a company with limited liability incorporated in The Netherlands with its corporate seat in Mijdrecht)

€2,300,000,000

6.625% Subordinated Mandatory Convertible Bonds due 2009

Guaranteed on a subordinated basis by

BAYER AKTIENGESELLSCHAFT

(a stock corporation incorporated in the Federal Republic of Germany with its corporate seat in Leverkusen)

The 6.625% Subordinated Mandatory Convertible Bonds due 2009 (the “Bonds”) in the aggregate principal amount of €2,300,000,000 were issued by Bayer Capital Corporation B.V. (the “Issuer”) on April 6, 2006. The Bonds shall not be redeemed nor be redeemable for cash other than in accordance with §6 and §9 of the Terms and Conditions of the Bonds (the “Terms and Conditions”). The Bonds bear interest at the rate of 6.625% per annum from and including April 6, 2006. Subject to an exercise of the right to defer interest payments by the Issuer, interest shall be payable annually in arrear on 1 June of each year, commencing on June 1, 2006 (short first coupon). The Issuer may defer any interest payment subject to the conditions and payment obligations as set forth in §3(3) of the Terms and Conditions.

Unless previously converted, or purchased and cancelled, the Bonds outstanding on June 1, 2009 will be mandatorily converted into such number of shares of Bayer Aktiengesellschaft (the “Shares”) equal to the Maturity Conversion Ratio. The Maturity Conversion Ratio equals the arithmetic average of the Conversion Ratios calculated on the basis of the Closing Prices of the Shares on each of the 20 consecutive Trading Days ending on the third Trading Day prior to the Maturity Date. For the purposes of calculating such arithmetic average, the Daily Conversion Ratio for a given Trading Day is determined as follows: (i) if the Closing Price is less than or equal to the Minimum Conversion Price of €33.03, the Daily Conversion Ratio shall be equal to the Maximum Conversion Ratio of initially 1,513.77536 Shares per Bond, (ii) if the Closing Price is greater than or equal to the Maximum Conversion Price of €38.64, the Daily Conversion Ratio shall be equal to the Minimum Conversion Ratio of initially 1,293.99586 Shares per Bond; and (iii) if the Closing Price is greater than the Minimum Conversion Price but less than the Maximum Conversion Price, the Daily Conversion Ratio shall be equal to €50,000 divided by the Closing Price (§6 Terms and Conditions). The Minimum Conversion Price, the Maximum Conversion Price, the Minimum Conversion Ratio and the Maximum Conversion Ratio are subject to adjustment upon the occurrence of certain events affecting the Shares in accordance with applicable anti-dilution and adjustment provisions (§8 Terms and Conditions). At any time after June 15, 2006, the Bonds may at the option of each holder of the Bonds (the “Holders”) be converted into such number of Shares equal to the Minimum Conversion Ratio for each Bond (§6(4) Terms and Conditions). In the case of a take-over bid for all outstanding Shares, a Holder may, during a certain period elect to convert its Bonds into Shares at the Take-over Conversion Ratio (§6(5) Terms and Conditions). The Issuer may elect to trigger the conversion of the Bonds into Shares at any time after June 15, 2006 at the then prevailing Minimum Conversion Price and shall upon conversion of the Bonds pay to Holders the Make-Whole Interest Amount (§6(2) Terms and Conditions). In case of certain rating events with respect to the corporate credit rating of the Guarantor, the Issuer shall trigger the outstanding Bonds to be converted into Shares by reference to the then prevailing Maximum Conversion Ratio (§6(3) Terms and Conditions).

The obligations of the Issuer under the Bonds constitute unsecured and subordinated obligations of the Issuer ranking pari passu among themselves and in the event of certain insolvency events of the Issuer rank junior to all present and future unsubordinated and subordinated obligations of the Issuer, except as otherwise required by mandatory statutory law. Bayer Aktiengesellschaft (the “Guarantor”) has unconditionally and irrevocably guaranteed on a subordinated basis the due and punctual payment of any amounts payable under the Bonds. The Issuer has on-lent the proceeds from the offering and sale of the Bonds by way of an inter-company loan (the “Loan”) to the Guarantor. The Issuer has assigned the claims against the Guarantor for payment of principal under the Loan to Citibank, N.A. acting on account of the Holders for the purpose of securing the claims of the Holders with respect to the principal amount of the Bonds.

Application has been made to list the Bonds on the Luxembourg Stock Exchange and to admit the Bonds to trading on the Euro MTF Market of the Luxembourg Stock Exchange. The existing Shares are listed on the regulated market of the Frankfurt Stock Exchange and other German stock exchanges, including Berlin-Bremen, Dusseldorf, Hamburg, Hannover, Stuttgart and Munich, as well as on the Barcelona, Madrid, London, Zurich and Tokyo Stock Exchanges. The Guarantor has undertaken to procure that the admission to listing of the Shares to be issued upon conversion of any Bond on the official market of the Frankfurt Stock Exchange is accomplished prior to the commencement of the Conversion Period. The Bonds are governed by the laws of the Federal Republic of Germany.

Investing in the Bonds involves risks. See “Risk Factors” beginning on page 14.

Neither the Bonds, the Guarantee nor the Shares to be issued upon conversion of the Bonds have been or will be registered under the United States Securities Act of 1933, as amended (the “Securities Act”). The Bonds may be offered outside the United States in accordance with Regulation S under the Securities Act (“Regulation S”), and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

The Bonds have been issued in bearer form in a denomination of €50,000. The issue price is 100% of the principal amount of the Bonds. The Bonds are represented by a global bearer bond (the “Global Bond”) without interest coupons. The Global Bond is deposited with and held in custody by Clearstream Banking AG, Frankfurt (the “ClearingSystem”). The Holders have no right to require the issue of definitive Bonds or interest coupons. The Holders will receive co-ownership participations or rights in the Global Bond, which are transferable in accordance with applicable law and the rules and regulations of the Clearing System.

Joint Book-Runners and Joint Lead Managers

Citigroup	Credit Suisse

The date of this Listing Prospectus is May 12, 2006.

Each of the Issuer and the Guarantor is solely responsible for the information given in this Prospectus and declares that, having taken all reasonable care to ensure that such is the case, the information contained in this Listing Prospectus (the “Prospectus”) is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect its import.

This Prospectus should be read and understood in conjunction with any supplement hereto and with any other documents incorporated herein by reference and the Terms and Conditions. Each of the Issuer and the Guarantor (as defined herein) has confirmed to Citigroup Global Markets Limited and Credit Suisse Securities (Europe) Limited (together, the “Managers”) that this Prospectus contains all information with regard to the Issuer, the Guarantor and the Bonds which is material in the context of the issue and sale of the Bonds; that the information contained herein with respect to the Issuer, the Guarantor and the Bonds is accurate in all material respects and is not misleading; that any opinions and intentions expressed herein are honestly held and based on reasonable assumptions; that there are no other facts, the omission of which would make any statement, whether fact or opinion, in this Prospectus misleading in any material respect; and that all reasonable enquiries have been made to ascertain all facts and to verify the accuracy of all statements contained herein. This Prospectus may only be used for the purposes for which it has been published.

No person has been authorised to give any information which is not contained in or not consistent with this Prospectus or any other document entered into in relation to the Bonds or any information supplied by the Issuer or such other information as in the public domain and, if given or made, such information must not be relied upon as having been authorised by the Issuers, the Guarantor, the Managers or any of them.

Neither of the Managers nor any of their affiliates is responsible for the information contained in this Prospectus or any supplement thereof or any other document incorporated herein by reference, and accordingly, and to the extent permitted by the laws of any relevant jurisdiction, none of these persons accepts any responsibility for the accuracy and completeness of the information contained in any of these documents.

Prospective investors should satisfy themselves that they understand all of the risks associated with making investment in the Bonds. If a prospective investor is in any doubt whatsoever as to the risks involved in investing in the Bonds, he should consult professional advisers. Prospective investors should inform themselves as to the legal requirements and tax consequences within the countries of their residence and domicile for the acquisition, holding or disposal of Bonds and any foreign exchange restrictions that might be relevant to them.

This Prospectus does not constitute an offer of Bonds or an invitation by or on behalf of the Issuer or the Managers to purchase any Bonds. This Prospectus does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such offer solicitation.

The distribution of this Prospectus and the offering, sale and delivery of Bonds in certain jurisdictions may be restricted by law. Persons into whose possession this Prospectus come are required to inform themselves about and observe any such restrictions. For a description of the restrictions applicable in the United States of America, the United Kingdom, Italy and the European Economic Area see section “Subscription and Sale-Selling Restrictions.” In particular, the Bonds have not been and will not be registered under the Securities Act. Subject to certain limited exceptions, the Bonds may not be offered, sold or delivered within the United States or to U.S. Persons (within the meaning of Regulation S of the Securities Act).

In connection with the offering of the Bonds, Credit Suisse Securities (Europe) Limited (the “Stabilising Agent”), was entitled to undertake stabilising transactions with a view to supporting the stock exchange or market price of the Bonds from the date of pricing for up to 30 days after the date the Issuer receives the proceeds of the offering (but no later than 60 calendar days after the date of allotment of the Bonds). This may result in a higher price for the Bonds than if the stabilisation had not been undertaken. The Stabilising Agent is under no obligation to engage in any stabilisation and if commenced stabilisation may be discontinued at any time.

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The legally binding language of this Prospectus is the English language except for the Terms and Conditions of the Bonds where the legally binding language shall be the German language.

The Bonds have not been rated by Moody’s Investor Services and/or Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies or any other rating agency.

This Prospectus includes forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this Prospectus, including, without limitation, those regarding Bayer’s future financial position and results of operations, Bayer’s strategy, plans, objectives, goals and targets, future developments in the markets where Bayer participates or is seeking to participate or anticipated regulatory changes in the markets in which Bayer operates or intends to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “in the future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will” or “would” or the negative of such terms or other comparable terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Bayer cautions you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions and that Bayer’s actual results of operations, including Bayer’s financial condition and liquidity and the development of the industry in which Bayer operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this Prospectus. In addition, even if Bayer’s results of operations, including Bayer’s financial condition and liquidity and the development of the industry in which Bayer operates, are consistent with the forward-looking statements contained in this Prospectus, those results or developments may not be indicative of results or developments in subsequent periods. Bayer urges you to read the sections of this Prospectus entitled “Risk Factors,” and the description of the business of Bayer AG and Bayer Capital Corp for a more complete discussion of the factors that could affect Bayer’s future performance and the markets in which Bayer operates. In light of these risks, uncertainties and assumptions, the forward-looking events described in this Prospectus may not occur. Bayer undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information or future events or developments.

In this Prospectus, except where the context otherwise requires, references to the “Issuer” and “Bayer Capital Corp” refer to Bayer Capital Corporation B.V.; references to “Guarantor” and “Bayer AG” refer to Bayer Aktiengesellschaft; and references to “Bayer,” “Bayer Group” and “Group” refer to Bayer AG and its consolidated subsidiaries.

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SUMMARY

The following constitutes the summary (the “Summary”) of the essential characteristics and risks associated with the Issuer, the Guarantor, the Bonds and the Cash Offer (as defined below). The Summary should be read as an introduction to this Prospectus. Any decision by an investor to invest in the Bonds should be based on consideration of this Prospectus as a whole. Where a claim relating to the information contained in this Prospectus is brought before a court, the plaintiff investor might, under the national legislation of such court, have to bear the costs of translating the Prospectus before the legal proceedings are initiated. Civil liability attaches to those persons who have tabled this Summary including any translation thereof, and applied for its notification, but only if the Summary is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus. The following description of the Bonds, the Issuer, the Bayer Group, the Cash Offer and the risks associated does not purport to be complete and is taken from and qualified in its entirety by the remainder of this Prospectus and the Terms and Conditions of the Bonds, as applicable.

Words and expressions defined in the Terms and Conditions below shall have the same meanings in this Summary.

Summary in respect of the Bonds

Issuer:	Bayer Capital Corporation B.V. (the “Issuer”)

Principal Amount of Bonds and Denomination:

The Issuer has issued Subordinated Mandatory Convertible Bonds (“Bonds”) in the aggregate principal amount €2,300,000,000, divided in bonds in bearer form in a denomination of €50,000 each (the “Principal Amount”).

Underlying Shares:

The shares to be issued and delivered by the Guarantor upon conversion (the “Shares”) will be ordinary no par value bearer shares with an imputed par value of €2.56 of the Guarantor which will be issued out of conditional capital of the Guarantor approved on April 30, 2004 in an aggregate amount of up to €186,880,000, representing up to 73,000,000 Shares. The Shares to be delivered by the Guarantor upon conversion will be entitled to profits (to be paid out by way of dividends, if any) for the then current and all following financial years as from the beginning of the financial year of the Issuer in which such Shares are issued, but not for the previous financial year even if a dividend therefor has not been paid yet, and may initially carry separate temporary securities codes.

Minimum Conversion Price:	€33.03 (equal to the Share Reference Price)

Maximum Conversion Price:	€38.64 (equal to 117% of the Minimum Conversion Price)

Share Reference Price:	€33.025; equal to the volume weighted average price of the shares of Bayer AG between the launch and the pricing of the Bonds on March 29, 2006 (i.e., the date of pricing of the Bonds).
Issue Date:	April 6, 2006

Maturity Date:	June 1, 2009

Issue Price:	100%

Interest:

The Bonds will bear interest from and including the Issue Date at a rate of 6.625% of their principal amount per annum. Subject to an exercise of the Interest Deferral Right (as defined below), interest shall be payable annually in arrear on 1 June of each year (the “Interest Payment Date”), with the first payment to be made on June 1, 2006 (short first coupon).

Interest shall cease to accrue on the Bonds in the event of (i) the mandatory conversion at maturity pursuant to §6(1) of the Terms and Conditions as of the end of the day immediately preceding the Maturity Date, (ii) the early conversion at the option of the Issuer pursuant to §6(2) of the Terms and Conditions, as of the end of the day immediately preceding the Optional Conversion Date, (iii) an Accelerated Mandatory Conversion Event pursuant to §6(3) of the Terms and Conditions in respect of any Bond, as of the end of the day immediately preceding the Accelerated Mandatory Conversion Date, (iv) a voluntary conversion pursuant to §6(4) of the Terms and Conditions, as of the end of the day immediately preceding the last Interest Payment Date prior to the Conversion Date, (v) a voluntary conversion following a Take-over Bid pursuant to §6(5) of the Terms and Conditions in respect of any Bond, as of the end of the day immediately preceding the Conversion Date, and (vi) of an early redemption pursuant to §9 of the Terms and Conditions, as of the end of the day immediately preceding the date on which the Bonds become due for redemption.

See §3(1) and (2) of the Terms and Conditons.

Deferral of Interest Amounts:

The Issuer may defer (the “Interest Deferral Right”) any interest to be paid on any of the Interest Payment Dates (each a “Deferred Interest Amount”) except if during the three months period immediately preceding the relevant Interest Payment Date (i) the management board and/or the supervisory board of the Guarantor has proposed for resolution to its shareholders’ meeting any dividend to its shareholders or its shareholders’ meeting has passed a resolution on any dividend or the management board and the supervisory board of the Guarantor has resolved a resolution on any partial pre-payment on the Guarantor’s net income to its shareholders; (ii) the Guarantor has bought back or called in any of its shares; or (iii) the Guarantor has paid back or paid any interest on any convertible securities which rank pari passu with the Bonds issued or guaranteed by it and issued after the Bonds which are the subject of the Terms and Conditions. The Interest Deferral Right may only be exercised by a notice in accordance with § 12 of the Terms and Conditions becoming effective not later than 10 Business Days prior to the relevant Interest Payment Date.

Deferred Interest Amounts shall not accrue interest. The Issuer may elect to pay in cash any or all Deferred Interest Amounts at any time. Deferred Interest Amounts shall become due and payable in cash on the earlier of the following events: (a) without undue delay after the occurrence of any of the events described in (i) through (iii) above if such event occurs during the period of nine months following the Interest Payment Date for which the Issuer exercised the Interest Deferral Right, (b) the Maturity Date, (c) the Optional Conversion Date, (d) the Accelerated Mandatory Conversion Date, (e) the Conversion Date, or (f) the date on which the Bonds become due for redemption pursuant to §9 of the Terms and Conditions.

See §3(3) of the Terms and Conditons.

Form and Status of the Bonds:

The Bonds will be represented for the whole life of the Bonds by a global bearer bond (the “Global Bond”) without interest coupons. The Global Bond has been deposited with Clearstream Banking AG, Frankfurt (“Clearing System”) and will be kept in custody by or on behalf of the Clearing System until all obligations of the Issuer under the Bonds have been satisfied. The Holders have no right to require the issue of definitive Bonds or interest coupons.

The obligations of the Issuer under the Bonds constitute unsecured and subordinated obligations of the Issuer ranking pari passu among themselves and in the event of the liquidation, dissolution, insolvency, composition or other proceedings for the avoidance of insolvency of the Issuer rank junior to all present and future unsubordinated and subordinated obligations of the

Issuer (save for present and future subordinated obligations which rank and shall rank pari passu with the obligations of the Issuer under the Bonds), except as otherwise required by mandatory statutory law, so that in any such event no amounts shall be payable in respect of the Bonds until the claims of all unsubordinated and subordinated creditors of the Issuer which rank senior to the claims under the Bonds shall have first been satisfied in full. No Holder may set-off any claims arising under the Bonds against any claims that the Issuer may have against it. The Issuer may not set-off any claims it may have against the Holders against any of its obligations under the Bonds. No security (other than the Guarantee and the Security Assignment) is, or shall at any time be, provided by the Issuer or any other person securing rights of the Holders under the Bonds.

Condition Subsequent of Subordination of Bonds:

The subordination of the obligations of the Issuer under each Bond as specified in §2(1) of the Terms and Conditions shall be subject to the condition subsequent (auflösende Bedingung) of the conversion of the Bonds and terminate, with respect of the converted Bonds, with effect as of the date of issue of the Bonds at the end of the day immediately preceding the relevant date of conversion. The exercise of the Conversion Right or mandatory conversion, as the case may be, in accordance with §194(1) sentence 2 of the German Stock Corporation Act (Aktiengesetz) shall not be affected by the subordination.

Guarantee and Status of Guarantee:

Bayer Aktiengesellschaft (the “Guarantor”) has given its unconditional and irrevocable guarantee on a subordinated basis (the “Guarantee”) for the due and punctual payment of any amounts payable under the Bonds. See §2(3) of the Terms and Conditions and the section entitled “Guarantee.”

The obligations of the Guarantor under the Guarantee constitute unsecured and subordinated obligations of the Guarantor which in the event of the liquidation, dissolution, insolvency, composition or other proceedings for the avoidance of insolvency of the Guarantor rank junior to all present and future unsubordinated and subordinated obligations of the Guarantor (save for obligations of the Guarantor under Existing Parity Securities which rank pari passu with the obligations of the Guarantor under the Guarantee), except as otherwise required by mandatory statutory law, so that in any such event no amounts shall be payable in respect of the Guarantee until the claims of all unsubordinated and subordinated creditors of the Guarantor (save for holders of Existing Parity Securities which rank pari passu with the Holders under the Guarantee) shall have first been satisfied in full. No Holder may set-off any claims arising under the Guarantee against any claims that the Guarantor may have against it. The Guarantor may not set-off any claims it may have against the Holders against any of its obligations under the Guarantee. No security is, or shall at any time be, provided by the Guarantor or any other person securing rights of the Holders under the Guarantee. “Existing Parity Securities” means the Guarantor’s €1,300,000,000 Subordinated Fixed to Floating Rate Callable Bonds due 2105 (ISIN XS0225369403).

Undertaking to Deliver Shares:

On the Issue Date, the Guarantor has undertaken to the Managers for the benefit of the Holders (the “Undertaking”) to deliver the Shares out of its conditional capital upon conversion in accordance with the Terms and Conditions. The Undertaking constitutes a contract for the benefit of the Holders from time to time as third party beneficiaries in accordance with §328(1) of the German Civil Code giving rise to the right of each Holder to require performance of the obligations undertaken therein directly from the Guarantor and to enforce such obligations directly against the Guarantor. See §7(2) of the Terms and Conditions and the section entitled “Undertaking to Deliver Shares.”

Mandatory Conversion on the Maturity Date:

The Bonds will only be redeemable by conversion into Shares and will not be redeemable in cash, except in respect of fractions and in the case of an Event of Default.

Each Bond outstanding on June 1, 2009 (the “Final Conversion Date”) will be mandatorily converted on the Final Conversion Date into such number of Shares as is equal to the Maturity Conversion Ratio.

The “Maturity Conversion Ratio” equals the arithmetic average of the Conversion Ratios (calculated to five decimal places) calculated on the basis of the Closing Prices of the Shares on each of the 20 consecutive Trading Days ending on the third Trading Day prior to the Final Conversion Date. “Closing Price” means, on any date of determination, the closing auction price (or, if no closing auction price is reported, the last reported price at which orders were executed) of the Shares in the Xetra-System of Deutsche Börse AG (or a successor system). The Conversion Ratio for each such Trading Day will be determined as follows:

(i)                 if the Closing Price on such Trading Day is less than or equal to the Minimum Conversion Price (i.e., initially €33.03), the Conversion Ratio for such Trading Day shall be equal to Principal Amount divided by the Minimum Conversion Price, i.e. initially 1,513.77536 Shares per Bond (the “Maximum Conversion Ratio”);

(ii)              if the Closing Price on such Trading Day is greater than or equal to the Maximum Conversion Price (i.e., inially €38.64), the Conversion Ratio for such Trading Day shall be equal to Principal Amount divided by the Maximum Conversion Price, i.e. initially 1,293.99586 Shares per Bond (the “Minimum Conversion Ratio”); and

(iii)           if the Closing Price on such Trading Day is greater than the Minimum Conversion Price but less than the Maximum Conversion Price, the Conversion Ratio for such Trading Day shall be equal to the Principal Amount divided by the Closing Price on such Trading Day.

The Minimum Conversion Price, the Maximum Conversion Price, the Minimum Conversion Ratio and the Maximum Conversion Ratio are subject to adjustment upon the occurrence of certain events affecting the Shares in accordance with applicable anti-dilution and adjustment provisions.

See §8 of the Terms and Conditions.

Voluntary Conversion at the Option of Holders:

Each Holder has the right to convert each Bond in whole, but not in part, at the Minimum Conversion Ratio current on the Conversion Date into Shares on any Business Day during the Holder Conversion Period, i.e., the period commencing on June 15, 2006 and ending on April 22, 2009, subject to a change of the period pursuant to §6(4) of the Terms and Conditions.

The exercise of the voluntary conversion right shall be excluded during any of the following periods (each an “Excluded Period”):

(a)              in connection with the annual shareholders’ meetings of the Guarantor, a period commencing on 15 February of each year (or such other date as notified by the Issuer to the Holders in accordance with the Terms and Conditions) and ending on the third business day following such shareholders’ meeting (both dates exclusive);

(b)             in connection with any other shareholders’ meetings of the Guarantor, a period commencing on the seventh business day prior to such shareholders’ meeting and ending on the third business day following such shareholders’ meeting (both dates exclusive);

(c)               a period of 14 days before the end of the financial year of the Guarantor; and

(d)             a period commencing on the date on which an offer by the Guarantor to its shareholders to subscribe shares, warrants on own shares or notes or bonds with conversion or option rights, profit-linked bonds or profit participation rights is published in a mandatory newspaper of general circulation of one of the German stock exchanges where the Shares are admitted for trading, or in the German Federal Gazette (Bundesanzeiger) or by the German Federal Gazette via electronic information, whichever is earlier, and ending on the last day of the subscription period (both dates inclusive).

Voluntary Conversion at the Option of the Holder in a Take-over Bid:

If a takeover bid is made to the shareholders of the Guarantor, each Holder may, during the Takeover Voluntary Conversion Period, exercise its Conversion Right with respect to each Bond at the Take-over Conversion Ratio. In this case the Issuer will pay any interest accrued until the end of the day immediately preceding the Conversion Date and any outstanding Deferred Interest Amounts together with the Shares delivered on such conversion. See §6(5) of the Terms and Conditions.

The “Take-over Conversion Ratio” shall be the arithmetic average of the Conversion Ratios (rounded to five decimal places) calculated on the basis of the Closing Prices of the Shares on each of the five consecutive Trading Days ending on the third Trading Day preceding the relevant Conversion Date.

The Conversion Ratio for each of such Trading Day shall be determined as follows:

(i)                 if the Closing Price on such Trading Day is less than or equal to the Minimum Conversion Price, the Conversion Ratio for such Trading Day shall be equal to the Maximum Conversion Ratio;

(ii)              if the Closing Price on such Trading Day is greater than or equal to the Maximum Conversion Price, the Conversion Ratio for such Trading Day shall be equal to the Minimum Conversion Ratio; and

(iii)            if the Closing Price on such Trading Day is greater than the Minimum Conversion Price but less than the Maximum Conversion Price, the Conversion Ratio for such Trading Day shall be equal to the Principal Amount divided by the Closing Price on such Trading Day.

Early Conversion at the Option of the Issuer:

The Issuer may, subject to a period of at least 30 days’ and not more than 60 days’ prior notice to the Holders, procure the conversion of all, but not some only, of the outstanding Bonds for Shares to be issued and delivered by the Guarantor pursuant to the Undertaking at any time during the Issuer Conversion Period at the Maximum Conversion Ratio on the date of conversion fixed by the Issuer in the notice (the “Optional Conversion Date”). In this case the Issuer will pay (i) any amounts of interest accrued and unpaid plus any amounts of interest which would have become due up to the Maturity Date (the “Make-whole Interest Amount”) and (ii) any outstanding Deferred Interest Amounts. See §6(2) of the Terms and Conditions.

Fractions:

The number of Shares to be delivered upon conversion to any Holder is calculated by reference to the aggregate number of Bonds presented for conversion by such Holder. Fractions of Shares will not be delivered; instead, the Issuer shall make an equivalent payment in cash.

Events of Default:

In case of the occurrence of certain insolvency events with respect to the Issuer and/or the Guarantor, each Holder shall be entitled to declare its Bonds due and demand immediate redemption thereof at the Principal Amount, together with accrued interest (if any) to the date of repayment and any outstanding Deferred Interest Amounts. See §9 of the Tems and Conditions.

Accelerated Conversion Events:

If an Accelerated Mandatory Conversion Event occurs, the Issuer shall give notice to the Holders without undue delay. On the Trading Day immediately following the date on which such notice is published (the “Accelerated Mandatory Conversion Date”), the outstanding Bonds shall be converted into Shares at the then prevailing Maximum Conversion Ratio. In this case the Issuer will pay any interest accrued to but excluding the Accelerated Mandatory Conversion Date and any outstanding Deferred Interest Amounts.

An “Accelerated Mandatory Conversion Event” shall occur if the corporate credit rating of the Guarantor from Moody’s Investors Service Limited (“Moody’s”) or Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., (“S&P”), or any of their respective successors (each a “Rating Agency”) (i) falls below Ba2 (in the case of Moody’s) or below BB (in the case of S&P) and does not within a 30-day period subsequently receive a rating of Ba2/BB (or higher), or (ii) is withdrawn by any of the Rating Agencies, and is not reinstated to a rating of Ba2/BB (or higher) by such Rating Agency within a 30-day period subsequently to such withdrawal. See §6(3) of the Tems and Conditions.

Inability of the Guarantor to Deliver Shares:

Should the Guarantor become legally barred from delivering or otherwise be unable to deliver Shares upon conversion of Bonds, the rights and claims that the Holders would otherwise have pursuant to the Undertaking against the Guarantor to convert their Bonds into Shares shall be suspended for the duration of such inability of the Guarantor to deliver Shares. Such suspension shall not affect any other claims or rights of the Holders pursuant to the Terms and Conditions or the Guarantee.

Notwithstanding the foregoing, the Bonds shall continue to bear interest in accordance with §3(2)(a) of the Terms and Conditions until the end of the day immediately preceding the earlier of the date of conversion and the date on which the Guarantor pays compensation pursuant to §8(3)(c) of the Terms and Conditions.

If an insolvency event as described in §9(a)(i) of the Terms and Conditions occurs in relation to the Guarantor and the Guarantor as a result thereof is unable to deliver Shares to the Holders, the claims of each Holder of a Bond against the Guarantor pursuant to the Undertaking for the delivery of Shares shall be converted into a monetary claim against the Guarantor equal to the Principal Amount of the Bond held by the Holder.

Adjustment of the Conversion Price:	§8 of the Terms and Conditions provides for anti-dilution adjustments, including for Extraordinary Cash Dividends, which are standard in the German convertible bond market.

“Extraordinary Cash Dividend” means (a) the amount by which on the relevant Record Date the aggregate amount per share of (x) any Cash Dividend together with (y) all other Cash Dividends paid for the same financial year on a per share basis exceeds €0.95 in respect of the financial years ending December 31, 2005, 2006 and 2007, respectively, and (b) in respect of the financial year ending December 31, 2008, (x) if a Cash Dividend has been proposed, declared or paid, the amount of such Cash Dividend on the Record Date, or (y) if no Cash Dividend has been proposed or declared on or prior to the Maturity Date, an amount per share equal to 105% of the Cash Dividend in respect of the financial year ending December 31, 2007 paid in 2008.

In the case of any Early Conversion at the Option of the Issuer or a conversion due to the ocurence of an Accelerated Conversion Events prior to the Maturity Date, (x) if any Cash Dividend in respect of the preceding financial year has been proposed or declared but not paid prior to the date of conversion, the amount per share by which any such Cash Dividend not paid on a per share basis exceeds €0.95 in respect of the financial years ending December 31, 2005, 2006 and 2007, respectively, and €0.00 in respect of the financial year ending 2008, respectively, or (y) if prior to the date of conversion no Cash Dividend in respect of the preceding financial year has been proposed or declared, an amount per share equal to 105% of the Cash Dividend paid in respect of the immediately preceding financial year.

Taxation:

All payments in respect of the Bonds or the Guarantee will be made without withholding or deduction for, or on account of, any present or future taxes, duties or charges of whatsoever nature unless the Issuer or the Guarantor, as the case may be, is required by applicable law to make any such payment in respect of the Bonds subject to any withholding or deduction for, or on account of, any present or future taxes, duties or charges of whatsoever nature. In that event the Issuer or the Guarantor, as the case may be, shall make such payment after such withholding or deduction has been made and shall account to the relevant authorities for the amount so required to be withheld or deducted.

Neither the Issuer nor Guarantor will be obliged to make any additional payments to Holders in respect of such withholding or deduction.

Loan Agreement:

The Issuer, pursuant to a loan agreement dated the Issue Date (the “Loan Agreement”) between the Issuer as lender and the Guarantor as borrower, has disbursed the proceeds from the sale of the Bonds by way of a loan (the “Loan”) to the Guarantor. See §13(1) of the Terms and Conditions and the section entitled “Loan Agreement.”

The obligations of the Guarantor under the Loan constitute unsecured and subordinated obligations of the Guarantor which in the event of the liquidation, dissolution, insolvency, composition or other proceedings for the avoidance of insolvency of the Guarantor rank junior to all present and future unsubordinated and subordinated obligations of the Guarantor, (save for obligations of the Guarantor under Existing Parity Securities which rank pari passu with the obligations of the Guarantor under the Loan Agreement), except as otherwise required by mandatory statutory law, so that in any such event no amounts shall be payable in respect of the Loan until the claims of all unsubordinated and subordinated creditors of the Guarantor (save for holders of Existing Parity Securities which rank pari passu with the Issuer under the Loan Agreement) shall have first been satisfied in full. The Issuer may not set-off any claims arising under the Loan against any claims that the Guarantor may have against it. The Guarantor may not set-off any claims it may have against the Issuer against any of its obligations under the Loan. No security is, or shall at any time be, provided by the Guarantor or any other person securing rights of the Holders under the Loan.

The subordination of the Loan as specified above shall be subject to the condition subsequent (auflösende Bedingung) of the exercise of the conversion and terminate, with respect of the converted Bonds, with effect as of the date of issue of the Bonds at the end of the day immediately preceding the relevant date of conversion. The exercise of the Conversion Right or a mandatory conversion pursuant to the Terms and Conditions, respectively, in accordance with §194(1) sentence 2 of the German Stock Corporation Act (Aktiengesetz) shall not be affected by the subordination.

The due dates for payments under the Loan correspond to the due dates of the Bonds; the principal amount of the Loan will be reduced in an amount equal to the Appertaining Claim if the Bonds are validly converted.

The Issuer and the Guarantor have agreed in the Loan Agreement (subject to the following sentences) not to amend or terminate any provisions of the Loan Agreement and to refrain from anything which could impair the rights of the Holders under the Security Assignment. Any amendment or termination shall only be made if the rights of the Holders are not impaired thereby.

Security Assignment:

In accordance with the provisions of the Loan Agreement, the Issuer has assigned the claims against the Guarantor for payment of principal under the Loan in an amount equal to the aggregate Appertaining Claims to Citibank, N.A. acting on account of the Holders for the purpose of securing the claims of the Holders with respect to the Principal Amount of the Bonds. Upon such assignment, a partial amount of the Loan (each an “Appertaining Claim”) will be attributable to each Bond, such partial amount being determined in accordance with the following formula:

	Appertaining Claim =	Aggregate principal amount of the Loan
Number of Bonds

Citibank, N.A. has accepted such assignment with effect for the Holders.

The Appertaining Claim related to each Bond is undetachable from the relevant Bond. Any transfer of a Bond results in the transfer of the rights of the Holder in relation to the Appertaining Claim without any explicit declaration of transfer being required. Any separate disposal, in particular any separate assignment, pledge or other encumbrance of the Appertaining Claim shall be void. In the event of the conversion of the Bond the Appertaining Claim shall pass to the Guarantor and expire therewith. See section entitled “Assignment Agreement.”

Principal Paying Agent, Principal Conversion Agent, Calculation Agent	The Issuer has appointed Citibank, N.A. as Principal Paying Agent, Principal Conversion Agent and Calculation Agent.

Paying Agent and Conversion in Luxembourg	The Issuer has appointed Dexia Banque Internationale à Luxembourg as Paying Agent and Conversion Agent in Luxembourg.

Notices:

All notices regarding the Bonds shall be published as follows: (a) (so long as the Bonds are listed on the Luxembourg Stock Exchange and the rules of that exchange so require) either in a leading daily newspaper having general circulation in Luxembourg (which is expected to be the d’Wort) or on the website of the Luxembourg Stock Exchange on www.bourse.lu; and (b) in a leading daily newspaper printed in the English language and of general circulation in London (which is expected to be the Financial Times). Any notice will become effective for all purposes on the date of the first such publication.

In addition, the Issuer shall deliver all notices concerning the Bonds to the Clearing System for communication by the Clearing System to the Holders. Any such notice shall be deemed to have been given to the Holders on the seventh day after the day on which the said notice was given to the Clearing System.

In addition, the Issuer shall publish all notices concerning the Bonds by way of one or more electronic communication systems. It is expected that such notices will be communicated through the electronic communication systems of Bloomberg and Reuters.

Governing Law and Jurisdiction:

The Bonds will be governed by, and shall be construed in accordance with, German Law. The District Court (Landgericht) in Frankfurt am Main shall have non-exclusive jurisdiction for any action or other legal proceedings arising out of or in connection with the Bonds.

Listing and Admission to Trading:	Application has been made to list the Bonds on the Luxembourg Stock Exchange and to admit the Bonds to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Clearing of the Bonds:	Clearstream Banking AG, Frankfurt am Main.

Use of Proceeds:	The net proceeds from the offering and sale of the Bonds will be used for general corporate purposes and acquisitions.

Security Code:	ISIN: DE000A0GQN60 Common Code: 025024001

Summary in respect of the Issuer

Bayer Capital Corporation B.V. (“Bayer Capital Corp”), a directly wholly-owned subsidiary of Bayer AG, was incorporated on July 10, 1980 and has its seat in Mijdrecht, The Netherlands.

Bayer Capital Corp engages in several activities in the field of finance. Bayer Capital Corp serves as an entity for the financing activities of Bayer Group companies including the issuance of bonds as well as performing certain administrative functions. These activities include mostly long term financing. The business purpose of Bayer Capital Corp is: (i) to borrow, lend and raise money (including the issuance of bonds); (ii) to participate in, manage, incorporate and finance companies and enterprises; (iii) to conduct any other activities of a financial nature; and (iv) to undertake anything related to or in furtherance of the foregoing. Bayer Capital Corp does not have any subsidiaries.

Bayer Capital Corp is a finance company exempt under the provisions of the Exemption Regulation dated 26 June 2002 relating to the Act on the Supervision of the Credit System 1992 (Vrijstellingsregeling wet toezicht kredietwezen 1992), as amended, from the prohibition (of operating without a banking license) laid down in section 6 subsection 1 of such Act.

The Managing Director of Bayer Capital Corp is Cyprianus Hermanus Alphonsus Koersvelt. The members of the Board of Supervisory Directors are Dr. Roland Alexander Stefan Hartwig and Karl-Heinz Kleedörfer. The auditors of Bayer Capital Corp are PricewaterhouseCoopers Accountants N.V.

Selected Historical Financial Information:

in thousands of €	December 31, 2005	December 31, 2004

Net sales / Total revenue	2,295	3,855
Income after taxes	133	256
Net cash flow from operating activities	6,339	(3,685)
Total assets	81,772	88,451
Stockholder’s Equity	6,943	7,070

For the financial information on the first quarter 2006, see the relevant sections in the Interim Report of Bayer Capital Corp incorporated by reference into this Prospectus.

Summary in respect of the Guarantor

Bayer AG was established on December 19, 1951 under the name “Farbenfabriken Bayer Aktiengesellschaft”. Its name was changed to “Bayer Aktiengesellschaft” by resolution of the Meeting of the Stockholders on June 14, 1972.

The business purpose of Bayer AG is the manufacturing, marketing and other industrial activities or provision of services in the fields of health care, agriculture, polymers and chemicals, as well as the transaction of all other business which is related to, or directly or indirectly serves, the business purpose of Bayer AG.

Bayer AG is headquartered in Leverkusen, Germany and is the management holding company of the Bayer Group, which includes approximately 280 consolidated subsidiaries.

Following the spin-off of the LANXESS subgroup in January 2005, Bayer’s business operations are organized in three subgroups:

•                  Bayer HealthCare (consisting of four segments: Pharmaceuticals, Biological Products (renamed Pharmaceuticals as of January 1, 2006); Consumer Care; Diabetes Care, Diagnostics; Animal Health) develops, produces and markets products for the prevention, diagnosis and treatment of human and animal diseases.

•                  Bayer CropScience (consisting of the Crop Protection segment and Environmental Science/BioScience segment) is active in the area of chemical crop protection and seed treatment, non-agricultural pest and weed control and plant biotechnology.

•                  Bayer MaterialScience (comprising the Materials segment and the Systems segment) primarily develops, manufactures and markets products in the polyurethane, polycarbonate, cellulose derivatives and special metals field.

Three following service organizations provide support functions to the three subgroups, Bayer AG and third parties. They are:

•                  Bayer Technology Services, which provides engineering functions.

•                  Bayer Business Services, which provides information management, accounting, consulting and administrative services.

•                  Bayer Industry Services, which operates the Bayer Chemical Park network of industrial facilities in Germany and provides site-specific services. Bayer Industry Services GmbH & Co. OHG is held by Bayer AG (60%) and by LANXESS (40%).

For the year ended December 31, 2005, Bayer reported total sales from continuing operations of €27,383 million, an operating result (EBIT) of €2,812 million and net income of €1,597 million. As of December 31, 2005, Bayer employed 93,700 people worldwide. Based on customers’ location, Bayer’s activities in Europe accounted for 43% of the Group’s total sales in 2005; North America for 27%; the Asia/Pacific region amounted to 17%; and the Latin America/Africa/Middle East region accounted for 13% of total sales.

At the time of the publication of this document, the Board of Management consists of the following members: Werner Wenning, Chairman, Klaus Kühn, Dr. Richard Pott, Dr. Wolfgang Plischke. At the time of the publication of this document the members of the Supervisory Board are: Dr. Manfred Schneider, Dr. Paul Achleitner, Dr. Josef Ackermann, Andreas Becker, Karl-Josef Ellrich, Dr. Thomas Fischer, Thomas Hellmuth, Prof. Dr.-Ing. E.h. Hans-Olaf Henkel, Gregor Jüsten, Dr. rer. pol. Klaus Kleinfeld, Dr. h. c. Martin Kohlhaussen, John C. Kornblum, Petra Kronen, Hubertus Schmoldt, Dieter Schulte, Dr.-Ing. Ekkehard D. Schulz, Dr.-Ing E.h. Jürgen Weber, Siegfried Wendlandt, Thomas de Win, Prof. Dr. Dr. h.c. Ernst-Ludwig Winnacker. The auditors of Bayer AG are PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft.

Selected Historical Financial Information:

in million €	December 31, 2005	December 31, 2004*	December 31, 2003*

Net sales / Total revenue (continuing business)	27,383	23,278	22,417
Net income**	1,597	685	(1,303)
Net cash flow (continuing business)	3,542	2,262	3,258
Total assets	36,722	37,588	37,516
Stockholder’s Equity	11,157	10,943	11,290

*      2003 and 2004 data has been restated to give effect to a change in the reporting of funded pension obligations in accordance with revised IAS 19 (Employee Benefits) and adjusted to reflect the LANXESS spin-off and the sale of the U.S. plasma operations in accordance with IFRS 5 and other applicable IFRS standards. See also explanation in “Bayer AG—IFRS regulations and changes in Group and reporting structure.”

** Net income = Income (loss) after tax attributable to Bayer AG stockholders.

For the financial information on the first quarter 2006, see the relevant sections in the Interim Report of Bayer Group incorporated by reference into this Prospectus.

Summary in respect of the Cash Offer for all shares of Schering Aktiengesellschaft

On April 13, 2006 Bayer AG through a wholly-owned subsidiary launched a voluntary public cash takeover offer (the “Cash Offer”) for all shares of Schering Aktiengesellschaft (“Schering AG,” and together with its consolidated subsidiaries, the “Schering Group”) including all shares represented by American Depository Shares of Schering AG. The Cash Offer was made on the basis of a consideration of €86.00 per Schering AG share in cash. The acceptance period for the offer commenced on April 13, 2006 and will end on May 31, 2006 (24.00 hours German time), unless extended by the offeror. The Cash Offer and the contracts which will come into effect upon acceptance of such offer are subject to certain conditions precedent, in particular but not limited to, (i) the acceptance of the Cash Offer by shareholders of Schering AG holding at least 75% of the aggregate issued and outstanding Schering AG shares, (ii) no later than by October 31, 2006 the concentration has been cleared, or deemed to have been cleared, by the European Commission and the applicable waiting period(s) under the U.S. Hart-Scott-Rodino Antitrust Improvement Act of 1976 has (have) expired or has (have) been terminated and (iii) no material adverse change with respect to the business of Schering Group until the expiry of the acceptance period has occurred. If all outstanding shares of Schering AG are tendered pursuant to the Cash Offer, the aggregate purchase price to be paid by the offeror will be approximately €16,500 million.

Schering AG is a German stock corporation with its registered seat in Berlin and is registered in the commercial register of the local court of Charlottenburg, Berlin, under 93 HRB 283. The Schering Group is an international pharmaceutical group with more than 150 subsidiaries worldwide and focuses its activities on the following four business areas: Gynecology and Andrology; Diagnostic Imaging; Specialized Therapeutics, and Oncology. The consolidated financial statements of the Schering Group for the financial ended December 31, 2005, which have been prepared pursuant to international accounting standards (IFRS), show sales revenues of €5,308 million, an operating result of €928 million and net income of €624 million. As of December 31, 2005, the Schering Group had 24,658 employees worldwide. The shares of Schering AG trade on the official market of the German stock exchanges in Frankfurt am Main and certain other German stock exchanges and in Switzerland on the stock exchanges in Basel, Geneva and Zurich. The information on the Schering Group contained in this Prospectus is based on the information available to Bayer as of the date of this Prospectus and is predominantely derived from publicly available sources and reports prepared by the Schering Group for regulatory authorities.

In order to ensure that the offeror (through Bayer AG) will have available the required funds to fully consummate the Cash Offer at the time when the payment obligation becomes due, Bayer AG has entered into a bridge facility and a syndicated credit facility in an amount of €7,000 million each. In order to repay the bridge facility and the short-term portion of the syndicated credit facility, equity and debt issuances (including the issuance of the Bonds) are contemplated. In addition, Bayer intends to divest the businesses Wolff Walsrode AG and H.C. Starck GmbH of the MaterialScience subgroup.

Summary in respect of Risk Factors

The Bonds

Holders of the Bonds are exposed to several risks associated with the characteristics of the Bonds, in particular, but not limited to, the risks in relation to (i) the mandatory conversion of the Bonds at the Maturity Date or upon the occurrence of an Acccelerated Conversion Event, (ii) the subordination and lack of security with respect to the Bonds, (iii) the Interest Deferral Right of the Issuer, and (iv) the right of the Issuer and the Guarantor to incur additional indebtedness ranking senior to or pari passu with the Bonds.

The Issuer

The Issuer is an entity for the financing activities of the Bayer Group. As such, it raises funds and on-lends monies to companies within the Bayer Group by way of intra-group loans. The Issuer has on-lent the proceeds from the offering and sale of the Bonds to Bayer AG pursuant to the Loan Agreement; the due dates for payments under the Loan correspond to the due dates of the Bonds. In the event that Bayer AG fails to make a payment due under the Loan, the Issuer may not be able to meet its payment obligations under the Bonds.

The Guarantor and the Bayer Group

Bayer’s business activities involve the following primary risks:

As a manufacturing company active in numerous areas of the health care and chemicals industry, Bayer is subject to the procurement market risk that the raw materials and utilities needed to manufacture its products may not be available, or that their quality or quantity may be insufficient. During the reorganization process, therefore, the existing procurement structures were adapted to the new holding company structure with independent operating subgroups. The ongoing development of the procurement system into a flexible network structure allows Bayer to more easily identify risks on the procurement markets at an early stage, respond to changes and ensure a constant supply of raw materials. The holding company structure also ensures that Bayer can leverage its position as a single enterprise to achieve more favorable prices and supply terms for the Group as a whole.

Bayer guards against exchange and interest rate risks by financing its business in local currencies or by hedging currency and interest positions using derivative financial instruments that serve no other purpose. Such instruments are employed according to the respective risk assessments and on the basis of detailed guidelines.

Bayer addresses product and environmental risks by way of suitable quality assurance measures. These include certifying its operations to international standards, continuously upgrading its plants and processes, and developing new and improved products. Strict quality requirements are met by applying uniform standards throughout the world. Bayer places great importance on the safety of its products and their proper usage by customers.

Bayer Group is committed to the international Responsible Care® initiative of the chemical industry and to its own safety and environmental management system, which Bayer reports on at regular intervals. Specially developed guidelines on product stewardship, occupational safety and environmental protection are designed to ensure that all of its employees act competently and responsibly.

Bayer is involved in a number of legal proceedings and may become involved in additional legal proceedings. Each of these proceedings or potential proceedings could involve substantial claims for damages or other payments. See also “Bayer AG—Legal and arbitration proceedings.”

To guard against possible liability risks and compensation claims, Bayer has concluded insurance agreements to keep the potential consequences within reasonable limits or exclude them completely. The level of insurance coverage is continuously reexamined.

To counter risks that could arise from the numerous tax, competition, patent, antitrust and environmental regulations and laws, Bayer makes its decisions and engineers its business processes on the basis of comprehensive legal advice provided both by its own experts and by acknowledged external specialists. Bayer establishes provisions in the balance sheet for risks resulting from new laws or legal judgments that apply retroactively.

The extent to which the German government’s emissions trading plans affect Bayer’s earnings depends on the legislative implementation of these measures.

Business risks also include those pertaining to acquisitions, capital expenditures and research and development activities. These future-oriented activities are vital to the continued existence of Bayer Group, yet they also harbor risks because of the related uncertainties.

In addition to the risks described above, further risks could exist for its business that Bayer Group currently is unaware of or regards as negligible.

The Cash Offer for the shares of Schering AG

There can be no assurance that the Cash Offer will be successful and the acquisition of the shares of Schering AG will be consummated. If, for whatever reason, the Cash Offer fails or the acquisition cannot be consummated, the share price of the shares in Bayer could decline. Furthermore, Bayer may lose market share to its competitors in the event of a market concentration.

Should the Cash Offer be successful and the transaction be consummated, the business, financial conditions and results of operation of the Bayer Group will substantially differ from the business, financial conditions and results of operations of the Bayer Group as at the date of and described in this Prospectus. The potential integration of the Schering business into the Bayer Group could prove to be more difficult, time-consuming and/or costly than expected and the advantages and benefits Bayer anticipates from the Cash Offer may not materialize or may not materialize to the extent anticipated. In addition, due to very limited access to non-public information on the Schering Group, Bayer’s assumptions, determinations and evaluations of the Schering Group in connection with the Cash Offer are predominantly based on the review of publicly available documents and may prove to be inaccurate; Bayer may also have failed to identify or correctly evaluate material risks related to the Schering Group.

RISK FACTORS

Before making an investment decision with respect to the Bonds, you should carefully consider the risk factors described below. The risks and uncertainties described below are the ones Bayer considers as material. However, the summary is not intended to be exhaustive and these risks and uncertainties may not be the only ones Bayer faces. Additional risks and uncertainties of which Bayer is not aware or that it currently believes are immaterial may also adversely affect Bayer’s business, financial condition and results of operations. The order or the form in which these risk factors are presented is not an indication of the likelihood of their occurrence or their materiality. If any of the possible events described occurs, Bayer’s business, financial condition and results of operations could be materially and adversely affected. If that were to happen, the trading price of the shares of Bayer AG and/or the Bonds could decline and you could lose all or part of your investment.

Risk Factors in respect of the Bonds

The Bonds will be mandatorily convertible into ordinary shares of Bayer AG . The market price of the Bonds will depend primarily on the price of the shares of Bayer AG and holders of Bonds may receive such shares at a time when the conversion price is substantially higher than the prevailing share price.

The risks for an investor relating to an investment in mandatory convertible securities are higher than the risks faced in connection with an investment in traditional convertible bond securities without a mandatory conversion feature. An investor in the Bonds will receive ordinary shares in Bayer AG (the “Shares”) upon voluntary or mandatory conversion of the Bonds. Prospective investors should be aware that the market price of the Bonds will depend primarily on the price of the underlying Shares. In addition, the market price of the Bonds will, inter alia, be influenced by the implied volatilities of the Shares and credit spreads risks for Bayer AG. If any of the risks described in this Risk Factors section materializes, or in other unforeseen circumstances the share price of the Shares may decline. A decline or anticipated decline in the share price of the Shares may result in a decline of the market price of the Bonds. In the event that the share price of the Shares is below the Minimum Conversion Price at conversion, a holder of Bonds (the “Holder”) is obliged to accept delivery of the Shares at the Minimum Conversion Price, which might be substantially higher than the prevailing share price of the Shares. The more the share price of the Shares falls below the Minimum Conversion Price and the shorter the time period to maturity of the Bonds, the greater the risk of a material decline in the market price of the Bonds. An investor in the Bonds therefore faces almost the same risks as an investor in the Shares since the investor in the Bonds shall not, except in the event of the insolvency of the Issuer and/or the Guarantor, receive cash payments on the principal amount of the Bonds, but receive Shares pursuant to a voluntary or mandatory conversion of the Bonds. If the value of the Shares received upon conversion were substantially lower than the price paid for the Bonds at the time of their purchase, investors in the Bonds could lose all or part of their investment in the Bonds.

The obligations of the Issuer and the Guarantor under or in connection with the Bonds and the Guarantee, respectively, constitute unsecured and subordinated obligations of the Issuer and the Guarantor.

The obligations of the Issuer and the Guarantor under or in connection with the Bonds and the Guarantee, respectively, constitute unsecured and subordinated obligations of the Issuer and the Guarantor, respectively, ranking pari passu among themselves and (i) in the event of the liquidation, dissolution, insolvency, composition or other proceedings for the avoidance of insolvency of the Issuer rank junior to all present and future unsubordinated and subordinated obligations of the Issuer, save for present and future subordinated obligations of the Issuer which rank pari passu with the obligations of the Issuer under the Bonds, and (ii) in the event of the liquidation, dissolution, insolvency, composition or other proceedings for the avoidance of insolvency of the Guarantor rank junior to all present and future unsubordinated and subordinated obligations of the Guarantor, save for the Existing Parity Securities which rank pari passu with the obligations of the Guarantor under the Guarantee, in each case except as otherwise required by mandatory statutory law, so that in any such event no amounts shall be payable in respect of the Bonds and the Guarantee, respectively, until the claims of all unsubordinated and subordinated creditors of the Issuer and the Guarantor, respectively, which rank senior to the claims under the Bonds and the Guarantee, respectively, shall have first been satisfied in full. No holder of Bonds may set-off any claims arising under the Bonds and the Guarantee, respectively, against any claims that the Issuer and the Guarantor, respectively, may have against it. The Issuer and the Guarantor, respectively, may not set-off any claims it may have against the Holders against any of its obligations under the Bonds and the Guarantee, respectively. No security (save for the Guarantee and the Security Assignment) is, or shall at any time be, provided by the Issuer or any other person securing rights of the Holders. Therefore, in winding-up or insolvency proceedings of the Issuer or the Guarantor, you as a Holder may recover significantly less than the holders of Baser’s unsubordinated indebtedness.

Upon certain events the outstanding Bonds shall be converted into Shares

If (i) the corporate credit rating of the Guarantor from any of Moody’s Investors Service Limited (“Moody’s”) or Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc. (“S&P”), or any of their respective successors (each, a “Rating Agency”) falls below Ba2 (in the case of Moody’s) or below BB (in the case of S&P) or is withdrawn and does not within a 30-day period subsequently in the case of a downgrade receive a rating of Ba2/BB (or higher) by such Rating Agency or, in the case of a withdrawal, the rating is not reinstated to a rating of Ba2/BB (or higher) by such Rating Agency within a 30-day period subsequently to such withdrawal, such event will constitute an Accelerated Conversion Event.

Upon the occurrence of an Accelerated Conversion Event, the Issuer shall notify the Holders in accordance with the Terms and Conditions, and shall trigger the outstanding Bonds to be converted into Shares by reference to the then prevailing Maximum Conversion Ratio and the Issuer shall pay in cash any due and unpaid interest and Deferred Interest Payments.

Bayer is not limited in the amount of additional indebtedness it can incur ranking senior or pari passu with the Bonds.

Bayer has not entered into any restrictive covenants in connection with the issuance of the Bonds regarding its ability to incur additional indebtedness ranking pari passu or senior to the obligations under or in connection with the Bonds. Incurring any such additional indebtedness may reduce the amount recoverable by you as a Holder in the event of an insolvency or liquidation of the Guarantor and/or the Issuer.

The Issuer may defer payments of interest under the Bonds.

The Issuer is entitled to defer any payment of interest on the Bonds if the requirements for deferral set out in §3(3a) of the Terms and Conditions are satisfied. If the Issuer does defer a payment of interest on the Bonds such interest constitutes Deferred Interest Amounts which themselves do not accrue interest. The Issuer may elect to pay in cash any or all Deferred Interest Amounts at any time. Deferred Interest Amounts shall become due and payable in cash on the earlier of the following events: (i) immediately in the event that, no later than 9 months from such Interest Payment Date, the Guarantor proposes, declares or pays a dividend, other distribution or payment on any class of its share capital or (ii) redeems, purchases or acquires any of its shares, or (iii) conversion of the Bonds. See also §3(3) of the Terms and Conditions.

The Issuer may convert the Bonds at the Maximum Conversion Ratio.

You should be aware that the Issuer may elect to trigger the conversion of the Bonds into Shares (to be delivered by the Guarantor in accordance with the Undertaking) at any time after June 15, 2006, until the Business Day before the 20th Trading Day prior to the Maturity Date at the Minimum Conversion Price (i.e., initially €33.03) by giving not less than 30 and not more than 60 days’ advance notice. Upon conversion of the Bonds, the Issuer shall pay to the Holders a cash amount equal to the sum of all Interest Amounts which are scheduled to be paid from such conversion date to and including the Maturity Date, plus all outstanding Deferred Interest Amounts, if any.

An active trading market may not develop for the Bonds in which case your ability to transfer the Bonds will be more limited. The market for the Bonds may be volatile.

The Bonds are new securities for which there currently is no market. Although the Issuer has filed an application to list the Bonds on the Luxembourg Stock Exchange and to admit to trading on the Euro MTF

Market of the Luxembourg Stock Exchange, there can be no assurance that the Bonds will become or remain listed. There can be no assurance as to the liquidity of any market that may develop for the Bonds, the ability of Holders to sell them or the price at which Holders may be able to sell them. The liquidity of any market for the Bonds will depend on the number of Holders, prevailing interest rates, market for similar securities and other factors, including general economic conditions and the market price of the Shares and Bayer’s own financial position, results of operations and prospects, as well as recommendations of securities analysts.

Other risks associated with the Bonds

Any market that develops for the Bonds will influence, and will be influenced by, the market for the Shares. The price of the Shares could become more volatile and could fall (i) based on investors’ expectations that a large number of additional Shares will be issued after the Bonds have reached maturity, (ii) based on early conversion of the Holders, (iii) due to sales of Shares by investors who consider the Bonds as a more attractive means of equity participation in Bayer AG, or (iv) through hedging or arbitrage transactions that could increasingly include the Bonds and Shares.

The conditional capital of Bayer AG, from which the new shares of Bayer AG will be issued upon conversion of the Bonds, has not yet been admitted to trading on the Frankfurt Stock Exchange. If admission is refused, the marketability of the Shares issued upon conversion of the Bonds would be greatly restricted, and the liquidity and market price of the Bonds may be adversely affected.

Risk Factors in respect of the Issuer

The Issuer is an entity for the financing activities of the Bayer Group. As such, it raises funds and on-lends monies to companies within the Bayer Group by way of intra-group loans. The Issuer has on-lent the proceeds from the offering and sale of the Bonds to Bayer AG pursuant to the Loan Agreement; the due dates for payments under the Loan correspond to the due dates of the Bonds. In the event that Bayer AG fails to make a payment due under the Loan, the Issuer may not be able to meet its payment obligations under the Bonds.

Risk Factors in respect of the Guarantor and the Bayer Group

Cyclicality may reduce Bayer’s operating margins or cause operating losses

Several of the industries in which Bayer operates are cyclical. This applies particularly to Bayer’s Materials and Systems segments. Typically, increased demand during peaks in the business cycle in these industries leads producers to increase their production capacity. Although peaks in the business cycle have been characterized by increased selling prices and higher operating margins, in the past these capacity increases have led to excess capacities because they have exceeded demand growth. Low periods in the business cycles are then characterized by decreasing prices and excess capacity. These factors lead to volatile operating margins and may result in operating losses for Bayer.

Excess capacities can affect Bayer’s operating results especially with respect to those commodity businesses that are characterized by slow market growth. Bayer believes that some areas of the isocyanate business, in particular, face slow growth in demand together with substantial excess production capacity. Excess capacity in polycarbonates has declined but continues to affect the structure of the polycarbonates market.

Future growth in demand may not be sufficient to absorb current excess capacity or future capacity additions without significant downward pressure on prices and adverse effects on Bayer’s operating results.

The agriculture sector is particularly subject to seasonal and weather factors and fluctuations in crop prices, which may have a negative influence on Bayer’s business results. As climate conditions and market prices for agricultural products change, the demand for Bayer’s agricultural products generally also changes. For example, a drought will often reduce demand for Bayer’s fungicides products.

Failure to develop new products and production technologies may harm Bayer’s competitive position

Bayer’s operating results significantly depend on the development of commercially viable new products and production technologies. Bayer devotes substantial resources to research and development. Because of the lengthy development process, technological challenges and intense competition, Bayer cannot assure that any of the products it is currently developing, or may begin to develop in the future, will become market-ready or achieve commercial success. For these reasons, Bayer may be unable to meet its expectations and targets with respect to products it is currently developing, particularly in its Pharmaceuticals; Crop Protection and Environmental Science, BioScience segments. Bayer’s competitive position and operating results could be harmed, if it is unsuccessful in developing new products and production processes in the future or if its ability to generate sufficient levels of sales through investments in new products and expenditures on research and development declines.

Competitive pressure from new agrochemical compounds that achieve similar or improved results with better ecotoxicological profiles and smaller doses may reduce the sales of Bayer’s existing products. The growing importance of plant biotechnology in the crop protection field could reduce market demand for some of Bayer’s agrochemical products and, to the extent that Bayer’s competitors supply those biotechnological products, could lead to declines in Bayer’s revenues.

Regulatory controls and changes in public policy may reduce the profitability of new or current products

Bayer must comply with a broad range of regulatory controls on the testing, manufacturing and marketing of many of its products. In some countries, including the United States, regulatory controls have become increasingly demanding. Bayer expects that this trend will continue and will expand to other countries, particularly those of the European Union (EU). A proposed EU chemicals policy could mandate a significant increase in the testing and assessment of all chemicals, leading to increased costs and reduced operating margins for these products. Although Bayer has adopted measures to address these stricter regulations, such as increasing the efficiency of its internal research and development processes in order to reduce the impact of extended testing on time-to-market, stricter regulatory regimes could substantially delay Bayer’s product development or restrict Bayer’s marketing and sales.

Bayer’s Pharmaceuticals segment and its Consumer Care segment are subject to particularly strict regulatory regimes. Rising regulatory requirements, such as those governing clinical trials, may increase the cost of product development and the time it takes to bring new products to market, thus reducing the overall financial benefits from these products. Failure to achieve regulatory approval of new products in a timely manner or at all can mean that Bayer does not recoup its research and development and/or commercial investment through sales of that product. Bayer does not know when or whether any approvals from regulatory authorities will be received. Withdrawal by regulators of an approval previously granted can mean that the affected product ceases to generate revenue. This can occur even if regulators take action falling short of actual withdrawal or direct their action at products that do not require regulatory approval. In addition, in some cases Bayer may voluntarily cease marketing a product even in the absence of regulatory action.

Pharmaceutical product prices are subject to controls or pressures in many markets. Some governments intervene directly in setting prices. In addition, in some markets major purchasers of pharmaceutical products (whether governmental agencies or private health care providers) have the economic power to exert substantial pressure on prices. Price controls limit the financial benefits of growth in the life sciences markets and the introduction of new products. Bayer expects that price controls and pressures on pricing will remain or increase. Any increase may further limit or eliminate Bayer’s financial benefits from the affected products.

Changes in governmental agricultural policies could significantly change the structure of the overall market for agricultural products in affected countries in which Bayer operates. A substantial change in the level of subsidies for agricultural commodities could negatively affect the level of agricultural production and the extent of the area under cultivation. As a consequence, existing markets could change with a corresponding negative impact on Bayer’s CropScience subgroup’s sales and operating results. As it is impossible at present to determine precisely what changes, if any, may occur, whether and when such changes will be implemented and the extent of their impact, close monitoring and analyses of the related political developments are necessary. Bayer expects the operating result of its CropScience business to reflect the uncertainties of this industry.

Bayer’s operating margins may decrease if Bayer is not able to pass increased raw material prices on to customers or if prices for Bayer’s products decrease faster than raw material prices

Significant variations in the cost and availability of raw materials and energy may reduce Bayer’s operating results. Bayer uses significant amounts of petrochemical-based raw materials and aromatics (benzene, toluene) in manufacturing a wide variety of its products. Bayer also purchases significant amounts of natural gas, coal and electricity to supply the energy required in its production processes. The prices and availability of these raw materials and energy vary with market conditions and may be highly volatile. There have been in the past, and may be in the future, periods during which Bayer cannot pass raw material price increases on to customers. Even in periods during which raw material prices decrease, Bayer may suffer decreasing operating profit margins if the prices of raw materials decrease more slowly than do the selling prices of its products. In the past, Bayer has entered into hedging arrangements with respect to raw materials prices only to a limited extent. If the market for these hedging arrangements were to attain sufficient liquidity and Bayer could obtain its protection at a reasonable cost, Bayer would consider making more extensive use of these hedging instruments.

Shortages or disruptions of supplies to customers due to unplanned capacity decreases or shutdowns of production plants may reduce sales

Production at some of Bayer’s manufacturing facilities or the supply of raw materials to them could be adversely affected by technical failures, strikes, natural disasters, regulatory rulings and other factors. Bayer’s biological products, in particular, generally face complicated production processes that are more subject to disruption than is the case with other processes and therefore pose increased risk of manufacturing problems, unplanned shutdowns and loss of products. Production capacities at one or more of Bayer’s sites or major plants could therefore decline temporarily or over the long term. If the capacity of one or more material facilities is reduced or manufacture of material products is shut down for a prolonged period and Bayer is unable to shift sufficient production to other plants or draw on its inventories, Bayer can suffer declines in sales revenues and in its results, be exposed to damages claims and suffer reputational harm.

Risks relating to Bayer’s portfolio management

Bayer reviews on a continuous basis its portfolio of shareholdings and participations. In the context of its portfolio management, Bayer has disposed of and acquired businesses and plans to dispose of and acquire certain businesses in the future. In connection with such portfolio transactions, Bayer makes certain business assumptions, determinations, evaluations and projections, which could prove to be incorrect. In addition, the advantages and benefits Bayer anticipates from the acquisitions may not materialize or may not materialize to the extent anticipated. Bayer may also not be able to acquire businesses at attractive prices or at all. Moreover, Bayer’s management may not be able to integrate the acquired companies into the Bayer Group at the initially planned costs or at all, and anticipated synergies may not be achieved. Finally, proposed divestitures may not happen when planned or at appropriate prices or at all. The realization of one or several of these risks could have a material adverse effect on Bayer’s liquidity, financial condition and results of operations.

Litigation and administrative claims could harm Bayer’s operating results and cash flows

Bayer is involved in a number of legal proceedings and may become involved in additional legal proceedings. Each of these proceedings or potential proceedings could involve substantial claims for damages or other payments. These proceedings include claims alleging product liability, patent infringement proceedings, claims alleging breach of contract and claims alleging antitrust violations. If Bayer’s opponents in these lawsuits obtain judgments against Bayer or if Bayer determines to settle any of these lawsuits, Bayer could be required to pay substantial damages and related costs.

Bayer is also plaintiff in lawsuits to enforce its patent rights in its products. If Bayer is not successful in these actions, Bayer would expect its revenue from these products to decline as generic competitors enter the market. In cases where Bayer believes it appropriate, Bayer has established provisions to cover potential litigation-related costs. Increased risks currently result from litigation commenced in the United States after Bayer voluntarily withdrew Lipobay/Baycol (cerivastatin) from the market, voluntarily stopped marketing products containing phenylpropanolamine (PPA), antitrust proceedings relating to Bayer’s polymers business and antitrust proceedings associated with Bayer’s ciprofloxacin anti-infective product, Cipro®.

Since the existing insurance coverage with respect to Lipobay/Baycol and PPA is exhausted, it is possible — depending on the future progress of the litigation — that Bayer could face further payments that are not covered by the provisions already established. Bayer will regularly review whether further accounting measures are necessary depending on the progress of the litigation. See also ”—Existing insurance coverage may turn out to be inadequate.”

Bayer expects that, in the course of the antitrust proceedings relating to Bayer’s polymers business, additional charges, which are also currently not quantifiable, will become necessary.

Competition from generic pharmaceuticals after patent expiration may reduce market share and sales revenue

During the life of its patent related to the compound per se, a patented product is normally only subject to competition from alternative products. After a patent expires, the producer of the formerly patented product is likely to face increased competition from generic products entering the market.

In response to rising healthcare costs, many governments (including many U.S. states) and private health care providers, such as Health Maintenance Organizations (HMOs) in the United States, have instituted reimbursement schemes favoring less expensive generic pharmaceuticals over brand-name pharmaceuticals. Bayer expects that the pressure for generic substitution will increase as a result of the implementation of the Medicare prescription drug benefit in 2006. Increased competition from generic products after patent expiration is likely to reduce market share and sales revenue of Bayer’s formerly patented products.

The loss of patent protection or ineffective patent protection for marketed products may result in loss of sales to competing products

Generic drug manufacturers, particularly in the United States, may seek marketing approval for pharmaceutical or agricultural products currently under patent protection by attacking the validity or enforceability of a patent. If a generic manufacturer succeeds in voiding a patent protecting one of Bayer’s products, that product could be exposed to generic competition before the expiration date of the patent.

The extent of patent protection varies from country to country. In some of the countries in which Bayer operates, patent protection may be significantly weaker than in the United States or the European Union. Piracy of patent-protected intellectual property has occurred in recent years, particularly in some Asian countries. In particular, these countries could facilitate competition within their markets from generic manufacturers who would otherwise be unable to introduce competing products for a number of years. Bayer does not currently expect any proposed patent law modifications to affect it materially. Nevertheless, if a country in which Bayer sells a substantial volume of an important product were to effectively invalidate its patent rights in that product, Bayer’s revenues could suffer.

Failure to compete successfully or weak performance by Bayer’s marketing partners may reduce Bayer’s operating results

Bayer operates in highly competitive industries. Actions of Bayer’s competitors could reduce Bayer’s profitability and market share. In some commodity areas (especially within its Materials and Systems segments), Bayer competes primarily on the basis of price and reliability of product and supply. All of Bayer’s segments, however, also compete in specialty markets on the basis of product differentiation, innovation, quality and price. Significant product innovations, technical advances or the intensification of price competition by competitors could harm Bayer’s operating results.

Bayer depends on third parties for the marketing of some of its products, most notably in its pharmaceutical business. Therefore, Bayer’s operating performance is influenced by the quality of its partners’ marketing and sales performance.

Bayer’s transactions relating to LANXESS expose it to continuing liability

As announced in November 2003, Bayer combined its former Bayer Chemicals segment (except for Wolff Walsrode and H.C. Starck) with parts of its former Bayer Polymers business to form the LANXESS subgroup with economic effect from July 1, 2004 as part of its portfolio realignment. LANXESS AG became a legally independent company on January 28, 2005, when its spin-off was registered in the Commercial Register (Handelsregister) for Bayer AG at the Local Court of Cologne (Amtsgericht Köln), Germany.

Bayer’s liability for prior obligations of the LANXESS subgroup following its spin-off is governed by both statutory and contractual provisions. Under the German Transformation Act, all entities that are parties to a spin-off are jointly and severally liable for obligations of the transferor entity that are established prior to the spin-off date. Bayer AG and LANXESS AG are thus jointly and severally liable for all obligations of Bayer AG that existed on January 28, 2005. The company to which the respective obligations were not assigned under the Spin-Off and Acquisition Agreement, dated September 22, 2004, between Bayer AG and LANXESS AG ceases to be liable for such obligations after a five-year period.

Under the Master Agreement between Bayer AG and LANXESS AG of the same date, each of Bayer AG and LANXESS AG agreed to release the other party from those liabilities each has assumed as principal debtor under the Spin-Off and Acquisition Agreement. The Master Agreement contains provisions for the general apportionment of liability as well as special provisions relating to the apportionment of product liability and of liability for environmental contamination and antitrust violations between Bayer AG and LANXESS AG. The Master Agreement applies to all activities of Bayer AG and LANXESS AG units throughout the world, subject to certain conditions for the United States.

Bayer may bear expenses in the future relating to liabilities of the former LANXESS subgroup under the German Transformation Act or pursuant to the Spin-Off and Acquisition Agreement or the Master Agreement. These could have a material adverse effect on Bayer’s financial condition and results of operations.

Risks relating to the cash takeover offer for all shares of Schering AG

Potential Changes to the Group

On April 13, 2006 Bayer AG through a wholly-owned subsidiary launched a voluntary public cash takeover offer (the “Cash Offer”) for all shares of Schering Aktiengesellschaft (“Schering AG,” and together with its consolidated subsidiaries, the “Schering Group”) including all shares represented by American Depository Shares of Schering AG. The Cash Offer is made on the basis of a consideration of €86.00 per Schering AG share in cash. The acceptance period for the offer commenced on April 13, 2006 and will end on May 31, 2006 (24.00 hours German time), unless extended by the offeror. The Cash Offer and the contracts which will come into effect upon acceptance of such offer are subject to certain conditions precedent, in particular but not limited to, (i) the acceptance of the Cash Offer by shareholders of Schering AG holding at least 75% of the aggregate issued and outstanding Schering AG shares, (ii) no later than by October 31, 2006 the concentration has been cleared, or deemed to have been cleared, by the European Commission and the applicable waiting period(s) under the U.S. Hart-Scott-Rodino Antitrust Improvement Act of 1976 has (have) expired or has (have) been terminated and (iii) no material adverse change with respect to the business of Schering Group until the expiry of the acceptance period has occurred. If all outstanding shares held by third parties of Schering AG are tendered pursuant to the Cash Offer, the aggregate purchase price to be paid by the offeror will be approximately €16,500 million.

There can be no assurance that the Cash Offer will be successful and the acquisition of the shares of Schering AG will be consummated. If, for whatever reason, the Cash Offer fails or the acquisition can not be consummated, the share price of the Shares could decline. Furthermore, Bayer may lose market share to its competitors in the event of a market concentration.

Should the Cash Offer be successful and the transaction be consummated, the business, financial conditions and results of operation of Bayer will substantially differ from the business, financial conditions and results of operations of Bayer as at the date of and described in this Prospectus.

The potential integration of the Schering business into the Bayer Group could prove to be more difficult, time-consuming and/or costly than expected.

In the event that the Cash Offer is successful and the acquisition of Schering is consummated, the integration of Schering’s business into Bayer’s operations would pose significant management, administrative and financial challenges. The integration of Schering’s business could lead to the loss of Schering’s senior management staff. In addition, Bayer’s and Schering’s relationships with customers and employees could be adversely affected in the day-to-day course of business by differing business standards, IT and control systems, business processes and policies, business expectations and cultures. In such circumstances, the process of integration of the Schering business could prove to be more difficult, time-consuming and/or costly than expected and have a material adverse affect on Bayer’s business.

If subsequent to the successful completion of the Cash Offer, a certain number of Schering shares remains held by the public, Bayer’s ability to integrate and manage the assets and operations of the combined business and to implement structural measures may be limited and such measures may prove to be more difficult, time-consuming and/or costly than anticipated by Bayer due to the existence of these minority interests and, therefore, the benefits and advantages anticipated by Bayer may not materialize or not materialize to the extent anticipated.

The advantages and benefits Bayer anticipates from the acquisition of Schering may not materialize or may not materialize to the extent anticipated. Bayer may not have correctly identified or evaluated the material risks related to Schering.

In connection with the Cash Offer, Bayer has made certain business assumptions, determinations and evaluations based on Bayer’s due diligence investigation of Schering’s business. Since the proposed acquisition of the shares of Schering will be made through a public takeover process, Bayer has only very limited access to non-public information on Schering prior to the completion of the Cash Offer. Hence, Bayer’s assumptions, determinations and evaluations are predominantly based on the review of publicly available documents and may prove to be inaccurate. Bayer also did not receive any assurances from Schering that any information provided to Bayer by Schering is correct and complete. As a consequence, Bayer may not have any contractual or other claims against Schering should the information Bayer reviewed prove to be incorrect. Therefore, there can be no assurance that the advantages Bayer anticipates from the acquisition of the shares of Schering will materialize in whole or in part or that Bayer will not face additional costs or other disadvantages in the event that the Cash Offer is successful and the acquisition of the shares of Schering is consummated. In addition, there can be no assurance that Schering will meet the earning projections on which Bayer has based the Cash Offer.

Bayer has not independently verified publicly available documents and information referred to above and Bayer may not be able to identify material risks in connection with Schering’s business. Therefore, there may be material risks in connection with the Cash Offer and the acquisition of the shares of Schering which are unknown to Bayer. In addition, Schering is subject to business, regulatory, financial and other risks and uncertainties, some of which may be different to those risks and uncertainties that Bayer currently faces.

Due to the Cash Offer, Bayer’s credit ratings may be downgraded, which may increase the cost of Bayer’s debt financing and may cause difficulties in raising funds in the capital market.

After Bayer announced its intention to launch the Cash Offer, Moody’s Investors Service Limited (“Moody’s”) and Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., (“S&P”), announced the following rating actions with regard to Bayer and Bayer’s rated subsidiaries: Moody’s placed Bayer under review for possible downgrade. S&P placed Bayer on CreditWatch Negative. As a result, Bayer currently has (i) from Moody’s: A3 (under review for possible downgrade), and (ii) from S&P: A (CreditWatch Negative). Bayer may be subject to rating downgrades by Moody’s and/or S&P or other rating agencies if Bayer completes the acquisition of Schering AG, which may result in increases in debt financing costs, may complicate the refinancing of Bayer’s existing indebtedness and could cause difficulties in raising funds in the capital markets. Bayer can provide no assurance that either or both of Moody’s and/or S&P or other rating agencies will not downgrade Bayer’s credit ratings due to the Cash Offer or otherwise and can make no assurances as to future actions by the rating agencies.

The acquisition of Schering would substantially increase Bayer’s level of indebtedness and would increase Bayer’s cash flow requirements.

In order to ensure that the offeror (through Bayer AG) will have available the required funds to fully consummate the Cash Offer at the time when the payment obligation becomes due, Bayer AG has entered into a bridge facility and a syndicated credit facility in an amount of €7,000 million each. In order to repay the bridge facility and the short-term portion of the syndicated credit facility, equity and debt issuances (including the offering of the Bonds) are contemplated. In addition, Bayer intends to divest the businesses Wolff Walsrode AG and H.C. Starck GmbH of the MaterialScience subgroup.

Therefore, the completion of the Cash Offer would result in the incurrence of substantial additional amounts of indebtedness and an increase in Bayer’s interest expense, which in turn would require considerable cash flow. Bayer can not assure that it will achieve the refinancing of the bridge facility and the short-term portion of the syndicated credit facility as contemplated and, in particular, that the divesture of Wolff Walsrode AG and H.C. Starck GmbH will occur within the intended time schedule or that Bayer will be able to achieve the anticipated consideration. If Bayer fails to refinance the bridge facility and the short-term portion of the syndicated credit facility as contemplated, Bayer’s capital ratios could be adversely affected and the interest expenses would continue to remain at the increased levels. This could have a material adverse effect on Bayer’s business, financial condition and results of operations.

Risks from the handling of hazardous materials could negatively impact Bayer’s operating results

Bayer’s operations are subject to the operating risks associated with pharmaceutical and chemical manufacturing, including the related risks associated with storage and transportation of raw materials, products and wastes. These risks include, among other things, the following hazards:

•                  pipeline and storage tank leaks and ruptures;

•                  fires and explosions;

•                  malfunction and operational failure; and

•                  releases, discharges or disposal of toxic and/or hazardous substances resulting from these or other causes.

These operating risks have the potential to cause personal injury, property damage and environmental contamination, and may result in the shutdown of affected facilities and in business interruption and the imposition of civil or criminal penalties, and negatively impact the reputation of the company. The occurrence of any of these events may significantly reduce the productivity and profitability of the affected manufacturing facility and harm Bayer’s operating results. Furthermore, Bayer’s property damage, business interruption and casualty insurance policies may not be adequate to cover fully all potential hazards incidental to its business.

Environmental liabilities and compliance costs may have a significant negative effect on Bayer’s operating results

The environmental laws of various jurisdictions impose actual and potential obligations on Bayer to remediate contaminated sites. These obligations may relate to sites:

•                  that Bayer currently owns or operates;

•                  that Bayer formerly owned or operated;

•                  where Bayer disposed of waste from its operations;

•                  where external toll manufacturers operate or operated; or

•                  where property owned by third parties was contaminated by the emission or spill of contaminants for which Bayer bears responsibility.

The costs of these environmental remediation obligations could significantly reduce Bayer’s operating results. In particular, Bayer’s accruals for these obligations may be insufficient if the assumptions underlying these accruals prove to be incorrect or if Bayer is held responsible for additional, currently undiscovered, contamination.

Furthermore, Bayer is or may become involved in claims, lawsuits and administrative proceedings relating to environmental matters. An adverse outcome in any of these might have a significant negative impact on Bayer’s operating results and reputation.

Stricter health, safety and environmental laws and regulations as well as enforcement policies could result in substantial liabilities and costs to Bayer and could subject Bayer’s handling, manufacturing, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than is currently the case. Consequently, compliance with these laws and regulations could result in significant capital expenditures and expenses as well as liabilities, thereby harming Bayer’s business and operating results.

Existing insurance coverage may turn out to be inadequate

Bayer seeks to cover foreseeable risks through insurance coverage. Such insurance coverage, however, may not fully cover the risks to which the company is exposed. This can be the case with respect to insurance covering legal and administrative claims, as discussed above, as well as with respect to insurance covering other risks. For certain risks, adequate insurance coverage may not be available on the market or may not be available at reasonable conditions. Consequently, any harm resulting from the materialization of these risks could result in significant capital expenditures and expenses as well as liabilities, thereby harming Bayer’s business and operating results.

Significant fluctuations in exchange rates affect Bayer’s financial results

Bayer conducts a significant portion of its operations outside the euro zone. Fluctuations in exchange rates of currencies of countries outside the euro zone, especially the U.S. dollar and Japanese yen, can materially affect Bayer’s revenue as well as its operating results. For example, changes in currency exchange rates may affect:

•                  the relative prices at which Bayer and its competitors sell products in the same market;

•                  the cost of products and services Bayer requires for its operations; and

•                  the euro-denominated items in Bayer’s financial statements.

Although these fluctuations can benefit Bayer, they can also harm Bayer’s results. From time to time, Bayer may use financial instruments to hedge some of its exposure to foreign currency exchange rate fluctuations.

Negative developments affecting capital markets may make additional contributions to Bayer’s pension funds necessary and changes in the yield assumptions could have an impact on the valuation of liabilities

Changes and movements in the equity, fixed income, real estate and other markets could significantly change the valuation of the assets of Bayer’s pension and post-retirement benefit plans. A change in yield assumptions could also have an impact on the discounted present value of Bayer’s pension obligations. In addition, changes in pension and postretirement benefit plan assumptions, such as rates for compensation increase, retirement rates, mortality rates, health care cost trends and other factors can lead to significant increases or decreases in Bayer’s pension or postretirement benefit obligations, which would affect the reported funded status of Bayer’s pension and post-retirement benefit plans and therefore could also negatively affect net periodic pension cost, future cash contributions and equity. For further details on underfunding of pensions and other post-retirement benefit obligations, refer to note 28 to the consolidated financial statements of Bayer Group for the fiscal year ended on December 31, 2005.

Bayer cannot assure that any future expenses or cash contributions that become necessary under Bayer’s pension or postretirement benefit plans will not have a material adverse effect on Bayer’s financial condition and results of operations.

INCORPORATION BY REFERENCE

The following documents are incorporated by reference into this Prospectus:

•                  the audited consolidated financial statements of the Bayer Group for the fiscal year ended on December 31, 2003(1) consisting of

• Balance Sheet (page 5 of the Annual Report of 2003),

• Statement of Income (page 4 of the Annual Report of 2003),

• Notes (pages 28 to 76 of the Annual Report of 2003),

• Statement of Cash Flows (page 6 of the Annual Report of 2003),

• the Description of Accounting Policies (pages 10 to 27 of the Annual Report of 2003),

• the Auditors’ Report (page 3 of the Annual Report of 2003),

•                  the audited consolidated financial statements of the Bayer Group for the fiscal year ended on December 31, 2004(2) consisting of

• Balance Sheet (page 69 of the Annual Report of 2004),

• Statement of Income (page 68 of the Annual Report of 2004),

• Notes (pages 74 to 137 of the Annual Report of 2004),

• Statement of Cash Flows (page 70 of the Annual Report of 2004),

• the Description of Accounting Policies (pages 74 to 87 of the Annual Report of 2004),

• the Auditors’ Report (page 67 of the Annual Report of 2004),

•                  the audited consolidated financial statements of Bayer Group for the fiscal year ended on December 31, 2005 consisting of

• Balance Sheet (page 81 of the Annual Report of 2005),

• Statement of Income (page 80 of the Annual Report of 2005),

• Notes (pages 84 to 188 of the Annual Report of 2005),

• Statement of Cash Flows (page 82 of the Annual Report of 2005),

• the Description of Accounting Policies (pages 92 to 103 of the Annual Report of 2005),

• the Auditors’ Report (page 79 of the Annual Report of 2005),

•                  the unaudited consolidated interim financial statements of Bayer Group for the first quarter ended on March 31, 2006 consisting of

• Balance Sheet (page 25 of the Interim Report for the first quarter 2006),

• Statement of Income (page 24 of the Interim Report for the first quarter 2006),

• Statement of Cash Flows (page 26 of the Interim Report for the first quarter 2006),

•                  the audited unconsolidated financial statements of Bayer Capital Corp for the fiscal year ended on December 31, 2004 consisting of

• Balance Sheet (pages 5 to 6 of the Annual Report of 2004),

• Statement of Income (page 7 of the Annual Report of 2004),

• Notes (pages 10 to 18 of the Annual Report of 2004),

• Statement of Cash Flow (pages 8 and 9 of the Annual Report of 2004 with comparative figures for 2003),

• the Description of Accounting Policies (pages 11 to 12 of the Annual Report of 2004),

• the Auditors’ Report (page 23 of the Annual Report of 2004),

•                  the audited un-consolidated financial statements of Bayer Capital Corp for the fiscal year ended on December 31, 2005 consisting of

• Balance Sheet (pages 5 to 6 of the Annual Report of 2005),

• Statement of Income (page 7 of the Annual Report of 2005),

(1)          2003 data has not been restated to give effect to a change in the reporting of funded pension obligations in accordance with revised IAS 19 (Employee Benefits) and adjusted to reflect the LANXESS spin-off and the sale of U.S. plasma operations in accordance with IFRS 5 and other applicable IFRS standards.

(2)          2004 data has been restated to give effect to a change in the reporting of funded pension obligations in accordance with revised IAS 19 (Employee Benefits) and adjusted to reflect the LANXESS spin-off and the sale of U.S. plasma operations in accordance with IFRS 5 and other applicable IFRS standards. For 2004 figures please refer to data published in the Annual Report of the fiscal year 2005.

• Cash flow statement (pages 8 to 9 of the Annual Report of 2005),

• the Notes and Description of Accounting Policies (pages 10 to 18 of the Annual Report of 2005),

• the Auditors’ Report (page 22 of the Annual Report of 2005),

•                  the unaudited un-consolidated interim financial statements of Bayer Capital Corp for the first quarter ended on March 31, 2006 consisting of

• Balance Sheet (pages 1 and 2 of the Interim Report for the first quarter 2006),

• Statement of Income (page 3 of the Interim Report for the first quarter 2006),

• Cash flow statement (pages 4 and 5 of the Interim Report for the first quarter 2006).

All information not listed above but included in the documents incorporated by reference is given for information purposes only.

The documents incorporated by reference are available on the website of the Luxembourg Stock Exchange (www.bourse.lu) and may be inspected and are available free of charge during normal business hours at the specified office of the Paying Agent in Luxembourg, Dexia Banque Internationale à Luxembourg, Transaction Execution Group, 69 Route d’Esch, Luxembourg 2953, as long as any Bonds are listed on the Luxembourg Stock Exchange and are admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange and the rules of such stock exchange so require.

TERMS AND CONDITONS OF THE BONDS

ANLEIHEBEDINGUNGEN	TERMS AND CONDITIONS

The German version of the Terms and Conditions is the only legally binding version. The English translation is for convenience only.

§ 1 Allgemeines	§ 1 General Provisions

(1) Nennbetrag und Stückelung. Die Bayer Capital Corporation B.V., Mijdrecht/Niederlande (die “Emittentin”), eine nach niederländischem Recht gegründete Gesellschaft mit beschränkter Haftung, begibt Garantierte, Nachrangige Wandelschuldverschreibungen mit Pflichtwandlung unter nachrangiger Garantie der Bayer AG, Leverkusen (die “Garantin”) im Gesamtnennbetrag von

(1) Principal Amount and Denomination. Bayer Capital Corporation B.V., Mijdrecht, The Netherlands, a company incorporated with limited liability under the laws of the Netherlands (the “Issuer”) issues Guaranteed Subordinated Mandatory Convertible Bonds guaranteed on a subordinated basis by Bayer AG, Leverkusen (the “Guarantor”), in the aggregate principal amount of

€ 2.300.000.000	€ 2,300,000,000

(in Worten: Euro zwei Milliarden, dreihundert Millionen),	(in words: euro two billion, three hundred million)

eingeteilt in untereinander gleichberechtigte, auf den Inhaber lautende Teilschuldverschreibungen (die “Schuldverschreibungen”) im Nennbetrag von je € 50.000 (der “Nennbetrag”).	and are divided into bonds in bearer form with a nominal amount of € 50,000 (the “Principal Amount”) each, which rank pari passu among themselves (the “Bonds”).

(2) Globalurkunde. Die Schuldverschreibungen werden für ihre gesamte Laufzeit durch eine Inhaber-Globalschuldverschreibung (die “Globalurkunde”) ohne Zinsscheine verbrieft. Die Globalurkunde ist nur wirksam, wenn sie die eigenhändigen Unterschriften von zwei durch die Emittentin bevollmächtigten Personen sowie die Unterschrift eines Kontrollbeauftragten der Citibank, N.A. trägt. Die Globalurkunde wird bei Clearstream Banking AG, Frankfurt (“Clearstream, Frankfurt” oder das “Clearingsystem”), hinterlegt. Der Anspruch der Gläubiger (§ 1(5)) auf Ausgabe einzelner Schuldverschreibungen oder Zinsscheine ist ausgeschlossen.

(2) Global Bond. The Bonds will be represented for the whole life of the Bonds by a global bearer bond (the “Global Bond”) without interest coupons. The Global Bond will only be valid if it bears the handwritten signatures of two duly authorised representatives of the Issuer and the control signature of a person instructed by Citibank, N.A. The Global Bond will be deposited with Clearstream Banking AG, Frankfurt (“Clearstream, Frankfurt” or the “Clearing System”). The Holders (§ 1(5)) will have no right to require the issue of definitive Bonds or interest coupons.

(3) Registereintrag. Gemäß Vertrag vom 6. April 2006 zwischen der Emittentin und Clearstream, Frankfurt hat die Emittentin Clearstream, Frankfurt als Effektengiro-Registrar (der “Effektengiro-Registrar”) bezüglich der Schuldverschreibungen

(3) Book-Entry. Pursuant to an agreement dated 6 April 2006 between the Issuer and Clearstream, Frankfurt, the Issuer has appointed Clearstream, Frankfurt as its book-entry registrar (the “Book-Entry Registrar”) in respect of the Bonds and bestellt und sich verpflichtet, ein Register über die jeweilige Gesamtzahl der durch die Globalurkunde verbrieften Schuldverschreibungen unter dem Namen des Effektengiro-Registrars zu führen. Clearstream, Frankfurt hat zugesagt, als Beauftragte der Emittentin in den Büchern der Clearstream, Frankfurt Aufzeichnungen über die auf den Konten der Clearstream, Frankfurt-Kontoinhaber zugunsten der Inhaber der Miteigentumsanteile an den durch diese Globalurkunde verbrieften Schuldverschreibungen zu führen. Die Emittentin und Clearstream, Frankfurt haben ferner zu Gunsten der Inhaber der Miteigentumsanteile an den Schuldverschreibungen vereinbart, dass sich die tatsächliche Zahl der Schuldverschreibungen, die jeweils verbrieft sind, aus den Unterlagen des Effektengiro-Registrars ergibt.

agreed to maintain a register showing the aggregate number of the Bonds represented by the Global Bond under the name of the Book-Entry Registrar. Clearstream, Frankfurt has agreed, as agent of the Issuer, to maintain records of the Bonds credited to the accounts of the accountholders of Clearstream, Frankfurt for the benefit of the holders of the co-ownership interests in the Bonds represented by the Global Bond. The Issuer and Clearstream, Frankfurt have agreed, for the benefit of the holders of co-ownership interests in the Bonds, that the actual number of Bonds from time to time will be evidenced by the records of the Book-Entry Registrar.

(4) Verwahrung. Die Globalurkunde wird solange von oder im Namen des Clearingsystems verwahrt, bis sämtliche Verbindlichkeiten der Emittentin aus den Schuldverschreibungen erfüllt sind.	(4) Custody. The Global Bond will be kept in custody by or on behalf of the Clearing System until all obligations of the Issuer under the Bonds have been satisfied.

(5) Gläubiger.  Den Inhabern von Schuldverschreibungen (“Gläubiger”) stehen Miteigentumsanteile oder Rechte an der Globalurkunde zu, die nach Maßgabe des anwendbaren Rechts und der Regeln und Bestimmungen des Clearingsystems übertragen werden können.

(5) Holders. The holders of Bonds (“Holders”) will receive co-ownership participations or rights in the Global Bond, which are transferable in accordance with applicable law and the rules and regulations of the Clearing System.

§ 2 Status, Garantie	§ 2 Status, Guarantee

(1) Status. Die Schuldverschreibungen begründen nicht besicherte nachrangige Verbindlichkeiten der Emittentin, die untereinander im Rang gleich stehen und im Falle der Liquidation, der Auflösung oder der Insolvenz der Emittentin oder eines Vergleichs oder eines anderen, der Abwendung der Insolvenz der Emittentin dienenden Verfahrens nachrangig sind gegenüber allen anderen bestehenden und zukünftigen nicht nachrangigen und nachrangigen Verbindlichkeiten der Emittentin (mit Ausnahme solcher bestehenden und zukünftigen nachrangigen Verbindlichkeiten, die mit den Verbindlichkeiten der Emittentin aus den Schuldverschreibungen im gleichen Rang stehen bzw. stehen werden), soweit zwingende gesetzliche Bestimmungen nichts anderes

(1) Status. The obligations of the Issuer under the Bonds constitute unsecured and subordinated obligations of the Issuer ranking pari passu among themselves and in the event of the liquidation, dissolution, insolvency, composition or other proceedings for the avoidance of insolvency of the Issuer rank junior to all present and future unsubordinated and subordinated obligations of the Issuer (save for present and future subordinated obligations which rank and shall rank pari passu with the obligations of the Issuer under the Bonds), except as otherwise required by mandatory statutory law, so that in any such event no amounts shall be payable in respect of the Bonds until the claims of all unsubordinated and subordinated creditors of the vorschreiben, so dass Zahlungen auf die Schuldverschreibungen erst dann erfolgen, wenn die Ansprüche aller nicht nachrangigen und nachrangigen Gläubiger der Emittentin vollständig befriedigt sind, die Ansprüchen aus den Schuldverschreibungen vorgehen. Kein Gläubiger ist berechtigt, Forderungen aus den Schuldverschreibungen gegen Forderungen der Emittentin aufzurechnen. Die Emittentin ist nicht berechtigt, Forderungen gegenüber Gläubigern gegen Verpflichtungen aus den Schuldverschreibungen aufzurechnen. Für die Rechte der Gläubiger aus den Schuldverschreibungen ist diesen (mit Ausnahme der Garantie und der Sicherungsabtretung) keine Sicherheit durch die Emittentin oder durch Dritte gestellt; eine solche Sicherheit wird auch zu keinem Zeitpunkt gestellt werden.

Issuer which rank senior to the claims under the Bonds shall have first been satisfied in full. No Holder may set-off any claims arising under the Bonds against any claims that the Issuer may have against it. The Issuer may not set-off any claims it may have against the Holders against any of its obligations under the Bonds. No security (other than the Guarantee and the Security Assignment) is, or shall at any time be, provided by the Issuer or any other person securing rights of the Holders under the Bonds.

(2) Auflösende Bedingung. Die in § 2(1) geregelte Nachrangigkeit der Verpflichtungen der Emittentin aus jeder Schuldverschreibung ist auflösend bedingt durch die Wandlung und endet in Bezug auf die gewandelten Schuldverschreibungen mit Ablauf des Tages, der dem betreffenden Tag der Wandlung unmittelbar vorausgeht, mit Wirkung ab dem Tag der Ausgabe der Schuldverschreibungen. Die Nachrangigkeit darf die Ausübung des Wandlungsrechts oder die Pflichtwandlung auf der Grundlage des § 194 Abs. 1 S. 2 AktG nicht beeinträchtigen.

(2) Condition Subsequent. The subordination of the obligations of the Issuer under each Bond as specified in § 2(1) shall be subject to the condition subsequent (auflösende Bedingung) of the conversion of the Bonds and terminate, with respect of the converted Bonds, with effect as of the date of issue of the Bonds at the end of the day immediately preceding the relevant date of conversion. The exercise of the Conversion Right or mandatory conversion, as the case may be, in accordance with § 194(1) sentence 2 of the German Stock Corporation Act (Aktiengesetz) shall not be affected by the subordination.

(3) Garantie. Die Garantin hat eine unbedingte, unwiderrufliche, nachrangige Garantie (die “Garantie”) für die ordnungsgemäße Zahlung sämtlicher auf die Schuldverschreibungen zahlbarer Beträge übernommen.

(3) Guarantee. The Guarantor has given its unconditional and irrevocable guarantee on a subordinated basis (the “Guarantee”) for the due and punctual payment of any amounts payable under the Bonds.

Gemäß ihren Bedingungen begründet die Garantie unbesicherte und nachrangige Verbindlichkeiten der Garantin, die im Falle der Liquidation, der Auflösung, oder der Insolvenz der Garantin oder eines Vergleichs oder eines anderen, der Abwendung der Insolvenz der Garantin dienenden Verfahrens nachrangig sind gegenüber allen anderen bestehenden und zukünftigen nicht nachrangigen und nachrangigen Verbindlichkeiten der Garantin (mit Ausnahme von Verbindlichkeiten aus Bestehenden Gleichrangigen Wertpapieren, die mit den Verbindlichkeiten der Garantin aus der Garantie im gleichen Rang stehen),

According to the terms of the Guarantee, the obligations of the Guarantor under the Guarantee constitute unsecured and subordinated obligations of the Guarantor which in the event of the liquidation, dissolution, insolvency, composition or other proceedings for the avoidance of insolvency of the Guarantor rank junior to all present and future unsubordinated and subordinated obligations of the Guarantor (save for obligations of the Guarantor under Existing Parity Securities which rank pari passu with the obligations of the Guarantor under the Guarantee), except as otherwise required by soweit zwingende gesetzliche Bestimmungen nichts anderes vorschreiben, so dass Zahlungen in Bezug auf die Garantie erst dann erfolgen, wenn die Ansprüche aller nicht nachrangigen und nachrangigen Gläubiger der Garantin (mit Ausnahme von Inhabern von Bestehenden Gleichrangigen Wertpapieren, die mit den Gläubigern aus der Garantie im gleichen Rang stehen) vollständig befriedigt sind. Kein Gläubiger ist berechtigt, Forderungen aus der Garantie gegen Forderungen der Garantin gegen ihn aufzurechnen. Die Garantin ist nicht berechtigt, Forderungen gegenüber Gläubigern gegen Verpflichtungen aus der Garantie aufzurechnen. Für die Rechte der Gläubiger aus der Garantie ist diesen keine Sicherheit durch die Garantin oder durch Dritte gestellt; eine solche Sicherheit wird auch zu keinem Zeitpunkt gestellt werden. “Bestehende Gleichrangige Wertpapiere” bezeichnet die “€ 1.300.000.000 Subordinated Fixed to Floating Rate Callable Securities due 2105” der Garantin (ISIN XS0225369403).

mandatory statutory law, so that in any such event no amounts shall be payable in respect of the Guarantee until the claims of all unsubordinated and subordinated creditors of the Guarantor (save for holders of Existing Parity Securities which rank pari passu with the Holders under the Guarantee) shall have first been satisfied in full. No Holder may set-off any claims arising under the Guarantee against any claims that the Guarantor may have against it. The Guarantor may not set-off any claims it may have against the Holders against any of its obligations under the Guarantee. No security is, or shall at any time be, provided by the Guarantor or any other person securing rights of the Holders under the Guarantee. “Existing Parity Securities” means the Guarantor’s € 1,300,000,000 Subordinated Fixed to Floating Rate Callable Bonds due 2105 (ISIN XS0225369403).

Die Garantie stellt einen Vertrag zugunsten eines jeden Gläubigers als begünstigtem Dritten gemäß § 328 Absatz 1 BGB dar, welcher das Recht eines jeden Gläubigers begründet, Erfüllung aus der Garantie unmittelbar von der Garantin zu verlangen und die Garantie unmittelbar gegenüber der Garantin durchzusetzen.

The Guarantee constitutes a contract for the benefit of the Holders from time to time as third party beneficiaries in accordance with § 328(1) of the German Civil Code (Bürgerliches Gesetzbuch - BGB) giving rise to the right of each Holder to require performance of the Guarantee directly from the Guarantor and to enforce the Guarantee directly against the Guarantor.

§ 3 Verzinsung	§ 3 Interest

(1) Zinssatz. Die Schuldverschreibungen werden ab einschließlich dem 6. April 2006 (der “Zinslaufbeginn”) (einschließlich) mit jährlich 6,625% auf ihren Nennbetrag verzinst. Die Zinsen sind vorbehaltlich der Ausübung des Zinsaufschubsrechts (wie nachfolgend definiert) jährlich nachträglich am 1. Juni eines jeden Jahres (jeweils ein “Zinszahlungstag”), erstmals am 1. Juni 2006 (kurze erste Zinsperiode), zahlbar. Sofern Zinsen für einen Zeitraum von weniger als einem Jahr zu berechnen sind, erfolgt die Berechnung auf der Grundlage der tatsächlichen Anzahl der in diesem Zeitraum verstrichenen Tage dividiert durch die tatsächliche Anzahl von Tagen (365 oder 366) im jeweiligen Jahr.

(1) Interest Rate. The Bonds shall bear interest on their Principal Amount at the rate of 6.625% per annum from and including 6 April 2006 (the “Interest Commencement  Date”). Subject to an exercise of the Interest Deferral Right (as defined below), interest shall be payable annually in arrear on 1 June of each year (each a “Interest Payment Date”), commencing on 1 June 2006 (short first coupon). If interest is required to be calculated for a period of less than a full year, such interest shall be calculated on the basis of the actual number of days elapsed in such period divided by the actual number of days (365 or 366) in the respective year.

(2) Zinslaufende.	(2) Cessation of Interest Accrual.

(a)                       Im Falle der Pflichtwandlung bei Endfälligkeit gemäß § 6(1) endet die Verzinsung der Schuldverschreibungen mit Ablauf des Tages, der dem Endfälligkeitstag unmittelbar vorausgeht. In diesem Fall wird die Emittentin bis dahin aufgelaufene und nicht gezahlte Zinsen sowie etwaige ausstehende Ausgesetzte Zinszahlungen (§ 3(3)(a)) am Endfälligkeitstag zahlen.

(a)                       In the event of the mandatory conversion at maturity pursuant to § 6(1), interest shall cease to accrue on the Bonds as of the end of the day immediately preceding the Maturity Date. In this case the Issuer will pay any interest accrued and unpaid until this time and outstanding Deferred Interest Amounts (§ 3(3)(a)), if any, on the Maturity Date.

(b)                      Im Falle der vorzeitigen Wandlung nach Wahl der Emittentin gemäß § 6(2) endet die Verzinsung der Schuldverschreibungen mit Ablauf des Tages, der dem Optionalen Wandlungstag (§ 6(2)) unmittelbar vorausgeht. In diesem Fall wird die Emittentin den Make-whole-Zinsbetrag (§ 6(2)) sowie etwaige ausstehende Ausgesetzte Zinszahlungen an dem Optionalen Wandlungstag zahlen.

(b)                      In the event of the early conversion at the option of the Issuer pursuant to § 6(2), interest shall cease to accrue on the Bonds as of the end of the day immediately preceding the Optional Conversion Date (§ 6(2)). In this case the Issuer will pay the Make-whole Interest Amount (§ 6(2)) and outstanding Deferred Interest Amounts, if any, on the Optional Conversion Date.

(c)                       Im Falle eines Vorgezogenen Pflichtwandlungsereignis gemäß § 6(3) endet die Verzinsung der Schuldverschreibungen mit Ablauf des Tages, der dem Vorgezogenen Pflichtwandlungstag (§ 6(3)) unmittelbar vorausgeht. In diesem Fall wird die Emittentin bis dahin aufgelaufene und nicht gezahlte Zinsen sowie etwaige ausstehende Ausgesetzte Zinszahlungen an dem Vorgezogenen Pflichtwandlungstag zahlen.

(c)                       In the event of an Accelerated Mandatory Conversion Event pursuant to § 6(3), interest shall cease to accrue on the Bonds as of the end of the day immediately preceding the Accelerated Mandatory Conversion Date (§ 6(3)). In this case the Issuer will pay any interest accrued and unpaid until that time and outstanding Deferred Interest Amounts, if any, on the Accelerated Mandatory Conversion Date.

(d)                      Im Falle der wahlweisen Wandlung einer Schuldverschreibung gemäß § 6(4) endet die Verzinsung dieser Schuldverschreibung mit Ablauf des Tages, der dem letzten Zinszahlungstag vor dem Wandlungstag (§ 6(6)(b)) unmittelbar vorausgeht, bzw., sofern es bis dahin keinen Zinszahlungstag gab, am Zinslaufbeginn. Im Fall der wahlweisen Wandlung einer Schuldverschreibung gemäß § 6(4) wird die Emittentin etwaige ausstehende Ausgesetzte Zinszahlungen an dem Wandlungstag zahlen.

(d)                      In the event of a voluntary conversion pursuant to § 6(4) in respect of any Bond, interest shall cease to accrue on that Bond as of the end of the day immediately preceding the last Interest Payment Date prior to the Conversion Date (§ 6(6)(b)) or, if there was no Interest Payment Date, the Interest Commencement Date. In the event of a voluntary conversion pursuant to § 6(4) the Issuer will pay outstanding Deferred Interest Amounts, if any, on the Conversion Date.

(e) Im Falle der wahlweisen Wandlung infolge eines Übernahmeangebots gemäß § 6(5) endet die Verzinsung dieser Schuldverschreibung mit Ablauf des Tages, der dem Wandlungstag	(e) In the event of a voluntary conversion following a Take-over Bid pursuant to § 6(5) in respect of any Bond, interest shall cease to accrue on that Bond as of the end of the day

unmittelbar vorausgeht. In diesem Fall wird die Emittentin bis dahin aufgelaufene und nicht gezahlte Zinsen sowie etwaige ausstehende Ausgesetzte Zinszahlungen an dem Wandlungstag zahlen.	immediately preceding the Conversion Date. In this case the Issuer will pay any interest accrued and unpaid until that time and outstanding Deferred Interest Amounts, if any, on the Conversion Date.

(f)                          Im Falle einer vorzeitigen Rückzahlung gemäß § 9 endet die Verzinsung mit dem Ende des Tages, der dem Tag unmittelbar vorausgeht, an dem die Schuldverschreibungen zur Rückzahlung fällig werden. In diesem Fall wird die Emittentin bis dahin aufgelaufene und nicht gezahlte Zinsen sowie etwaige ausstehende Ausgesetzte Zinszahlungen an dem Tag zahlen, an dem die Schuldverschreibungen zur Rückzahlung fällig werden.

(f)                          In the event of an early redemption pursuant to § 9, interest shall cease to accrue as of the end of the day immediately preceding the date on which the Bonds become due for redemption. In this case the Issuer will pay any interest accrued and unpaid until that time and outstanding Deferred Interest Amounts, if any, on the date on which the Bonds become due for redemption.

(3) Zinsaufschubrecht	(3) Interest Deferral Right

(a)                        Die Emittentin ist berechtigt (das “Zinsaufschubrecht”), die an den auf den 1. Juni 2006, 1. Juni 2007 und 1. Juni 2008 fallenden Zinszahlungstagen fällige Zinszahlung (jeweils eine “Ausgesetzte Zinszahlung”) zu verschieben, es sei denn, dass innerhalb eines Zeitraums von drei Monaten vor dem betreffenden Zinszahlungstag

(a)                        The Issuer may defer (the “Interest Deferral Right”) any interest to be paid on any of the Interest Payment Dates falling on 1 June 2006, 1 June 2007 and 1 June 2008 (each a “Deferred Interest Amount”) except if during the three months period immediately preceding the relevant Interest Payment Date

(i)                           der Hauptversammlung der Garantin ein Beschlussvorschlag vom Vorstand und/oder Aufsichtsrat für die Zahlung einer Dividende unterbreitet wurde, und die Hauptversammlung einen solchen Beschluss gefasst hat, oder Vorstand und Aufsichtsrat eine Abschlagszahlung auf den Bilanzgewinn beschlossen haben;

(i)                           the management board and/or the supervisory board of the Guarantor has proposed for resolution to its shareholders’ meeting any dividend to its shareholders or its shareholders’ meeting has passed a resolution on any dividend or the management board and the supervisory board of the Guarantor has resolved a resolution on any partial pre-payment on the Guarantor’s net income to its shareholders;

(ii) die Garantin eigene Aktien erworben oder eingezogen hat; oder	(ii) the Guarantor has bought back or called in any of its shares; or

(iii) die Garantin eine von ihr nach den Schuldverschreibungen, die Gegenstand dieser Bedingungen sind, begebene oder garantierte Wandelschuldverschreibungen, die den	(iii) the Guarantor has paid back or paid any interest on any convertible securities which rank pari passu with the Bonds issued or guaranteed by it and issued after the Bonds which are the subject of

Schuldverschreibungen im Rang gleichstehen, ganz oder teilweise zurückgezahlt oder Zinsen darauf gezahlt hat.	these Terms and Conditions.

(b)                       Das Zinsaufschubrecht kann nur durch Bekanntmachung gemäß § 12, die nicht später als 10 Geschäftstage vor dem betreffenden Zinszahlungstag wirksam werden muss (die “Zinsaufschuberklärung”), ausgeübt werden.

(b)                       The Interest Deferral Right may only be exercised by a notice in accordance with § 12 becoming effective not later than 10 Business Days prior to the relevant Interest Payment Date (the “Interest Deferral Right Notice”).

(c) Die Emittentin hat jederzeit das Recht, Ausgesetzte Zinszahlungen durch Barzahlung zu leisten.	(c) The Issuer may elect to pay in cash any or all Deferred Interest Amounts at any time.

(d) Sämtliche Ausgesetzten Zinszahlungen werden an dem früheren der folgenden Tage fällig:	(d) Any Deferred Interest Amounts shall be due and payable on the earlier of:

(i)                           unverzüglich nachdem eines der in § 3(3)(a) genannten Ereignisse eingetreten ist, sofern das Ereignis innerhalb von neun Monaten nach dem Zinszahlungstag, für den die Emittentin das Zinsaufschubrecht ausgeübt hat, eintritt;

(i)                           without undue delay after the occurrence of any of the events described in § 3(3)(a) if such event occurs during the period of nine months following the Interest Payment Date for which the Issuer exercised the Interest Deferral Right;

(ii) dem Endfälligkeitstag;	(ii) the Maturity Date;

(iii) dem Optionalen Wandlungstag;	(iii) the Optional Conversion Date;

(iv) dem Vorgezogenen Pflichtwandlungstag;	(iv) the Accelerated Mandatory Conversion Date;

(v) dem Wandlungstag; oder	(v) the Conversion Date; or

(vi) dem Tag, an dem die Schuldverschreibungen gemäß § 9 zur Rückzahlung fällig werden.	(vi) the date on which the Bonds become due for redemption pursuant to § 9.

§ 4 Währung; Zahlungen	§ 4 Currency; Payments

(1) Währung. Sämtliche Zahlungen auf die Schuldverschreibungen werden in Euro an das Clearingsystem oder zu dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearingsystems geleistet.

(1) Currency. All payments in respect of the Bonds shall be made in euro to the Clearing System or to its order for credit to the relevant account holders of the Clearing System.

(2) Erfüllungswirkung. Die Emittentin bzw. die Garantin wird durch Leistung der Zahlung an das Clearingsystem oder zu dessen Order von ihrer Zahlungspflicht befreit.	(2) Discharging Effect. The Issuer or, as the case may be, the Guarantor shall be discharged by payment to, or to the order of, the Clearing System.

(3) Geschäftstage. Ist ein Fälligkeitstag für eine Zahlung auf eine Schuldverschreibung kein Geschäftstag, so wird die betreffende Zahlung erst am darauffolgenden Geschäftstag geleistet, ohne dass wegen dieser Zahlungsverzögerung Zinsen gezahlt werden.

(3) Business Days. If any due date for any payment in respect of any Bond is not a Business Day, such payment will not be made until the next following Business Day, and no interest shall be paid in respect of the delay in such payment.

Ein “Geschäftstag” ist jeder Tag (mit Ausnahme von Samstagen und Sonntagen), an dem (i) Geschäftsbanken in Frankfurt am Main und (ii) das Trans-European Automated Real-time Gross settlement Express Transfer (TARGET) System Zahlungen in Euro abwickeln.

A “Business Day” shall be any day (with the exception of Saturdays and Sundays) on which (i) commercial banks in Frankfurt am Main and (ii) the Trans-European Automated Real-time Gross settlement Express Transfer (TARGET) System settle payments in euro.

(4) Zahlungstag/Fälligkeitstag. Im Sinne dieser Anleihebedingungen ist ein “Zahlungstag” der Tag, an dem, gegebenenfalls aufgrund einer Verschiebung gemäß § 4(3), eine Zahlung tatsächlich zu leisten ist, und ein “Fälligkeitstag” ist der in diesen Anleihebedingungen vorgesehene Zahlungstermin ohne Berücksichtigung einer solchen Verschiebung.

(4) Payment Date/Due Date. For the purposes of these Terms and Conditions, “Payment Date” means the day on which the payment is actually to be made, where applicable as adjusted in accordance with § 4(3), and “Due Date” means the payment date provided for herein, without taking account of any such adjustment.

§ 5 Steuern	§ 5 Taxation

Alle Zahlungen in Bezug auf die Schuldverschreibungen erfolgen ohne Einbehalt oder Abzug für oder wegen gegenwärtiger oder zukünftiger Steuern, Abgaben oder behördlichen Gebühren gleich welcher Art, es sei denn, die Emittentin bzw. Garantin ist kraft Gesetzes verpflichtet, solche gegenwärtigen oder zukünftigen Steuern, Abgaben oder behördlichen Gebühren gleich welcher Art von den Zahlungen in Bezug auf die Schuldverschreibungen abzuziehen oder einzubehalten. In diesem Fall leistet die Emittentin bzw. Garantin die entsprechenden Zahlungen nach einem solchen Einbehalt oder Abzug und zahlt die einbehaltenen oder abgezogenen Beträge an die zuständigen Behörden.

All payments in respect of the Bonds or the Guarantee will be made without withholding or deduction for, or on account of, any present or future taxes, duties or charges of whatsoever nature unless the Issuer or the Guarantor, as the case may be, is required by applicable law to make any such payment in respect of the Bonds subject to any withholding or deduction for, or on account of, any present or future taxes, duties or charges of whatsoever nature. In that event the Issuer or the Guarantor, as the case may be, shall make such payment after such withholding or deduction has been made and shall account to the relevant authorities for the amount so required to be withheld or deducted.

Weder die Emittentin noch die Garantin sind verpflichtet, wegen eines solchen Einbehalts oder Abzugs an die Gläubiger irgendwelche zusätzlichen Beträge zu zahlen.	Neither the Issuer nor Guarantor will be obliged to make any additional payments to Holders in respect of such withholding or deduction.

§ 6 Wandlung, Rückkauf	§ 6 Conversion, Purchase

Die Schuldverschreibungen sind ausschließlich nach § 6 und § 9 in bar zurückzuzahlen.	The Bonds shall not be redeemed nor be redeemable for cash other than in accordance with this § 6 and § 9.

(1) Pflichtwandlung am Endfälligkeitstag	(1) Mandatory Conversion on the Maturity Date

Soweit eine Schuldverschreibung nicht vorzeitig gewandelt oder zurückgekauft und entwertet worden ist, wird jede am 1. Juni 2009 (der “Abschließender Wandlungstag”) ausstehende Schuldverschreibung zwingend am Abschließenden Wandlungstag in eine dem Pflichtwandlungsverhältnis am Endfälligkeitstag entsprechende Zahl von Aktien (§ 7(1)) gewandelt.

Unless previously converted, or purchased and cancelled, each Bond outstanding on 1 June 2009 (the “Final Conversion Date”) will be mandatorily converted on the Final Conversion Date into such number of Shares (§ 7(1)) as is equal to the Maturity Conversion Ratio.

Die Berechnungsstelle ermittelt das “Pflichtwandlungsverhältnis am Endfälligkeitstag”. Es entspricht dem Durchschnitt der Wandlungsverhältnisse (gerundet auf fünf Dezimalstellen, wobei 0,000005 aufgerundet werden), ermittelt auf Basis der Schlusskurse der Aktien der Garantin an jedem der 20 aufeinanderfolgenden Handelstage, endend am dritten Handelstag vor dem Abschließenden Wandlungstag.

The Calculation Agent will calculate the “Maturity Conversion Ratio” as the arithmetic average of the Conversion Ratios (rounded to five decimal places with 0.000005 being rounded upwards) calculated on the basis of the Closing Prices of the shares of the Guarantor on each of the 20 consecutive Trading Days ending on the third Trading Day prior to the Final Conversion Date.

Die Berechnungsstelle bestimmt hierbei das Wandlungsverhältnis in Bezug auf jeden Handelstag wie folgt:	The Calculation Agent will determine the Conversion Ratio for each such Trading Day as follows:

(a)                        wenn der Schlusskurs an diesem Handelstag geringer oder gleich dem Mindest-Wandlungspreis (§ 6(8), d.h. anfänglich € 33,03) ist, entspricht das Wandlungsverhältnis an diesem Handelstag dem Nennbetrag geteilt durch den Mindest-Wandlungspreis, d.h. anfänglich  1.513,77536 Aktien je Schuldverschreibung (das “Höchst-Wandlungsverhältnis”);

(a)                        if the Closing Price on such Trading Day is less than or equal to the Minimum Conversion Price (§ 6(8), i.e. initially € 33.03), the Conversion Ratio for such Trading Day shall be equal to the Principal Amount divided by the Minimum Conversion Price, i.e. initially 1,513.77536 Shares per Bond (the “Maximum Conversion Ratio”);

(b)                       wenn der Schlusskurs an diesem Handelstag größer oder gleich dem Höchst-Wandlungspreis (§ 6(8), d.h. anfänglich € 38,64) ist, entspricht das Wandlungsverhältnis an diesem Handelstag dem Nennbetrag geteilt durch den Höchst-Wandlungspreis, d.h. anfänglich 1.293,99586 Aktien je Schuldverschreibung (das “Mindest-

(b)                       if the Closing Price on such Trading Day is greater than or equal to the Maximum Conversion Price (§ 6(8), i.e. initially € 38.64), the Conversion Ratio for such Trading Day shall be equal to the Principal Amount divided by the Maximum Conversion Price, i.e. initially 1,293.99586 Shares per Bond (the “Minimum Conversion Ratio”); and

Wandlungsverhältnis”); und

(c)                        wenn der Schlusskurs an diesem Handelstag größer als der Mindest-Wandlungspreis, aber geringer als der Höchst-Wandlungspreis ist, entspricht das Wandlungsverhältnis an diesem Handelstag dem Nennbetrag geteilt durch den Schlusskurs an diesem Handelstag.

(c)                        if the Closing Price on such Trading Day is greater than the Minimum Conversion Price but less than the Maximum Conversion Price, the Conversion Ratio for such Trading Day shall be equal to the Principal Amount divided by the Closing Price on such Trading Day.

Bruchteile von Aktien werden nicht geliefert. Stattdessen zahlt die Garantin über das Clearingsystem gemäß § 6(6)(a)(iv) einen Barbetrag, der dem mit dem Bruchteil multiplizierten Schlusskurs an dem Handelstag, der drei Handelstage vor dem Abschließenden Wandlungstag liegt, entspricht, gemeinsam mit den im Falle einer solchen Wandlung gelieferten Aktien.

Fractions will not be delivered; instead, the Guarantor shall make a payment in cash via the Clearing System in accordance with § 6(6)(a)(iv) corresponding to the Fraction multiplied by the Closing Price on the Trading Day falling three Trading Days prior to the Final Conversion Date together with the Shares delivered on such conversion.

(2) Vorzeitige Wandlung nach Wahl der Emittentin	(2) Early Conversion at the Option of the Issuer

Die Emittentin ist jederzeit berechtigt, durch eine vorherige Bekanntmachung an die Gläubiger gemäß § 12 innerhalb einer Frist von mindestens 30 Tagen und höchstens 60 Tagen vor dem von der Emittentin in der Bekanntmachung für die Wandlung festgelegten Tag (der “Optionale  Wandlungstag”) die Wandlung der ausstehenden Schuldverschreibungen insgesamt, jedoch nicht nur teilweise, während des Emittentin-Wandlungszeitraums zum Höchst-Wandlungsverhältnis an dem Optionalen Wandlungstag in Aktien zu veranlassen, die von der Garantin nach Maßgabe der Verpflichtungserklärung ausgegeben und geliefert werden.

Subject to a period of at least 30 days’ and not more than 60 days’ prior notice to the Holders in accordance with § 12, the Issuer may procure the conversion of all, but not some only, of the outstanding Bonds for Shares to be issued and delivered by the Guarantor pursuant to the Undertaking at any time during the Issuer Conversion Period at the Maximum Conversion Ratio on the date of conversion fixed by the Issuer in the notice (the “Optional Conversion Date”).

Die Emittentin zahlt in diesem Fall (i) bis dahin aufgelaufene und nicht gezahlte Zinsen zuzüglich der Zinsbeträge, die bis zu dem Endfälligkeitstag fällig werden würden (der “Make-whole-Zinsbetrag”) sowie (ii) etwaige ausstehende Ausgesetzte Zinszahlungen.

In this case the Issuer will pay (i) any amounts of interest accrued and unpaid plus any amounts of interest which would have become due up to the Maturity Date (the “Make-whole Interest Amount”) and (ii) any outstanding Deferred Interest Amounts.

Bruchteile von Aktien werden nicht geliefert. Stattdessen zahlt die Garantin gemäß § 6(6)(a)(iv) über das Clearingsystem einen Barbetrag, der dem mit dem Bruchteil multiplizierten Schlusskurs an dem Handelstag, der drei Handelstage vor dem Optionalen Wandlungstag  liegt, entspricht, gemeinsam mit den im Falle einer solchen Wandlung gelieferten Aktien.

Fractions will not be delivered; instead, the Guarantor shall make a payment in cash via the Clearing System in accordance with § 6(6)(a)(iv) corresponding to the Fraction multiplied by the Closing Price on the Trading Day falling three Trading Days prior to the Optional Conversion Date together with the Shares delivered on such conversion.

(3) Vorgezogenes Pflichtwandlungsereignis	(3) Accelerated Mandatory Conversion Event

(a) Wenn ein Vorgezogenes Pflichtwandlungsereignis (wie nachstehend definiert) eintritt, hat die Emittentin dessen Eintritt unverzüglich gemäß § 12 den Gläubigern bekanntzumachen.	(a) If an Accelerated Mandatory Conversion Event occurs, the Issuer shall give notice thereof to the Holders in accordance with § 12 without undue delay.

(b)                       An dem einer solchen Bekanntgabe unmittelbar folgenden Handelstag (dem “Vorgezogenen Pflichtwandlungstag”) werden die ausstehenden Schuldverschreibungen zum bestehenden Höchst-Wandlungsverhältnis in Aktien gewandelt. Die Emittentin wird in diesem Fall bis zum Vorgezogenen Pflichtwandlungstag (ausschließlich) aufgelaufene Zinsen sowie etwaige ausstehende Ausgesetzte Zinszahlungen zahlen.

(b)                       On the Trading Day immediately following the date on which such notice is published (the “Accelerated Mandatory Conversion Date”), the outstanding Bonds shall be converted into Shares at the then prevailing Maximum Conversion Ratio. In this case the Issuer will pay any interest accrued to but excluding the Accelerated Mandatory Conversion Date and any outstanding Deferred Interest Amounts.

Bruchteile von Aktien werden nicht geliefert. Stattdessen zahlt die Garantin gemäß § 6(6)(a)(iv) über das Clearingsystem einen Barbetrag, der dem mit dem Bruchteil multiplizierten Schlusskurs an dem Handelstag, der drei Handelstage vor dem Vorgezogenen Pflichtwandlungstag liegt, entspricht, gemeinsam mit den im Falle einer solchen Wandlung gelieferten Aktien.

Fractions will not be delivered; instead, the Guarantor shall make a payment in cash via the Clearing System in accordance with § 6(6)(a)(iv) corresponding to the Fraction multiplied by the Closing Price on the Trading Day falling three Trading Days prior to the Accelerated Mandatory Conversion Date together with the Shares delivered on such conversion.

(c)                        Ein “Vorgezogenes Pflichtwandlungsereignis” tritt ein, wenn das sogenannte Corporate Credit Rating der Garantin von Moody’s Investors Service Limited (“Moody’s”) oder Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc. (“S&P”), oder einer entsprechenden Nachfolgerin (jeweils eine “Ratingagentur”)

(c)                        An “Accelerated Mandatory Conversion Event” shall occur if the corporate credit rating of the Guarantor from Moody’s Investors Service Limited (“Moody’s”) or Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., (“S&P”), or any of their respective successors (each a “Rating Agency”)

(i)                           auf unter Ba2 (im Falle von Moody’s) oder BB (im Falle von S&P) fällt, und nicht innerhalb von 30 Tagen von der jeweiligen Ratingagentur auf ein Rating von Ba2/BB (oder höher) wieder heraufgesetzt wird, oder

(i) falls below Ba2 (in the case of Moody’s) or below BB (in the case of S&P) and does not within a 30 day period subsequently receive a rating of Ba2/BB (or higher), or

(ii) von einer der Ratingagenturen zurückgezogen wird und nicht	(ii) is withdrawn by any of the Rating Agencies, and is not reinstated to a

innerhalb von 30 Tagen von der jeweiligen Ratingagentur wieder auf ein Rating von Ba2/BB (oder höher) gesetzt wird.	rating of Ba2/BB (or higher) by such Rating Agency within a 30 day period subsequently to such withdrawal.

Sollten sich die von Moody’s oder S&P verwendeten, vorstehend genannten Ratingbezeichnungen ändern, setzen die Emittentin und die Garantin mit Zustimmung der Hauptzahlstelle neue Ratingbezeichnungen von Moody’s oder S&P oder deren jeweiligen Nachfolgern fest, die den vorherigen Ratingbezeichnungen von Moody’s oder S&P möglichst gleichwertig sind.

If the rating designations employed by any of Moody’s or S&P are changed from those which are described above, the Issuer and the Guarantor shall determine, with the agreement of the Principal Paying Agent, the new rating designations of Moody’s or S&P or any of their respective successors as are most equivalent to the prior rating designations of Moody’s or S&P.

(4) Wahlweise Wandlung nach Wahl des Gläubigers	(4) Voluntary Conversion at the Option of the Holder

(a)                        Die Emittentin gewährt jedem Gläubiger das Recht (das “Wandlungsrecht”) gemäß den Bestimmungen dieses § 6(4) und § 6(6)(b) an jedem Geschäftstag während des Gläubiger-Wandlungszeitraums (§ 6(8)) jede Schuldverschreibung ganz, nicht jedoch teilweise, zum Mindest-Wandlungsverhältnis an dem Wandlungstag in Aktien zu wandeln. Wenn der letzte Tag des Gläubiger-Wandlungszeitraums auf einen Tag fällt, der kein Geschäftstag ist, endet der Gläubiger-Wandlungszeitraum an dem Geschäftstag der unmittelbar vor diesem Tag liegt. Wenn der letzte Tag des Gläubiger-Wandlungszeitraums in einen Ausschlusszeitraum (§ 6(4)(b)) fällt, endet der Gläubiger-Wandlungszeitraum am letzten Geschäftstag vor dem Beginn eines solchen Ausschlusszeitraums.

(a)                        The Issuer grants to each Holder the right (the “Conversion Right”) to convert each Bond in whole, but not in part, at the Minimum Conversion Ratio current on the Conversion Date into Shares in accordance with the provisions of this § 6(4) and § 6(6)(b) on any Business Day during the Holder Conversion Period (§ 6(8)). If the end of the Holder Conversion Period falls on a day which is not a Business Day, the Holder Conversion Period will terminate on the Business Day immediately preceding such day. If the last day of the Holder Conversion Period falls in an Excluded Period (§ 6(4)(b)), the Holder Conversion Period will terminate on the last Business Day prior to the commencement of such Excluded Period.

(b) Die Ausübung des Wandlungsrechts gemäß § 6(4) ist während der nachfolgenden Zeiträume (jeder ein “Ausschlusszeitraum”) ausgeschlossen:	(b) The exercise of the Conversion Right pursuant to § 6(4) will be excluded during any of the following periods (each an “Excluded Period”):

(i)                           anlässlich der ordentlichen Hauptversammlung der Garantin während eines Zeitraums, der am 15. Februar eines jeden Jahres (bzw. an dem den Gläubigern durch die Emittentin gemäß § 12 mitgeteilten Datum) beginnt und der am dritten

(i)                           in connection with the annual shareholders’ meeting of the Guarantor, a period commencing on 15 February of each year (or such other date as notified by the Issuer to the Holders in accordance with § 12) and ending on the third Business Day following such

Geschäftstag nach der Hauptversammlung (jeweils ausschließlich) endet;	shareholders’ meeting (both dates exclusive);

(ii)                        anlässlich von sonstigen Hauptversammlungen der Garantin während eines Zeitraums, der am siebten Geschäftstag vor der Hauptversammlung beginnt und am dritten Geschäftstag nach der Hauptversammlung (jeweils ausschließlich) endet;

(ii)                        in connection with any other shareholders’ meetings of the Guarantor, a period commencing on the seventh Business Day prior to such shareholders’ meeting and ending on the third Business Day following such shareholders’ meeting (both dates exclusive);

(iii) während eines Zeitraums von 14 Tagen vor dem Ende des Geschäftsjahres der Garantin; und	(iii) a period of 14 days before the end of the financial year of the Guarantor; and

(iv)                    während des Zeitraums beginnend mit dem Tag, an dem die Garantin ein Angebot an ihre Aktionäre zum Bezug von Aktien, Optionsrechten auf eigene Aktien oder von Schuldverschreibungen mit Wandlungs- oder Optionsrechten, Gewinnschuldverschreibungen oder von Genussscheinen in einem überregionalen Pflichtblatt einer der deutschen Wertpapierbörsen, an denen ihre Aktien zum Handel zugelassen sind, oder im Bundesanzeiger oder durch den Bundesanzeiger in elektronischer Form veröffentlicht (wobei die erste Veröffentlichung maßgebend ist), bis zum letzten Tag der für die Ausübung des Bezugsrechts bestimmten Frist (jeweils einschließlich).

(iv)                    a period commencing on the date on which an offer by the Guarantor to its shareholders to subscribe shares, warrants on own shares or notes or bonds with conversion or option rights, profit-linked bonds or profit participation rights is published in a mandatory newspaper of general circulation of one of the German stock exchanges where its shares are admitted for trading, or in the German Federal Gazette (Bundesanzeiger) or by the German Federal Gazette via electronic information, whichever is earlier, and ending on the last day of the subscription period (both dates inclusive).

(c)                        Für den Fall, dass die Schuldverschreibungen durch die Emittentin gemäß § 6(2) bzw. § 6(3) pflichtgewandelt werden, endet der Gläubiger-Wandlungszeitraum für die Schuldverschreibungen mit Ablauf des vierten Geschäftstages, der dem Optionalen Wandlungstag  bzw. Vorgezogenen Pflichtwandlungstag vorangeht, es sei denn, die Emittentin erfüllt ihre Verpflichtungen an dem Optionalen Wandlungstag bzw. Vorgezogenen Pflichtwandlungstag nicht. Das Wandlungsrecht kann von einem Gläubiger

(c)                        In the event the Bonds are mandatorily converted by the Issuer pursuant to § 6(2) or § 6(3), the Holder Conversion Period for the Bonds will terminate at the end of the fourth Business Day prior to the Optional Conversion Date or Accelerated Mandatory Conversion Date, respectively, and unless the Issuer fails to satisfy its obligations on the Optional Conversion Date or Accelerated Mandatory Conversion Date, respectively. The Conversion Right cannot be exercised by a Holder, if such Holder has terminated his

nicht ausgeübt werden, nachdem er seine Schuldverschreibungen § 9 gekündigt hat.	Bonds in accordance with § 9.

(d)                       Die Hauptwandlungsstelle errechnet die Anzahl der bei einer Wandlung von der Garantin auszugebenden und zu liefernden Aktien auf Grundlage des gesamten Nennbetrages der von einem Gläubiger zur Wandlung eingereichten Schuldverschreibungen, abgerundet auf die nächste ganze Aktie.

(d)                       The Principal Conversion Agent will determine the number of Shares to be issued and delivered by the Guarantor on conversion on the basis of the aggregate Principal Amount of Bonds delivered by a Holder for conversion, rounded down to the next full Share.

Bruchteile von Aktien werden nicht geliefert. Stattdessen zahlt die Garantin gemäß § 6(6)(b)(vi) einen Barbetrag, der dem mit dem Bruchteil multiplizierten Schlusskurs an dem Handelstag, der drei Handelstage vor dem Wandlungstag liegt, entspricht, gemeinsam mit den im Falle einer solchen Wandlung gelieferten Aktien.

Fractions will not be delivered; instead, the Guarantor shall make a payment in cash in accordance with § 6(6)(b)(vi) corresponding to the Fraction multiplied by the Closing Price on the Trading Day falling three Trading Days prior to the Conversion Date together with the Shares delivered on such conversion.

(5) Wahlweise Wandlung des Gläubigers im Falle eines Übernahmeangebotes	(5) Voluntary Conversion at the Option of the Holder in a Take-over Bid

(a)                        Wird den Aktionären der Garantin ein Übernahmeangebot gemäß § 29(1) Wertpapiererwerbs- und Übernahmegesetz (WpÜG) oder ein Pflichtangebot gemäß § 35 WpÜG gemacht, so ist jeder Gläubiger während des Zeitraums, der sechs Handelstage nach Veröffentlichung der Entscheidung zur Abgabe des Übernahmeangebots gemäß § 10(1) WpÜG oder nach der Veröffentlichung gemäß § 35(1) WpÜG beginnt und der sechs Handelstage vor dem letzten Tag endet, an dem ein Aktionär der Garantin ein solches Übernahmeangebot oder Pflichtangebot spätestens annehmen kann (einschließlich der weiteren Annahmefrist gemäß § 16(2) WpÜG) (der “Übernahmewahlwandlungszeitraum”), berechtigt, sein Wandlungsrecht auf der Grundlage des Wandlungsverhältnisses bei Übernahme je Schuldverschreibung auszuüben, wobei jede derartige Wahlwandlung gemäß § 6(5) einen Geschäftstag nach Ablauf des Übernahmewahlwandlungszeitraums wirksam wird. In diesem Fall wird die Emittentin bis zum Ablauf des Tages, der dem betreffenden

(a)                        If a takeover bid as defined in § 29(1) of the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) or a mandatory offer pursuant to § 35 of the German Takeover Act is made to the shareholders of the Guarantor, each Holder may, during the period commencing six Trading Days after the intention to launch the takeover bid is announced pursuant to § 10(1) of the German Takeover Act or an announcement pursuant to § 35(1) of the German Takeover Act is made and ending six Trading Days prior to the final date on which a holder of shares in the Guarantor can accept such takeover bid or mandatory offer (including the additional acceptance period pursuant to § 16(2) of the German Takeover Act) (the “Takeover Voluntary Conversion Period”), exercise its Conversion Right with respect to each Bond at the Take-over Conversion Ratio, provided that any such voluntary conversion pursuant to § 6(5) becomes effective one Business Day after the lapse of the Takeover Voluntary Conversion Period. In this case the Issuer will pay any interest accrued until the end of the

Wandlungstag unmittelbar vorausgeht, aufgelaufene Zinsen sowie etwaige ausstehende Ausgesetzte Zinszahlungen gemeinsam mit den im Falle einer solchen Wandlung gelieferten Aktien zahlen.	day immediately preceding the Conversion Date and any outstanding Deferred Interest Amounts together with the Shares delivered on such conversion.

Die Berechnungsstelle ermittelt das “Wandlungsverhältnis bei Übernahme”. Es entspricht dem Durchschnitt der Wandlungsverhältnisse (gerundet auf fünf Dezimalstellen, wobei 0,000005 aufgerundet werden), ermittelt auf Basis der Schlusskurse der Aktien der Garantin an jedem der fünf aufeinanderfolgenden Handelstage, endend am dritten Handelstag vor dem maßgeblichen Wandlungstag.

The Calculation Agent will calculate the “Take-over Conversion Ratio” as the arithmetic average of the Conversion Ratios (rounded to five decimal places with 0.000005 being rounded upwards) calculated on the basis of the Closing Prices of the shares of the Guarantor on each of the five consecutive Trading Days ending on the third Trading Day preceding the relevant Conversion Date.

Das Wandlungsverhältnis in Bezug auf jeden Handelstag wird wie folgt ermittelt:	The Conversion Ratio for each of such Trading Day shall be determined as follows:

(i) wenn der Schlusskurs an diesem Handelstag geringer oder gleich dem Mindest-Wandlungspreis ist, entspricht das Wandlungsverhältnis an diesem Handelstag dem Höchst-Wandlungsverhältnis;	(i) if the Closing Price on such Trading Day is less than or equal to the Minimum Conversion Price, the Conversion Ratio for such Trading Day shall be equal to the Maximum Conversion Ratio;

(ii) wenn der Schlusskurs an diesem Handelstag größer oder gleich dem Höchst-Wandlungspreis ist, entspricht das Wandlungsverhältnis an diesem Handelstag dem Mindest-Wandlungsverhältnis; und	(ii) if the Closing Price on such Trading Day is greater than or equal to the Maximum Conversion Price, the Conversion Ratio for such Trading Day shall be equal to the Minimum Conversion Ratio; and

(iii)                     wenn der Schlusskurs an diesem Handelstag größer als der Mindest-Wandlungspreis, aber geringer als der Höchst-Wandlungspreis ist, entspricht das Wandlungsverhältnis an diesem Handelstag dem Nennbetrag geteilt durch den Schlusskurs an diesem Handelstag.

(iii)                     if the Closing Price on such Trading Day is greater than the Minimum Conversion Price but less than the Maximum Conversion Price, the Conversion Ratio for such Trading Day shall be equal to the Principal Amount divided by the Closing Price on such Trading Day.

(b)                       Die Hauptwandlungsstelle errechnet die Anzahl der bei einer Wandlung von der Garantin auszugebenden und zu liefernden Aktien auf Grundlage des gesamten Nennbetrages der von einem Gläubiger zur Wandlung eingereichten Schuldverschreibungen, abgerundet auf die

(b)                       The Principal Conversion Agent will determine the number of Shares to be issued and delivered by the Guarantor on conversion on the basis of the aggregate Principal Amount of Bonds delivered by a Holder for conversion by the Conversion Price current on the Conversion Date, rounded down to the next

nächste ganze Aktie.	full Share.

Bruchteile von Aktien werden nicht geliefert. Stattdessen zahlt die Garantin gemäß § 6(6)(b)(vi) einen Barbetrag, der dem mit dem Bruchteil multiplizierten Schlusskurs an dem Handelstag, der drei Handelstage vor dem Wandlungstag liegt, entspricht, gemeinsam mit den im Falle einer solchen Wandlung gelieferten Aktien.

Fractions will not be delivered; instead, the Guarantor shall make a payment in cash in accordance with § 6(6)(b)(vi) corresponding to the Fraction multiplied by the Closing Price on the Trading Day falling three Trading Days prior to the Conversion Date together with the Shares delivered on such conversion.

(6) Durchführung der Wandlung	(6) Conversion Procedures

(a) Pflichtwandlung	(a) Mandatory Conversion

(i)                           Die Ausgabe und Lieferung der Aktien durch die Garantin infolge Pflichtwandlung gemäß § 6(1), § 6(2) oder § 6(3) erfolgt anstelle der Rückzahlung des Kapitals der Schuldverschreibungen mit befreiender Wirkung für die Emittentin von der entsprechenden Verpflichtung, den Nennbetrag der Schuldverschreibungen in bar zurückzuzahlen. Demgemäß hat ein Gläubiger mit Wirkung zum Abschließenden Wandlungstag, Optionalen Wandlungstag bzw. Vorgezogenen Pflichtwandlungstag keine weiteren Rechte aus den Schuldverschreibungen mit Ausnahme des Anspruchs auf Ausgabe und Lieferung von Aktien gemäß § 7 und des Anspruchs auf einen Ausgleich in Geld für Bruchteile von Aktien. Keine Pflichtwandlung erfolgt hinsichtlich solcher Schuldverschreibungen, die (i) ein Gläubiger in Übereinstimmung mit § 9 zur Rückzahlung fällig gestellt hat oder (ii) von der Garantin oder einem mit der Garantin verbundenen Unternehmen gehalten werden. Schuldverschreibungen, die von der Garantin oder einem mit der Garantin verbundenen Unternehmen gehalten werden, sind nach Pflichtwandlung zu entwerten.

(i)                           The issue and delivery of Shares by the Guarantor upon the mandatory conversion pursuant to § 6(1), § 6(2) or § 6(3) is made in lieu of any payment of principal of the Bonds and shall constitute a discharge of the Issuer from its corresponding obligation to redeem the Principal Amount of the Bonds in cash. Accordingly, as of the Final Conversion Date, Optional Conversion Date or Accelerated Mandatory Conversion Date, as the case may be, a Holder shall not have any rights in relation to the Bonds other than the right to have Shares issued and delivered pursuant to § 7 and the right for payment for Fractions. The mandatory conversion shall not apply to (i) Bonds that have been declared due by a Holder in accordance with § 9 and (ii) Bonds held by the Guarantor or any affiliate of the Guarantor. Bonds held by the Guarantor or any affiliate of the Guarantor shall be cancelled upon mandatory conversion.

(ii) Zur Durchführung der Pflichtwandlung müssen die Schuldverschreibungen, für	(ii) For purposes of the mandatory conversion, the Bonds mandatorily die die Pflichtwandlung durchgeführt wird, entweder (i) auf das Depot der Hauptwandlungsstelle bei dem Clearingsystem übertragen werden, oder (ii) einem Depot des Gläubigers bei der Hauptwandlungsstelle entnommen werden. Hierzu ist die jeweilige depotführende Bank des Gläubigers mit dem Erwerb der Schuldverschreibungen durch den Gläubiger und deren Verbuchung auf einem Depot des Gläubigers ermächtigt (soweit nicht bereits eine allgemeine Ermächtigung vorliegt), so dass die depotführende Bank in jedem Fall ohne vorherige gesonderte Benachrichtigung des Gläubigers solche Schuldverschreibungen auf ein Depot der Hauptwandlungsstelle, wie im vorangehenden Satz vorgesehen, zu übertragen hat. Die Schuldverschreibungen werden an die Hauptwandlungsstelle zur Verwahrung für Rechnung des Gläubigers und Weiterleitung an die Garantin übertragen. Mit der Übertragung bzw. Entnahme der Schuldverschreibungen beauftragt und ermächtigt jeder Gläubiger die Hauptwandlungsstelle, für ihn die Pflichtwandlung durchzuführen und die Bezugserklärung gemäß § 198(1) AktG abzugeben. Mit jeder Übertragung bzw. Entnahme zum Zweck der Übertragung auf die Garantin geht der Zugehörige Darlehensanspruch (§ 13(2)(a)) auf die Garantin über. Ein Anspruch auf Ausgabe und Lieferung von Aktien gemäß § 7 oder ein etwaiger Anspruch auf Ausgleich in Geld für Bruchteile von Aktien besteht erst, wenn ein Depotübertrag der Schuldverschreibungen auf ein Depot der Hauptwandlungsstelle beim Clearingsystem erfolgt und die Pflichtwandlung durchgeführt worden ist.

converted must either (i) be transferred to the Clearing System account of the Principal Conversion Agent or (ii) be withdrawn from a securities account of the Holder with the Principal Conversion Agent. Upon acquisition of Bonds by a Holder and their book entry transfer to a securities account of the Holder, the respective depositary bank of the Holder is authorised by the Holder to this effect (if a general authorisation is not already applicable), and the depositary bank shall, therefore, in any case transfer such Bonds to an account of the Principal Conversion Agent, as provided for in the preceding sentence, without giving prior notice to the Holder. The Bonds shall be transferred to the Principal Conversion Agent to be held for the account of the Holder for transfer to the Guarantor. In each case of a withdrawal or transfer, the Principal Conversion Agent shall be authorised to effect the mandatory conversion and to deliver the subscription certificate pursuant to § 198(1) of the German Stock Corporation Act for the Holder. Any transfer or withdrawal of the Bonds for transfer to the Guarantor shall be accompanied by a transfer of the Appertaining Claim (§ 13(2)(a)) to the Guarantor. Until book entry transfer of the Bonds to a Clearing System account of the Principal Conversion Agent has been made and the mandatory conversion has been effected, no claim for issue and delivery of Shares pursuant to § 7 or for compensation in cash for Fractions, if any, shall exist.

(iii)                     Die gemäß § 6(6)(a)(ii) der jeweiligen depotführenden Bank und der Hauptwandlungsstelle erteilten Ermächtigungen sind unbedingt und unwiderruflich und wirken gegenüber jedem Gläubiger. Die Hauptwandlungsstelle führt die Pflichtwandlung am Abschließenden Wandlungstag, Optionalen Wandlungstag bzw. Vorgezogenen Pflichtwandlungstag hinsichtlich aller Schuldverschreibungen durch, die nicht gemäß § 6(6)(a)(i) von der Pflichtwandlung ausgenommen sind.

(iii) Any authorisation pursuant to § 6(6)(a)(ii) of the relevant depositary bank and the Principal Conversion Agent shall be unconditional and irrevocable and is binding on each Holder. On the Final Conversion Date, Optional Conversion Date or Accelerated Mandatory Conversion Date, respectively, the Principal Conversion Agent shall exercise the mandatory conversion with respect to all Bonds that are not excluded from the mandatory conversion pursuant to § 6(6)(a)(i).

(iv)                    Im Falle der Pflichtwandlung werden Aktien alsbald nach dem Abschließenden Wandlungstag, Optionalen Wandlungstag bzw. Vorgezogenen Pflichtwandlungstag gemäß den Bestimmungen des § 7 von der Garantin ausgegeben und geliefert. Bruchteile von Aktien für Schuldverschreibungen werden addiert. Für verbleibende Bruchteile von Aktien wird ein Ausgleich in Geld gemäß § 6(1), § 6(2) bzw. § 6(3) gewährt, der gemeinsam mit den im Falle der Pflichtwandlung gelieferten Aktien an die Gläubiger gezahlt wird. Die Emittentin schuldet in keinem Fall Zinsen auf diesen Betrag.

(iv)                    Upon the mandatory conversion, Shares shall be issued and delivered by the Guarantor as soon as practicable after the Final Conversion Date, Optional Conversion Date or Accelerated Mandatory Conversion Date in accordance with § 7. Fractions of Shares shall be aggregated. Remaining Fractions shall be compensated in cash pursuant to § 6(1), § 6(2) or § 6(3), respectively, which will be paid to the Holders together with the Shares delivered on the mandatory conversion. The Issuer will not be required to pay any interest on such amount.

(v)                       Die Garantin zahlt sämtliche etwaigen Verkehrssteuern oder sonstigen vergleichbaren Abgaben, die im Zusammenhang mit der Pflichtwandlung oder der Lieferung der Aktien durch die Hauptwandlungsstelle anfallen.

(v)                       The Guarantor will pay all transfer taxes and similar duties, if any, which may be imposed in connection with the mandatory conversion or the delivery of the Shares by the Principal Conversion Agent.

(b) Wahlweise Wandlung	(b) Voluntary Conversion

(i)                           Zur Ausübung des Wandlungsrechts gemäß § 6(4) oder § 6(5) muss der Gläubiger während des Gläubiger- Wandlungszeitraums auf eigene Kosten zu den üblichen Geschäftszeiten bei einer Wandlungsstelle eine

(i)                           To exercise the Conversion Right pursuant to § 6(4) or § 6(5), the Holder must deliver at its own expense during the Holder Conversion Period and during normal business hours to any Conversion Agent a duly completed and ordnungsgemäß ausgefüllte und unterzeichnete Erklärung (die “Wandlungserklärung”) unter Verwendung eines dann gültigen Vordrucks, der bei den Wandlungsstellen erhältlich ist, einreichen. Die Wandlungserklärung darf der Wandlungsstelle nicht später als am letzten Tag des Wandlungszeitraum während der üblichen Geschäftszeiten zugehen. Die Wandlungserklärung ist unwiderruflich und hat unter anderem die folgenden Angaben zu enthalten:

executed Conversion Notice (the “Conversion Notice”) using a form (from time to time current) obtainable from any Conversion Agent which must be received by the Conversion Agent not later than on the last day of the Conversion Period and during normal business hours. The Conversion Notice is irrevocable and will, among other things:

(A) Namen und Adresse (natürliche Personen) bzw. Firma, Firmensitz und Adresse (juristische Personen) des ausübenden Gläubigers;	(A) state the name and address (natural persons) or company, domicile and address (legal persons) of the exercising Holder;

(B) die Anzahl der Schuldverschreibungen, für die das Wandlungsrecht ausgeübt werden soll;	(B) specify the number of Bonds with respect to which the Conversion Right will be exercised;

(C)                      das Wertpapierkonto des Gläubigers oder der von ihm zu diesem Zweck benannten Person bei einem Teilnehmer des Clearingsystems oder bei einem Kontoinhaber des Clearingsystems, auf das die Aktien übertragen werden sollen;

(C) designate the securities deposit account of the Holder or its nominee at a participant in, or account holder of, the Clearing System to which the Shares are to be delivered;

(D)                     Anweisungen an die jeweilige Wandlungsstelle bezüglich der Zahlung von Barbeträgen, die der Gläubiger nach diesen Anleihebedingungen zu erhalten berechtigt ist und die auf ein vom Zahlungsempfänger

(D)                     give directions to the relevant Conversion Agent for the payment of any cash amount which the Holder is entitled to receive pursuant to these Terms and Conditions and which are to be paid by way of transfer to a euro account of the payee

unterhaltenes, auf Euro lautendes Konto bei einer Bank in der Europäischen Union zu überweisen sind;	maintained with a bank in the European Union;

(E) die Erklärung, dass der Zugehörige Darlehensanspruch (§ 13(2)(a)) an die Garantin übertragen wird; und	(E) contain a declaration that the Appertaining Claim (§ 13(2)(a)) shall be transferred to the Guarantor; and

(F)                       in dem Vordruck der Wandlungserklärung geforderte Bestätigungen und Verpflichtungserklärungen über bestimmte rechtliche Beschränkungen bezüglich des Eigentums der Schuldverschreibungen bzw. Aktien. Sofern der Gläubiger die vorstehend genannten Bestätigungen und Verpflichtungserklärungen nicht beibringt, wird die Garantin in Bezug auf eine solche Wandlungserklärung keine Aktien ausgeben und liefern oder Zahlungen leisten.

(F)                       contain the certifications and undertakings set out in the form of the Conversion Notice relating to certain legal restrictions of the ownership of the Bonds and/or the Shares. If the Holder fails to deliver the above mentioned certifications and undertakings, the Guarantor will not issue and deliver any Shares or pay any amount of cash in respect of such an Conversion Notice.

(ii)                        Die Ausübung des Wandlungsrechts setzt außerdem voraus, dass die Schuldverschreibungen, für die das Wandlungsrecht ausgeübt werden soll, nicht später als am letzten Tag des Wandlungszeitraums an eine Wandlungsstelle geliefert werden, und zwar (A) durch Lieferung der Schuldverschreibungen auf das Konto der Wandlungsstelle bei dem Clearingsystem (Umbuchung bzw. Abtretung) oder (B) durch eine unwiderrufliche Anweisung an die Wandlungsstelle, die

(ii)                        The exercise of the Conversion Right further requires that the Bonds to be converted will be delivered to any Conversion Agent (A) by transferring the Bonds to the Clearing System account of the Conversion Agent (book entry transfer or assignment) or (B) by irrevocable instruction to the Conversion Agent to withdraw the Bonds from a deposit account with the Conversion Agent (book entry transfer or assignment), in either case not later than on the last day of the Conversion Period. The Principal Conversion Agent

Schuldverschreibungen aus einem bei der Wandlungsstelle unterhaltenen Wertpapierkonto zu entnehmen (Umbuchung bzw. Abtretung). Die Hauptwandlungsstelle ist ermächtigt, die Bezugserklärung gemäß § 198 Abs. 1 Aktiengesetz für die Gläubiger abzugeben.

is authorised to deliver the subscription certificate pursuant to § 198(1) German Stock Corporation Act (Aktiengesetz) on behalf of the Holders.

(iii)                     Nach Erfüllung sämtlicher in § 6(6)(b)(i) und (ii) genannten Voraussetzungen für die Ausübung des Wandlungsrechts prüft die Hauptwandlungsstelle, ob die Gesamtzahl der an die Hauptwandlungsstelle gelieferten Schuldverschreibungen der in der Wandlungserklärung angegebenen Gesamtzahl an Schuldverschreibungen entspricht oder diese über- oder unterschreitet. Soweit die in der Wandlungserklärung angegebene Zahl an Schuldverschreibungen die Zahl der tatsächlich gelieferten Schuldverschreibungen über- oder unterschreitet, wird die Hauptwandlungsstelle veranlassen, dass entweder (A) diejenige Gesamtzahl von Aktien, die der in der Wandlungserklärung angegebenen Zahl von Schuldverschreibungen entspricht, oder (B) diejenige Gesamtzahl von Aktien, die der Anzahl der tatsächlich gelieferten Schuldverschreibungen entspricht, (maßgebend ist die niedrigere Gesamtzahl) an den Gläubiger geliefert wird. Eventuell gegenüber der in der Wandlungserklärung angegebenen Anzahl von Schuldverschreibungen überzählige Schuldverschreibungen werden an den Gläubiger zurückgeliefert.

(iii)                     Upon fulfilment of all requirements specified in § 6(6)(b)(i) and (ii) for the exercise of the Conversion Right, the Principal Conversion Agent will verify whether the number of Bonds delivered to the Principal Conversion Agent matches, exceeds or falls short of the number of Bonds specified on the Conversion Notice. In the event of any such excess or shortfall, the Principal Conversion Agent will arrange to deliver to the Holder the lower of (A) such total number of Shares which corresponds to the number of Bonds set forth in the Conversion Notice, or (B) such total number of Shares which corresponds to the number of Bonds in fact delivered. Any Bonds delivered in excess of the number of Bonds specified in the Conversion Notice will be redelivered to the Holder.

(iv) Das Wandlungsrecht ist an dem Geschäftstag wirksam ausgeübt, an dem die letzte der in § 6(6)(b)(i), (ii) und (iii) genannten Voraussetzungen für die	(iv) The Conversion Right will be validly exercised on the Business Day on which the last of the prerequisites specified in § 6(6)(b)(i), (ii) and (iii) for

Ausübung des Wandlungsrechts durch einen Gläubiger erfüllt ist (der “Wandlungstag”). Für den Fall jedoch, dass die in § 6(6)(b)(i), (ii) und (iii) genannten Voraussetzungen an einem Tag erfüllt sind, der in einen Ausschlusszeitraum fällt, ist der Wandlungstag, vorbehaltlich § 6(4)(a) Satz 3, der erste Geschäftstag nach dem Ende dieses Ausschlusszeitraums. Das Recht des das Wandlungsrecht ausübenden Gläubigers auf Rückzahlung einer Schuldverschreibung endet mit der rechtswirksamen Ausübung des Wandlungsrechts; statt dessen ist die Garantin zur Ausgabe und Lieferung von Aktien gemäß der Verpflichtungserklärung verpflichtet.

the exercise of the Conversion Right at the option of a Holder have been fulfilled (the “Conversion Date”). In the event that the prerequisites specified in § 6(6)(b)(i), (ii) and (iii) are fulfilled on a day which falls within an Excluded Period, then the Conversion Date will, subject to § 6(4)(a) sentence 3, be the first Business Day after the end of such Excluded Period. The right of the Holder exercising the Conversion Right to redeem a Bond will terminate upon the valid exercise of the Conversion Right; instead, the Guarantor will be obliged to issue and deliver Shares pursuant to the Undertaking.

(v)                       Nach einer Ausübung des Wandlungsrechts gibt die Garantin die nach diesem § 6(b) ermittelte Anzahl von Aktien aus. Die zu liefernden Aktien werden sobald wie möglich nach dem Wandlungstag auf das in der Wandlungserklärung angegebene Wertpapierkonto des Gläubigers übertragen.

(v)                       Upon any exercise of the Conversion Right the Guarantor will issue the number of Shares as determined in accordance with this § 6(b). The Shares to be delivered will be transferred as soon as practicable after the Conversion Date to a securities account of the Holder specified in the Conversion Notice.

(vi) Verbleibende Bruchteile von Aktien werden nicht geliefert. Für verbleibende Bruchteile von Aktien wird ein Ausgleich in Geld gemäß § 6(4) bzw. (5) gewährt.	(vi) Remaining Fractions will not be delivered. Remaining Fractions shall be compensated in cash pursuant to § 6(4) or (5), respectively.

(vii)                 Die Garantin hat einen etwaigen Ausgleich in Geld für Bruchteile von Aktien sobald wie möglich nach dem Wandlungstag auf das in der Wandlungserklärung bestimmte Konto des Gläubigers zu zahlen. Die Emittentin schuldet in keinem Fall Zinsen auf diesen Betrag.

(vii)                 The Guarantor is required to pay any compensation in cash of Fractions as soon as practicable after the Conversion Date to the account of the Holder specified in the Conversion Notice. The Issuer will not be required to pay any interest on such amount.

(viii) Die Garantin ist zur Ausgabe und Lieferung von Aktien und zur Zahlung gemäß § 6(6)(b)(vi) nur verpflichtet, wenn der Gläubiger sämtliche etwaigen	(viii) The Guarantor will only be required to issue and deliver the Shares and to make the payment pursuant to § 6(6)(b)(vi) if the Holder has paid all

Steuern oder sonstigen Abgaben gezahlt hat, die im Zusammenhang mit der Ausübung des Wandlungsrechts oder der Ausgabe und Lieferung der Aktien oder der Leistung einer Zahlung gemäß § 6(6)(b)(vi) durch die Emittentin anfallen. Die jeweilige Hauptwandlungsstelle fordert den Gläubiger zur Zahlung solcher etwaigen Steuern oder sonstigen Abgaben schriftlich auf.

taxes and duties, if any, which may be imposed in connection with the exercise of the Conversion Right or the issue and delivery of the Shares or the payment of any amount pursuant to § 6(6)(b)(vi). The Principal Conversion Agent will give written notice to the Holder of any taxes or duties to be paid.

(7) Ankauf und Entwertung	(7) Purchase and Cancellation

Die Garantin und ihre Tochtergesellschaften (mit Ausnahme der Emittentin und jeder Tochtergesellschaft der Garantin in den Niederlanden) sind jederzeit berechtigt, Schuldverschreibungen am Markt oder auf sonstige Weise anzukaufen. Ein Ankauf erfolgt in Übereinstimmung mit den anwendbaren Gesetzen und Bestimmungen, einschließlich der anwendbaren Börsenregeln.

The Guarantor and any of its subsidiaries (except the Issuer and any subsidiary of the Guarantor in The Netherlands) may at any time purchase Bonds, in the open market or otherwise. Any purchase shall be made in accordance with applicable laws and regulations, including applicable stock exchange regulations.

Schuldverschreibungen, die die Garantin oder eine ihrer Tochtergesellschaften gekauft haben, können diese entwerten oder (mit Ausnahme der Garantin) halten und wiederveräußern. Gewandelte oder zur Entwertung übernommene Schuldverschreibungen sind zu entwerten.

Any Bonds purchased by the Guarantor or any of its subsidiaries may be surrendered for cancellation and (with the exception of the Guarantor) held and resold. All Bonds which are converted or surrendered for cancellation shall be cancelled.

(8) Definitionen.	(8) Definitions.

In diesem § 6 bezeichnet	In this § 6:

“Bruchteile” bezeichnet einen oder mehrere Bruchteile von Aktien.	“Fraction(s)” means one or more fractions of Shares.

“Emittentin-Wandlungszeitraum” bezeichnet den Zeitraum, in dem die Emittentin gemäß § 6(2) die Schuldverschreibungen wandeln kann. Der Zeitraum beginnt am 15. Juni 2006 und endet an dem Geschäftstag (einschließlich), der dem fünfundzwanzigsten Handelstag vor dem Endfälligkeitstag unmittelbar vorausgeht.

“Issuer Conversion Period” means the period during which the Issuer may convert the Bonds in accordance with § 6(2), such period commencing on 15 June 2006 and ending on and including the Business Day immediately preceding the twenty-fifth Trading Day prior to the Maturity Date.

“Endfälligkeitstag” ist der 1. Juni 2009.	“Maturity Date” means 1 June 2009.

“Gläubiger-Wandlungszeitraum” bezeichnet den Zeitraum, in dem ein Gläubiger gemäß § 6(4) seine Schuldverschreibungen wandeln kann. Der Zeitraum beginnt am 15. Juni 2006 und endet um 16:00 Uhr (Frankfurter Zeit) an dem Geschäftstag, der dem

“Holder Conversion Period” means the period during which any Holder may convert its Bonds in accordance with § 6(4), such period commencing on 15 June 2006 and ending at 4 p.m. (Frankfurt time) on the Business Day immediately preceding the twenty-

fünfundzwanzigsten Handelstag vor dem Endfälligkeitstag unmittelbar vorausgeht, vorbehaltlich eines Ausschlußzeitraums.	fifth Trading Day prior to the Maturity Date, subject to any Excluded Period.

“Handelstag” bezeichnet jeden Tag, an dem die Frankfurter Wertpapierbörse für den Handel geöffnet ist, an dem XETRA in Betrieb ist und an dem die Aktien der Garantin an dieser Börse nicht vom Handel ausgesetzt sind.

“Trading Day” means a day on which the Frankfurt Stock Exchange is open for trading, XETRA is in operation and the shares of the Guarantor are not suspended from trading at such exchange.

“Höchst-Wandlungspreis” beträgt, vorbehaltlich einer Anpassung nach § 8, anfänglich € 38,64. Im Falle einer Anpassung bezeichnet der Begriff “Höchst-Wandlungspreis” den entsprechend angepassten Höchst-Wandlungspreis.

“Maximum Conversion Price” means initially € 38.64 subject to adjustment as provided for in § 8, in which case “Maximum Conversion Price” shall mean the adjusted Maximum Conversion Price at any given time.

“Mindest-Wandlungspreis” beträgt, vorbehaltlich einer Anpassung nach § 8, € 33,03. Im Falle einer Anpassung bezeichnet der Begriff “Mindest-Wandlungspreis” den entsprechend angepassten Mindest-Wandlungspreis.

“Minimum Conversion Price” means initially € 33.03 subject to adjustment as provided for in § 8, in which case “Minimum Conversion Price” shall mean the adjusted Minimum Conversion Price at any given time.

“Schlusskurs” In jedem Bestimmungszeitpunkt der Schlusskurs je Aktie (oder, wenn kein Schlusskurs gemeldet wird, der letzte gemeldete Kurs, zu dem Aufträge ausgeführt wurden), der in XETRA gemeldet wird. Werden zu einem Zeitpunkt während des für die Bestimmung des Pflichtwandlungsverhältnisses am Endfälligkeitstag gemäß § 6(1) maßgeblichen Zeitraums die Aktien der Garantin “ex Dividende”, “ex Ausschüttung” oder “ex sonstiger Rechte auf andere Wertpapiere oder Vermögensgegenstände” notiert und werden diese zu einem anderen Zeitpunkt während dieses Zeitraums “cum Dividende”, “cum Ausschüttung” oder “cum sonstiger Rechte auf andere Wertpapiere oder Vermögensgegenstände” notiert, so gilt als Schlusskurs an jedem der Handelstage während des Zeitraums, an dem die Aktien der Garantin “cum Dividende”, “cum Ausschüttung” oder “cum sonstiger Rechte auf andere Wertpapiere oder Vermögensgegenstände” notiert werden, der notierte Kurs abzüglich eines Betrages in Höhe der betreffenden Dividende, Ausschüttung oder des sonstigen Rechts je Aktie der Garantin.

“Closing Price” means, on any date of determination, the closing auction price (or, if no closing auction price is reported, the last reported price at which orders were executed) per share in XETRA; provided that, if at any time during the relevant period for the determination of the Maturity Conversion Ratio pursuant to § 6(1), the shares of the Guarantor will have been quoted ex-dividend, ex-distribution or ex-any other entitlement to another security or asset and during some other part of such period will have been quoted cum-dividend, cum-distribution or cum any other entitlement to another security or asset, then the Closing Price on each Trading Day during such period on which the shares of the Guarantor will have been quoted cum-dividend, cum-distribution or cum any other entitlement to another security or asset will, for the purpose of this definition, be deemed to be the quoted price thereof reduced by an amount equal to the value of such dividend, distribution or other entitlement per share of the Guarantor.

“Wandlungsverhältnis” bezeichnet die Zahl der von der Garantin im Falle der Wandlung gemäß § 6 auszugebenden und zu liefernden Aktien je	“Conversion Ratio” means the number of Shares the Guarantor will issue and deliver upon conversion of one Bond as determined pursuant to § 6.

Schuldverschreibung.

“XETRA” bezeichnet Xetra-System der Deutsche Börse AG (oder einem Nachfolgesystem).	“XETRA” means the Xetra-System of Deutsche Börse AG (or a successor system).

§ 7 Bedingtes Kapital; Verpflichtungserklärung der Garantin; Unmöglichkeit Aktien zu liefern	§ 7 Conditional Capital; Undertaking by the Guarantor, Inability to deliver Shares

(1) Bedingtes Kapital. Die Aktien, die die Garantin im Falle einer Wandlung auszugeben und zu liefern hat (die “Aktien”), sind Inhaber-Stückaktien mit einem anteiligen Betrag des Grundkapitals von € 2,56 der Garantin, die aus bedingtem Kapital der Garantin ausgegeben werden, das am 30. April 2004 im Betrag von insgesamt bis zu € 186.880.000, entsprechend bis zu 73.000.000 Aktien, beschlossen wurde. Die Aktien, die die Garantin im Falle einer Wandlung zu liefern hat, nehmen ab dem Beginn des Geschäftsjahres der Emittentin, in dem die Aktien ausgegeben werden, für dieses und alle folgenden Geschäftsjahre der Emittentin am Gewinn teil (der gegebenenfalls im Wege von Dividenden ausgeschüttet wird), jedoch nicht für das vergangene Geschäftsjahr, selbst wenn eine Dividende dafür noch nicht ausgeschüttet worden ist, und können zunächst vorübergehend eigene vorläufige Wertpapierkennungen haben.

(1) Conditional Capital. The shares to be issued and delivered by the Guarantor upon conversion (the “Shares”) will be ordinary no par value bearer shares with an imputed par value of € 2.56 of the Guarantor which will be issued out of conditional capital of the Guarantor approved on 30 April 2004 in an aggregate amount of up to € 186,880,000, representing up to 73,000,000 Shares. The Shares to be delivered by the Guarantor upon conversion will be entitled to profits (to be paid out by way of dividends, if any) for the then current and all following financial years as from the beginning of the financial year of the Issuer in which such Shares are issued, but not for the previous financial year even if a dividend therefor has not been paid yet, and may initially carry separate temporary securities codes.

(2) Verpflichtungserklärung. Die Garantin hat sich am 6. April 2006 gegenüber der Citigroup Global Markets Limited und der Credit Suisse Securities (Europe) Limited zugunsten der Gläubiger verpflichtet (die “Verpflichtungserklärung”), die Aktien im Falle einer Wandlung nach Maßgabe der Anleihebedingungen aus ihrem bedingten Kapital auszugeben. Kopien der Verpflichtungserklärung werden bei der Hauptzahlstelle und Zahlstelle in Luxemburg zur Einsichtnahme bereitgehalten. Die Hauptzahlstelle und die Zahlstelle in Luxemburg haben hieraus keine Verpflichtungen. Die Verpflichtungserklärung stellt einen Vertrag zugunsten eines jeden Gläubigers als begünstigtem Dritten gemäß § 328 Absatz 1 BGB dar, welcher das Recht eines jeden Gläubigers begründet, Erfüllung aus der durch die Verpflichtungserklärung übernommenen Verpflichtungen unmittelbar von der Garantin zu verlangen und diese Verpflichtungen

(2) Undertaking. On 6 April 2006 the Guarantor has undertaken towards Citigroup Global Markets Limited and Credit Suisse Securities (Europe) Limited for the benefit of the Holders (the “Undertaking”) to deliver the Shares out of its conditional capital upon conversion in accordance with the Terms and Conditions. Copies of the Undertaking are available for inspection at the Principal Paying Agent and the Paying Agent in Luxembourg. The Principal Paying Agent and the Paying Agent in Luxembourg shall not have any obligation thereunder. The Undertaking constitutes a contract for the benefit of the Holders from time to time as third party beneficiaries in accordance with § 328(1) of the German Civil Code giving rise to the right of each Holder to require performance of the obligations undertaken therein directly from the Guarantor and to enforce such obligations directly against the Guarantor.

unmittelbar gegen die Garantin durchzusetzen.

(3) Unmöglichkeit Aktien zu liefern	(3) Inability to deliver Shares

(a)                        Ist die Garantin aus Rechtsgründen daran gehindert oder ist es ihr aus sonstigen Gründen nicht möglich, die Aktien bei Wandlung der Schuldverschreibungen zu liefern, werden die Rechte der Gläubiger, ihre Schuldverschreibungen in Aktien zu wandeln, die aufgrund der Verpflichtungserklärung gegen die Garantin bestünden, für die Dauer dieser Hinderungsgründe ausgesetzt. Sonstige Ansprüche oder Rechte der Gläubiger aufgrund der Anleihebedingungen oder der Garantie bleiben hiervon unberührt.

(a)                        Should the Guarantor become legally barred from delivering or otherwise be unable to deliver Shares upon conversion of Bonds, the rights and claims that the Holders would otherwise have pursuant to the Undertaking against the Guarantor to convert their Bonds into Shares shall be suspended for the duration of such inability of the Guarantor to deliver Shares. Such suspension shall not affect any other claims or rights of the Holders pursuant to the Terms and Conditions or the Guarantee.

(b)                       Ungeachtet des Vorstehenden sind die Schuldverschreibungen weiterhin nach § 3(a) bis zum Ablauf der Tages zu verzinsen, der dem Tag der Wandlung, spätestens jedoch dem Tag, an dem die Garantin die Ausgleichszahlung gemäß § 8(3)(c) zahlt, unmittelbar vorausgeht.

(b)                       Notwithstanding the foregoing, the Bonds shall continue to bear interest in accordance with § 3(a) until the end of the day immediately preceding the earlier of the date of conversion and the date on which the Guarantor pays compensation pursuant to § 8(3)(c).

(c)                        Im Falle des Eintritts eines in § 9(a)(i) beschriebenen Insolvenzereignisses (wie definiert) bezüglich der Garantin, infolge derer es der Garantin nicht möglich ist, den Gläubigern Aktien zu liefern, werden die Rechte eines jeden Gläubigers einer Schuldverschreibung aus der Verpflichtungserklärung auf Lieferung von Aktien durch eine Geldforderung gegen die Garantin in Höhe des Nennbetrages der vom Gläubiger gehaltenen Schuldverschreibung ersetzt.

(c)                        If an insolvency event as described in § 9(a)(i) occurs in relation to the Guarantor and the Guarantor as a result thereof is unable to deliver Shares to the Holders, the claims of each Holder of a Bond against the Guarantor pursuant to the Undertaking for the delivery of Shares shall be converted into a monetary claim against the Guarantor equal to the Principal Amount of the Bond held by the Holder.

§ 8 Anpassung des Wandlungspreises	§ 8 Adjustment of the Conversion Price

(1) Anpassung des Wandlungspreises. Die Berechnungsstelle bestimmt etwaige Anpassungen des Mindest-Wandlungspreises und des Höchst-Wandlungspreises (jeweils ein “Wandlungspreis”) nach folgenden Bedingungen.

(1) Adjustment of the Conversion Price. The Calculation Agent will determine any adjustments of the Minimum Conversion Price and the Maximum Conversion Price (each a “Conversion Price”) in accordance with the following provisions.

(a) Kapitalerhöhung durch Umwandlung von Kapitalrücklagen oder von Gewinnrücklagen, Aktiensplit oder Zusammenlegung von Aktien und Kapitalherabsetzung	(a) Capital Increase from Capital Reserves or Retained Earnings, Share Split or Combining of Shares and Capital Decrease

(i)                           Wenn die Garantin vor dem letzten Tag des Gläubiger-Wandlungszeitraums oder des Emittenten-Wandlungszeitraums (jeweils ein “Wandlungszeitraum”) oder einem früheren für die Wandlung, Pflichtwandlung oder Rückzahlung festgesetzten Tag ihr Grundkapital durch Umwandlung der Kapitalrücklage oder von Gewinnrücklagen erhöht, wird der Wandlungspreis gemäß der nachstehenden Formel angepasst:

(i)                           In the event that prior to the last day of the Holder Conversion Period or the Issuer Conversion Period (each a “Conversion Period”) or any earlier date fixed for conversion, mandatory conversion or redemption the Guarantor increases its share capital out of capital reserves or retained earnings, the Conversion Price will be adjusted in accordance with the following formula:

Dabei gilt folgendes:			where:

CPa	=	der angepasste Wandlungspreis;	CPa	=	the adjusted Conversion Price;

CP	=	der Wandlungspreis am Stichtag;	CP	=	the Conversion Price on the Record Date;

Nn	=	die Anzahl ausstehender Aktien der Garantin nach der Kapitalerhöhung; und	Nn	=	the number of shares of the Guarantor outstanding after the share capital increase; and

No	=	die Anzahl ausstehender Aktien der Garantin vor der Kapitalerhöhung.	No	=	the number of shares of the Guarantor outstanding before the share capital increase.

Wenn die Grundkapitalerhöhung durch Umwandlung der Kapitalrücklage oder von Gewinnrücklagen nicht durch die Ausgabe neuer Aktien sondern mittels einer Erhöhung des jeweiligen auf die einzelne Aktie der Garantin entfallenden anteiligen Betrages des Grundkapitals bewirkt wird (§ 207 Absatz 2 Satz 2 Aktiengesetz), so bleibt der Wandlungspreis bei Ausübung des Wandlungsrechts unverändert. In diesem Fall sind die betreffenden Aktien mit ihrem entsprechend erhöhten anteiligen Betrag des Grundkapitals zu liefern.

If the share capital increase out of capital reserves or retained earnings is not effected by means of the issuance of new shares but by means of an increase of the portion of the share capital allotted to each share of the Guarantor (§ 207(2) sentence 2 of the German Stock Corporation Act), the Conversion Price will remain unchanged upon exercise of the Conversion Right, save that the relevant Shares will be delivered with the increased portion of the share capital allotted to them.

Mit einer Grundkapitalerhöhung aus Gesellschaftsmitteln wird zugleich das bedingte Kapital der Garantin kraft Gesetz im gleichen Umfang wie das			Simultaneously with the share capital increase out of capital reserves the conditional capital of the Guarantor is increased by operation of law in the

Grundkapital erhöht (§ 218 Aktiengesetz).	same proportion as the share capital (§ 218 of the German Stock Corporation Act).

(ii) Wenn die Garantin vor dem letzten Tag des Wandlungszeitraums oder einem früheren für die Wandlung, Pflichtwandlung oder Rückzahlung festgesetzten Tag:	(ii) In the event that prior to the last day of the Conversion Period or any earlier date fixed for conversion, mandatory conversion or redemption the Guarantor:

(A)                    die Zahl der ausstehenden Aktien durch Herabsetzung des auf die einzelne Aktie der Garantin entfallenden anteiligen Betrages des Grundkapitals erhöht (Aktiensplit) oder die Anzahl der ausstehenden Aktien reduziert, indem der auf die einzelne Aktie entfallende anteilige Betrag des Grundkapitals erhöht wird, ohne das Grundkapital herabzusetzen (umgekehrter Aktiensplit); oder

(A)                    increases the number of outstanding shares by reduction of the interest in the share capital represented by each share of the Guarantor (share split) or reduces the number of outstanding shares by increasing the interest in the share capital represented by each share without reducing the share capital (reverse share split); or

(B) ihr Grundkapital durch Zusammenlegung ihrer Aktien herabsetzt,	(B) reduces its share capital by combining its shares,

wird der Wandlungspreis unter Anwendung von § 8(1)(a)(i) angepasst, soweit sich aus den nachstehenden Regelungen nichts anderes ergibt.	the Conversion Price will be adjusted in accordance with § 8(1)(a)(i) to the extent not otherwise provided for in the following provisions.

(iii)                     Wenn die Garantin vor dem letzten Tag des Wandlungszeitraums oder einem früheren für die Wandlung, Pflichtwandlung oder Rückzahlung festgesetzten Tag das Grundkapital der Garantin durch Herabsetzung des auf die einzelne Aktie entfallenden anteiligen Betrages des Grundkapitals herabsetzt, bleibt (vorbehaltlich § 8(1)(d)(i)) der Wandlungspreis bei Ausübung des Wandlungsrechts unverändert. In diesem Fall sind die

(iii)                     In the event that prior to the last day of the Conversion Period or any earlier date fixed for conversion, mandatory conversion or redemption the Guarantor decreases the share capital of the Guarantor by way of a reduction of the interest in the share capital represented by each share, the Conversion Price will remain unchanged upon exercise of the Conversion Right (subject to § 8(1)(d)(i)) save that the relevant Shares will be delivered with their

betreffenden Aktien mit ihrem jeweiligen neuen, auf die einzelne Aktie entfallenden anteiligen Betrag des Grundkapitals zu liefern.			respective new portion of the share capital allotted to them.

(b)                       Kapitalerhöhung gegen Einlagen mit Bezugsrecht. Wenn die Garantin vor dem letzten Tag des Wandlungszeitraums oder einem früheren für die Wandlung, Pflichtwandlung oder Rückzahlung festgesetzten Tag unter Einräumung eines unmittelbaren oder mittelbaren Bezugsrechts an ihre Aktionäre ihr Grundkapital mittels der Ausgabe neuer Aktien gegen Einlagen erhöht (§§ 182, 186 Aktiengesetz), wird der Wandlungspreis wie folgt angepasst:

(b)                       Capital Increase against Contributions with Subscription Rights. In the event that prior to the last day of the Conversion Period or any earlier date fixed for conversion, mandatory conversion or redemption, the Guarantor increases its share capital through the issuance of new shares against contributions while granting its shareholders a direct or indirect subscription right (§§ 182, 186 of the German Stock Corporation Act), the Conversion Price will be adjusted in accordance with the following formula:

Dabei gilt folgendes:			where:

CPa	=	der angepasste Wandlungspreis;	CPa	=	the adjusted Conversion Price;

CP	=	der Wandlungspreis am Stichtag;	CP	=	the Conversion Price on the Record Date;

No	=	die Anzahl ausstehender Aktien der Garantin vor der Kapitalerhöhung;	No	=	the number of shares of the Guarantor outstanding before the share capital increase;

Nn	=	die Anzahl ausstehender Aktien der Garantin nach der Kapitalerhöhung;	Nn	=	the number of shares of the Guarantor outstanding after the share capital increase;

I	=	der Ausgabepreis der neuen Aktien;	I	=	the issue price of the new shares;

D	=

der Dividendennachteil der neuen Aktien (nicht diskontiert) gegenüber Altaktien, wie er von der Eurex Deutschland (“EUREX”) bestimmt wurde, oder falls (weil Optionen auf die Aktien an der EUREX nicht gehandelt werden oder aus sonstigen Gründen) dort nicht bis zu dem Stichtag erhältlich, von der Berechnungsstelle geschätzt wird; und

			D	=

the disadvantage (not discounted) for dividends to which the new shares are not entitled in relation to old shares as determined by Eurex Deutschland (“EUREX”) or, if not available through EUREX until the Record Date (because options on the shares are not traded on EUREX or for any other reason), as estimated by the Calculation Agent; and

K	=	der von der Berechnungsstelle berechnete einfache rechnerische	K	=	the simple arithmetic average of the Closing Prices on the last three

	Durchschnitt der Schlusskurse an den letzten drei Handelstagen vor dem Ex-Tag, an denen die Aktie der Garantin “cum” gehandelt wird.				Trading Days on which the shares of the Guarantor are traded “cum” before the Ex Date as calculated by the Calculation Agent.

Eine Anpassung des Wandlungspreises findet nicht statt, wenn bei Anwendung der obigen Formel CPa größer als CP wäre.			There will be no adjustment of the Conversion Price if CPa would by applying the above formula be greater than CP.

(c)                        Bezugsrechtsemissionen. Wenn die Garantin ihren Aktionären vor dem letzten Tag des Wandlungszeitraums oder einem früheren für die Wandlung, Pflichtwandlung oder Rückzahlung festgesetzten Tag ein unmittelbares oder mittelbares Bezugsrecht gewährt auf (i) eigene Aktien gewährt, die nicht mit einer Erhöhung des Grundkapitals gemäß § 8(1)(b) zusammenhängen, oder (ii) Wertpapiere mit Bezugs-, Options- oder Wandelrechten auf Aktien der Garantin zum Bezug anbietet (mit Ausnahme der Einräumung von Bezugsrechten im Rahmen von Kapitalerhöhungen nach § 8(1)(b)), oder (iii) andere Schuldverschreibungen, Genussscheine oder sonstige Wertpapiere der Garantin (die vorstehend unter (i) bis (iii) genannten Wertpapiere gemeinsam “Sonstige Wertpapiere”), wird der Wandlungspreis gemäß der nachstehenden Formel angepasst:

(c)                        Issue of Securities with Preemptive Rights. In the event that prior to the last day of the Conversion Period or any earlier date fixed for conversion, mandatory conversion or redemption the Guarantor grants to its shareholders direct or indirect pre-emptive rights in relation to (i) own shares other than in the course of share capital increases pursuant to § 8(1)(b), (ii) securities with subscription or option or conversion rights in relation to shares of the Guarantor (but excluding the granting of subscription rights in the course of share capital increases pursuant to § 8(1)(b)), or (iii) other debt securities, participation rights or other securities of the Guarantor (the securities listed in (i) through (iii) together, “Other Securities”), the Conversion Price will be adjusted in accordance with the following formula:

Dabei gilt folgendes:			where:

CPa	=	der angepasste Wandlungspreis;	CPa	=	the adjusted Conversion Price;

CP	=	der Wandlungspreis am Stichtag;	CP	=	the Conversion Price on the Record Date;

M	=	der Durchschnittliche Marktpreis, und	M	=	the Average Market Price; and

B	=	der Bezugsrechtswert, wenn ist.	B	=	the Subscription Value, where.

(d) Ausschüttungen. Wenn die Garantin vor dem letzten Tag des Wandlungszeitraums oder einem früheren für die Wandlung, Pflichtwandlung oder Rückzahlung festgesetzten Tag an ihre Aktionäre:

(d)                       Distributions. In the event that prior to the last day of the Conversion Period or any earlier date fixed for conversion, mandatory conversion or redemption the Guarantor distributes, allots or grants to its shareholders:

(i)                           Vermögen (auch in der Form einer Sachdividende oder in der Form einer Kapitalherabsetzung zwecks Rückzahlung von Teilen des Grundkapitals (im letzteren Fall stellt die Rückzahlung Vermögen für Zwecke dieses § 8(1)(d)(i) dar)), oder Schuldverschreibungen, Options- oder Wandlungsrechte (mit Ausnahme der oben in § 8(c) genannten Rechte) ausschüttet, gewährt oder verteilt; oder

(i)                           assets (whether in the form of a dividend in kind or in the form of a capital decrease for the purpose of repaying parts of the share capital (in which case the repayment will constitute assets for purposes of the § 8(1)(d)(i))) or debt securities or warrants or conversion rights (with the exclusion of the rights mentioned above in § 8(c)); or

(ii) Verkaufsoptionen im Falle eines Aktienrückkaufs gewährt; oder			(ii) put options in the case of a share purchase; or

(iii) eine Außerordentliche Bardividende gewährt,			(iii) an Extraordinary Cash Dividend,

(jeweils eine “Ausschüttung”), wird der Wandlungspreis gemäß der nachstehenden Formel angepasst:			(each a “Distribution”), the Conversion Price will be adjusted in accordance with the following formula:

Dabei gilt folgendes:			where:

CPa	=	der angepasste Wandlungspreis;	CPa	=	the adjusted Conversion Price;

CP	=	der Wandlungspreis am Stichtag;	CP	=	the Conversion Price on the Record Date;

M	=	der Durchschnittliche Marktpreis;	M	=	the Average Market Price;

F	=	im Falle (i) der Angemessene Marktwert,	F	=	in case of (i) the Fair Market Value,

		im Falle (ii) der Verkaufsoptionswert, und			in the case of (ii) the Put Option Value, and

		im Falle (iii) der Betrag der Außerordentlichen Bardividende berechnet je Aktie.			in the case of (iii) the amount of the Extraordinary Cash Dividend on a per share basis,

Eine Anpassung wird nur vorgenommen, wenn .			provided that an adjustment will only be made if .

(e)                        Verschmelzung; Restrukturierung. Im Falle einer Verschmelzung (§ 2 Umwandlungsgesetz (UmwG)) mit der Garantin als übertragendem Rechtsträger im Sinne des Umwandlungsgesetzes oder im Falle einer Aufspaltung (§ 123 Absatz 1 UmwG) der Garantin oder einer Abspaltung (§ 123 Absatz

(e)                        Merger; Reorganisation. In the event of a merger (§ 2 German Transformation Act; “Verschmelzung”) of the Guarantor as transferor entity within the meaning of the German Transformation Act (“Umwandlungsgesetz”) or in the event of a split-up of the Guarantor (§ 123 (1) German Transformation

2 UmwG) hat ein Gläubiger das Recht gegenüber der Garantin auf Übertragung (soweit rechtlich möglich) gleichwertiger Rechte gemäß § 23 UmwG.

Act; “Aufspaltung”) or a spin-off (§ 123 (2) German Transformation Act; “Abspaltung”), a Holder shall have the right to receive from the Guarantor (if legally admissable) equivalent rights as provided by § 23 of the German Transformation Act.

(f)                          Wenn vor dem letzten Tag des Wandlungszeitraums oder einem früheren für die Wandlung, Pflichtwandlung oder Rückzahlung festgesetzten Tag eine Verschmelzung, bei der die Garantin der übernehmende Rechtsträger ist, eine Ausgliederung (§ 123 Absatz 3 Umwandlungsgesetz) oder ein ähnliches Ereignis eintritt, bleibt der Wandlungspreis unverändert.

(f)                          In the event of a merger of the Guarantor as the acquiring entity, or a hive down (§ 123(3) of the German Transformation Act; Ausgliederung), or of an analogous event prior to the last day of the Conversion Period or any earlier date of redemption of the Bonds, the Conversion Price will remain unchanged.

(g)                       Wenn die Garantin feststellt, dass Umstände eingetreten sind, die außerhalb der Vorgaben von § 8(a) bis (e) eine Anpassung notwendig machen (selbst wenn die maßgeblichen Ereignisse oder Umstände ausdrücklich von der Anwendung der § 8(a) bis (e) ausgeschlossen wurden), wird sie auf eigene Kosten die Berechnungsstelle um eine umgehende Feststellung auf der Grundlage anerkannter mathematischer Regeln ersuchen, welche weitere Anpassung gegebenenfalls den Umständen entsprechend billig und angemessen ist und an welchem Tag diese Anpassung gegebenenfalls wirksam werden soll. An diesem Tag wird die Anpassung gegebenenfalls vorgenommen und wird gemäß der Feststellung durch die Berechnungsstelle wirksam.

(g)                       If the Issuer determines that another adjustment should be made as a result of one or more events or circumstances not referred to above in § 8(a) to (e) (even if the relevant event is or circumstances are specifically excluded from the operation of § 8(a) to (e)), the Issuer will, at its own expense, request the Calculation Agent to determine based on generally accepted mathematical principles as soon as practicable what further adjustment (if any) is fair and reasonable to take account thereof and the date on which such adjustment should take effect, and upon such date such adjustment (if any) will be made and will take effect in accordance with such determination by the Calculation Agent.

(2) Mehrfache Anpassung; Umgekehrte Anpassung des Mindest-Wandlungsverhältnisses und des Höchst-Wandlungsverhältnisses	(2) Multiple Adjustment; Inverse Adjustment of the Minimum Conversion Ratio and the Maximum Conversion Ratio

(a)                        Sofern eine Anpassung des Wandlungspreises nach mehr als einer der Vorschriften der § 8(1)(a)(i), § 8(1)(a)(ii), § 8(1)(b), § 8(1)(c) und § 8(1)(d) durchzuführen ist und der Stichtag für diese Anpassungen auf denselben Tag fällt, wird zuerst eine Anpassung nach den Vorschriften von § 8(1)(a)(ii), zweitens nach den Vorschriften von § 8(1)(d), drittens nach

(a)                        If adjustments of the Conversion Price are required under more than one of § 8(1)(a)(i), § 8(1)(a)(ii), § 8(1)(b), § 8(1)(c) and § 8(1)(d), and the Record Date for such adjustments shall occur on the same date, then such adjustments shall be made by applying, first, the provisions of § 8(1)(a)(ii), second, the provisions of § 8(1)(d), third, the provisions of § 8(1)(a)(i),

den Vorschriften von § 8(1)(a)(i), viertens nach den Vorschriften von § 8(1)(b) und schließlich nach den Vorschriften von § 8(1)(c) durchgeführt.	fourth, the provisions of § 8(1)(b) and finally the provisions of § 8(1)(c).

(b)                       Wird der Wandlungspreis gemäß den vorstehenden § 8(1)(a) bis (d) angepasst, so werden das Mindest-Wandlungsverhältnis und das Höchst-Wandlungsverhältnisses (jeweils ein “Wandlungsverhältnis”) ebenfalls, jedoch im umgekehrten Verhältnis wie die Anpassung des Wandlungspreises, angepasst.

(b)                       In case the Conversion Price is adjusted pursuant to § 8(1)(a) through (d) above, the Minimum Conversion Ratio and the Maximum Conversion Ratio (each a “Conversion Ratio”) shall be adjusted in the inverse proportion to the adjustment of the Conversion Price.

(3) Allgemeine Vorschriften	(3) General provisions

(a)                        Anpassungen nach Maßgabe dieses § 8 (mit Ausnahme von § 8(1)(g)) werden zu Beginn des Ex-Tags wirksam. Anpassungen nach Maßgabe dieses § 8 werden nicht vorgenommen, sofern der Ex-Tag bzw. im Falle des § 8(1)(g) der festgelegte Tag der Wirksamkeit der Anpassung nach dem letzten Tag des Wandlungszeitraums bzw. nach dem früheren für die Wandlung, Pflichtwandlung oder Rückzahlung festgelegten Tag liegt.

(a)                        Adjustments in accordance with this § 8 (except § 8(1)(g)) will become effective as of the beginning of the Ex Date. Adjustments in accordance with this § 8 will not be made if the Ex Date or, in case of § 8(1)(g), the date on which the adjustment takes effect, is later than the last day of the Conversion Period or later than the earlier date fixed for conversion, mandatory conversion or redemption, as the case may be.

(b)                       Anpassungen nach den vorstehenden Bestimmungen werden durch die Berechnungsstelle in Abstimmung mit der Emittentin and the Guarantor berechnet und sind (sofern nicht ein offensichtlicher Fehler vorliegt) für alle Beteiligten verbindlich. Der gemäß diesem § 8 angepasste Wandlungspreis wird auf fünf Dezimalstellen gerundet, wobei € 0,000005 aufgerundet wird.

(b)                       Adjustments in accordance with the foregoing provisions will be calculated by the Calculation Agent in consultation with the Issuer and the Guarantor and shall be (in the absence of manifest error) binding on all parties concerned. The Conversion Price determined in accordance with § 8 will be rounded to five decimal places with € 0.000005 being rounded upwards.

Die Berechnungsstelle kann den Rat von Rechtsanwälten oder anderen Sachverständigen einholen, deren Beratung oder Dienste sie für notwendig hält, und sich auf eine solche Beratung verlassen. Die Berechnungsstelle übernimmt keine Haftung gegenüber der Emittentin bzw. den Gläubigern im Zusammenhang mit Handlungen, die in Übereinstimmung mit einer solchen Beratung begangen, unterlassen oder geduldet wurden.

The Calculation Agent may engage the advice or services of any lawyers or other experts whose advice or services it deems necessary and may rely upon any advice so obtained. The Calculation Agent will incur no liability as against the Issuer or the Holders in respect of any action taken, or not taken, or suffered to be taken, or not taken, in accordance with such advice in good faith.

(c) Sollte eine Anpassung des Wandlungspreises nach § 8(1) dazu führen, dass zu dem Zeitpunkt der Durchführung dieser	(c) If any adjustment of the Conversion Price made pursuant to § 8(1) would result in there being insufficient conditional capital to issue

Anpassungen bei Wandlung aller noch ausstehenden Schuldverschreibungen das bedingte Kapital der Garantin zur Schaffung der entsprechenden Anzahl von Aktien nicht ausreicht, so wird bei Wandlung pro Schuldverschreibung eine erhöhte Anzahl aufgrund der Anpassung des Wandlungsverhältnisses nur insoweit geliefert, als das bedingte Kapital bei Wandlung aller noch ausstehenden Schuldverschreibungen ausreichen würde. Die Garantin gleicht sowohl den verbleibenden Spitzenbetrag pro Schuldverschreibung als auch gegebenenfalls verbleibenden Bruchteil von Aktien nach Maßgabe von § 6 in Geld aus.

the number of Shares required to be issued in the event that all outstanding Bonds were converted immediately, then the increased number of Shares to be delivered upon conversion of any Bond pursuant to such adjustment will be delivered only if and to the extent that there is sufficient conditional capital for the simultaneous conversion of all remaining outstanding Bonds. The Issuer will compensate in cash any remaining fractional amount per Bond as well as any remaining Fractions at the value specified in § 6.

(d)                       Es erfolgt keine Anpassung des Wandlungspreises, soweit der Wandlungspreis für eine Aktie unter den anteiligen Betrag der Aktie (§ 9 Absatz 1 Aktiengesetz) zu dem Zeitpunkt einer solchen Anpassung herabgesetzt würde. Nichtsdestotrotz wird auf jeden Umstand hin, der ohne diesen § 8(3)(d) eine unter dem anteiligen Betrag einer Aktie liegende Anpassung des Wandlungspreises zur Folge hätte, die Berechnung aller nachfolgenden Anpassungen auf der Basis des Wandlungspreises gemacht, der bei der Anwendung eines anderen Paragraphen als dieses § 8(3)(d) berechnet worden wäre. Liegt das Ergebnis solcher Berechnungen unter dem rechnerischen Nennbetrag der Aktie, so entspricht der Wandlungspreis dem rechnerischen Nennbetrag. Soweit eine Anpassung des Wandlungspreises aufgrund dieses § 8(3)(d) nicht durchgeführt werden kann, ist die Emittentin nicht dazu verpflichtet, den Gläubigern eine Barauszahlung oder anderes als Ausgleich anzubieten.

(d)                       No adjustment of the Conversion Price will be made to the extent that the Conversion Price for one Share would thereby be reduced below the imputed par value of the Share in the share capital (§ 9(1) of the German Stock Corporation Act) effective as of the date of such adjustment. Without prejudice to the foregoing, upon any event which, but for this § 8(3)(d), would result in an adjustment of the Conversion Price to an amount which is less than the imputed par value of one Share, pursuant to the foregoing provisions, the calculation of any subsequent adjustments will be made on the amount of the Conversion Price which would have resulted, had this § 8(3)(d) not applied. If the result of such adjustments is below the imputed par value of the Share in the share capital, the Conversion Price will be the imputed par value of the Share. To the extent that an adjustment of the Conversion Price cannot occur as a result of this § 8(3)(d), the Issuer will not be obliged to compensate the Holders by a cash payment or in any other way.

Die Emittentin wird eine Anpassung des Wandlungspreises, des Wandlungsverhältnisses und/oder jede andere Anpassung der Anleihebedingungen im Hinblick auf Wandlung unverzüglich gemäß § 12 bekannt machen.

The Issuer will give notice in accordance with § 12 of an adjustment of the Conversion Price and the Conversion Ratio and/or any other adjustment of the Terms and Conditions in relation to conversion without undue delay.

(4) Definitionen. In diesem § 8 bezeichnet:	(4) Definitions. In this § 8:

“Angemessener Marktwert” den angemessenen Marktwert einer Ausschüttung am Stichtag (berechnet je Aktie), wie er von der Berechnungsstelle auf der Grundlage anerkannter mathematischer Regeln festgelegt wird.

“Fair Market Value” means the fair market value of a Distribution on the Record Date (calculated on a per share basis) as determined by the Calculation Agent based on generally accepted mathematical principles.

“Außerordentliche Bardividende” bezeichnet:	“Extraordinary Cash Dividend” means:

(i)                           den Betrag, um den an dem Stichtag der Gesamtbetrag je Aktie (x) der Bardividende und (y) aller übrigen Bardividenden, die zuvor für das gleiche Geschäftsjahr gezahlt worden sind, € 0,95 je Aktie bezüglich des am 31. Dezember 2005, 2006 und 2007 jeweils abgelaufenen Geschäftsjahres übersteigt; und

(i)                           the amount by which on the Record Date the aggregate amount per share of (x) any Cash Dividend together with (y) all other Cash Dividends paid for the same financial year on a per share basis exceeds € 0.95 in respect of the financial years ending 31 December 2005, 2006 and 2007, respectively; and

(ii) bezüglich des am 31. Dezember 2008 abgelaufenen Geschäftsjahres:	(ii) in respect of the financial year ending 31 December 2008:

(A) sofern eine Bardividende vorgeschlagen, beschlossen oder gezahlt wurde, den Betrag der Bardividende an dem Stichtag; oder	(A) if a Cash Dividend has been proposed, declared or paid, the amount of such Cash Dividend on the Record Date; or

(B)                      sofern an oder vor dem Endfälligkeitstag keine Bardividende vorgeschlagen oder beschlossen wurde, den Betrag, der 105% der Bardividende entspricht, die bezüglich des am 31. Dezember 2007 abgelaufenen Geschäftsjahres in 2008 gezahlt wurde; und

(B)                      if no Cash Dividend has been proposed or declared on or prior to the Maturity Date, an amount per share equal to 105% of the Cash Dividend in respect of the financial year ending 31 December 2007 paid in 2008; and

(iii) im Falle einer Pflichtwandlung gemäß § 6(2) oder § 6(3) vor dem Endfälligkeitstag:	(iii) in the case of any mandatory conversion pursuant to § 6(2) or § 6(3) prior to the Maturity Date:

(A)                    sofern für das vorausgegangene Geschäftsjahr bereits eine Bardividende vorgeschlagen oder beschlossen wurde, diese Bardividende jedoch noch nicht vor dem Tag der Wandlung gezahlt wurde, den Betrag je Aktie um den die ungezahlte Bardividende € 0,95 je Aktie bezüglich des am 31. Dezember 2005, 2006 und 2007 jeweils abgelaufenen Geschäftsjahres, bzw. € 0,00 je Aktie bezüglich des am 31. Dezember 2008 abgelaufenen

(A)                    if any Cash Dividend in respect of the preceding financial year has been proposed or declared but not paid prior to the date of conversion, the amount per share by which any such Cash Dividend not paid on a per share basis exceeds € 0.95 in respect of the financial years ending 31 December 2005, 2006 and 2007, respectively, and € 0.00 in respect of the financial year ending 2008, respectively; or

Geschäftsjahres übersteigt; oder

(B)                      sofern vor dem Tag der Wandlung keine Bardividende für das vorausgegangene Geschäftsjahr vorgeschlagen oder beschlossen wurde, den Betrag, der 105% der Bardividende entspricht, die bezüglich des jenem Geschäftsjahr unmittelbar vorausgegangenen Geschäftsjahrs gezahlt wurde.

(B)                      if prior to the date of conversion no Cash Dividend in respect of the preceding financial year has been proposed or declared 1 January of the relevant year, an amount per share equal to 105% of the Cash Dividend paid in respect of the immediately preceding financial year.

Im Falle einer Auseinandersetzung zwischen der Emittentin und einem Gläubiger, ob und in welchem Maß eine Bardividende eine Außerordentliche Bardividende darstellt, wird diese Auseinandersetzung von der Berechnungsstelle nach billigem Ermessen (§ 317 BGB) entschieden. Die Entscheidung der Berechnungsstelle ist für die Emittentin und die Gläubiger verbindlich.

In the event of a dispute between the Issuer and any Holder as to whether, and the extent to which, any Cash Dividend constitutes an Extraordinary Cash Dividend, such dispute shall be determined by the Calculation Agent using equitable discretion (§ 317 of the German Civil Code). The determination by the Calculation Agent shall be binding upon the Issuer and the Holders.

“Bardividende” den Dividendenbetrag (berechnet je Aktie), den die Garantin vor dem Abzug von Körperschaftsteuer und Quellensteuer auszahlt.	“Cash Dividend” refers to any amount of the dividend (calculated on a per share basis) paid by the Guarantor prior to deduction of any corporation and withholding tax.

“Bezugsrechtswert” (berechnet je Aktie):	“Subscription Value” means (calculated on a per share basis):

(i)                           den Wert des Rechts zum Bezug von Aktien oder der Wertpapiere mit Bezugs-, Options- oder Wandelrechten auf Aktien der Garantin oder zum Bezug der Sonstigen Wertpapiere, der von der EUREX auf Basis der Marktlage an dem letzten Handelstag vor dem Handelstag, an dem der Handel in den Bezugsrechten beginnt, ermittelt wird; oder

(i)                           the value of the right to subscribe own shares or securities with subscription or option or conversion rights in relation to shares of the Guarantor or to subscribe Other Securities, as determined by EUREX on the basis of the market situation prevailing on the Trading Day immediately preceding the Trading Day on which the trading in the subscription rights commences; or

(ii)                        falls ein solcher Wert (weil Optionen auf die Aktie an der EUREX nicht gehandelt werden oder aus sonstigen Gründen) von der EUREX nicht bekannt gegeben wird, den Schlusskurs der Bezugsrechte in XETRA am Ex-Tag; oder

(ii) if such value is not published by EUREX (because options on the shares are not traded on EUREX or for any other reason), the closing price of the subscription rights on XETRA on the Ex Date; or

(iii) falls ein solcher Kurs nicht feststellbar ist, den Wert des Bezugsrechts, der von der Berechnungsstelle auf der Grundlage anerkannter mathematischer Regeln bestimmt wird.	(iii) if such price is not available, the value of the subscription right which will be determined by the Calculation Agent based on generally accepted mathematical principles.

“Durchschnittlicher Marktpreis” den einfachen rechnerischen Durchschnitt der Schlusskurse an jedem Handelstag für den kürzesten der nachfolgenden Zeiträume (vorausgesetzt, dass ein Zeitraum mindestens einen Handelstag umfasst):

“Average Market Price” means the simple arithmetic average of the Closing Prices for the shorter of (with the proviso that any period will at least last one Trading Day):

(i) die drei aufeinander folgenden Handelstage, die dem jeweiligen Stichtag vorangehen; oder	(i) three consecutive Trading Days prior to the relevant Record Date; or

(ii)                       den Zeitraum, der am ersten Handelstag nach dem Tag beginnt, an dem die maßgebliche Ausgabe oder Ausschüttung zuerst öffentlich bekannt gemacht wurde, und an dem Handelstag endet, der dem jeweiligen Stichtag vorangeht; oder

(ii) the period commencing on the Trading Day next succeeding the first public announcement of the relevant issuance or distribution and ending on the Trading Day prior to the relevant Record Date; or

(iii) den Zeitraum, der am Ex-Tag der letzten Ausgabe oder Ausschüttung beginnt, für die eine Anpassung erforderlich ist, und der am letzten Handelstag vor dem jeweiligen Stichtag endet.

(iii)                    the period, commencing on the Ex Date with respect to the next preceding issuance or distribution for which an adjustment is required, and ending on the last Trading Day prior to the relevant Record Date.

“Ex-Tag” jeweils den ersten Handelstag, an dem die Aktien der Garantin “ex Dividende’’ bzw. “ex Bezugsrecht’’ oder ohne sonstige Rechte, auf die vom Schlusskurs für die jeweils in Bezug genommene Ausschüttung von Zeit zu Zeit ein Abschlag auf den Aktienkurs gemacht wird, gehandelt werden.

“Ex Date” means the first Trading Day on which the shares of the Guarantor from the Closing Price of which deductions are made from time to time in view of the respective distribution are traded “ex dividend” or “ex subscription right” or ex any other right.

“Stichtag” entweder (A) den relevanten Zeitpunkt für die Bestimmung der Berechtigung der Aktionäre der Garantin, die Rechte, Bezugsrechte, Options- oder Wandlungsrechte, Ausschüttungen oder gemäß § 8(1)(e) gleichwertige Rechte erhalten, oder, falls früher (B) den Handelstag, der dem Ex-Tag unmittelbar vorangeht.

“Record Date” means the time and date being the earlier of (A) the relevant time of the determination of the entitlement of shareholders of the Guarantor to receive rights, subscription rights, option or conversion rights, Distributions or equivalent rights pursuant to § 8(1)(e), or (B) the Trading Day, which immediately precedes the Ex Date.

“Verkaufsoptionswert” (berechnet je Aktie):	“Put Option Value” means (calculated on a per share basis):

(i) den von der EUREX auf Basis der Marktlage am letzten Handelstag vor Beginn des Verkaufsoptionshandels ermittelten Wert der Verkaufsoption; oder	(i) the value of the put option, as determined by EUREX on the basis of the market situation prevailing on the Trading Day before the put option commences to be traded; or

(ii)                       falls ein solcher Wert (weil Optionen auf die Aktien der Garantin an der EUREX nicht gehandelt werden oder aus sonstigen Gründen) von der EUREX nicht bekannt gegeben wird, den Schlusskurs des Rechts zum Verkauf von Aktien der Garantin am Ex-Tag; oder

(ii)                       if such value is not published by EUREX (because options on the shares of the Guarantor are not traded on EUREX or for any other reason), the closing price of the right to sell shares of the Guarantor on the Ex Date; or

(iii)                    falls ein solcher Wert nicht feststellbar ist, den Wert der Verkaufsoption, der von der Berechnungsstelle unter Berücksichtigung der Marktlage während des Zeitraums, in dem die maßgeblichen Verkaufsoptionen gehandelt werden, bestimmt wird.

(iii)                    if such price is not available, the value of the put option which will be determined by the CalculationAgent taking into account the prevailing market conditions during the period in which the relevant put options are traded.

§ 9 Kündigung durch Gläubiger	§ 9 Events of Default

(1) Kündigungsgründe. Jeder Gläubiger ist berechtigt, seine Schuldverschreibung zu kündigen und deren sofortige Rückzahlung zu ihrem Nennbetrag, zuzüglich etwaiger bis zum Tage der Rückzahlung aufgelaufener Zinsen sowie etwaiger ausstehender Ausgesetzte Zinszahlungen, zu verlangen, falls:

(1) Events of Default. Each Holder shall be entitled to declare its Bonds due and demand immediate redemption thereof at the Principal Amount, together with accrued interest (if any) to the date of repayment and outstanding Deferred Interest Amounts, if any, in the event that:

(a)                       ein am Sitz der Emittentin oder der Garantin zuständiges Gericht in einem zwangsweisen Verfahren gemäß gegenwärtig oder künftig anwendbaren Konkurs-, Insolvenz- oder ähnlichem Recht eine Entscheidung oder Zahlungsaussetzung erlässt oder ein Konkursverwalter, Abwickler, Rechtsnachfolger, Vermögensverwalter, Treuhänder, Zwangsverwalter oder ein ähnlicher Funktionsträger für die Emittentin oder die Garantin oder für einen wesentlichen Teil des Vermögens der Emittentin oder der Garantin bestellt wird oder die Auflösung oder der Liquidation der Geschäfte der Emittentin oder der Garantin angeordnet wird; oder

(a)                       a decree or order for relief is entered by a court having jurisdiction in the premises in respect to the Issuer or the Guarantor in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar official of the Issuer or the Guarantor or for any substantial part of the property of the Issuer or of the Guarantor is ordered, or the winding up or liquidation of the affairs of the Issuer or of the Guarantor is ordered; or

(b) die Emittentin oder die Garantin	(b) the Issuer or the Guarantor

(i)                           von sich aus ein Verfahren gemäß gegenwärtig oder künftig anwendbaren Konkurs-, Insolvenz- oder ähnlichem Recht einleitet (einschließlich eines Antrags auf Eröffnung eines Insolvenzverfahrens) oder

(i) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect (including the application for the institution of insolvency proceedings), or

(ii)                        dem Erlass einer gemäß solchem Recht zwangsweise ergangenen Zahlungsaussetzung zustimmt oder der Bestellung eines, oder Inbesitznahme durch einen, Konkursverwalter(s), Abwickler(s), Rechtsnachfolger(s), Vermögensverwalter(s), Treuhänder(s),

(ii)                        consents to the entry of an order for relief in an involuntary case under any such law or consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar official of the Issuer or the Guarantor or for any

Zwangsverwalter(s), oder ähnlichen Funktionsträger(s) für die Emittentin oder die Garantin oder eines wesentlichen Teils des Vermögens der Emittentin oder die Garantin zustimmt oder	substantial part of the property of the Issuer or the Guarantor, or

(iii) eine allgemeine Schuldenregelung zugunsten ihrer Gläubiger trifft oder	(iii) makes a general assignment for the benefit of creditors, or

(iv) allgemein die Bezahlung ihrer Verbindlichkeiten bei Fälligkeit einstellt oder	(iv) fails generally to pay its debts as they become due, or

(v) irgendwelche Maßnahmen zur Förderung einer der vorgenannten Fälle trifft.	(v) takes any corporate action in furtherance of any of the foregoing.

Das Kündigungsrecht erlischt, falls der Kündigungsgrund vor Ausübung des Rechts geheilt wurde.	The right to declare Bonds due shall terminate if the situation giving rise to it has been cured before the right is exercised.

(2) Bekanntmachung. Eine Benachrichtigung, einschließlich einer Kündigung der Schuldverschreibungen gemäß § 9(1) ist schriftlich in deutscher oder englischer Sprache gegenüber der Hauptzahlstelle zu erklären und persönlich oder per Einschreiben an deren bezeichnete Geschäftsstelle zu übermitteln. Der Benachrichtigung ist ein Nachweis beizufügen, aus dem sich ergibt, dass der betreffende Gläubiger zum Zeitpunkt der Abgabe der Benachrichtigung Inhaber der betreffenden Schuldverschreibung ist. Der Nachweis kann durch eine Bescheinigung der Depotbank (wie in § 16(4) definiert) oder auf andere geeignete Weise erbracht werden.

(2) Notice. Any notice, including any notice declaring Bonds due, in accordance with § 9(1) shall be made by means of a written declaration in the German or English language delivered by hand or registered mail to the specified office of the Principal Paying Agent together with proof that such Holder at the time of such notice is a holder of the relevant Bonds by means of a certificate of his Custodian (as defined in § 16(4)) or in other appropriate manner.

§ 10 Ersetzung der Emittentin	§ 10 Substitution of Issuer

(1) Ersetzung. Die Emittentin ist jederzeit berechtigt, sofern sie sich nicht mit einer Zahlung von Kapital oder Zinsen auf die Schuldverschreibungen in Verzug befindet, ohne Zustimmung der Gläubiger, die Garantin oder jede andere Gesellschaft, deren stimmberechtigte Anteile oder anderen Beteiligungen zu mehr als 90% direkt oder indirekt von der Garantin gehalten werden, an Stelle der Emittentin als Hauptschuldnerin (die “Nachfolgeschuldnerin”) für alle Verpflichtungen aus und im Zusammenhang mit

(1) Substitution. The Issuer may, without the consent of the Holders, if no payment of principal of or interest on any of the Bonds is in default, at any time substitute for the Issuer, either the Guarantor or any other company more than 90% of the voting shares or other equity interests of which are directly or indirectly owned by the Guarantor as principal debtor in respect of all obligations arising from or in connection with the Bonds (the “Substitute Debtor”) provided that:

dieser Emission einzusetzen, vorausgesetzt, dass:

(a) die Nachfolgeschuldnerin alle Verpflichtungen der Emittentin in Bezug auf die Schuldverschreibungen übernimmt;	(a) the Substitute Debtor assumes all obligations of the Issuer in respect of the Bonds;

(b)                      die Nachfolgeschuldnerin alle erforderlichen Genehmigungen erhalten hat und berechtigt ist, an die Emissionsstelle die zur Erfüllung der Zahlungsverpflichtungen aus den Schuldverschreibungen zahlbaren Beträge in der hierin festgelegten Währung zu zahlen, ohne verpflichtet zu sein, jeweils in dem Land, in dem die Nachfolgeschuldnerin oder die Emittentin ihren Sitz oder Steuersitz haben, erhobene Steuern oder andere Abgaben jeder Art abzuziehen oder einzubehalten;

(b)                      the Issuer and the Substitute Debtor have obtained all necessary authorisations and may transfer to the Fiscal Agent in the currency required hereunder and without being obligated to deduct or withhold any taxes or other duties of whatever nature levied by the country in which the Substitute Debtor or the Issuer has its domicile or tax residence, all amounts required for the fulfilment of the payment obligations arising under the Bonds;

(c)                       die Nachfolgeschuldnerin sich verpflichtet hat, jeden Gläubiger hinsichtlich solcher Steuern, Abgaben oder behördlichen Lasten freizustellen, die einem Gläubiger bezüglich der Ersetzung auferlegt werden;

(c) the Substitute Debtor has agreed to indemnify and hold harmless each Holder against any tax, duty, assessment or governmental charge imposed on such Holder in respect of such substitution;

(d)                      die Garantin unwiderruflich und unbedingt gegenüber den Gläubigern die Zahlung aller von der Nachfolgeschuldnerin auf die Schuldverschreibungen zahlbaren Beträge zu Bedingungen garantiert, die den Bedingungen der Garantie entsprechen; und

(d)                      the Guarantor irrevocably and unconditionally guarantees in favour of each Holder the payment of all sums payable by the Substitute Debtor in respect of the Bonds on terms equivalent to the terms of the Guarantee; and

(e)                       der Hauptzahlstelle jeweils ein Rechtsgutachten bezüglich der betroffenen Rechtsordnungen von anerkannten Rechtsanwälten vorgelegt werden, die bestätigen, dass die Bestimmungen in den vorstehenden § 10(1)(a) bis (d) erfüllt wurden.

(e) there shall have been delivered to the Principal Paying Agent an opinion or opinions of lawyers of recognised standing to the effect that § 10(1)(a) to (d) above have been satisfied.

(2) Bekanntmachung. Jede Ersetzung ist gemäß § 12 bekanntzumachen. Im Zeitpunkt der Veröffentlichung der Bekanntmachung wird, sofern die Voraussetzungen gemäß § 10(1) erfüllt sind, die Ersetzung wirksam und wird die Emittentin von sämtlichen Verpflichtungen aus den Schuldverschreibungen befreit.

(2) Notice. Notice of any such substitution shall be published in accordance with § 12. Upon publication of such notice and provided that the requirements pursuant to § 10(1) have been fulfilled, the substitution shall take effect and the Issuer shall be discharged from any and all obligations under the Bonds.

(3) Änderung von Bezugnahmen. Im Falle einer Ersetzung gilt jede Bezugnahme in diesen Emissionsbedingungen auf die Emittentin ab dem Zeitpunkt der Ersetzung als Bezugnahme auf die Nachfolgeschuldnerin und jede Bezugnahme auf das

(3) Change of References. In the event of any such substitution, any reference in these Terms and Conditions to the Issuer shall from then on be deemed to refer to the Substitute Debtor and any reference to the country in which the Issuer is domiciled or

Land, in dem die Emittentin ihren Sitz oder Steuersitz hat, gilt ab diesem Zeitpunkt als Bezugnahme auf das Land, in dem die Nachfolgeschuldnerin ihren Sitz oder Steuersitz hat.	resident for taxation purposes shall from then on be deemed to refer to the country of domicile or residence for taxation purposes of the Substitute Debtor.

§ 11 Hauptzahlstelle, Hauptwandlungsstelle und Berechnungsstelle	§ 11 Principal Paying Agent, Principal Conversion Agent and Calculation Agent

(1) Stellen. Die anfänglich bestellte Hauptzahlstelle, Hauptwandlungsstelle, Zahlstelle in Luxemburg und Wandlungsstelle in Luxemburg und Berechnungsstelle (jeweils eine “Verwaltungsstelle”) und ihre bezeichneten Geschäftsstellen lauten wie folgt:

(1) Agents. Principal Paying Agent, Principal Conversion Agent, Paying Agent in Luxembourg, Conversion Agent in Luxembourg and Calculation Agent (each an “Agent”) and their respective initial specified offices are:

Hauptzahlstelle: Citibank, N.A. Citigroup Centre, Global Transaction Banking, Canada Square, Canary Wharf, London E14 5LB	Principal Paying Agent: Citibank, N.A. Citigroup Centre, Global Transaction Banking, Canada Square, Canary Wharf, London E14 5LB

Hauptwandlungsstelle: Citibank, N.A. Citigroup Centre, Global Transaction Banking, Canada Square, Canary Wharf, London E14 5LB	Principal Conversion Agent: Citibank, N.A. Citigroup Centre, Global Transaction Banking, Canada Square, Canary Wharf, London E14 5LB

Zahlstelle in Luxemburg: Dexia Banque Internationale à Luxembourg Transaction Execution Group 69 Route d’Esch Luxembourg 2953	Paying Agent in Luxembourg: Dexia Banque Internationale à Luxembourg Transaction Execution Group 69 Route d’Esch Luxembourg 2953

Wandlungsstelle in Luxemburg: Dexia Banque Internationale à Luxembourg Transaction Execution Group 69 Route d’Esch Luxembourg 2953	Conversion Agent in Luxembourg: Dexia Banque Internationale à Luxembourg Transaction Execution Group 69 Route d’Esch Luxembourg 2953

Die Berechnungsstelle und ihre anfänglich bezeichnete Geschäftsstelle lauten: Citibank, N.A. Citigroup Centre, Global Transaction Banking, Canada Square, Canary Wharf,	The Calculation Agent and its initial specified office shall be: Citibank, N.A. Citigroup Centre, Global Transaction Banking, Canada Square, Canary Wharf,

London E14 5LB	London E14 5LB

Die Hauptzahlstelle, Hauptwandlungsstelle, Zahlstelle in Luxemburg und Wandlungsstelle in Luxemburg und Berechnungsstelle behalten sich das Recht vor, jederzeit ihre bezeichneten Geschäftsstellen durch eine andere bezeichnete Geschäftsstelle in derselben Stadt zu ersetzen.

The Principal Paying Agent, Principal Conversion Agent, Paying Agent in Luxembourg, Conversion Agent in Luxembourg and Calculation Agent reserve the right at any time to change their respective specified offices to some other specified offices in the same city.

(2) Änderungen. Die Emittentin behält sich das Recht vor, jederzeit die Bestellung der Hauptzahlstelle, Hauptwandlungsstelle, Zahlstelle in Luxemburg oder Wandlungsstelle in Luxemburg zu ändern oder zu beenden. Die Emittentin wird zu jedem Zeitpunkt eine Zahlstelle und eine Wandlungsstelle mit bezeichneter Geschäftsstelle in Luxemburg unterhalten. Eine Änderung, Abberufung, Bestellung oder ein sonstiger Wechsel wird nur wirksam (außer im Falle der Insolvenz einer Verwaltungsstelle, in dem eine solche Änderung sofort wirksam wird), sofern die Gläubiger hierüber gemäß § 12 vorab unter Einhaltung einer Frist von mindestens 30 und nicht mehr als 45 Tagen informiert wurden.

(2) Changes. The Issuer reserves the right at any time to vary or terminate the appointment of the Principal Paying Agent, Principal Conversion Agent, Paying Agent in Luxembourg or Conversion Agent in Luxembourg. The Issuer shall at all times maintain a Paying Agent and a Conversion Agent with a specified office located in Luxembourg. Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency of any such Agent, when it shall be of immediate effect) after not less than 30 nor more than 45 days’ prior notice thereof shall have been given to the Holders in accordance with § 12.

(3) Rechtsverhältnis. Die Hauptzahlstelle, Hauptwandlungsstelle, Zahlstelle in Luxemburg und Wandlungsstelle in Luxemburg und Berechnungsstelle handeln ausschließlich als Beauftragte der Emittentin und übernehmen keinerlei Verpflichtungen gegenüber den Gläubigern, und es wird kein Auftrags- oder Treuhandverhältnis zwischen ihnen und den Gläubigern begründet. Die Hauptzahlstelle, Hauptwandlungsstelle, Zahlstelle in Luxemburg und Wandlungsstelle in Luxemburg und Berechnungsstelle sind von den Beschränkungen des § 181 BGB befreit.

(3) Relationship. The Principal Paying Agent, Principal Conversion Agent, Paying Agent in Luxembourg, Conversion Agent in Luxembourg and Calculation Agent act solely as agents of the Issuer and do not have any obligations towards or relationship of agency or trust to any Holder. The Principal Paying Agent, Principal Conversion Agent, Paying Agent in Luxembourg, Conversion Agent in Luxembourg and Calculation Agent shall be exempted from the restrictions of § 181 of the German Civil Code.

§ 12 Bekanntmachungen	§ 12 Notices

(1) Allgemeines. Alle Bekanntmachungen, die die Schuldverschreibungen betreffen, werden wie nachstehend veröffentlicht: (a) (solange die Schuldverschreibungen an der Luxemburger Wertpapierbörse notiert sind und die Regularien dieser Börse dies verlangen) entweder in einer führenden Tageszeitung mit allgemeiner Verbreitung in Luxemburg (voraussichtlich in d’Wort) oder auf der Internet-Seite der Luxemburger Börse unter

(1) General. All notices regarding the Bonds shall be published as follows: (a) (so long as the Bonds are listed on the Luxembourg Stock Exchange and the rules of that exchange so require) either in a leading daily newspaper having general circulation in Luxembourg (which is expected to be the d’Wort) or on the website of the Luxembourg Stock Exchange on www.bourse.lu; and (b) in a leading daily newspaper printed in the English language and of general

www.bourse.lu; und (b) in einer englischsprachigen führenden Tageszeitung mit allgemeiner Verbreitung in London (voraussichtlich in der Financial Times). Für das Datum und die Rechtswirksamkeit sämtlicher Bekanntmachungen ist die erste Veröffentlichung maßgeblich.

circulation in London (which is expected to be the Financial Times). Any notice will become effective for all purposes on the date of the first such publication.

(2) Bekanntmachungen über das Clearingsystem. Die Emittentin wird zusätzlich alle die Schuldverschreibungen betreffenden Mitteilungen an das Clearingsystem zur Weiterleitung an die Gläubiger übermitteln. Jede derartige Mitteilung gilt am siebten Tag nach dem Tag der Mitteilung an das Clearing System als den Gläubigern mitgeteilt.

(2) Notices via the Clearing System. In addition the Issuer shall deliver all notices concerning the Bonds to the Clearing System for communication by the Clearing System to the Holders. Any such notice shall be deemed to have been given to the Holders on the seventh day after the day on which the said notice was given to the Clearing System.

(3) Bekanntmachungen über elektronische Kommunikationssysteme. Die Emittentin wird zusätzlich alle die Schuldverschreibungen betreffenden Mitteilungen über eines oder mehrere elektronische Kommunikationssysteme bekanntmachen. Die Bekanntmachungen werden voraussichtlich jeweils auf Bloomberg und Reuters erscheinen.

(3) Notices via Electronic Communication Systems. In addition the Issuer shall publish all notices concerning the Bonds by way of one or more electronic communication systems. It is expected that such notices will be communicated through the electronic communication systems of Bloomberg and Reuters.

§ 13 Darlehensvertrag; Sicherungsabtretung	§ 13 Loan Agreement; Security Assignment

(1)                                  Darlehensvertrag. Die Emittentin zahlt aufgrund eines zwischen der Emittentin als Darlehensgeberin und der Garantin als Darlehensnehmerin abgeschlossenen Darlehensvertrages mit Datum vom 6. April 2006 (der “Darlehensvertrag”) den Erlös aus dem Verkauf der Schuldverschreibungen sowie den Erlös aus dem Verkauf etwaiger zusätzlicher, gemäß § 15 begebener Schuldverschreibungen an die Garantin als Darlehen (das “Darlehen”) aus.

(1) Loan Agreement. The Issuer, pursuant to a loan agreement dated 6 April 2006 (the “Loan Agreement’’) between the Issuer as lender and the Guarantor as borrower, disburses the proceeds from the sale of the Bonds as well as the proceeds from the sale of any additional Bonds issued by the Issuer in accordance with § 15 by way of loan (the “Loan”) to the Guarantor.

Das Darlehen begründet unbesicherte und nachrangige Verbindlichkeiten der Garantin, die im Falle der Liquidation, der Auflösung, oder der Insolvenz der Garantin oder eines Vergleichs oder eines anderen, der Abwendung der Insolvenz der Garantin dienenden Verfahrens nachrangig sind gegenüber allen anderen bestehenden und zukünftigen nicht nachrangigen und nachrangigen Verbindlichkeiten der Garantin (mit Ausnahme von Verbindlichkeiten aus Bestehenden Gleichrangigen Wertpapieren, die mit den Verbindlichkeiten der Garantin aus dem Darlehen im gleichen Rang stehen),

The obligations of the Guarantor under the Loan constitute unsecured and subordinated obligations of the Guarantor which in the event of the liquidation, dissolution, insolvency, composition or other proceedings for the avoidance of insolvency of the Guarantor rank junior to all present and future unsubordinated and subordinated obligations of the Guarantor, (save for obligations of the Guarantor under Existing Parity Securities which rank pari passu with the obligations of the Guarantor under the Loan Agreement), except as otherwise required by mandatory statutory law, so that in any such event no soweit zwingende gesetzliche Bestimmungen nichts anderes vorschreiben, so dass Zahlungen in Bezug auf das Darlehen erst dann erfolgen, wenn die Ansprüche aller nicht nachrangigen und nachrangigen Gläubiger der Garantin (mit Ausnahme von Inhabern von Bestehenden Gleichrangigen Wertpapieren, die mit der Emittentin aus dem Darlehensvertrag im gleichen Rang stehen) vollständig befriedigt sind. Die Garantin ist nicht berechtigt, Forderungen gegenüber der Emittentin gegen Verpflichtungen aus dem Darlehen aufzurechnen. Die Emittentin ist nicht berechtigt, Forderungen gegenüber der Garantin gegen Verpflichtungen aus dem Darlehen aufzurechnen. Für die Rechte der Emittentin aus dem Darlehen ist dieser keine Sicherheit durch die Garantin oder durch Dritte gestellt; eine solche Sicherheit wird auch zu keinem Zeitpunkt gestellt werden.

amounts shall be payable in respect of the Loan until the claims of all unsubordinated and subordinated creditors of the Guarantor (save for holders of Existing Parity Securities which rank pari passu with the Issuer under the Loan Agreement) shall have first been satisfied in full. The Issuer may not set-off any claims arising under the Loan against any claims that the Guarantor may have against it. The Guarantor may not set-off any claims it may have against the Issuer against any of its obligations under the Loan. No security is, or shall at any time be, provided by the Guarantor or any other person securing rights of the Holders under the Loan.

Die vorstehend geregelte Nachrangigkeit des Darlehens ist auflösend bedingt durch die Wandlung und endet mit Ablauf des Tages, der dem Tag der Wandlung unmittelbar vorausgeht, mit Wirkung ab dem Tag der Ausgabe der Schuldverschreibungen. Die Nachrangigkeit darf die Ausübung des Wandlungsrechts bzw. eine in den Anleihebedingungen vorgesehene Pflichtwandlung auf der Grundlage des § 194 Abs. 1 S. 2 AktG nicht beeinträchtigen.

The subordination of the Loan as specified above shall be subject to the condition subsequent (auflösende Bedingung) of the exercise of the conversion and terminate, with respect of the converted Bonds, with effect as of the date of issue of the Bonds at the end of the day immediately preceding the relevant date of conversion. The exercise of the Conversion Right or a mandatory conversion pursuant to the Terms and Conditions, respectively, in accordance with § 194(1) sentence 2 of the German Stock Corporation Act (Aktiengesetz) shall not be affected by the subordination.

Die Fälligkeiten von Zahlungen auf das Darlehen entsprechen den Fälligkeiten von Zahlungen auf die Schuldverschreibungen; der Nennbetrag des Darlehens ermäßigt sich in Höhe des Zugehörigen Darlehensanspruchs, wenn die Schuldverschreibungen zurückgezahlt oder wirksam gewandelt werden.

The due dates for payments under the Loan correspond to the due dates of the Bonds; the principal amount of the Loan will be reduced in an amount equal to the Appertaining Claim if the Bonds are validly converted.

Die Emittentin und die Garantin haben sich in dem Darlehensvertrag verpflichtet (vorbehaltlich der nachfolgenden Sätze), die Bestimmungen des Darlehensvertrages nicht zu ändern oder aufzuheben und alles zu unterlassen, was die Rechte der Anleihegläubiger aus der Sicherungsabtretung gemäß § 13(2) beeinträchtigen könnte. Eine Änderung oder Aufhebung des Darlehensvertrages wird nur erfolgen, wenn die Rechte der Anleihegläubiger dadurch nicht beeinträchtigt werden.

The Issuer and the Guarantor have agreed in the Loan Agreement (subject to the following sentences) not to amend or terminate any provisions of the Loan Agreement and to refrain from anything which could impair the rights of the Holders under the security assignment pursuant to § 13(2). Any amendment or termination shall only be made if the rights of the Holders are not impaired thereby.

(2) Sicherungsabtretung.		(2) Security Assignment

(a)                       Gemäß den Bestimmungen des Darlehensvertrages hat die Emittentin ihre Ansprüche gegen die Garantin aus dem Darlehensvertrag auf Zahlung von Kapital in Höhe sämtlicher Zugehöriger Darlehensansprüche an die für Rechnung der Gläubiger handelnde Citibank, N.A. als Sicherheit für die Ansprüche auf Zahlung von Kapital aus den Schuldverschreibungen abgetreten. Bei der Abtretung entfällt auf jede Schuldverschreibung ein Teilbetrag aus dem Darlehen (je ein “Zugehöriger Darlehensanspruch”), der sich nach folgender Formel bestimmt:

(a)                       In accordance with the provisions of the Loan Agreement, the Issuer has assigned the claims against the Guarantor for payment of principal under the Loan in an amount equal to the aggregate Appertaining Claims to Citibank, N.A. acting on account of the Holders for the purpose of securing the claims of the Holders with respect to the Principal Amount of the Bonds. Upon such assignment, a partial amount of the Loan (each an “Appertaining Claim”) will be attributable to each Bond, such partial amount being determined in accordance with the following formula:

Zugehöriger Darlehensanspruch =	Gesamtnennbetrag des Darlehens	Appertaining Claim =	Aggregate principal amount of the Loan
	Anzahl der Schuldverschreibungen		Number of Bonds

Die Citibank, N.A. nimmt die Abtretung für Rechnung der Gläubiger an.		Citibank, N.A. shall be authorised to accept such assignment with effect for the Holders.

(b)                       Der Zugehörige Darlehensanspruch, der sich auf eine Schuldverschreibung bezieht, ist mit der jeweiligen Schuldverschreibung untrennbar verbunden. Mit jeder Übertragung einer Schuldverschreibung gehen auch die Rechte des Gläubigers bezüglich des Zugehörigen Darlehensanspruchs über, ohne dass es dafür einer ausdrücklichen rechtsgeschäftlichen Erklärung bedarf. Jede gesonderte Verfügung über den Zugehörigen Darlehensanspruch, insbesondere jede gesonderte Abtretung, Verpfändung oder sonstige Belastung, ist nichtig. Bei Ausübung des Wandlungsrechts durch Lieferung der Schuldverschreibungen geht der Zugehörige Darlehensanspruch auf die Garantin über und erlischt damit.

(b)                       The Appertaining Claim related to each Bond is undetachable from the relevant Bond. Any transfer of a Bond results in the transfer of the rights of the Holder in relation to the Appertaining Claim without any explicit declaration of transfer being required. Any separate disposal, in particular any separate assignment, pledge or other encumbrance of the Appertaining Claim shall be void. In the event of the conversion of the Bond the Appertaining Claim shall pass to the Guarantor and expire therewith.

§ 14 Verjährung		§ 14 Prescription

(1) Kapital. Die in § 801 Absatz 1 Satz 1 BGB bestimmte Vorlegungsfrist wird für die Schuldverschreibungen in Bezug auf etwaiges Kapital auf zehn Jahre verkürzt.		(1) Principal. The term for presentation of the Bonds with respect to principal (if any) as laid down in § 801(1) sentence 1 of the German Civil Code is reduced to ten years.

(2) Zinsen. Die Vorlegungsfrist für die		(2) Interest. The term for presentation of the

Schuldverschreibungen in Bezug auf Zinsen beträgt fünf Jahre und beginnt mit dem Datum, an dem die jeweilige Zinszahlung erstmals fällig und zahlbar wird.	Bonds with respect to interest shall be five years after the date on which payment thereof first becomes due and payable.

§ 15 Begebung weiterer Schuldverschreibungen	§ 15 Issue of Additional Bonds

Die Emittentin behält sich vor, von Zeit zu Zeit ohne Zustimmung der Gläubiger weitere Schuldverschreibungen mit gleicher Ausstattung in der Weise zu begeben, dass sie mit diesen Schuldverschreibungen zusammengefasst werden, eine einheitliche Emission mit ihnen bilden und ihren Gesamtnennbetrag erhöhen. Der Begriff “Schuldverschreibungen” umfasst im Falle einer solchen Erhöhung auch solche zusätzlich begebenen Schuldverschreibungen.

The Issuer reserves the right from time to time without the consent of the Holders to issue additional Bonds with identical terms, so that the same shall be consolidated, form a single issue with and increase the aggregate principal amount of these Bonds. The term “Bonds” shall, in the event of such increase, also comprise such additionally issued Bonds.

§ 16 Verschiedenes	§ 16 Miscellaneous

(1) Anwendbares Recht. Form und Inhalt der Schuldverschreibungen sowie sämtliche sich aus diesen Anleihebedingungen ergebenden Rechte und Pflichten der Gläubiger und der Emittentin und der Garantin bestimmen sich in jeder Hinsicht nach deutschem Recht.

(1) Governing Law. The Bonds, with regard to both form and content, as well as all rights and obligations arising from these Terms and Conditions for the Holders and the Issuer and the Guarantor shall in all respects be governed by, and construed in accordance with, German law.

(2) Gerichtsstand. Nicht ausschließlich zuständig für sämtliche im Zusammenhang mit den Schuldverschreibungen entstehenden Klagen oder sonstige Verfahren (“Rechtsstreitigkeiten”) ist das Landgericht Frankfurt am Main.

(2) Place of Jurisdiction. The District Court (Landgericht) in Frankfurt am Main shall have nonexclusive jurisdiction for any action or other legal proceedings (“Proceedings”) arising out of or in connection with the Bonds.

(3) Ernennung eines Zustellungsbevollmächtigten. Für etwaige Rechtsstreitigkeiten vor deutschen Gerichten bestellt die Emittentin die Bayer AG, Corporate Center, Gebäude Q26, 51368 Leverkusen, Bundesrepublik Deutschland zu ihrer Zustellungsbevollmächtigten in Deutschland.

(3) Appointment of Authorised Agent. For any legal disputes or other proceedings before German courts, the Issuer appoints Bayer AG, Corporate Center, Building Q26, 51368 Leverkusen, Federal Republic of Germany as its authorised agent for service of process in Germany.

(4) Gerichtliche Geltendmachung. Jeder Gläubiger von Schuldverschreibungen ist berechtigt, in jedem Rechtsstreit gegen die Emittentin oder in jedem Rechtsstreit, in dem der Gläubiger und die Emittentin Partei sind, seine Rechte aus diesen Schuldverschreibungen im eigenen Namen auf der folgenden Grundlage wahrzunehmen oder geltend zu machen:

(4) Enforcement. Any Holder may in any proceeding against the Issuer, or to which such Holder and the Issuer are parties, protect and enforce in his own name his rights arising under such Bonds on the basis of:

(a)                       er bringt eine Bescheinigung der Depotbank (wie nachstehend definiert) bei, bei der er für die Schuldverschreibungen ein Wertpapierdepot unterhält, welche (i) den vollständigen Namen und die vollständige Adresse des Gläubigers enthält, (ii) den Gesamtnennbetrag der Schuldverschreibungen bezeichnet, die unter dem Datum der Bestätigung auf dem Wertpapierdepot verbucht sind und (iii) bestätigt, dass die Depotbank gegenüber dem Clearing System eine schriftliche Erklärung abgegeben hat, die die vorstehend unter (i) und (ii) bezeichneten Informationen enthält; und

(a)                        a statement issued by the Custodian (as defined below) with whom such Holder maintains a securities account in respect of the Bonds (i) stating the full name and address of the Holder, (ii) specifying the aggregate principal amount of Bonds credited to such securities account on the date of such statement and (iii) confirming that the Custodian has given written notice to the Clearing System containing the information pursuant to (i) and (ii); and

(b)                       er legt eine Kopie der die betreffenden Schuldverschreibungen verbriefenden Globalurkunde vor, deren Übereinstimmung mit dem Original eine vertretungsberechtigte Person des Clearing Systems oder des Verwahrers des Clearing Systems bestätigt hat, ohne dass eine Vorlage der Originalbelege oder der die Schuldverschreibungen verbriefenden Globalurkunde in einem solchen Verfahren erforderlich wäre. Für die Zwecke des Vorstehenden bezeichnet “Depotbank” jede Bank oder ein sonstiges anerkanntes Finanzinstitut, das berechtigt ist, das Wertpapierverwahrungsgeschäft zu betreiben und bei der/dem der Gläubiger ein Wertpapierdepot für die Schuldverschreibungen unterhält, einschließlich des Clearing Systems.

(b)                       a copy of the Bond in global form certified as being a true copy by a duly authorized officer of the Clearing System or a depository of the Clearing System, without the need for production in such proceedings of the actual records or the global Bond representing the Bonds. For purposes of the foregoing, “Custodian” means any bank or other financial institution of recognised standing authorized to engage in securities custody business with which the Holder maintains a securities account in respect of the Bonds and includes the Clearing System.

Unbeschadet des Vorstehenden kann jeder Gläubiger seine Rechte aus den Schuldverschreibungen auch auf jede andere Weise schützen oder geltend machen, die im Land des Rechtsstreits prozessual zulässig ist.

Each Holder may, without prejudice to the foregoing, protect and enforce his rights under these Bonds also in any other way which is admitted in the country of the Proceedings.

§ 17 Sprache	§ 17 Language

Diese Anleihebedingungen sind in deutscher Sprache abgefasst und mit einer Übersetzung in die englische Sprache versehen. Der deutsche Wortlaut ist allein rechtsverbindlich. Die englische Übersetzung dient nur der Information.

These Terms and Conditions are written in the German language and provided with an English language translation. The German version shall be the only legally binding version. The English translation is for convenience only.

GUARANTEE

The German version of the Guarantee is the only legally binding version. The English translation is for convenience only.

NACHRANGIGE GARANTIE	SUBORDINATED GUARANTEE

der	of

Bayer AG (Leverkusen, Bundesrepublik Deutschland) (die „Garantin”)	Bayer AG (Leverkusen, Federal Republic of Germany) (the “Guarantor”)

zugunsten der Gläubiger der € 2.300.000.000 6,625% Garantierten Nachrangigen Pflichtwandelschuldverschreibungen der Bayer Capital Corporation B.V. fällig 2009 mit Wandlung in Inhaber-Stückaktien der Garantin (die „Schuldverschreibungen”), eingeteilt in untereinander gleichberechtigte, auf den Inhaber lautende Schuldverschreibungen im Nennbetrag von je € 50.000, die von der

for the benefit of the Holders of the € 2,300,000,000 6.625% Guaranteed Subordinated Mandatory Convertible Bonds due 2009 of Bayer Capital Corporation B.V., convertible into no par value bearer shares of the Guarantor (the “Bonds”), divided into bonds in bearer form with a nominal amount of € 50,000 each, which rank pari passu among themselves, issued by

Bayer Capital Corporation B.V. (einer mit beschränkter Haftung nach dem Recht der Niederlande errichteten Gesellschaft) (die „Emittentin”)	Bayer Capital Corporation B.V. (incorporated as a limited liability company under the laws of The Netherlands) (the “Issuer”)

begeben worden sind, ISIN DE000A0GQN60.	ISIN DE000A0GQN60.

VORBEMERKUNG:	WHEREAS:

(A)                    Die Garantin möchte die ordnungsgemäße Zahlung von allen Beträgen, die nach Maßgabe der Anleihebedingungen (die „Anleihebedingungen”) der von der Emittentin begebenen Schuldverschreibungen zu zahlen sind, auf nachrangiger Basis garantieren.

(A)                    The Guarantor wishes to guarantee on a subordinated basis the due and punctual payment of any amounts payable by the Issuer in accordance with the terms and conditions of the Bonds (the “Terms and Conditions”).

(B)                      Es ist Sinn und Zweck dieser nachrangigen Garantie, sicherzustellen, dass die Gläubiger unter allen tatsächlichen und rechtlichen Umständen und unabhängig von Wirksamkeit und Durchsetzbarkeit der Verpflichtungen der Emittentin und unabhängig von sonstigen Gründen, aufgrund derer die Emittentin ihre Verpflichtungen nicht erfüllt, alle zahlbaren Beträge nach Maßgabe der

(B)                      The intent and purpose of this subordinated Guarantee is to ensure that the Holders under any and all circumstances, whether factual or legal, and irrespective of validity or enforceability of the obligations of the Issuer, or any other reasons on the basis of which the Issuer may fail to fulfil its obligations, receive on the respective due date any and all sums payable in accordance with the Terms and

Anleihebedingungen erhalten.	Conditions.

ES WIRD FOLGENDES VEREINBART:	IT IS AGREED AS FOLLOWS:

(1) Garantie	(1) Guarantee

(a)                       Die Garantin übernimmt gegenüber jedem Gläubiger (jeweils ein „Gläubiger”) der Schuldverschreibungen (wobei dieser Begriff die Globalurkunde, welche die Schuldverschreibungen verbrieft, einschließt), die unbedingte und unwiderrufliche nachrangige Garantie für die ordnungsgemäße und pünktliche Zahlung bei Fälligkeit von allen Beträgen, die gemäß den Anleihebedingungen von der Emittentin zahlbar sind.

(a)                        The Guarantor unconditionally and irrevocably guarantees on a subordinated basis to each holder (each a “Holder”) of each Bond (which expression shall include the Global Bond representing the Bonds), the due and punctual payment of any amounts which may be expressed to be payable by the Issuer, as and when the same shall become due in accordance with the Terms and Conditions.

(b)                       Die Garantie begründet unbesicherte und nachrangige Verbindlichkeiten der Garantin, die im Falle der Liquidation, der Auflösung, oder der Insolvenz der Garantin oder eines Vergleichs oder eines anderen, der Abwendung der Insolvenz der Garantin dienenden Verfahrens nachrangig sind gegenüber allen anderen bestehenden und zukünftigen nicht nachrangigen und nachrangigen Verbindlichkeiten der Garantin (mit Ausnahme von Verbindlichkeiten aus Bestehenden Gleichrangigen Wertpapieren, die mit den Verbindlichkeiten der Garantin aus der Garantie im gleichen Rang stehen), soweit zwingende gesetzliche Bestimmungen nichts anderes vorschreiben, so dass Zahlungen in Bezug auf die Garantie erst dann erfolgen, wenn die Ansprüche aller nicht nachrangigen und nachrangigen Gläubiger der Garantin (mit Ausnahme von Inhabern von Bestehenden Gleichrangigen Wertpapieren, die mit den Gläubigern aus der Garantie im gleichen Rang stehen) vollständig befriedigt sind. Kein Gläubiger ist berechtigt, Forderungen aus der Garantie gegen Forderungen der Garantin gegen ihn aufzurechnen. Die Garantin ist nicht berechtigt, Forderungen gegenüber Gläubigern gegen Verpflichtungen aus der Garantie aufzurechnen. Für die Rechte der Gläubiger aus der Garantie ist diesen keine Sicherheit

(b)                       The obligations of the Guarantor under this Guarantee constitute unsecured and subordinated obligations of the Guarantor which in the event of the liquidation, dissolution, insolvency, composition or other proceedings for the avoidance of insolvency of the Guarantor rank junior to all present and future unsubordinated and subordinated obligations of the Guarantor (save for obligations of the Guarantor under Existing Parity Securities which rank pari passu with the obligations of the Guarantor under the Guarantee), except as otherwise required by mandatory statutory law, so that in any such event no amounts shall be payable in respect of the Guarantee until the claims of all unsubordinated and subordinated creditors of the Guarantor (save for holders of Existing Parity Securities which rank pari passu with the Holders under the Guarantee) shall have first been satisfied in full. No Holder may set-off any claims arising under the Guarantee against any claims that the Guarantor may have against it. The Guarantor may not set-off any claims it may have against the Holders against any of its obligations under the Guarantee. No security is, or shall at any time be, provided by the Guarantor or any other person securing rights of the Holders under the Guarantee. “Existing Parity Securities”

durch die Garantin oder durch Dritte gestellt; eine solche Sicherheit wird auch zu keinem Zeitpunkt gestellt werden. „Bestehende Gleichrangige Wertpapiere” bezeichnet die „€ 1.300.000.000 Subordinated Fixed to Floating Rate Callable Bonds fällig 2105” der Garantin (ISIN XS0225369403).

means the Guarantor’s € 1,300,000,000 Subordinated Fixed to Floating Rate Callable Bonds due 2105 (ISIN XS0225369403).

(c)                        Die Verpflichtungen der Garantin aus dieser Garantie (i) sind selbständig und unabhängig von den Verpflichtungen der Emittentin aus den Schuldverschreibungen, (ii) bestehen unabhängig von der Rechtmäßigkeit, Gültigkeit, Verbindlichkeit oder Durchsetzbarkeit der Schuldverschreibungen und (iii) werden nicht durch Ereignisse, Bedingungen oder Umstände tatsächlicher oder rechtlicher Art berührt, außer durch die vollständige, endgültige und unwiderrufliche Erfüllung sämtlicher in den Schuldverschreibungen eingegangenen Zahlungsverpflichtungen.

(c)                       The obligations of the Guarantor under this guarantee (i) shall be separate and independent from the obligations of the Issuer under the Bonds, (ii) shall exist irrespective of the legality, validity and binding effect or enforceability of the Bond, and (iii) shall not be affected by any event, condition or circumstance of whatever nature, whether factual or legal, save the full, definitive and irrevocable satisfaction of any and all payment obligations expressed to be assumed under the Bonds.

(d)                       Im Falle einer Ersetzung der Emittentin durch eine Nachfolgeschuldnerin gemäß § 10 der Anleihebedingungen erstreckt sich diese nachrangige Garantie auf sämtliche von der Nachfolgeschuldnerin gemäß den Anleihebedingungen zahlbaren Beträge. Dies gilt auch dann, wenn die Nachfolgeschuldnerin die Verpflichtungen aus den Schuldverschreibungen unmittelbar von der Garantin übernommen hat.

(d)                       In the event of a substitution of the Issuer by a Substitute Debtor pursuant to § 10 of the Terms and Conditions, this subordinated Guarantee shall extend to any and all amounts payable by the Substitute Debtor pursuant to the Terms and Conditions. The foregoing shall also apply if the Substitute Debtor shall have assumed the obligations arising under the Bonds directly from the Guarantor.

(2)                                  Diese Garantie und alle darin enthaltenen Vereinbarungen stellen einen Vertrag zugunsten der Gläubiger als begünstigte Dritte gemäß § 328 Absatz 1 BGB dar. Sie begründen das Recht eines jeden Gläubigers, die Erfüllung der hierin eingegangenen Verpflichtungen unmittelbar von der Garantin zu fordern und diese Verpflichtungen unmittelbar gegenüber der Garantin durchzusetzen.

(2)                                  This Guarantee and all undertakings contained herein constitute a contract for the benefit of the Holders from time to time as third party beneficiaries pursuant to § 328 (1) of the German Civil Code (Bürgerliches Gesetzbuch - BGB)(1) They give rise to the right of each such Holder to require performance of the obligations undertaken herein directly from the Guarantor, and to enforce such obligations directly against the Guarantor.

(3) Weder die Citigroup Global Markets Limited noch die Credit Suisse Securities (Europe) Limited handelt als Treuhänder oder in einer	(3) Neither Citigroup Global Markets Limited nor Credit Suisse Securities (Europe) Limited nor act in a fiduciary or in any other similar capacity

(1)          In English language translation §328(1) of the German Civil Code reads as follows: “A contract may stipulate performance for the benefit of a third party, to the effect that the third party acquires the right directly to demand performance.”

ähnlichen Eigenschaft für die Gläubiger.	for the Holders.

(4) Die in dieser Garantie verwendeten und nicht anders definierten Begriffe haben die ihnen in den Anleihebedingungen zugewiesene Bedeutung.	(4) Terms used in this Guarantee and not otherwise defined herein shall have the meaning attributed to them in the Terms and Conditions.

(5) Diese Garantie unterliegt deutschem Recht.	(5) This Guarantee shall be governed by, and construed in accordance with, German law.

(6)                                  Diese Garantie ist in deutscher Sprache abgefasst und mit einer Übersetzung in die englische Sprache versehen. Der deutsche Fassung der Garantie ist allein rechtsverbindlich. Die englische Übersetzung dient nur der Information.

(6)                                  This Guarantee is written in the German language and provided with an English language translation. The German version of the Guarantee is the only legally binding version. The English translation is for convenience only.

(7)                                  Citigroup Global Markets Limited und Credit Suisse Securities (Europe) Limited verpflichten sich, das Original dieser Garantie bis zur Erfüllung sämtlicher Verpflichtungen aus den Schuldverschreibungen und dieser Garantie zu verwahren.

(7)                                  Citigroup Global Markets Limited and Credit Suisse Securities (Europe) Limited agree to hold the original copy of this Guarantee in custody until all obligations under the Bonds and the Guarantee have been fulfilled.

(8) Erfüllungsort ist Leverkusen.	(8) Place of performance shall be Leverkusen.

(9) Nicht ausschließlich zuständig für sämtliche im Zusammenhang mit der Garantie entstehenden Klagen oder sonstige Verfahren ist das Landgericht Frankfurt am Main.	(9) The District Court (Landgericht) in Frankfurt am Main shall have non-exclusive jurisdiction for any action or other legal proceedings arising out of or in connection with the Guarantee.

(10)                            Jeder Gläubiger kann in jedem Rechtsstreit gegen die Garantin und in jedem Rechtsstreit, in dem er und die Garantin Partei sind, seine Rechte aus dieser Garantie auf der Grundlage einer von einer vertretungsberechtigten Person der Hauptzahlstelle beglaubigten Kopie dieses Vertrages ohne Vorlage des Originals im eigenen Namen wahrnehmen und durchsetzen.

(10)                            On the basis of a copy of this Guarantee certified as being a true copy by a duly authorized officer of the Principal Paying Agent, each Holder may protect and enforce in its own name its rights arising under this Guarantee in any legal proceedings against the Guarantor or to which such Holder and the Guarantor are parties, without the need for presentation of this Guarantee in such proceedings.

Leverkusen, 6. April 2006	Leverkusen, 6 April 2006

Bayer AG	Bayer AG

Durch:	By:

Wir nehmen die Bedingungen der vorstehenden Garantie im Namen der Gläubiger ohne Obligo, Gewährleistung oder Haftung an.	We accept the terms of the above Guarantee on behalf of the Holders without recourse, warranty or liability.

London, 6. April 2006	London, 6 April 2006

Citigroup Global Markets Limited	Citigroup Global Markets Limited

Durch:	By:

Credit Suisse Securities (Europe) Limited	Credit Suisse Securities (Europe) Limited

Durch:	By:

UNDERTAKING TO DELIVER SHARES

The German version of the Undertaking is the only legally binding version. The English translation is for convenience only.

VERPFLICHTUNGSERKLÄRUNG (die „Verpflichtungserklärung”)	UNDERTAKING (the “Undertaking”)

der	of

Bayer AG (Leverkusen, Bundesrepublik Deutschland)	Bayer AG (Leverkusen, Federal Republic of Germany)

an die Citigroup Global Markets Limited und die Credit Suisse Securities (Europe) Limited zugunsten der Gläubiger der € 2.300.000.000 6.625% Garantierten Nachrangigen Pflichtwandelschuldverschreibungen der Bayer Capital Corporation B.V. fällig 2009 mit Wandlung in Inhaber-Stückaktien der Bayer AG (die „Schuldverschreibungen”), eingeteilt in untereinander gleichberechtigte, auf den Inhaber lautende Schuldverschreibungen im Nennbetrag von je € 50.000, die von der

to Citigroup Global Markets Limited and Credit Suisse Securities (Europe) Limited for the benefit of the Holders of the € 2,300,000,000 6.625% Guaranteed Subordinated Mandatory Convertible Bonds due 2009 of Bayer Capital Corporation B.V., convertible into ordinary no par value bearer shares of Bayer AG (the “Bonds”), divided into bonds in bearer form with a nominal amount of € 50,000 each, which rank pari passu among themselves, issued by

Bayer Capital Corporation B.V. (Mijdrecht, einer mit beschränkter Haftung nach dem Recht der Niederlande errichteten Gesellschaft) (die „Emittentin”)	Bayer Capital Corporation B.V. (Mijdrecht, incorporated as a limited liability company under the laws of The Netherlands) (the “Issuer”)

begeben worden sind, ISIN DE000A0GQN60.	ISIN DE000A0GQN60.

(1)                                  Die in dieser Verpflichtungserklärung verwendeten Begriffe haben die ihnen in den Anleihebedingungen oder dem Darlehensvertrag zugewiesene Bedeutung, soweit sie in dieser Verpflichtungserklärung nicht anderweitig definiert sind.

(1)                                  Terms used in this Undertaking and not otherwise defined herein shall have the meaning attributed to them in the Terms and Conditions or the Loan Agreement, unless they are otherwise defined in this Undertaking.

(2) Allgemeines	(2) General

(a)                       Bayer Capital Corporation B.V. (die „Emittentin”), hat aufgrund eines zwischen ihr als Darlehensgeberin und der Bayer AG als Darlehensnehmerin abgeschlossenen Darlehensvertrages mit Datum vom 6. April 2006 (der „Darlehensvertrag”) den Erlös aus dem Verkauf ihrer Schuldverschreibungen an die Bayer AG als Darlehen ausgezahlt (das „Darlehen”).

(a)                        Bayer Capital Corporation B.V. (the “Issuer”), pursuant to a loan agreement dated 6 April 2006 (the “Loan Agreement”) between the Issuer as lender and Bayer AG as borrower, disburses to Bayer AG the proceeds from the sale of its Bonds by way of loan (the “Loan”).

Die Fälligkeiten von Zahlungen aus dem Darlehen entsprechen den Fälligkeiten von Zahlungen auf die Schuldverschreibungen.	The due dates for payments under the Loan correspond to the due dates for payments under the Bonds.

Im Falle der Rückzahlung von Schuldverschreibungen gemäß § 9 der Bedingungen der Schuldverschreibungen (die „Anleihebedingungen”) ist das Darlehen entsprechend in Höhe des Zugehörigen Darlehensanspruchs zur Rückzahlung fällig.

In the event of a redemption of Bonds pursuant to § 9 of the Terms and Conditions of the Bonds (the “Terms and Conditions”), the Loan is likewise subject to repayment in an amount equal to the respective Appertaining Claims.

Ferner ermäßigt sich der Betrag des Darlehens in Höhe des Zugehörigen Darlehensanspruchs bei wirksamer Ausübung des Wandlungsrechts bzw. bei einer in den Anleihebedingungen vorgesehenen Pflichtwandlung durch Übertragung von Schuldverschreibungen gemäß § 6(6) der Anleihebedingungen.

In addition, the amount of the Loan will be reduced by an amount equal to the Appertaining Claim if the Conversion Right is validly exercised or in the case of a mandatory conversion pursuant to the Terms and Conditions, respectively, by delivery of Bonds pursuant to § 6(6) of the Terms and Conditions.

(b)                       Gemäß den Bestimmungen des Abtretungsvertrages vom 6. April 2006 hat die Emittentin die Ansprüche aus dem Darlehensvertrag gegen die Bayer AG auf Zahlung von Kapital in Höhe sämtlicher Zugehöriger Darlehensansprüche (§ 13(2)(a) der Anleihebedingungen) an die Citibank, N.A. für Rechnung der Gläubiger als Sicherheit für die Ansprüche auf Zahlung von Kapital aus den Schuldverschreibungen abgetreten. Bei der Abtretung entfällt auf jede Schuldverschreibung ein Teilbetrag aus dem Darlehen, der dem Zugehörigen Darlehensanspruch entspricht. Hinsichtlich jeder Schuldverschreibung erfolgt die Sicherungsabtretung auflösend bedingt durch die Rückzahlung der Schuldverschreibung mit Zugehörigem Darlehensanspruch ohne Wandlung.

(b)                       In accordance with the provisions of the Assignment Agreement, dated 6 April 2006, the Issuer has assigned the claims against Bayer AG for payment of principal under the Loan Agreement in an amount equal to the aggregate Appertaining Claims (§ 13(2)(a) of the Terms and Conditions) to Citibank, N.A. acting on account of the Holders for purposes of securing the claims for payment of principal of the Bonds. Upon such transfer, a partial amount of the Loan equal to the Appertaining Claim will be attributable to each Bond. In respect of each Bond, such transfer for security purposes will be subject to the condition subsequent (auflösende Bedingung) of the redemption of the Bond with Appertaining Claim without conversion.

(c)                        Der Zugehörige Darlehensanspruch, der sich auf eine Schuldverschreibung bezieht, ist mit der jeweiligen Schuldverschreibung untrennbar verbunden. Mit der Übertragung einer Schuldverschreibung gehen auch die Rechte des Gläubigers bezüglich des Zugehörigen Darlehensanspruches über, ohne dass es dafür einer ausdrücklichen rechtsgeschäftlichen Erklärung bedarf. Jede gesonderte Verfügung

(c)                        The Appertaining Claim related to each Bond is undetachable from the relevant Bond. Any transfer of a Bond results in the transfer of the rights of the Holder in relation to the Appertaining Claim without any explicit declaration of transfer being required. Any separate disposal, in particular any separate assignment, pledge or other encumbrance of the Appertaining Claim shall be void. In the

über den Zugehörigen Darlehensanspruch, insbesondere jede gesonderte Abtretung, Verpfändung oder sonstige Belastung ist nichtig. Bei Ausübung des Wandlungsrechts bzw. im Falle einer in den Anleihebedingungen vorgesehenen Pflichtwandlung geht der Zugehörige Darlehensanspruch auf die Bayer AG über und erlischt damit.

event of the exercise of the Conversion Right or a mandatory conversion pursuant to the Terms and Conditions, respectively, the Appertaining Claim shall pass to Bayer AG and expire therewith.

(3) Verpflichtungserklärung	(3) Undertaking

(a)                        Die Bayer AG gewährt hiermit unwiderruflich jedem Gläubiger das Recht, gemäß § 6(4), § 6(5) und § 6(6)(b) der Anleihebedingungen jederzeit während des Ausübungszeitraums eine Schuldverschreibung mit Zugehörigem Darlehensanspruch ganz, nicht jedoch teilweise, in Aktien, die durch die Bayer AG ausgegeben und geliefert werden, zu wandeln. Die Bayer AG verpflichtet sich, gegebenenfalls Ausgleichsbeträge für Bruchteile von Aktien gemäß § 6(4), § 6(5) und § 6(6)(b) der Anleihebedingungen zu zahlen.

(a)                        Bayer AG hereby irrevocably grants to each Holder the right to convert, in accordance with § 6(4), § 6(5) and § 6(6)(b) of the Terms and Conditions, at any time during the Conversion Period each Bond together with the Appertaining Claim in whole, but not in part, into Shares, to be issued and delivered by Bayer AG. Bayer AG undertakes to pay compensation for Fractions pursuant to § 6(4), § 6(5) and § 6(6)(b) of the Terms and Conditions, if any.

Die Bayer AG verpflichtet sich hiermit unwiderruflich, im Falle einer Pflichtwandlung gemäß § 6(1), § 6(2) oder § 6(3) der Anleihebedingungen die bei der Pflichtwandlung nach Maßgabe der Anleihebedingungen zu liefernde Anzahl von Aktien an die Gläubiger auszugeben und zu liefern; in diesem Fall zahlt die Garantin zudem sämtliche etwaigen Verkehrsteuern oder sonstigen vergleichbaren Abgaben, die im Zusammenhang mit der Pflichtwandlung oder der Lieferung der Aktien durch die Hauptwandlungsstelle anfallen. Die Bayer AG verpflichtet sich, gegebenenfalls Ausgleichsbeträge für Bruchteile von Aktien gemäß § 6(1), § 6(2) oder § 6(3) und § 6(6)(a) der Anleihebedingungen zu zahlen.

Bayer AG hereby irrevocably undertakes that in the event of a mandatory conversion (§ 6(1), § 6(2) or § 6(3) of the Terms and Conditions it will issue and deliver to the Holders such number of Shares to be delivered in accordance with the Terms and Conditions; in this case the Guarantor will pay all transfer taxes and similar duties, if any, which may be imposed in connection with the mandatory conversion or the delivery of the Shares by the Principal Conversion Agent. Bayer AG undertakes to pay compensation for Fractions pursuant to § 6(1), § 6(2) or § 6(3) and § 6(6)(a) of the Terms and Conditions, if any.

(b)                       Diese Verpflichtungserklärung begründet (vorbehaltlich Ziffer 4(c)) unmittelbare, nicht dinglich besicherte und nicht nachrangige Verbindlichkeiten der Bayer AG und steht im gleichen Rang mit allen anderen gegenwärtigen und zukünftigen nicht dinglich besicherten Verbindlichkeiten der Bayer AG, soweit nicht zwingende gesetzliche Bestimmungen etwas anderes vorschreiben.

(b)                       This Undertaking constitutes (subject to Clause 4(c)) direct, unsecured and unsubordinated obligations of Bayer AG and ranks pari passu with all other present and future unsecured obligations of Bayer AG, except as otherwise provided by mandatory rules of law.

(4) Unmöglichkeit der Lieferung von Aktien	(4) Inability to deliver Shares

(a)                        Sofern die Bayer AG aus Rechtsgründen daran gehindert oder es ihr aus sonstigen Gründen nicht möglich ist, die Aktien bei Wandlung der Schuldverschreibungen zu liefern, werden die Rechte der Gläubiger ihre Schuldverschreibungenin gemäß Ziffer 3 in Aktien zu wandeln, für die Dauer dieser Hinderungsgründe ausgesetzt. Sonstige Ansprüche oder Rechte der Gläubiger aufgrund der Anleihebedingungen oder der Garantie bleiben hiervon unberührt.

(a)                        Should Bayer AG become legally barred from delivering or otherwise be unable to deliver Shares upon conversion of Bonds, the rights and claims that the Holders would otherwise have against Bayer AG to convert their Bonds into Shares pursuant to Clause 3 shall be suspended for the duration of such inability. This shall not affect any other rights of the Holders pursuant to the Terms and Conditions or the Guarantee.

(b)                       Im Falle einer Insolvenz, Liquidation oder sonstigen Abwlicklung der Bayer AG in Sinne des § 9(1) der Anleihebedingungen, infolge derer die Bayer AG nicht in der Lage ist, den Gläubigern Aktien zu liefern, werden die Rechte jedes Gläubigers einer Schuldverschreibung auf Lieferung von Aktien gemäß Ziffer 3 durch eine Geldforderung gegen die Bayer AG in Höhe des Nennbetrages der vom Gläubiger gehaltenen Schuldverschreibung ersetzt.

(b)                       Should Bayer AG become insolvent or be liquidated or otherwise be wound up within the meaning of § 9(1) of the Terms and Conditions and Bayer AG as a result thereof be unable to deliver Shares to the Holders, the claims of each Holder of each Bond against Bayer AG pursuant to Clause 3 for the delivery of Shares shall be converted into a monetary claim against Bayer AG equal to the Principal Amount of the Bond held by the Holder.

(c)                        Die Zahlungspflichten der Bayer AG gemäß Ziffer 4(b) sind unbesicherte und nachrangige Verbindlichkeiten der Bayer AG, die im Falle der Liquidation, der Auflösung, oder der Insolvenz der Bayer AG oder eines Vergleichs oder eines anderen, der Abwendung der Insolvenz der Bayer AG dienenden Verfahrens nachrangig sind gegenüber allen anderen bestehenden und zukünftigen nicht nachrangigen und nachrangigen Verbindlichkeiten der Bayer AG (mit Ausnahme von Verbindlichkeiten aus der

(c)                        The payment obligations of Bayer AG under Clause 4(b) constitute unsecured and subordinated obligations of Bayer AG which in the event of the liquidation, dissolution, insolvency, composition or other proceedings for the avoidance of insolvency of Bayer AG rank junior to all present and future unsubordinated and subordinated obligations of Bayer AG (save for obligations of Bayer AG under the Guarantee and Existing Parity Securities which rank pari passu with the obligations of Bayer AG under Clause 4(b)),

Garantie sowie Bestehenden Gleichrangigen Wertpapieren, die mit den Verbindlichkeiten der Bayer AG aus Ziffer 4(b) im gleichen Rang stehen), soweit zwingende gesetzliche Bestimmungen nichts anderes vorschreiben, so dass Zahlungen gemäß Ziffer 4(b) erst dann erfolgen, wenn die Ansprüche aller nicht nachrangigen und solcher nachrangigen Gläubiger der Bayer AG (mit Ausnahme von Inhabern von Bestehenden Gleichrangigen Wertpapieren, die mit den Verbindlichkeiten der Bayer AG aus Ziffer 4(b) im gleichen Rang stehen) vollständig befriedigt sind. Kein Gläubiger ist berechtigt, Forderungen aus Ziffer 4(b) gegen Forderungen der Bayer AG gegen ihn aufzurechnen. Die Bayer AG ist nicht berechtigt, Forderungen gegenüber Gläubigern gegen Verpflichtungen aus Ziffer 4(b) aufzurechnen. Für die Rechte der Gläubiger aus Ziffer 4(b) ist diesen keine Sicherheit durch die Bayer AG oder durch Dritte gestellt; eine solche Sicherheit wird auch zu keinem Zeitpunkt gestellt werden. „Bestehende Gleichrangige Wertpapiere” bezeichnet die „€ 1.300.000.000 Subordinated Fixed to Floating Rate Callable Bonds fällig 2105” der Bayer AG (ISIN XS0225369403).

except as otherwise required by mandatory statutory law, so that in any such event no amounts shall be payable in respect of Clause 4(b) until the claims of all unsubordinated and such subordinated creditors of Bayer AG (save for holders of Existing Parity Securities which rank pari passu with the obligations of Bayer AG under Clause 4(b)) shall have first been satisfied in full. No Holder may set-off any claims arising under Clause 4(b) against any claims that Bayer AG may have against it. Bayer AG may not set-off any claims it may have against the Holders against any of its obligations under Clause 4(b). No security is, or shall at any time be, provided by Bayer AG or any other person securing rights of the Holders under Clause 4(b). “Existing Parity Securities” means Bayer AG’s € 1,300,000,000 Subordinated Fixed to Floating Rate Callable Bonds due 2105 (ISIN XS0225369403).

(5)                                  Diese Verpflichtungserklärung und alle darin enthaltenen Vereinbarungen stellen einen Vertrag zugunsten der Gläubiger als begünstigte Dritte gemäß § 328 Absatz 1 BGB dar. Sie begründen das Recht eines jeden Gläubigers, die Erfüllung der hierin eingegangenen Verpflichtungen unmittelbar von der Bayer AG zu fordern und diese Verpflichtungen unmittelbar gegenüber der Bayer AG durchzusetzen.

(5)                                  This Undertaking and all undertakings contained herein constitute a contract for the benefit of the Holders from time to time as third party beneficiaries pursuant to § 328(1) of the German Civil Code (Bürgerliches Gesetzbuch - BGB)(1). They give rise to the right of each such Holder to require performance of the obligations undertaken herein directly from Bayer AG, and to enforce such obligations directly against Bayer AG.

(6) Weder die Citigroup Global Markets Limited noch die Credit Suisse Securities (Europe) Limited handelt als Treuhänder oder in einer ähnlichen Eigenschaft für die Gläubiger.	(6) Neither Citigroup Global Markets Limited nor Credit Suisse Securities (Europe) Limited nor act in a fiduciary or in any other similar capacity for the Holders.

(7) Diese Verpflichtungserklärung unterliegt deutschem Recht.	(7) This Undertaking shall be governed by, and construed in accordance with, German law.

(8) Diese Verpflichtungserklärung ist in	(8) This Undertaking is written in the

(1)          In English language translation §328(1) of the German Civil Code reads as follows: “A contract may stipulate performance for the benefit of a third party, to the effect that the third party acquires the right directly to demand performance.”

deutscher Sprache abgefasst und mit einer Übersetzung in die englische Sprache versehen. Der deutsche Fassung der Verpflichtungserklärung ist allein rechtsverbindlich. Die englische Übersetzung dient nur der Information.

German language and provided with an English language translation. The German version of the Undertaking is the only legally binding version. The English translation is for convenience only.

(9)                                  Citigroup Global Markets Limited und Credit Suisse Securities (Europe) Limited verpflichten sich, das Original dieser Verpflichtungserklärung bis zur Erfüllung sämtlicher Verpflichtungen aus den Schuldverschreibungen und dieser Verpflichtungserklärung zu verwahren.

(9)                                  Citigroup Global Markets Limited and Credit Suisse Securities (Europe) Limited agree to hold the original copy of this Undertaking in custody until all obligations under the Bonds and the Undertaking have been fulfilled.

(10) Erfüllungsort ist Leverkusen.	(10) Place of performance shall be Leverkusen.

(11) Nicht ausschließlich zuständig für sämtliche im Zusammenhang mit der Verpflichtungserklärung entstehenden Klagen oder sonstige Verfahren ist das Landgericht Frankfurt am Main.	(11) The District Court (Landgericht) in Frankfurt am Main shall have nonexclusive jurisdiction for any action or other legal proceedings arising out of or in connection with the Undertaking.

(12)                            Jeder Gläubiger kann in jedem Rechtsstreit gegen die Bayer AG und in jedem Rechtsstreit, in dem er und die Bayer AG Partei sind, seine Rechte aus dieser Verpflichtungserklärung auf der Grundlage einer von einer vertretungsberechtigten Person der Hauptzahlstelle beglaubigten Kopie dieses Vertrages ohne Vorlage des Originals im eigenen Namen wahrnehmen und durchsetzen.

(12)                            On the basis of a copy of this Undertaking certified as being a true copy by a duly authorized officer of the Principal Paying Agent, each Holder may protect and enforce in its own name its rights arising under this Undertaking in any legal proceedings against Bayer AG or to which such Holder and Bayer AG are parties, without the need for presentation of this Undertaking in such proceedings.

Leverkusen, 6. April 2006	Leverkusen, 6 April 2006

Bayer AG	Bayer AG

Durch:	By:

Wir nehmen die Bedingungen der vorstehenden Verpflichtungserklärung im Namen der Gläubiger ohne Obligo, Gewährleistung oder Haftung an.	We accept the terms of the above Undertaking on behalf of the Holders without recourse, warranty or liability.

London, 6. April 2006	London, 6 April 2006

Citigroup Global Markets Limited	Citigroup Global Markets Limited

Durch:	By:

Credit Suisse Securities (Europe) Limited	Credit Suisse Securities (Europe) Limited

Durch:	By:

LOAN AGREEMENT(1)

The German version of the Loan Agreement is the only legally binding version. The English translation is for convenience only.

DARLEHENSVERTRAG (der „Vertrag”)	LOAN AGREEMENT (the “Agreement”)

zwischen	between

Bayer Capital Corporation B.V. (Mijdrecht, Niederlande, einer mit beschränkter Haftung nach dem Recht der Niederlande errichteten Gesellschaft) (die „Darlehensgeberin” oder „Emittentin”)	Bayer Capital Corporation B.V. (Mijdrecht, The Netherlands, incorporated as a limited liability company under the laws of The Netherlands) (the “Lender” or “Issuer”).

und	and

Bayer AG (Leverkusen, Bundesrepublik Deutschland) (die „Darlehensnehmerin” oder „Garantin”)	Bayer AG (Leverkusen, Federal Republic of Germany) (the “Borrower” or “Guarantor”)

PRÄAMBEL:	WHEREAS:

(A)                    Die Bayer Capital Corporation B.V. als Emittentin, Bayer AG als Garantin auf der einen Seite und die Citigroup Global Markets Limited und die Credit Suisse Securities (Europe) Limited (die „Joint Lead Manager”) auf der anderen Seite haben am 29. März 2006 einen Übernahmevertrag (wie von Zeit zu Zeit geändert, ergänzt oder neugefasst, der „Übernahmevertrag”) abgeschlossen, wonach sich die Emittentin verpflichtet hat, Garantierte Nachrangige Pflichtwandelschuldverschreibungen fällig 2009, ISIN DE000A0GQN60 (die „Schuldverschreibungen”), mit Wandlung in Inhaber-Stückaktien der Bayer AG (die „Aktien”) auszugeben und an die Joint Lead Manager zu verkaufen. Die Joint Lead Manager haben die in dem Übernahmevertrag vorgesehene Mehrzuteilungsoption am 30. März 2006 vollständig ausgeübt. Die

(A)                    Bayer Capital Corporation B.V. as Issuer, Bayer AG as Guarantor on the one hand and Citigroup Global Markets Limited and Credit Suisse Securities (Europe) Limited (the “Joint Lead Managers”) on the other hand have entered into a subscription agreement, dated 29 March 2006 (as amended, supplemented or restated from time to time, the “Subscription Agreement”) pursuant to which the Issuer has undertaken to issue and sell to the Joint Lead Managers its Guaranteed Subordinated Convertible Bonds due 2009, ISIN DE000A0GQN60 (the “Bonds”), convertible into no par value bearer shares of Bayer AG (the “Shares”). The Joint Lead Managers exercised the over-allotment option in full in accordance with the Subscription Agreement on 30 March 2006. Thus, the Bonds are issued and subscribed by the Joint Lead Manager on 6 April 2006, or such other date as the parties to

(1)          Exhibit 1 (Terms and Conditions) and Exhibit 2 (Assignment Agreement) are not included since they are included elsewhere in this Prospectus.

Schuldverschreibungen haben damit einen Gesamtnennbetrag von € 2.300.000.000, und werden am 6. April 2006 oder einem anderen zwischen den Parteien des Übernahmevertrages vereinbarten Termin (der „Ausgabetag”) begeben.

the Subscription Agreement may agree (the “Issue Date”), in an aggregate principal amount of € 2,300,000,000.

(B)                      Die Emittentin leitet den gemäß dem Übernahmevertrag zu zahlenden und erhaltenen Emissionserlös aus den gemäß Präambel (A) begebenen Schuldverschreibungen (der „Emissionserlös”) ohne Abzüge darlehensweise weiter an die Bayer AG.

(B)                      The Issuer will pass on to Bayer AG the proceeds from the issue of the Bonds pursuant to Recital (A) (the “Proceeds”), as they are payable and received in accordance with the Subscription Agreement, without any deductions by way of loan.

(C)                      Die Anleihebedingungen der Schuldverschreibungen (die „Anleihebedingungen”) sehen vor, dass die Ansprüche der Gläubiger aus den Schuldverschreibungen auf Zahlung des Kapitals durch die Ansprüche der Emittentin gegen die Bayer AG aus dem Darlehen auf Zahlung des Kapitals dieses Darlehens in Höhe sämtlicher Zugehöriger Darlehensansprüche (§ 13(2)(a) der Anleihebedingungen) besichert werden.

(C)                      The Terms and Conditions of the Bonds (the “Terms and Conditions”) provide that the claims of the Holders for the payment of principal under the Bonds are to be secured by the claims of the Issuer against Bayer AG under the Loan for payment of principal of the Loan in an amount equal to the aggregate Appertaining Claims (§ 13(2)(a) of the Terms and Conditions).

(D) Die Anleihebedingungen sind als Anlage 1 beigefügt.	(D) The Terms and Conditions are attached as Exhibit 1.

Die Parteien vereinbaren folgendes:	It is agreed as follows:

§ 1 Definitionen	§ 1 Definitions

In diesem Vertrag haben Begriffe, die in den Anleihebedingungen definiert sind, die gleiche Bedeutung wie in den Anleihebedingungen, soweit sich nicht aus dem Zusammenhang etwas anderes ergibt.	In this Agreement terms defined in the Terms and Conditions shall have the same meaning herein, unless otherwise required by the context.

§ 2 Das Darlehen	§ 2 The Loan

(1) Die Darlehensgeberin gewährt der Bayer AG vorbehaltlich der Auszahlung des Emissionserlöses an die Darlehensgeberin am Ausgabetag ein Darlehen (das „Darlehen”) im Nennbetrag von	(1) Subject to disbursement to the Lender of the issue proceeds on the Issue Date, the Lender grants to Bayer AG a loan (the “Loan”) in the principal amount of

€ 2.300.000.000 (Euro zwei Milliarden dreihundert Millionen) (der „Darlehensnennbetrag”).	€ 2,300,000,000 (euro two billion three hundred million) (the “Loan Principal Amount”).

(2)                                  Die Darlehensgeberin zahlt das Darlehen an dem Ausgabetag an die Bayer AG aus, indem die Emittentin den Emissionserlös nach Erhalt von den Joint Lead Managern unverzüglich ohne Abzüge auf ein von der Bayer AG bestimmtes Konto der Bayer AG auszahlt.

(2)                                  The Lender shall disburse the Loan to Bayer AG on the Issue Date by the Issuer’s immediate on-payment without deduction of the Proceeds received from Joint Lead Managers to an account of Bayer AG specified by Bayer AG.

(3)                                  Das Darlehen begründet unbesicherte und nachrangige Verbindlichkeiten der Darlehensnehmerin, die im Falle der Liquidation, der Auflösung, oder der Insolvenz der Darlehensnehmerin oder eines Vergleichs oder eines anderen, der Abwendung der Insolvenz der Darlehensnehmerin dienenden Verfahrens nachrangig sind gegenüber allen anderen bestehenden und zukünftigen nicht nachrangigen und nachrangigen Verbindlichkeiten der Darlehensnehmerin (mit Ausnahme von Verbindlichkeiten aus Bestehenden Gleichrangigen Wertpapieren, die mit den Verbindlichkeiten der Darlehensnehmerin aus dem Darlehen im gleichen Rang stehen), soweit zwingende gesetzliche Bestimmungen nichts anderes vorschreiben, so dass Zahlungen in Bezug auf das Darlehen erst dann erfolgen, wenn die Ansprüche aller nicht nachrangigen und nachrangigen Gläubiger der Darlehensnehmerin (mit Ausnahme von Inhabern von Bestehenden Gleichrangigen Wertpapieren, die mit der Darlehensgeberin aus dem Darlehensvertrag im gleichen Rang stehen) vollständig befriedigt sind. Die Darlehensgeberin ist nicht berechtigt, Forderungen gegenüber der Darlehensnehmerin gegen Verpflichtungen aus dem Darlehen aufzurechnen. Die Darlehensnehmerin ist nicht berechtigt, Forderungen gegenüber der Darlehensgeberin gegen Verpflichtungen aus dem Darlehen aufzurechnen. Für die Rechte der Darlehensgeberin aus dem Darlehen ist dieser keine Sicherheit durch die Darlehensnehmerin oder durch Dritte gestellt; eine solche Sicherheit wird auch zu keinem Zeitpunkt gestellt werden.

(3)                                  The obligations of the Borrower under the Loan constitute unsecured and subordinated obligations of the Borrower which in the event of the liquidation, dissolution, insolvency, composition or other proceedings for the avoidance of insolvency of the Borrower rank junior to all present and future unsubordinated and subordinated obligations of the Borrower, (save for obligations of the Borrower under Existing Parity Securities which rank pari passu with the obligations of the Borrower under the Loan Agreement), except as otherwise required by mandatory statutory law, so that in any such event no amounts shall be payable in respect of the Loan until the claims of all unsubordinated and subordinated creditors of the Borrower (save for holders of Existing Parity Securities which rank pari passu with the Lender under this Loan Agreement) shall have first been satisfied in full. The Lender may not set-off any claims arising under the Loan against any claims that the Borrower may have against it. The Borrower may not set-off any claims it may have against the Lender against any of its obligations under the Loan. No security is, or shall at any time be, provided by the Borrower or any other person securing rights of the Lender under the Loan.

Die vorstehend geregelte Nachrangigkeit des Darlehens ist auflösend bedingt durch die Wandlung und endet mit Ablauf des Tages, der dem Tag der Wandlung unmittelbar vorausgeht, mit Wirkung ab dem Ausgabetag der Schuldverschreibungen. Die

The subordination of the Loan as specified above shall be subject to the condition subsequent (auflösende Bedingung) of the exercise of the conversion and terminate, with respect of the Bonds, at the end of the day immediately preceding the

Nachrangigkeit darf die Ausübung des Wandlungsrechts bzw. eine in den Anleihebedingungen vorgesehene Pflichtwandlung auf der Grundlage des § 194 Abs. 1 S. 2 AktG nicht beeinträchtigen.

relevant date of conversion with effect as of the Issue Date. The exercise of the conversion right or a mandatory conversion pursuant to the Terms and Conditions, respectively, in accordance with § 194(1) sentence 2 of the German Stock Corporation Act (Aktiengesetz) shall not be affected by the subordination.

§ 3 Sicherungsabtretung	§ 3 Security Assignment

(1)                                  Mit Wirkung zum Ausgabetag wird die Darlehensgeberin die Ansprüche gemäß § 4(2) dieses Vertrages auf Zahlung des Kapitals des Darlehens in Höhe sämtlicher Zugehörigen Darlehensansprüche (§ 13(2)(a) der Anleihebedingungen) an die für Rechnung der Gläubiger handelnde Citibank, N.A. in Übereinstimmung mit dem als Anlage 2 beigefügten Abtretungsvertrag als Sicherheit für die Ansprüche auf Zahlung von Kapital aus den Schuldverschreibungen abtreten. Bei der Abtretung entfällt auf jede Schuldverschreibung ein Teilbetrag aus dem Darlehen, der dem Zugehörigen Darlehensanspruch entspricht.

(1)                                  With effect as of the Issue Date, the Lender shall assign the claims under § 4(2) of this Agreement for payment of principal of the Loan in an amount equal to the aggregate Appertaining Claims (§ 13(2)(a) of the Terms and Conditions) to Citibank, N.A. acting on account of the Holders as security for the claims for the payment of principal under the Bonds in accordance with the assignment agreement attached hereto as Exhibit 2. Upon assignment, a partial amount of the Loan equal to the Appertaining Claim shall be attributable to each Bond.

(2)                                  Der Zugehörige Darlehensanspruch, der sich auf eine Schuldverschreibung bezieht, ist mit der jeweiligen Schuldverschreibung untrennbar verbunden. Mit jeder Übertragung einer Schuldverschreibung gehen auch die Rechte des Gläubigers bezüglich des Zugehörigen Darlehensanspruchs über, ohne dass es dafür einer besonderen rechtsgeschäftlichen Erklärung bedarf. Jede gesonderte Verfügung über den Zugehörigen Darlehensanspruch, insbesondere jede gesonderte Abtretung, Verpfändung oder sonstige Belastung des Zugehörigen Darlehensanspruchs, ist nichtig. Bei Ausübung des Wandlungsrechts bzw. im Falle einer in den Anleihebedingungen vorgesehenen Pflichtwandlung geht der Zugehörige Darlehensanspruch mit der Lieferung der Schuldverschreibungen auf die Darlehensnehmerin über und erlischt damit.

(2)                                  The Appertaining Claim related to each Bond is undetachable from the relevant Bond. Any transfer of a Bond results in the transfer of the rights of the Holder in relation to the Appertaining Claim without any explicit declaration of transfer being required. Any separate disposal, in particular any separate assignment, pledge or other encumbrance of the Appertaining Claim shall be void. In the event of the exercise of the Conversion Right or any mandatory conversion, respectively, by delivering Bonds the Appertaining Claim shall pass to the Borrower and expire therewith.

(3) Sämtliche weiteren Zahlungsansprüche aus diesem Vertrag, insbesondere die Ansprüche auf Zahlung von Zinsen, verbleiben bei der Darlehensgeberin und werden nicht abgetreten.	(3) All further claims for payment under this Agreement, in particular the claims for payment of interest, shall remain with the Lender and are not assigned.

(4)                                  Die Darlehensnehmerin wird die ihr nach § 6(6) der Anleihebedingungen übertragenen Schuldverschreibungen unverzüglich auf die Darlehensgeberin übertragen und Ansprüche aus den so übertragenen Schuldverschreibungen nicht geltend machen. Die Darlehensgeberin wird die Schuldverschreibungen entwerten.

(4)                                  The Borrower will transfer Bonds transferred to it pursuant to § 6(6) of the Terms and Conditions to the Lender without undue delay and will not exercise any rights in relation to such Bonds. The Lender will cancel such Bonds.

§ 4 Zinsen; Rückzahlungen; Konfusion	§ 4 Interest; Repayments; Discharge

(1)                                  Der Darlehensnennbetrag (§ 2(1)) wird mit einem gesondert festzulegenden jährlichen Zinssatz verzinst. An jedem Tag, an dem die Zahlung von Zinsen auf die Schuldverschreibungen fällig wird, wird ein Betrag, der mindestens diesen Zinsen entspricht, als Zinsen auf das Darlehen fällig. Falls die Fälligkeit von Zahlungen auf die Schuldverschreibungen gemäß § 4(3) der Anleihebedingungen hinausgeschoben wird, wird die Fälligkeit von Zahlungen auf das Darlehen in gleicher Weise hinausgeschoben. Sofern Zinsen für einen Zeitraum von weniger als einem Jahr zu berechnen sind, erfolgt die Berechnung auf der Grundlage der tatsächlichen Anzahl der in diesem Zeitraum verstrichenen Tage dividiert durch die tatsächliche Anzahl von Tagen (365 oder 366) im jeweiligen Jahr.

(1)                                  The Loan Principal Amount (§ 2(1)) shall bear interest at a rate per annum to be separately agreed. On each date on which payment of any interest in respect of the Bonds becomes due an amount equal to at least such interest amount shall be due as interest on the Loan. In case the due date for payments on the Bonds has been extended pursuant to § 4(3) of the Terms and Conditions, the due date of the payments on the Loan shall be extended accordingly. If interest is required to be calculated for a period of less than a full year, such interest shall be calculated on the basis of the actual number of days elapsed in such period divided by the actual number of days (365 or 366) in the respective year.

(2) An dem Tag, an dem Kapital auf die Schuldverschreibungen gemäß § 9 der Anleihebedingungen fällig ist, ist das Darlehen in Höhe der Zugehörigen Darlehensansprüche zur Rückzahlung fällig.

(2)                                  On each date on which principal in respect of the Bonds is due and payable pursuant to § 9 of the Terms and Conditions, the Loan shall be due for repayment in an amount equal to the respective Appertaining Claims.

(3)                                  Falls und sobald die nach diesem Darlehensvertrag zahlbaren Ansprüche durch die Gläubiger im Wege der Abtretung im Zusammenhang mit der Ausübung des Wandlungsrechts bzw. der in den Anleihebedingungen vorgesehenen Pflichtwandlung auf die Darlehensnehmerin übertragen werden, erlöschen im Umfang dieser Übertragung sämtliche Rechte und Ansprüche aus diesem Darlehensvertrag. Diese Rechtslage tritt unabhängig davon ein, ob der Darlehensanspruch mit der Lieferung der Aktien an die Darlehensnehmerin tatsächlich übergegangen ist.

(3)                                  If and when the claims payable under this Loan Agreement are transferred by Holders by way of assignment to the Borrower in connection with the exercise of the Conversion Right or in connection with the mandatory conversion pursuant to the Terms and Conditions, respectively, all rights and claims under this Loan Agreement shall expire to the extent of such transfer. This shall apply irrespectively whether the Appertaining Claim has in fact been transferred to the Borrower in connection with the delivery of the Shares.

(4) Zahlungen unter dem Darlehen erfolgen in der Währung, in der die entsprechenden Zahlungen unter den Schuldverschreibungen geleistet	(4) Payments under the Loan shall be made in the currency in which the corresponding

werden.	payments under the Bonds are effected.

§ 5 Steuern	§ 5 Taxes

Alle Zahlungen in Bezug auf das Darlehen erfolgen ohne Einbehalt oder Abzug für oder wegen gegenwärtiger oder zukünftiger Steuern, Abgaben oder behördlichen Gebühren gleich welcher Art, es sei denn, die Darlehensnehmerin ist kraft Gesetzes verpflichtet, solche gegenwärtigen oder zukünftigen Steuern, Abgaben oder behördlichen Gebühren gleich welcher Art von den Zahlungen in Bezug auf das Darlehen abzuziehen oder einzubehalten. In diesem Fall leistet die Darlehensnehmerin die entsprechenden Zahlungen nach einem solchen Einbehalt oder Abzug und zahlt die einbehaltenen oder abgezogenen Beträge an die zuständigen Behörden. Die Darlehensnehmerin ist nicht verpflichtet, wegen eines solchen Einbehalts oder Abzugs an die Darlehensgeberin irgendwelche zusätzlichen Beträge zu zahlen. Die Parteien sind darüber einig, dass etwaige Einbehalte oder Abzüge auf Kapital des Darlehens gemäß Satz (1) nicht den Darlehensnennbetrag reduzieren.

All payments in respect of the Loan will be made without withholding or deduction for, or on account of, any present or future taxes, duties or charges of whatsoever nature unless the Borrower is required by applicable law to make any such payment in respect of the Loan subject to any withholding or deduction for, or on account of, any present or future taxes, duties or charges of whatsoever nature. In that event the Borrower shall make such payment after such withholding or deduction has been made and shall account to the relevant authorities for the amount so required to be withheld or deducted. The Borrower will not be obliged to make any additional payments to the Lender in respect of such withholding or deduction. The parties agree that any withholdings or deductions on principal of the Loan pursuant to sentence (1) shall not reduce the Loan Principal Amount.

§ 6 Änderung oder Aufhebung dieses Vertrages	§ 6 Amendment or Termination of this Agreement

Die Emittentin und die Bayer AG verpflichten sich (vorbehaltlich der nachfolgenden Sätze), die Bestimmungen dieses Vertrages nicht zu ändern oder aufzuheben und alles zu unterlassen, was die Rechte der Gläubiger aus der Sicherungsabtretung (§ 3) oder sonstige Rechte der Gläubiger beeinträchtigen könnte. Eine Änderung oder Aufhebung dieses Vertrages wird nur in Schriftform (einschließlich Änderungen dieser Bestimmung) und nur dann erfolgen, wenn die Rechte der Gläubiger dadurch nicht beeinträchtigt werden.

The Issuer and Bayer AG undertake (subject to the following sentences) not to amend or terminate any provisions of this Agreement and to refrain from anything that could impair the rights of the Holders under the security assignment (§ 3) or otherwise. An amendment or termination of this Agreement shall only be made in writing (including with respect to this Clause) and effected if the rights of the Holders are not impaired thereby.

§ 7 Sonstiges	§ 7 Miscellaneous

(1) Dieser Vertrag und sämtliche Rechte und Pflichten aus diesem Vertrag unterliegen dem Recht der Bundesrepublik Deutschland.	(1) This Agreement and all rights and obligations deriving therefrom shall be governed by the laws of the Federal Republic of Germany.

(2) Erfüllungsort ist Leverkusen.	(2) Place of performance shall be Leverkusen.

(3) Nicht ausschließlich zuständig für	(3) The District Court (Landgericht) in

sämtliche im Zusammenhang mit Darlehen entstehenden Klagen oder sonstige Verfahren ist das Landgericht Frankfurt am Main.	Frankfurt am Main shall have nonexclusive jurisdiction for any action or other legal proceedings arising out of or in connection with the Loan.

(4)                                  Sollte eine Bestimmung dieses Vertrages ganz oder teilweise unwirksam sein oder werden, so bleiben die übrigen Bestimmungen wirksam. Die unwirksame Bestimmung gilt als durch eine wirksame Bestimmung ersetzt, die dem wirtschaftlichen Zweck der unwirksamen Bestimmung soweit wie rechtlich möglich Rechnung trägt.

(4)                                  Should any provision of this Agreement be or become void in whole or in part, the other provisions shall remain in force. The void provision shall be deemed substituted by a valid provision which accomplishes as far as legally possible the economic purpose of the void provision.

(5) Die deutsche Fassung dieses Darlehensvertrages ist allein rechtsverbindlich. Die englische Übersetzung dient nur der Information.	(5) The German version of this Loan Agreement shall be the only legally binding version. The English translation is for convenience only.

Mijdrecht,	Mijdrecht,

6. April 2006	6 April 2006

Bayer Capital Corporation B.V.	Bayer Capital Corporation B.V.

Durch:	By:

Leverkusen, 6. April 2006 Bayer AG Durch:	Leverkusen, 6 April 2006 Bayer AG By:

ASSIGNMENT AGREEMENT

The German version of the Loan Agreement is the only legally binding version. The English translation is for convenience only.

ABTRETUNGSVERTRAG (der „Vertrag”)	ASSIGNMENT AGREEMENT (the “Agreement”)

zwischen	between

Bayer Capital Corporation B.V. (Mijdrecht, Niederlande, einer mit beschränkter Haftung nach dem Recht der Niederlande errichteten Gesellschaft)	Bayer Capital Corporation B.V. (Mijdrecht, The Netherlands, incorporated as a limited liability company under the laws of The Netherlands)

und	and

Citibank, N.A. (London, Vereinigtes Königreich)	Citibank, N.A. (London, United Kingdom)

und	and

Bayer AG (Leverkusen, Bundesrepublik Deutschland)	Bayer AG (Leverkusen, Federal Republic of Germany)

(1)                                  Bayer Capital Corporation B.V. (die „Emittentin”), hat aufgrund eines zwischen ihr als Darlehensgeberin und der Bayer AG (die „Garantin”) als Darlehensnehmerin abgeschlossenen Darlehensvertrages mit Datum vom 6. April 2006 (der „Darlehensvertrag”) den Erlös aus dem Verkauf ihrer Garantierten Nachrangigen Pflichtwandelschuldverschreibungen fällig 2009 mit Wandlung in Inhaber-Stückaktien der Garantin (die „Schuldverschreibungen”) an die Bayer AG als Darlehen ausgezahlt (das „Darlehen”).

(1)                                  Bayer Capital Corporation B.V. (the “Issuer”), pursuant to a loan agreement dated 6 April 2006 (the “Loan Agreement”) between the Issuer as lender and Bayer AG (the “Guarantor”) as borrower, has disbursed to Bayer AG the proceeds from the sale of its Guaranteed Subordinated Mandatory Convertible Bonds due 2009 convertible into no par value bearer shares of the Guarantor by way of loan (the “Loan”).

Die Fälligkeiten von Zahlungen aus dem Darlehen entsprechen den Fälligkeiten von Zahlungen auf die Schuldverschreibungen.	The due dates for payments under the Loan correspond to the due dates for payments under the Bonds.

Im Falle der Rückzahlung von Schuldverschreibungen gemäß § 9 der Bedingungen der Schuldverschreibungen (die „Anleihebedingungen”) ist das Darlehen entsprechend in Höhe des jeweiligen Zugehörigen Darlehensanspruchs (Ziffer 2) zur Rückzahlung fällig.

In the event of a redemption of Bonds pursuant to § 9 of the Terms and Conditions of the Bonds (the “Terms and Conditions”), the Loan is likewise subject to repayment in an amount equal to the respective Appertaining Claims (Clause 2).

Ferner ermäßigt sich der Betrag des Darlehens in	In addition, the amount of the Loan will be reduced in

Höhe des Zugehörigen Darlehensanspruchs bei wirksamer Ausübung des Wandlungsrechts bzw. bei einer in den Anleihebedingungen vorgesehene Pflichtwandlung durch Übertragung von Schuldverschreibungen gemäß § 6(6) der Anleihebedingungen.

an amount equal to the Appertaining Claim if the Conversion Right is validly exercised or in the case of a mandatory conversion pursuant to the Terms and Conditions, respectively, by delivery of Bonds pursuant to § 6(6) of the Terms and Conditions.

(2)                                  Die Emittentin tritt hiermit ihre Ansprüche gegen die Garantin aus dem Darlehensvertrag auf Zahlung von Kapital in Höhe sämtlicher Zugehöriger Darlehensansprüche an die für Rechnung der Gläubiger handelnde Citibank, N.A. als Sicherheit für die Ansprüche auf Zahlung von Kapital aus den Schuldverschreibungen ab. Bei der Abtretung entfällt auf jede Schuldverschreibung ein Teilbetrag aus dem Darlehen (je ein „Zugehöriger Darlehensanspruch”), der sich nach folgender Formel bestimmt:

(2)                                  The Issuer hereby assigns its claims against the Guarantor for payment of principal under the Loan Agreement in an amount equal to the aggregate Appertaining Claims to Citibank, N.A., acting on account of the Holders for purposes of securing the claims for payment of principal of the Bonds. Upon such transfer, a partial amount of the Loan (each, an “Appertaining Claim”) will be attributable to each Bond, such partial amount being determined in accordance with the following formula:

Zugehöriger Darlehensanspruch =	Gesamtnennbetrag des Darlehens	Appertaining Claim =	Aggregate principal amount of the Loan
	Anzahl der Schuldverschreibungen		Number of Bonds

Hinsichtlich jeder Schuldverschreibung erfolgt die Sicherungsabtretung auflösend bedingt durch die Rückzahlung der Schuldverschreibung mit Zugehörigem Darlehensanspruch ohne Wandlung. Die Hauptzahlstelle ist ermächtigt, die Abtretung für die Gläubiger anzunehmen. Die Erklärung der Abtretung und die Annahme bedürfen nicht der Bekanntmachung.

In respect of each Bond, such assignment for security purposes will be subject to the condition subsequent (auflösende Bedingung) of the redemption of the Bond with Appertaining Claim without conversion. The Principal Paying Agent shall be authorized to accept the assignment on account of the Holders. The declarations of the transfer and its acceptance need not to be published.

(3) Citibank, N.A. nimmt hiermit die Abtretung gemäß Ziffer 2 an.		(3) Citibank, N.A. hereby accepts the assignment pursuant to Clause 2.

(4)                                  Der Zugehörige Darlehensanspruch, der sich auf eine Schuldverschreibung bezieht, ist mit der jeweiligen Schuldverschreibung untrennbar verbunden. Mit jeder Übertragung einer Schuldverschreibung gehen auch die Rechte des Gläubigers bezüglich des Zugehörigen Darlehensanspruchs über, ohne dass es dafür einer ausdrücklichen rechtsgeschäftlichen Erklärung bedarf. Jede gesonderte Verfügung über den Zugehörigen Darlehensanspruch, insbesondere jede gesonderte Abtretung, Verpfändung oder sonstige Belastung, ist nichtig. Bei wirksamer Ausübung des Wandlungsrechts bzw. bei einer in den Anleihebedingungen vorgesehenen Pflichtwandlung durch Übertragung von Schuldverschreibungen geht

(4)                                  The Appertaining Claim related to each Bond is undetachable from the relevant Bond. Any transfer of a Bond results in the transfer of the rights of the Holder in relation to the Appertaining Claim without any explicit declaration of transfer being required. Any separate disposal, in particular any separate assignment, pledge or other encumbrance of the Appertaining Claim shall be void. Upon the valid exercise of the Conversion Right or a mandatory conversion pursuant to the Terms and Conditions, respectively, by delivery of Bonds, the Appertaining Claim shall pass to the Guarantor and expire therewith.

der Zugehörige Darlehensanspruch auf die Garantin über und erlischt damit.

(5) Die in diesem Vertrag verwendeten und nicht anders definierten Begriffe haben die ihnen in den Anleihebedingungen oder dem Darlehensvertrag zugewiesene Bedeutung.	(5) Terms used in this Agreement and not otherwise defined herein shall have the meaning attributed to them in the Terms and Conditions or the Loan Agreement.

(6) Dieser Vertrag und sämtliche Rechte und Pflichten aus diesem Vertrag bestimmen sich nach dem Recht der Bundesrepublik Deutschland.	(6) This Agreement and all rights and obligations deriving therefrom shall be governed by the laws of the Federal Republic of Germany.

(7) Nicht ausschließlich zuständig für sämtliche im Zusammenhang mit Darlehen entstehenden Klagen oder sonstige Verfahren ist das Landgericht Frankfurt am Main.	(7) The District Court (Landgericht) in Frankfurt am Main shall have nonexclusive jurisdiction for any action or other legal proceedings arising out of or in connection with the Loan.

(8)                                  Sollte eine Bestimmung dieses Vertrages ganz oder teilweise unwirksam sein oder werden, so bleiben die übrigen Bestimmungen wirksam. Die unwirksame Bestimmung gilt als durch eine wirksame Bestimmung ersetzt, die dem wirtschaftlichen Zweck der unwirksamen Bestimmung soweit wie rechtlich möglich Rechnung trägt.

(8)                                  Should any provision of this Agreement be or become void in whole or in part, the other provisions shall remain in force. The void provision shall be deemed substituted by a valid provision which accomplishes as far as legally possible the economic purpose of the void provision.

(9) Citibank, N.A. verpflichtet sich, das Original dieses Vertrages bis zur Erfüllung der Verpflichtungen aus den Schuldverschreibungen und diesem Abtretungsvertrag zu verwahren.	(9) Citibank, N.A. undertakes to hold the original of this Agreement in custody until the obligations under the Bonds and this Assignment Agreement are discharged.

(10) Die deutsche Fassung dieses Vertrages ist allein rechtsverbindlich. Die englische Übersetzung dient nur der Information.	(10) The German version of this Agreement shall be the only legally binding version. The English translation is for convenience only.

Mijdrecht, 6. April 2006 Bayer Capital Corporation B.V. Durch:	Mijdrecht, 6 April 2006 Bayer Capital Corporation B.V. By:

Leverkusen, 6. April 2006 Bayer AG Durch:	Leverkusen, 6 April 2006 Bayer AG By:

London, 6. April 2006 Citibank, N.A. Durch:	London, 6 April 2006 Citibank, N.A. By:

USE OF PROCEEDS

The net proceeds of the issue and the sale of the Bonds in the amount of approximately €2,268,000,000 will be available for general corporate purposes and acquisitions.

BAYER AG

Responsibility Statement

The Responsibility Statement is set out on page (i) of this Prospectus.

Statutory Auditors

The independent auditors of Bayer AG are PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (formerly PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungs-gesellschaft), Friedrich-List-Str. 20, 45128 Essen, Germany (“PwC”), member of Wirtschaftsprüferkammer Berlin. PwC have audited the consolidated financial statements of Bayer AG for the fiscal years ended on December 31, 2003, 2004 and 2005, and have, in each case, given their unqualified opinion.

Selected Financial Information

in million €	December 31, 2005	December 31, 2004*	December 31, 2003*

Net sales / Total revenue (continuing operations)	27,383	23,278	22,417
Net income**	1,597	685	(1,303)
Net cash flow (continuing operations)	3,542	2,262	3,258
Total assets	36,722	37,588	37,516
Stockholder's Equity	11,157	10,943	11,290

* 2003 and 2004 data has been restated to give effect to a change in the reporting of funded pension obligations in accordance with revised IAS 19 (Employee Benefits) and adjusted to reflect the LANXESS spin-off and the sale of the U.S. plasma operations in accordance with IFRS 5 and other applicable IFRS standards. See also explanation in “IFRS regulations and changes in Group and reporting structure.”

** Net income = Income (loss) after tax attributable to Bayer AG stockholders.

For the financial information on the first quarter 2006, see the relevant sections in the Interim Report of Bayer Group incorporated by reference into this Prospectus.

Risk Factors  in respect of Bayer AG

For a description of certain risk factors relating to Bayer AG, see “Risk Factors – Risk Factors in respect of Bayer AG.”

Information on Bayer AG

History and Incorporation

Bayer AG was established on December 19, 1951 under the name “Farbenfabriken Bayer Aktiengesellschaft“. It was registered in the commercial register of the local court at Opladen (today the local court of Cologne) under the number HRB 1122 (today, at the local court of Cologne, under the number HRB 48248). Its name was changed to “Bayer Aktiengesellschaft” by resolution of the Meeting of the Stockholders on June 14, 1972. The registered seat of Bayer AG is at 51368 Leverkusen.

According to its Articles of Incorporation, the business purpose of Bayer AG is the manufacturing, marketing and other industrial activities or provision of services in the fields of health care, agriculture, polymers and chemicals, as well as the transaction of all other business which is related to, or directly or indirectly serves, the objectives of Bayer AG.

Investments - Changes in Group portfolio

In 2005, Bayer spent a total of €2.4 billion on acquisitions. Roche’s Consumer Health business in the rest of the world (except in Japan) was acquired for approximately €2.1 billion. Both this amount and the 2005 total acquisition amount include the first payment of €0.2 billion Bayer made for Roche’s Consumer Health business in the rest of the world. Since January 2005, the business involving non-prescription drugs and vitamins has been part of Bayer HealthCare’s Consumer Care Division and has already been integrated into the Bayer organization. Aside from the 50% in the Bayer-Roche joint venture, the acquired business includes five production sites, consumer brands such as Aleve®, Bepanthen®, Redoxon®, Rennie® and Supradyn®, vitamins and nutritional supplements. The acquisition has primarily been financed through the use of Bayer’s own funds, although loans were taken out in several countries for legal and tax reasons.

The remaining 2005 acquisition amount of approximately €0.3 billion related primarily to expenses incurred in connection with a license agreement and a co-marketing and distribution agreement. After divesting its product rights concerning the active ingredient fipronil, Bayer signed an agreement with BASF at the end of January 2005 to license back fipronil for agricultural uses in certain countries outside Europe, the United States and Brazil. The transaction has been approved by the relevant authorities. In July 2005, Bayer acquired marketing rights for the cardiovascular drug Zetia® under a co-marketing and distribution agreement with Schering-Plough.

In 2005, Bayer divested its LANXESS subgroup, its plasma operations and several CropScience operations.

•                  LANXESS: At the end of January 2005, the LANXESS subgroup was spun off and ceased to be part of the Bayer Group. As part of its portfolio realignment, Bayer had combined its former Bayer Chemicals segment (except for Wolff Walsrode and H.C. Starck) with parts of its former Bayer Polymers business to form the LANXESS subgroup with economic effect from July 1, 2004. Those portions of Bayer’s business that were combined into Bayer’s LANXESS subgroup and subsequently spun off are shown as “discontinued operations” in accordance with International Financial Reporting Standard (IFRS) 5.

•                  Plasma: At the end of March 2005, Bayer divested the U.S. plasma operations of its former Biological Products division to two U.S. financial investors (approximately €0.2 billion). All plasma activities in the United States were transferred to Talecris BioTherapeutics, Inc. (Talecris), a corporation newly formed by the two investors. To account for the final agreements signed at the end of March 2005, Bayer adjusted the previous year’s presentation to show the continued non-U.S. marketing and distribution activities as part of the continuing operations. In Bayer’s financial statements for 2005 only the U.S. plasma business is reflected in discontinued operations. Revenues from Bayer’s marketing and distribution activities for plasma products outside the United States are reflected in the sales from continuing operations of Bayer’s Pharmaceuticals, Biological Products segment. The comparative period 2004 has been adjusted to reflect the inclusion of non-U.S. distribution in continuing operations.

•                  The Bayer CropScience subgroup divested a number of operations in 2005 for an aggregate selling price of approximately €80 million. These included the subsidiaries Philagro Holding S.A., France, and EqSeeds Comercia de Sementes Ltda., Brazil, as well as the location in Hauxton, UK. Bayer CropScience also divested the businesses relating to the manufacturing and marketing of certain active ingredients used by the Crop Protection business units and the Environmental Science business group, including the acaricide and insecticide amitraz (Mitac®).

Business Overview

Principal activities of Bayer AG and Bayer Group

The Bayer Group is a global company offering a wide range of products, including ethical pharmaceuticals, diagnostics and other health care products, agricultural products and polymers. Bayer AG is headquartered in Leverkusen, Germany, and is the management holding company of the Bayer Group, which includes approximately 280 consolidated subsidiaries.

Following the spin-off of the LANXESS subgroup in January 2005, Bayer’s business operations are organized in three subgroups:

•                  Bayer HealthCare (consisting of four segments: Pharmaceuticals, Biological Products (renamed Pharmaceuticals as of January 1, 2006); Consumer Care; Diabetes Care, Diagnostics; and Animal Health) develops, produces and markets:

•               prescription pharmaceuticals and biological products;

•               over-the-counter medications and nutritional supplements;

•               diagnostic products for laboratory testing, near-patient testing and self-testing applications; and

•               veterinary medicines, nutritionals and grooming products for companion animals and livestock.

•                  Bayer CropScience (consisting of the Crop Protection segment and the Environmental Science/BioScience segment):

•               develops and markets a comprehensive portfolio of fungicides, herbicides, insecticides and seed treatment products to meet a wide range of regional requirements; and

•               develops and markets a wide range of products for the green industry, garden care, non-agricultural pest and weed control and conventional seeds, and is active in plant biotechnology.

•                  Bayer MaterialScience (comprising the Materials segment and the Systems segment) primarily develops, manufactures and markets:

•               high-quality plastic granules, methylcellulose, metallic and ceramic powders and semi-finished products; and

•               polyurethanes for a wide variety of applications as well as coating and adhesive raw materials and basic inorganic chemicals.

The following service organizations provide support functions to the three subgroups, Bayer AG and third parties:

•                  Bayer Technology Services, which provides engineering functions such as process development, process and plant engineering, construction and optimization.

•                  Bayer Business Services, which provides information management, accounting, consulting and administrative services.

•                  Bayer Industry Services, which operates the Bayer Chemical Park network of industrial facilities in Germany and provides site-specific services in the areas of technology, environmental protection, waste management, utility supply, infrastructure, safety, chemical analysis and vocational training to Bayer and non-Bayer companies. Bayer Industry Services GmbH & Co. OHG is held by Bayer AG (60%) and by LANXESS (40%).

Principal Markets

Bayer’s subsidiaries and affiliates in particular countries are grouped into four regions:

•                  Europe,

•                  North America,

•                  Asia/ Pacific and

•                  Latin America/ Africa/Middle East.

Based on customers’ location, Bayer’s activities in Europe accounted for 43% of the Group’s total sales in 2005; North America for 27%; the Asia/Pacific region amounted to 17%; and the Latin America/Africa/Middle East region accounted for 13% of total sales.

Competitive Position

The Bayer Group is focusing on the fast-growing, innovation-driven health care, nutrition and high-tech materials businesses in line with its mission statement: “Bayer: Science For A Better Life.” By strategically aligning Bayer to these attractive markets and concentrating on Bayer’s core competencies, Bayer aims to invest more intensively in growth areas and innovative technologies in order to achieve a leadership role or expand Bayer’s already strong market position. Bayer will also press ahead with cost-containment and efficiency-improvement efforts in order to further increase the company’s value over the long term.

Bayer HealthCare’s goal is to match or exceed market growth in all divisions. Bayer’s biggest HealthCare division, Pharmaceuticals, comprises both Specialty Care and Primary Care activities. Bayer’s primary goal in Specialty Care, which concentrates on the growth and development indications oncology and hematology/cardiology, is the global expansion of Bayer’s business. The goal of Bayer’s Consumer Care division is to expand its leading position in the OTC market. Bayer’s Diagnostics division is working toward taking a place among the world’s leading suppliers. Bayer is also investing in the expansion of its position in growing markets such as Asia. Bayer’s Diabetes Care division aims to expand its competitive position in the area of blood glucose measurement. In the Animal Health division Bayer aims to become a preferred partner and solutions provider.

The Bayer CropScience subgroup, which is comprised of the Crop Protection and Environmental Science, BioScience segments, aims to strengthen its leading market position. Bayer’s Crop Protection segment is committed to defending its leading market position. Environmental Science is one of the world’s leading suppliers of non-agricultural pest control products. BioScience is internationally active in seed research, development and marketing.

The Bayer MaterialScience subgroup aims to further expand its global market position. In addition to Bayer’s activities in the growth market of China, Bayer constantly evaluates business options in other regions in order to expand its market coverage.

Organizational Structure

As the management holding company of the Bayer Group, Bayer AG determines the long-term strategy for the Group and its subgroups and prescribes guidelines and principles for the corporate policy derived therefrom. Bayer AG holds equity interests in the subgroup management companies and the service companies (described below) and also in other domestic and foreign entities. The Bayer Group is managed by the four-member Board of Management of Bayer AG, which is supported by the Corporate Centre. The Board of Management is responsible for the oversight of management and for the Group’s financial management.

The Corporate Centre, which provides services to the Board of Management and to the subgroup management companies, consists of the following corporate centre functions: the Corporate Office; Communications; Investor Relations; Corporate Auditing; Corporate Human Resources & Organisation; Corporate Development; Law & Patents, Insurance; Finance; Group Accounting and Controlling; Governmental & Product Affairs; and Regional Coordination.

After the spin-off of the LANXESS subgroup, effective January 28, 2005, the Bayer Group conducts its business operations in the three subgroups Bayer HealthCare, Bayer CropScience and Bayer MaterialScience. The management companies Bayer HealthCare AG, Bayer CropScience AG and Bayer MaterialScience AG, heading up the three subgroups, manage the business activities of the domestic and foreign affiliates assigned to them. Each subgroup is, within the framework of strategies, goals and guidelines determined by the Bayer AG Board of Management, an independent operating area with worldwide business accountability and its own management. Each of the subgroup management companies has entered into a control and profit and loss transfer agreement with Bayer AG.

Three service companies, Bayer Technology Services GmbH, Bayer Business Services GmbH and Bayer Industry Services GmbH & Co. OHG (in which Bayer AG owns a 60% stake and LANXESS a 40% stake), provide support functions to the three subgroups as well as to Bayer AG.

For more information on Bayer’s current organizational structure, see also “–Principal activities of Bayer AG and Bayer Group.”

Subsidiaries

The financial statements of the Bayer Group as of December 31, 2005 included 283 consolidated companies, compared to 349 companies in 2004. With the deconsolidation of the LANXESS subgroup, 60 companies have left the Group in the first quarter of 2005.

The following table lists Bayer AG’s principal consolidated subsidiaries as of December 31, 2005 and its beneficial ownership interest in each.

Company Name and Place of Business	Bayer’s Interest
(%)
Germany
Bayer Business Services GmbH, Leverkusen	100
Bayer CropScience AG, Monheim	100
Bayer CropScience Deutschland GmbH, Langenfeld	100
Bayer HealthCare AG, Leverkusen	100
Bayer Industry Services GmbH & Co. OHG, Leverkusen	60
Bayer MaterialScience AG, Leverkusen	100
Bayer Technology Services GmbH, Leverkusen	100
Bayer Vital GmbH, Leverkusen	100
H.C. Starck GmbH, Goslar	100
Wolff Cellulosics GmbH & Co. KG, Walsrode	100

Other European Countries
Bayer Antwerpen Comm.V, Belgium	100
Bayer Consumer Care AG, Switzerland	100
Bayer CropScience France S.A.S., France	100
Bayer CropScience Limited, U.K	100
Bayer CropScience S.r.l., Italy	100
Bayer Diagnostics Europe Ltd., Ireland	100
Bayer International S.A., Switzerland	99.7
Bayer Pharma S.A.S., France	99.9
Bayer Polyols S.N.C., France	100
Bayer Public Limited Company, U.K	100
Bayer S.p.A., Italy	100
Bayer Santé Familiale S.A.S., France	100
Bayer SP.Z.O.O., Poland	100
Quimica Farmaceutica Bayer, S.A., Spain	100

North America
Bayer CropScience Inc., Canada	100
Bayer CropScience LP, USA	100
Bayer HealthCare LLC, USA	100
Bayer Inc., Canada	100
Bayer MaterialScience LLC, USA	100
Bayer Pharmaceuticals Corporation, USA	100
H.C. Starck Inc., USA	100

Asia/Pacific
Bayer Australia Limited, Australia	99.9
Bayer CropScience K.K., Japan	100
Bayer Korea Ltd., Republic of Korea	100
Bayer MaterialScience Limited, Hong Kong	100
Bayer Medical Ltd., Japan	100
Bayer South East Asia Pte Ltd., Singapore	100
Bayer Yakuhin, Ltd., Japan	100
H.C. Starck Ltd., Japan	100
Sumika Bayer Urethane Co., Ltd., Japan	60

Latin America/Africa/Middle East
Bayer (Proprietary) Limited, South Africa	100
Bayer CropScience Ltda., Brazil	100
Bayer de Mexico, S.A. de C.V., Mexico	100
Bayer S.A., Argentina	99.9
Bayer S.A., Brazil	99.9
Bayer Türk Kimya Sanayi Limited Sirketi, Turkey	100

Also included in the consolidated financial statements are the following material associated companies:

Company Name and Place of Business	Bayer’s Interest
(%)
GE Bayer Silicones GmbH & Co. KG, Germany	49.9
Lyondell Bayer Manufacturing Maasvlakte VOF, Netherlands	50.0
Palthough Industries (1998) Ltd., Israel	20.0
PO JV, LP, USA	42.7
Polygal Plastics Industries Ltd., Israel	25.8

Trend Information

The global economy continued to grow strongly in 2005. Following a slight downswing in the second quarter, rapid expansion continued for the remainder of the year. The uncertainty caused by several sharp rises in the price of oil, particularly in the first half of the year, did not completely negate the positive underlying trend. Two of the world’s major growth engines, the United States and China, once again performed very well, stimulating other countries’ economies with their demand for imports. The overall business environment in the industrialized countries was further buoyed by favourable monetary conditions. Despite moderate increases in interest rates in the United States and Europe during the year, interest-rate policy as a whole, had a stimulating effect on the economy.

Despite persistently high energy and raw material prices, Bayer anticipates further global economic growth in 2006. The U.S. economy should remain robust, although growth may not be quite as strong as in the recent past. The uptrend that emerged in Europe toward the end of last year continued in the first quarter of 2006. Bayer therefore believes that the economy in Europe will be growing slightly faster in 2006 than in 2005.

Planning assumptions

Bayer continues to anticipate a supportive business environment. The planning for the next two years is based on the assumption that the world economy will grow at an annual rate of about 3% and that Bayer’s most important customer industries and markets will develop favorably. Bayer has budgeted for an exchange rate of U.S.$1.30 to the Euro. Risks to this forecast stem mainly from the potentially adverse economic effects of trends in raw material and energy prices.

Group sales and earnings forecast

On the basis of the trends outlined above, the Bayer Group continues to target a slight increase in underlying EBIT and EBITDA in 2006 and an underlying EBITDA margin of approximately 19% for the full year.

The market environment for Bayer’s present HealthCare activities should remain favorable, with all divisions growing at least with the market. Bayer aims that the underlying EBIT will increase by more than 10% from last year.

Bayer anticipates a slight expansion in the crop science market in 2006. Especially in light of recent product launches, Bayer is targeting above-market sales growth and an increase in underlying EBIT. Further restructuring is planned to further improve the underlying EBITDA margin.

Bayer also anticipates continuing positive market conditions for its MaterialScience business, which should therefore continue to grow. Against this background, underlying EBIT for this subgroup should remain at a high level in 2006 although it could be slightly lower than for 2005. Bayer anticipates the EBITDA margin for the full year 2006 to come in slightly below 18% as recorded for 2005.

The above guidance does not take into account the effects of the planned acquisition of Schering.

Directors and Senior Management

In accordance with the German Stock Corporation Act (Aktiengesetz), Bayer AG has both a Board of Management (Vorstand) and a Supervisory Board (Aufsichtsrat). The Board of Management is responsible for the management of Bayer’s business; the Supervisory Board supervises the Board of Management and appoints its members. The two boards are separate, and no individual may simultaneously be a member of both boards.

Board of Management

The following table shows the members of Bayer AG’s current Board of Management, their ages, positions and the years in which their current terms expire.

Name and Age		Position	Current Term Expires
	Werner Wenning (59)	Chairman	2007
*	Dr. Udo Oels (62)	Member	2006
	Klaus Kühn (54)	Member	2007
	Dr. Richard Pott (52)	Member	2007
**	Dr. Wolfgang Plischke (54)	Member	2009

* Until April 28, 2006

** As of March 1, 2006

Werner Wenning became chairman of Bayer’s Board of Management in April 2002. He has served on the Board of Management since 1997. Prior to becoming chairman, he served as chief financial officer and was a member of the Corporate Coordination and Human Resources Committees. From 1996 until he joined the Board of Management in 1997, Mr. Wenning was head of Corporate Planning and Controlling. In addition to his responsibilities on the Board of Management, he is a member of the supervisory boards of Gerling-Konzern Versicherungs-Beteiligungs AG and Henkel KGaA.

Dr. Udo Oels joined the Board of Management in 1996 and was responsible on a Group level for innovation, technology and environment. In addition to his responsibilities on the Board of Management, he was chairman of the supervisory board of Bayer Technology Services and of Bayer Industry Services. He is a member of the supervisory board of ThyssenKrupp Services AG.

Klaus Kühn is Bayer's chief financial officer. Prior to joining the Board of Management in May 2002, Mr. Kühn was head of Bayer's Finance function. Prior to that appointment, he oversaw the spin-off of Bayer's former Agfa division. Before joining Bayer in 1998, Mr. Kühn worked with Schering AG, most recently as head of finance. In addition to his responsibilities on the Board of Management, he is chairman of the supervisory board of Bayer CropScience AG.

Dr. Richard Pott joined the Board of Management in May 2002. He had previously served as General Manager of Bayer’s Specialty Products business group. Before assuming responsibility for Specialty Products, he served Bayer in a number of positions, most recently as head of the Strategic Planning Department and then as head of Corporate Planning and Controlling. Dr. Pott oversees strategy and human resources and serves as Arbeitsdirektor (that member of the Board of Management responsible for personnel and social issues within the corporation). In addition to his responsibilities on the Board of Management, he is a chairman of the supervisory board of Bayer HealthCare AG and Bayer Chemicals AG and a member of the Supervisory Board of Bayer Industry Services.

Dr. Wolfgang Plischke joined the Board of Management in March 2006. He started his career in 1980 with Bayer's subsidiary Miles Diagnostics. Starting in 2000, Dr. Plischke headed the Pharmaceuticals division in North America and was a member of the Executive Committee of Bayer Corporation. In January 2002, he was appointed General Manager of the Pharmaceuticals division at Bayer AG. He has been a member of the Bayer HealthCare Executive Committee and responsible for the Pharmaceuticals division since July 1, 2002. He furthermore is a member of the Supervisory Board of Bayer MaterialScience AG and Bayer Technology Services.

Supervisory Board

The following table shows the current members of Bayer’s Supervisory Board, their principal occupations, the year in which they were first elected or appointed and memberships they hold on the supervisory boards of other companies. Employee representatives are identified by an asterisk.

Name	Position	Principal Occupation	First Elected	Membership on other Supervisory Boards

Dr. Manfred Schneider	Chairman	Former chairman of the	2002	Allianz AG,
		Management Board		DaimlerChrysler AG,
				Linde AG, Metro AG, RWE
				AG, TUI AG

*Erhard Gipperich(1)	Vice	Chairman of the Group	1998	Baywoge GmbH
	Chairman	and Central Works
		Councils of Bayer AG,
		Leverkusen

Dr. Paul Achleitner	Member	Member of the management	2002	Allianz Global Investors
		board, Allianz AG		AG, Allianz Immobilien
				GmbH, MAN AG, RWE AG

Dr. Josef Ackermann	Member	Chairman of the management board Deutsche Bank AG	2002	Deutsche Lufthansa AG, Linde AG, Siemens AG

*Andreas Becker(2)	Member	Chairman of the Works Council of H.C. Starck	2005	H.C. Starck GmbH

*Karl-Josef Ellrich	Member	Chairman of the Works Council, Dormagen Site	2000	Bayer CropScience AG

*Dr. Thomas Fischer(3)	Member	Head of Process and Plant Safety, Bayer MaterialScience	2005	Bayer MaterialScience AG

*Thomas Hellmuth	Member	Agricultural Engineer	2002	—

Prof. Dr.-Ing. E.h. Hans-Olaf Henkel	Member	Honorary professor of the University of Mannheim	2002	Continental AG, DaimlerChrysler Aerospace AG, SMS GmbH, Brambles Industries, Orange SA, Ringier AG

Gregor Jüsten(4)	Member	Member of the Works Councils, Leverkusen Site	2006	—

Dr. rer. pol. Klaus Kleinfeld(5)	Member	Chairman of the management board Siemens AG	2005	Alcoa Inc., Citigroup Inc.

Dr. h.c. Martin Kohlhaussen	Member	Chairman of the supervisory board Commerzbank AG	1992	Heraeus Holding GmbH, Hochtief AG, Intermediate Capital Group, National Pensions Reserve Fund, Schering AG, ThyssenKrupp AG, Verlagsgruppe Georg von Holtzbrinck GmbH

John Christian Kornblum	Member	Chairman of Lazard & Co.	2002	ThyssenKrupp Technologies AG, Motorola Inc.

*Petra Kronen	Member	Chairwoman of the Works Council, Uerdingen Site	2000	Bayer MaterialScience AG

Dr. Heinrich von Pierer(6)	Member	Chairman of the supervisory board Siemens AG	1993	Deutsche Bank AG, Hochtief AG, Münchener Rückversicherungs- Gesellschaft AG, ThyssenKrupp AG, Volkswagen AG

*Wolfgang Schenk(7)	Member	Engineer	2002	—

*Hubertus Schmoldt	Member	Chairman of German Mine, Chemical and Power Workers' Union	1995	BHW AG, Deutsche BP AG, DOW Olefinverbund GmbH, E.ON AG, RAG AG, RAG Coal International

*Dieter Schulte	Member	Former Chairman of German Unions Federation	1997	—

Dr.-Ing. Ekkehard D. Schulz(5)	Member	Chairman of the management board ThyssenKrupp AG	2005	AXA Konzern AG, Commerzbank AG, Deutsche Bahn AG, MAN AG, RAG AG, TUI AG, ThyssenKrupp Automotive AG, ThyssenKrupp Elevator AG, ThyssenKrupp Services AG, ThyssenKrupp Steel Beteiligungen AG

Dr.-Ing. E.h. Jürgen Weber	Member	Chairman of the	2003	Allianz Lebensversicherungs-

		supervisory board Deutsche Lufthansa AG		AG, Deutsche Bank AG, Deutsche Post AG, Thomas Cook AG, Voith AG, Loyalty Partner GmbH, Tetra Laval Group

*Siegfried Wendlandt	Member	North Rhine District Secretary of GermanMine, Chemical and Power Workers' Union	2001	Baywoge GmbH, HT Troplast AG, Rütgers AG

*Reinhard Wendt(6)	Member	Chairman of the works council of Wolff Walsrode AG	2002	Wolff Walsrode AG

*Thomas de Win	Member	Commercial Clerk(8)	2002	Bayer Material Science AG

Prof. Dr. Dr. h.c Ernst-Ludwig Winnacker	Member	University Professor, Bonn; President of the German Research Association, Bonn	1997	MEDIGENE AG, KWS Saat AG, Wacker Chemie AG

Dr. Hermann Wunderlich(6)	Member	Former Vice Chairman of the Management Board	1996	—

* Employees’ Representatives.

(1)          Resigned January 31, 2006

(2)          First elected April 29, 2005

(3)          First elected September 30, 2005

(4)          Elected February 1, 2006

(5)          Elected April 29, 2005 to serve until the 2007 Annual Stockholders' Meeting

(6)          Resigned April 29, 2005

(7)          Resigned September 30, 2005

(8)          Chairman of the Group and Central Works Council of Bayer AG since February 1, 2006; Vice Chairman of the Supervisory Board since March 2, 2006

The business address of each member of the Board of Management and the Supervisory Board is Bayer Aktiengesellschaft, D-51368 Leverkusen.

There are no potential conflicts of interests of the members of the Board of Management and the Supervisory Board between any duties to Bayer and their respective private interests and/or other duties.

Board Practices

In accordance with the German Stock Corporation Act (Aktiengesetz), Bayer AG has both a Board of Management (Vorstand) and a Supervisory Board (Aufsichtsrat). The Board of Management is responsible for the management of Bayer’s business; the Supervisory Board supervises the Board of Management and appoints its members. The two boards are separate, and no individual may simultaneously be a member of both boards.

Members of both the Board of Management and the Supervisory Board owe a duty of loyalty and care to Bayer AG. In exercising their duties, the applicable standard of care is that of a diligent and prudent businessperson. Members of both boards must take into account a broad range of considerations when making decisions, including the interests of Bayer AG and its stockholders as well as of employees and creditors.

The members of the Board of Management and the Supervisory Board may be held personally liable to Bayer AG for breaches of their duties of loyalty and care. Bayer AG must bring an action for breach of duty against the Board of Management or Supervisory Board upon a resolution of the Stockholders’ Meeting passed by a simple majority of votes cast, or upon the request of stockholders holding, as a group, at least 10% of the outstanding share capital. With the exception of stockholders of companies that (unlike Bayer AG) are under the control of another company, individual stockholders of German companies cannot sue directors on behalf of the company in a manner analogous to a stockholder's derivative action under U.S. law. Under German law, directors may be liable for breach of duty to stockholders (as opposed to a duty to the company itself) only where a breach of duty to the company also constitutes a breach of a statutory provision enacted specifically for the protection of stockholders. As a practical matter, stockholders are able to assert liability against directors for breaches of this sort only in unusual circumstances.

Board of Management

The Board of Management is responsible for managing the business of Bayer AG in accordance with the

German Stock Corporation Act and Bayer AG's Articles of Association. It also represents Bayer AG in its dealings with third parties and in court. According to the Articles of Association, the Board of Management consists of a minimum of two members. The Supervisory Board determines the number of and appoints the members of the Board of Management. Members of the Board of Management are appointed for a maximum term of five years and are eligible for reappointment after the completion of their term in office.

Bayer AG is legally represented by two members of the Board of Management acting together, or by one member of the Board of Management together with a person possessing a special power of attorney (Prokura).

The Board of Management must report regularly to the Supervisory Board, particularly on proposed business policy and strategy, on profitability and on the current business of Bayer AG, as well as on any exceptional matters that may arise from time to time. If not otherwise required by law, the Board of Management decides with a simple majority of the votes cast. In case of deadlock, the vote of the chairman is the relevant vote.

Under certain circumstances, such as a serious breach of duty or a vote of no confidence by the stockholders in an annual meeting, a member of the Board of Management may be removed by the Supervisory Board prior to the expiration of his term. A member of the Board of Management may not deal with, or vote on, matters relating to proposals, arrangements or contracts between him/herself and Bayer AG.

Individual Board members serve as representatives with primary responsibility for Bayer’s various corporate functions and as representatives for the various geographic regions in which Bayer operates.

Supervisory Board

Under the German Stock Corporation Act, the German Co-Determination Act (Mitbestimmungsgesetz) of 1976 and Bayer AG’s Articles of Association, the Supervisory Board consists of 20 members. The principal function of the Supervisory Board is to supervise the Board of Management and to appoint its members. The Supervisory Board oversees Bayer’s business policy, corporate planning and strategy. It also approves the annual budget and the financial statements of Bayer AG and of the Bayer Group. The Supervisory Board may not make management decisions, but the Board of Management's Standard Operating Procedures (Geschäftsordnung) may require the prior consent of the Supervisory Board for specified transactions above a specified threshold, including:

•                  the acquisition or disposition of assets;

•                  the acquisition, disposition or encumbrance of real property;

•                  the creation of new business units or the disposition of existing units; and

•                  the issuance of bonds, entering into of credit agreements, or grant of guaranties, sureties (Bürgschaften) and loans, except to subsidiaries.

Bayer AG’s stockholders elect ten members of the Supervisory Board at the Annual Stockholders’ Meeting. Pursuant to the Co-Determination Act of 1976, Bayer’s employees elect the remaining ten members. The term of a Supervisory Board member expires at the end of the Annual Stockholders’ Meeting in which the stockholders discharge Supervisory Board members for the fourth fiscal year following the year in which the member was elected. There is no compulsory retirement age for members of the Supervisory Board. However, in accordance with the German Corporate Governance Code, Supervisory Board members are encouraged to retire at the Annual Stockholders’ Meeting following the member's 72nd birthday.

Any member elected by the stockholders at the Annual Stockholders’ Meeting may be removed by a majority of three quarters of the votes cast by the stockholders in such meeting. Any member elected by the employees may be removed by a majority of three quarters of the votes cast by the employees. Unless otherwise required by law or by the Articles of Association of Bayer AG, resolutions of the Supervisory Board are passed by simple majority of the votes cast. According to the Articles of Association, in the case of a deadlock, a second vote is held in which the chairman of the Supervisory Board is entitled to one additional vote. In order to constitute a quorum, at least half of the total members of the Supervisory Board must participate in the voting.

Currently, the Supervisory Board has the following committees:

•                  The Presidium was established pursuant to §27(3) of the Co-Determination Act and consists of the chairman and vice chairman of the Supervisory Board, as well as of one stockholder representative and one employee representative. It serves as Bayer’s nomination committee (Vermittlungsausschuss). The purpose of this committee is to nominate members of the Board of Management for election by a simple majority of the votes of the Supervisory Board in the event that the Supervisory Board is unable to appoint members of the Board of Management with the votes of at least a two thirds majority of the Supervisory Board. Pursuant to §9(2) of the Standard Operating Procedures (Geschäftsordnung) of the Supervisory Board, the Presidium also prepares the general meetings of the full Supervisory Board. The current members of the Presidium are Mr. Schneider (chairman), Mr. Achleitner, Mr. de Win (since March 2, 2006, replacing Mr. Gipperich who resigned on January 31, 2006) and Mr. Schmoldt.

•                  The personnel committee (Personalausschuss) was established pursuant to §10 of the Standard Operating Procedures of the Supervisory Board. The personnel committee consists of four members of the Supervisory Board. The chairman of the Supervisory Board acts as chairman of the personnel committee. The main responsibility of the personnel committee is the determination of the salary and further conditions of the employment of Board of Management members, the legal representation of the Company in affairs with Board of Management members pursuant to §112 of the German Stock Corporation Act, the approval of agreements with Supervisory Board members pursuant to §114 of the German Stock Corporation Act and the approval of loans granted to Supervisory Board and Board of Management members and other persons pursuant to §89 and §115 of the German Stock Corporation Act. The current members of the personnel committee are Mr. Schneider (chairman), Mr. Kohlhaussen, Mr. Ellrich and Ms. Kronen.

•                  The audit committee (Prüfungsausschuss) was established pursuant to §11 of the Standard Operating Procedures of the Supervisory Board. The audit committee consists of six members of the Supervisory Board. The main responsibilities of the audit committee are oversight of financial accounting, risk management, the preparation of the resolutions of the Supervisory Board with respect to the annual financial statements, the review of all non-audit services to be performed by the independent auditor, oversight over the independent auditors including scope of services, fees and schedules, the direct receipt of the audit reports, and the direct receipt of reports of accounting irregularities. The current members of the audit committee are Mr. Kohlhaussen (chairman), Mr. Schneider, Mr. Fischer, Mr. Henkel, Mr. Wendlandt and Mr. de Win.

Under §161 of the German Stock Corporation Act, the Board of Management and the Supervisory Board of Bayer AG are required to issue an annual declaration that the company has been, and is, in compliance with the recommendations of the “Government Commission on the German Corporate Governance Code” as published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger), or to advise of any recommendations that have not been, or are not being, applied.

The Board of Management and the Supervisory Board of Bayer AG declared in December 2005 that Bayer is in compliance with the recommendations of the “Government Commission on the German Corporate Governance Code”as published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette and has been in compliance since issuance of the last declaration of conformity in December 2004.

The latest declaration has been issued in December 2005. No further declaration has been issued thereafter.

Major Shareholders and Related Party Transactions

Major Shareholders

Under Bayer AG’s Articles of Association, each of Bayer AG’s ordinary shares represents one vote. Major shareholders do not have different voting rights.

Under the German Securities Trading Act (Wertpapierhandelsgesetz), holders of voting securities of a listed German company must notify that company of the level of their holding whenever it reaches, exceeds or falls below specified thresholds. These thresholds are 5%, 10%, 25%, 50% and 75% of the company's outstanding voting securities. One shareholder, The Capital Group Companies, Inc., has notified Bayer AG on April 19, 2006 pursuant to §21(1) of the German Securities Trading Act (WpHG) that the proportion of voting rights it held in Bayer AG exceeded the 5% threshold on April 12, 2006, and has since then been at 5.0364%. Allianz AG informed Bayer on January 12, 2005 pursuant to §21(1) of the WpHG that the proportion of voting rights it held in Bayer’s company fell below 5% on January 6, 2005.

Based on the notifications Bayer AG has received pursuant to §21(1) of the WpHG through February 28, 2006, as of that date it is not aware of any single shareholder (except for Capital Group Companies, Inc.) holding 5% or more of its outstanding shares.

U.S. shareholders can hold Bayer AG shares either directly or indirectly through Bayer AG’s sponsored American Depositary Receipt (ADR) program with The Bank of New York as depositary. Because the shares of Bayer AG are in bearer form, Bayer AG cannot obtain precise information as to the identity of shareholders or the distribution of the shares among them. From time to time, however, Bayer AG conducts surveys, using the assistance of banks, to form estimates as to Bayer AG's shareholder base. Bayer AG’s last such survey measured Bayer AG’s shareholder structure as of June 1, 2001. The survey recorded responses with respect to 95.6% of Bayer AG’s approximately 500,000 shareholders. Of this number, 94% were individuals, who together owned 24% of the shares. Approximately 55,000, or 12%, of the individual shareholders were Bayer employees, who together held approximately 2% of Bayer AG's outstanding shares. Institutional investors (e.g., banks, insurance companies and investment funds) held another 67% of the shares. Shareholders in Germany numbered approximately 437,000 and owned 61% of the shares. Approximately 59,000 shareholders in 135 other countries held 39% of the shares. Of this group, British shareholders held approximately 10%, and U.S. shareholders approximately 8%, of the shares.

Furthermore, while Bayer AG cannot obtain precise information as to the identity (and location) of its shareholders, the records of the depositary under its ADR program show that as of January 31, 2006 there were 1,599 registered holders of Bayer American Depositary Shares (ADSs). Bayer assumes that these ADSs are owned by persons resident in the United States. The ADSs are listed on the New York Stock Exchange and each ADS represents one ordinary share. As of February 28, 2006 the ADS holders collectively held 38,098,820 ADSs, or approximately 5.2% of the total outstanding share capital of Bayer AG. Since U.S. residents can also hold Bayer AG ordinary shares directly, however, Bayer AG assumes that the percentage of its total shares outstanding currently held by U.S. residents in both ordinary share and ADS form is greater.

To its knowledge, Bayer AG is not directly or indirectly owned or controlled by another corporation, by any government, or by any other natural or legal person severally or jointly, and there are no arrangements which may result in a change of control.

Related Party Transactions

In the ordinary course of business, Bayer purchases materials, supplies and services from numerous companies throughout the world. Members of Bayer AG's Supervisory Board are affiliated with some of these companies. Bayer conducts its transactions with such companies on an arm's length basis. Bayer does not consider the amounts involved in such transactions to be material to its business and believes that these amounts are not material to the business of the companies involved.

During its most recent full fiscal year and through the date of this Prospectus, Bayer has not been involved in, and Bayer does not currently anticipate becoming involved in, any transactions that are material to Bayer or any of its related parties and that are unusual in their nature or conditions. Bayer has not made any outstanding loans to or for the benefit of:

•                  enterprises that, directly or indirectly, control or are controlled by, or are under common control with, Bayer (except at arm's length conditions in the ordinary course of business);

•                  enterprises in which Bayer has significant influence or which have significant influence over Bayer (except at arm's length conditions in the ordinary course of business);

•                  shareholders beneficially owning a 10% or greater interest in Bayer AG’s voting power;

•                  key management personnel; or

•                  enterprises in which persons described above own, directly or indirectly, a substantial interest in the voting power.

Financial Information concerning the Issuer’s Assets and Liabilities, Financial Position and Profit and Losses

IFRS regulations and changes in Group and reporting structure

IFRS regulations

The following changes are reflected in the financial statements of the fiscal year 2005 and the respective reference period:

In March 2004, the IASB issued IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), which contains specific recognition principles for assets and liabilities held for sale and for discontinued operations. To improve transparency and comparability, the Group’s financial reporting is based primarily on continuing operations, while assets held for sale and discontinued operations are stated separately in a single line item in the balance sheet, income statement and cash flow statement. The distinction between continuing operations and discontinued operations or assets held for sale is thus drawn differently starting on January 1, 2005 than in financial statements as of December 31, 2004. The previous year’s figures have been restated accordingly.

In December 2004, the IASB published an amendment to IAS 19 (Employee Benefits). The amendment introduces an additional recognition option that permits immediate recognition of actuarial gains and losses arising in defined benefit plans. The option is similar to the approach provided in U.K. standard FRS 17 (Retirement Benefits), which requires recognition of all actuarial gains and losses in a “statement of total recognized gains and losses” that is separate from the income statement.

Previously, in the Bayer Group statements, net cumulative amounts of actuarial gains and losses outside of the “corridor” that were reflected in the balance sheet at the end of the previous reporting period were recognized in the income statement as income or expense, respectively, over the average remaining working lives of existing employees. This “corridor” was 10% of the present value of the defined benefit obligation or 10% of the fair value of plan assets, whichever was greater at the end of the previous year. Under the new method of post-employment benefit accounting, unrealized actuarial gains and losses, instead of being gradually amortized according to the corridor method and recognized in income, are offset in their entirety against stockholders’ equity. Thus, no amortization of actuarial gains and losses is recognized in income.

Recognizing actuarial gains and losses in stockholders’ equity affects the amounts of receivables and of provisions for pensions and other post-employment benefits stated in the balance sheet and also requires the recognition of deferred taxes on the resulting differences. These taxes, too, are offset against the corresponding equity items. The Group Management Board has decided to follow the recommendation of the IASB and implement the above change as of January 1, 2005 in order to enhance the transparency of Bayer’s reporting. The previous year’s figures have been restated accordingly. This reporting change improves the 2004 operating result from continuing operations by €48 million and the non-operating result by €78 million, but also gives rise to a deferred tax expense of €50 million. In view of its immateriality to 2004 operating result of the segments, the €48 million gain has been reflected solely in the reconciliation column of the segment table. These reporting changes do not affect either gross or net cash flows.

The previous version of IAS 1 allowed the option of classifying assets and liabilities either according to maturity or in order of liquidity. The revised version of IAS 1, developed as part of the IASB improvements project, prescribes classification according to maturity starting with the 2005 fiscal year. Assets and liabilities are classified as current if they mature within one year.

Accordingly, assets and liabilities are classified as noncurrent if they remain in the Bayer Group for more than one year. Trade accounts receivable and payable and inventories are always presented as current items, deferred tax assets and liabilities as noncurrent items.

Third parties’ minority interests in consolidated subsidiaries are no longer shown as a separate item between equity and liabilities, but recognized as part of stockholders’ equity.

In March 2004, in connection with the issuance of IFRS 3, the IASB revised IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets). The main revisions require goodwill and intangible assets with indefinite useful lives to be tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment, prohibit reversal of impairment losses for goodwill, require an intangible asset to be treated as having an indefinite useful life when there is no foreseeable limit on the period over which the asset is expected to generate net cash inflows for the entity, and prohibit the amortization of such intangible assets. The revised standards are effective for goodwill and other intangible assets acquired in business combinations for which the agreement date is on or after March 31, 2004 and for all other such assets for annual periods beginning on or after March 31, 2004. The new standard has been applied prospectively, i.e. the new recognition and valuation principles are applied only in the current statements and not for the preceding period. Had the new standard been applicable for the 2004 fiscal year, the absence of amortization of goodwill and other intangible assets with indefinite useful lives would have reduced operating expense by €185 million.

Changes in reporting structure

The LANXESS spin-off in early 2005 and the acquisition of Roche’s Consumer Health business led to a shift in the relative sizes of Bayer’s businesses in terms of sales, operating result and assets. Bayer therefore changed its segment structure and reporting with effect from January 1, 2005. Bayer restated its segment reporting for 2004 to correspond to the new structure in compliance with IAS 14 (Segment Reporting). The changes in Bayer’s segments are as follows: The former Consumer Care, Diagnostics segment was divided into the Consumer Care segment (consisting of the historical Consumer Care business and the acquired Roche Consumer Health business) and the Diabetes Care, Diagnostics segment (consisting of Bayer’s Diabetes Care and Diagnostics divisions). The former CropScience segment was divided into the Crop Protection segment (consisting of the strategic business units Insecticides, Fungicides, Herbicides and Seed Treatment) and the Environmental Science, BioScience segment (consisting of Bayer’s business groups Environmental Science and BioScience).

The following table shows Bayer’s continuing business activities grouped into the subgroups and their respective reporting segments.

Subgroups	Reporting segments
HealthCare	Pharmaceuticals, Biological Products* Consumer Care Diabetes Care, Diagnostics Animal Health
CropScience	Crop Protection Environmental Science, BioScience
MaterialScience	Materials Systems

*With effect from January 1, 2006, the former Pharmaceuticals, Biological Products segment has been renamed the Pharmaceuticals segment.

At the end of March 2005, Bayer divested the U.S. plasma operations of its former Biological Products division. 2005 net earnings from the discontinued U.S. plasma operations are included in Bayer Group net income through March 31, 2005. These results include adjustments in connection with the purchase price. To account for the final agreement signed at the end of March 2005, Bayer adjusted the previous year’s presentation to show the continued non-U.S. distribution as part of its continuing operations. In Bayer’s financial statements for 2005 only the U.S. plasma business is reflected in discontinued operations. Revenues from Bayer’s marketing activities for plasma products outside the United States are reflected in the sales from continuing operations of its Pharmaceuticals, Biological Products segment. The comparative periods 2004 and 2003 have been adjusted to reflect the inclusion of non-U.S. distribution in continuing operations.

Accounting Policies and Notes

For Bayer’s accounting policies and notes, please refer to the Annual Report 2005.

Financial Statements - Full Year 2005

In accordance with the new accounting standard IFRS 5 and other applicable IFRS standards, the financial information presented for 2004 and 2005 only reflects continuing operations of the Bayer Group and its segments, except where specific reference is made to discontinued operations. Furthermore, the figures for 2004 have been restated to give effect to a change in the reporting of funded pension obligations in accordance with revised IAS 19 (Employee Benefits) and adjusted to reflect a change in presentation of Bayer’s former plasma business. Bayer’s non-U.S. plasma operations, which had previously been classified as “discontinuing operations,” are now included in “continuing operations.”

Statement of Income

Net sales of the Bayer Group increased by 17.6%, or €4,105 million, from the previous year to €27,383 million. Growth was chiefly attributable to the HealthCare and MaterialScience subgroups, where sales advanced by 17.0% and 24.4%, respectively. CropScience sales remained at the previous year’s level, largely because of difficult market conditions in Brazil. Adjusted for the effects of currency and portfolio changes, Group sales rose by 7.5%. The portfolio effects mainly relate to the Consumer Health business acquired from Roche and sales to LANXESS following its spin-off from Bayer.

The cost of goods sold increased by 21.0% to €15.0 billion, mainly as a result of the growth in business but also due to higher raw material costs. The ratio of the cost of goods sold to total net sales was 54.9%, compared with 53.4% in the previous year. To support its growth strategy Bayer increased selling expenses, mainly at HealthCare and MaterialScience, by 9.0% overall to €5.7 billion. Reasons for the increase in the negative balance of other operating income and expenses included expenses related to settlements of antitrust proceedings in the polymers field, and legal and defense costs for product liability suits in HealthCare. These charges were partially offset by gains from changes to Bayer’s pension systems in the United States and Germany.

Before special items of minus €488 million (2004: €242 million), EBIT climbed by 55.9% to €3,300 million. The largest EBIT contributions came from MaterialScience (€1,404 million) and HealthCare (€1,319 million). While the exceptionally strong growth in EBIT at MaterialScience (+ 110.2%) resulted largely from selling price increases, the improvement at HealthCare (+ 26.9%) was driven primarily by the fast-growing pharmaceuticals business and a very strong performance by the newly acquired products of the Consumer Care Division. At CropScience, where EBIT advanced by 31.2% to €685 million, the main positive effect came from the absence of goodwill amortization.

The special items in 2005 included, in particular, €336 million related to antitrust proceedings in the polymers field, €105 million in litigation-related charges at Bayer HealthCare, €106 million in expenses arising from the termination of the co-promotion agreement for Levitra® outside the United States, and €71 million for the integration of the acquired consumer health business. Total charges of €127 million were taken for restructuring measures in all subgroups. Chief among the positive special items that partially offset these charges was a one-time net gain of €283 million from changes in Bayer’s pension systems in the United States and Germany.

EBIT after special items improved in 2005 by 50.0% to €2,812 million (2004: €1,875 million).

The non-operating result improved by €40 million to minus €613 million. Net expense from investments in affiliated companies declined significantly, while net interest expense rose, due particularly to the acquisition-related increase in net debt at the beginning of the year.

Income taxes for continuing operations in 2005 came to €641 million (2004: €473 million). While the higher tax expense was due to the improvement in earnings, the effective tax rate declined to 29.1%, from 38.7% in the previous year.

Including the result of discontinued operations, Group net income in 2005 improved by €912 million to €1,597 million.

Cash Flow Statement

Net cash provided by operating activities (Net cash flow)

Bayer’s gratifying business performance in 2005 led to a considerable improvement in gross cash flow. Despite substantially higher pre-tax earnings, income tax payments were only slightly above the previous year, partly due to utilization of loss carryforwards. The gains from the changes in Bayer’s company pension plans in the United States and Germany were non-cash items. Gross cash flow improved by 20.5% to €3,477 million, from €2,885 million in the previous year. Net cash flow from continuing operations climbed by 56.6% to €3,542 million (2004: €2,262 million). All of the subgroups posted significant year-on-year growth in cash flow.

Net cash of €40 million was used in operating activities of discontinued operations, including inflows and outflows from the divested plasma business and LANXESS. Total net cash flow thus amounted to €3,502 million (2004: €2,450 million).

Net cash used in investing activities

There was a net cash outflow of €1,741 million for investing activities, compared to €814 million in the previous year. Disbursements for acquisitions amounted to €2,188 million, including about €1.9 billion for the consumer health business of Roche, an initial payment of roughly €200 million having been made in this connection at the end of 2004. This global business has been part of the Consumer Care Division of Bayer HealthCare, except in Japan, since January 1, 2005. Further disbursements related mainly to the purchase of marketing rights in connection with a license agreement and a co-marketing and distribution agreement in the CropScience and HealthCare subgroups, respectively. Capital expenditures for property, plant, equipment and for other intangible assets came to €1,389 million (2004: €1,251 million).

Receipts related to investments came to €1,189 million. This figure primarily included the scheduled repayment of loans following the spin-off of LANXESS, the expiration of currency-hedging derivatives and the sale of the LANXESS convertible bond with a nominal volume of €200 million. Receipts from sales of property, plant and equipment totaled €398 million, including approximately €230 million from the divestment of the plasma business in the first quarter of 2005.

Net cash used in financing activities

The net cash outflow of €1,881 million (2004: €761 million) for financing activities included €440 million in dividend payments, €787 million in interest payments and €654 million in net repayments of borrowings. In the third quarter, taking advantage of favorable market conditions, Bayer AG successfully placed a subordinated 100-year hybrid bond in the nominal amount of €1.3 billion, bearing a 5% coupon. At the same time, part of the 5.375% Eurobond due on April 10, 2007 was repurchased early. The repurchased volume had a face value of approximately €860 million. The increase in interest paid was primarily due to one-time charges of €56 million incurred on this transaction.

Including marketable securities and other instruments, the Group had liquid assets of €3,523 million on December 31, 2005. This total includes an amount of €253 million that was deposited in escrow accounts to be used exclusively for payments relating to antitrust fines and civil law settlements.

Balance Sheet

Total assets decreased by €0.9 billion from the end of the previous year, to €36.7 billion, mainly because of the spin-off of LANXESS. Assets of Bayer’s continuing operations increased by €3.9 billion compared to the end of 2004, chiefly due to the acquisition of the Roche OTC business and to currency translation effects. The goodwill and other intangible assets reflected in noncurrent assets rose by €1.7 billion overall. Of this amount, brands acquired as a result of the Roche OTC acquisition, such as Aleve®, Bepanthen®, Redoxon®, Rennie® and Supradyn®, accounted for about €1.1 billion, and goodwill for €0.6 billion.

Current assets showed a slight 3.9% increase, due primarily to the currency-related – and thus non-cash – increase in inventories and receivables.

Stockholders’ equity expanded by €0.2 billion to €11.2 billion. The spin-off of LANXESS early in the year resulted in a reduction of €1.1 billion, while the dividend payment diminished stockholders’ equity by €0.4 billion and the change in pension provisions, which did not affect the income statement, led to a €0.7 billion decline. Group net income came to €1.6 billion, while positive currency effects added €0.9 billion to stockholders’ equity. Equity coverage of total assets for 2005 thus came to 30.4% on December 31, 2005 (2004: 29.1%).

Liabilities from continuing operations grew by €1.3 billion compared to December 31, 2004, to €25.6 billion, the largest factor here being the €1.0 billion increase in pension provisions. The changes in actuarial losses in 2005 (IAS 19 revised) accounted for €1.3 billion. These losses were due mainly to the decrease in the interest rates used for discounting purposes in 2005. Current liabilities rose by €0.1 billion, or 1.2%. While total financial liabilities declined, there were increases in the other provisions and in trade accounts payable.

Interim and other financial information

For the financial information on the first quarter 2006, see the relevant sections in the Interim Report of Bayer Group incorporated by reference into this Prospectus.

Legal and arbitration proceedings

Bayer is involved in a number of legal proceedings. As a global company active in a wide range of life sciences and chemical activities, Bayer may in the ordinary course of business become involved in proceedings relating to such matters as:

•                  product liability;

•                  competition and antitrust;

•                  patent validity and infringement;

•                  tax assessments; and

•                  past waste disposal practices and release of chemicals into the environment.

The following discussion, although not an exhaustive list of claims or proceedings in which Bayer AG or its subsidiaries are involved, nevertheless describes what Bayer believes to be the most significant of those claims and proceedings. Subsequent developments in any pending matter, as well as additional claims that may arise from time to time, including additional claims similar to those described below, could become significant to Bayer. References to Bayer include claims or proceedings to which Bayer AG and/or one or more of its subsidiaries is a party.

Bayer cannot predict with certainty the outcome of any proceedings in which Bayer is or may become involved. An adverse decision in a lawsuit seeking damages from Bayer, or Bayer’s decision to settle certain cases, could result in monetary payments to the plaintiff and other costs and expenses. If Bayer loses a case in which Bayer seeks to enforce its patent rights or in which Bayer has been accused of infringing another company's patent rights, Bayer will sustain a loss of future revenue if Bayer no longer can sell the product covered by the patent or command prices for the affected products that reflect the exclusivity conferred by the patent. While payments and other costs and expenses Bayer might have to bear as a result of these actions are covered by insurance in some circumstances, the coverage under some of these insurance policies has (as indicated below) been exhausted, and other payments may not be covered by Bayer’s insurance policies in full or at all. Accordingly, each of the legal proceedings described in the following discussion could be significant to Bayer, and the payments, costs and expenses above those already incurred or accrued could have a material adverse effect on Bayer’s results of operations, financial position or cash flows.

Product liability proceedings

Cerivastatin litigation

In August 2001, Bayer voluntarily ceased marketing the anticholesterol product cerivastatin (marketed in the United States and Canada under the trade name Baycol) in response to reports of serious side effects in some patients. Claims for compensation have been made against Bayer in several countries. Many lawsuits were filed, primarily in the United States and Canada. It is possible that additional lawsuits may be filed in the United States and elsewhere.

U.S. litigation. As of March 31, 2006, approximately 4,900 lawsuits were pending in the United States in both federal and state courts against Bayer, including putative class actions. The actions in the United States have been based primarily on theories of product liability, consumer fraud, predatory pricing and unjust enrichment. These lawsuits seek remedies including compensatory and punitive damages, disgorgement of funds received from the marketing and sale of Baycol and the establishment of a trust fund to finance the medical monitoring of former Baycol users. The federal cases were transferred to federal district court in Minnesota for coordinated discovery and other pre-trial proceedings. This court denied a motion for certification of nationwide personal injury, medical monitoring and economic refund classes on September 17, 2003. A motion to certify a class of persons claiming personal injuries was also denied by an Illinois state court. A Pennsylvania state court, which had certified a class of Pennsylvania residents who took Baycol and sought medical monitoring, granted judgment in favor of Bayer and denied all claims of the class. That same court certified a class of third party payors who allegedly suffered economic loss because the withdrawal of Baycol caused them to incur costs for unused medicine and expenses related to their patients changing to another medicine. Bayer has reached agreement to settle this matter. A state court in Oklahoma certified a class of Oklahoma residents who took Baycol and sustained muscular/skeletal injuries as a result, and its decision has been upheld by the appellate courts. A state court in Illinois has certified a class of Illinois residents who purchased Baycol and who do not claim any personal injury. This class seeks monetary damages under the Illinois consumer protection law. The certification of a class is unrelated to a determination of Bayer’s liability.

Five U.S. cases have been tried to date to final judgment, all of which resulted in verdicts in Bayer’s favor.

In January 2004, Bayer Corporation received a subpoena for documents principally relating to Baycol from the Defense Criminal Investigative Service of the U.S. Department of Defense Inspector General followed by a related subpoena issued by the U.S. Attorney for New Jersey in February 2006. Prior to the withdrawal of Baycol, Bayer had a contract with the Department to provide it with a supply of Baycol. The investigation is a joint Department of Defense/Food and Drug Administration inquiry relating to Baycol. Bayer is not aware of any charges or complaints filed in connection with this inquiry. Bayer believes it acted responsibly and fulfilled its responsibilities to the U.S. government, and has cooperated in the investigation, including by providing the information requested. Since April 2004, Bayer also has received civil investigative demands from 26 states seeking documents regarding the marketing of Baycol. These state investigations are being conducted pursuant to consumer protection laws. Bayer is not aware of any complaints filed in connection with these state investigations. In some countries, criminal proceedings have been initiated by the relevant authorities. Bayer believes that it acted responsibly in the marketing of Baycol and will cooperate in providing the information requested.

Litigation in other countries. As of March 31, 2006, 73 actions were pending against Bayer companies in other countries, including class actions in Canada. Settlement agreements were entered into in January and March 2004 with lawyers representing plaintiffs in Ontario, Quebec and British Columbia who ingested Baycol. These agreements together establish a procedure to resolve claims of all Canadian residents arising from the alleged contraction of rhabdomyolysis from Baycol. However, in 2004 and 2005, provincial courts in Newfoundland and Manitoba granted motions to certify classes for residents of all Canadian provinces except for Québec and Saskatchewan, who claim personal injury from Baycol other than rhabdomyolysis. Bayer's requests for leave to appeal these class certifications have been denied and these cases will proceed as class actions.

Impact of cerivastatin litigation on Bayer. Without acknowledging any liability, Bayer has settled approximately 3,100 cases worldwide as of March 31, 2006, resulting in settlement payments of approximately U.S.$ 1.150 billion. Bayer will continue, on a voluntary basis and without concession of liability, to offer fair compensation to people who experienced serious side effects while taking cerivastatin.

After more than four years of litigation Bayer is currently aware of fewer than 50 cases in the United

States that in Bayer’s opinion hold a potential for settlement, although Bayer cannot rule out the possibility that additional cases involving serious side effects from cerivastatin may come to Bayer’s attention. In cases where an examination of the facts indicates that cerivastatin played no part in the patient's medical situation, or where a settlement is not achieved, Bayer will continue to defend itself vigorously. Bayer believes it has meritorious defenses in these actions.

Following an agreement reached with the majority of the insurers in the cerivastatin litigation, Bayer established provisions in 2003 that resulted in a charge to the operating result of €300 million, reflecting an excess of the expected payments including defense costs over the expected insurance coverage. All insurers have since acceded to this agreement and have withdrawn their reservations of rights. As a result of updated facts in ongoing cases, further charges of €47 million and €43 million to the operating result were recorded in 2004 and 2005, respectively, each in respect of settlements already concluded or expected to be concluded and anticipated defense costs. In addition, Bayer recorded charges of €4.7 million to the operating result in the first quarter 2006 in respect of settlements expected to be concluded and anticipated defense costs.

Due to the considerable uncertainty associated with the cerivastatin litigation, it is currently not possible to estimate the potential liability. Since the existing insurance coverage is exhausted, Bayer could incur further costs that are not covered by the provisions already established. Bayer will regularly review the necessity of further provisions and related charges to the operating result as the cerivastatin litigation proceeds.

In the United States, Bayer co-promoted Baycol with SmithKline Beecham Corporation. SmithKline Beecham Corporation and Bayer have signed an allocation agreement under which SmithKline Beecham has agreed to pay five percent of all settlements and compensatory damage judgments arising out of actions based on the sale or distribution of Baycol in the United States, with each party responsible for paying its own attorneys' fees.

Blood plasma products litigation

HIV-related actions. Since the 1980's, Bayer, as well as other fractionators of plasma products, have been involved in lawsuits alleging that hemophiliacs became infected with the human immunodeficiency virus (HIV), or ultimately developed AIDS, by using allegedly infected clotting factor concentrates derived from human plasma. Plaintiffs brought actions on these grounds in the United States, Ireland, Italy, Taiwan, Argentina, Canada, Japan and Germany. All of the actions brought on these grounds by residents of the United States have been resolved. Actions brought on these grounds outside the United States are still pending. Bayer has established provisions in respect of this litigation in the amount of U.S.$12 million.

HIV/HCV-related actions. In 2003, a putative class action against Bayer and other manufacturers was filed in the United States on behalf of U.S. residents claiming compensation for HCV (hepatitis C virus) infections and non-U.S. residents claiming compensation for HIV and/or HCV infections allegedly acquired through blood plasma products manufactured in the United States. The court denied the plaintiffs' motion to certify a class. Prior to and since the denial of class certification, U.S. and non-U.S. residents filed additional cases involving multiple plaintiffs against Bayer and other manufacturers, claiming compensation for HIV and/or HCV infections allegedly acquired through blood plasma products manufactured in the United States. All of these matters have been filed in or transferred to federal district court in Illinois for coordinated proceedings. On January 5, 2006, the court granted defendants' motion, on the basis of forum non conveniens, to dismiss the claims of the eight residents of the United Kingdom who are plaintiffs in one of the cases. On February 3, 2006 plaintiffs' counsel appealed the ruling to the United States Court of Appeals for the Seventh Circuit.

Bayer believes that it has meritorious defenses in the blood plasma products litigation and intends to defend it vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability and Bayer will regularly consider the need to establish provisions as the proceedings continue.

Phenylpropanolamine litigation

In late 2000, Bayer voluntarily discontinued marketing over-the-counter cough and cold remedies containing the decongestant phenylpropanolamine (PPA) in the United States in response to a recommendation from the FDA that manufacturers voluntarily discontinue marketing products containing PPA. The FDA issued this recommendation after one epidemiological study suggested a possible association between PPA and hemorrhagic stroke.

As of March 31, 2006, 204 lawsuits were pending in U.S. federal and state courts against Bayer, of which 135 name Bayer as the only manufacturing defendant. An additional 275 cases are on appeal in federal court after the plaintiffs' claims had been dismissed for failure to comply with procedural requirements. The federal appellate court recently decided several cases on appeal, affirming the dismissal of some and reversing the trial court’s dismissal of others. No lawsuits have been filed outside the United States.

The PPA claims primarily relate to compensation for alleged damage to health and personal injury, breach of warranty, negligent and reckless misrepresentation, entitlement to subsequent monitoring, reimbursement of the purchase price, and conspiracy to defraud and fraudulently conceal. Claims for punitive damages have also been filed.

Three state cases have proceeded to trial. Two have resulted in defense verdicts for Bayer. In one case, the plaintiff was awarded damages of U.S.$400,000. This case was settled in July 2005 while on appeal.

Bayer believes it has meritorious defenses in these actions and intends to defend them vigorously. As of March 31, 2006, Bayer had settled 289 cases resulting in payments of approximately U.S.$46.6 million, without acknowledging any liability. Bayer will continue, on a voluntary basis and without concession of liability, to offer fair compensation to people who suffered hemorrhagic stroke while taking a Bayer product containing PPA. Through December 31, 2005, Bayer had recorded a charge to the operating result in the amount of €78 million, of which €62 million were recorded in 2005 and €16 million in 2004. Such charges were for settlements already concluded or expected to be concluded, and defense costs which exceed the amount of existing insurance coverage.

Due to the considerable uncertainty associated with these proceedings, it is currently not possible to further estimate potential payments with respect to the remaining pending PPA cases and thus additional provisions for such potential payments have not yet been made. Future insurance coverage for expenses incurred and damages suffered as a result of the PPA litigation is limited to €0.05 for each €1.00 incurred. Accordingly, Bayer could incur further costs that are not covered by the provisions already established. Bayer will regularly review the necessity of further provisions and related charges to the operating result as the proceedings continue.

Thimerosal litigation

Bayer Corporation is a defendant in 9 lawsuits filed in various state and U.S. federal courts by or on behalf of persons alleging injuries from the use of Bayer products containing thimerosal, specifically immunoglobulin therapies. Other cases involving thimerosal in over-the-counter nasal spray products have been dismissed. Numerous manufacturers used thimerosal as preservative agents in vaccines and other medical products. Plaintiffs allege that use of products containing these compounds has caused autism, neurodevelopmental disorders and other injuries. They are requesting various remedies for the allegedly resulting injuries including compensatory, punitive and statutory damages and funding for medical monitoring and research. Additional cases may be filed. Bayer believes it has meritorious defenses in these actions and intends to defend them vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Isocyanate litigation

Bayer is a defendant in three Alabama state court isocyanate cases. Collectively the cases involve the claims of more than 1,600 plaintiffs who allege personal injuries (primarily respiratory) caused by exposure to diphenylmethane diisocyanate (“MDI”) from products supplied by Bayer and other co-defendants. The products were used in underground coal mines in Alabama where the plaintiffs worked. Bayer's co-defendants include two other MDI manufacturers, several distributors and contracting companies that used MDI-containing products in those mines. Plaintiffs assert claims of negligence, wantonness, outrage, failure to warn, misrepresentation, concealment, breach of warranties and conspiracy. Punitive damages are sought.

The trial court has entered an order sanctioning Bayer for allegedly failing to properly respond to discovery, and has entered a default judgement holding Bayer liable for damages if proven at trial. Bayer has filed a petition asking the Alabama Supreme Court to stay the trial and reverse the trial court’s order. Bayer will not be allowed to fully present its defenses if the Alabama Supreme court does not reverse the non-final default judgement entered by the trial court. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Bayer is a defendant in a purported class action filed in federal district court in Alabama. Bayer's co-defendants include isocyanate trade associations, MDI manufacturers, several distributors and contracting companies that used MDI-containing products in the underground coal mines where plaintiffs worked. The case was filed by 15 individual plaintiffs on behalf of themselves and a class of all similarly situated coal miners in the United States seeking redress for alleged personal injuries, declaratory and injunctive relief as a result of their alleged exposure. Plaintiffs likewise allege that they are entitled to medical monitoring for injuries that may manifest themselves in the future as a result of past MDI exposure.

Bayer believes it has meritorious defenses in these actions and intends to defend them vigorously. Bayer may not be allowed to fully present its defenses in the state court cases if the Alabama Supreme Court does not reverse the non-final default judgment entered by the trial court. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Proceedings involving Imidacloprid

In the United States, keepers of honeybees and honeybee hives have filed a putative class action lawsuit against Bayer in the U.S. District Court for the Middle District of Pennsylvania alleging that imidacloprid caused damage to their honeybees, to the honey, the wax and the beekeeping equipment. In June 2005, the court denied plaintiffs' motion to certify this matter as a class action. With the court's action, nine individual plaintiff lawsuits remain. Bayer believes that it has meritorious defenses in these actions and intends to defend them vigorously. Bayer believes, however, the aggregate amount of damages alleged in these individual lawsuits is not material.

Antitrust proceedings

Proceedings involving former rubber-related lines of business

Government investigations. Bayer is the subject of criminal and civil investigations conducted by the Antitrust Division of the U.S. Department of Justice (“DOJ”), the Directorate General for Competition of the European Commission (“EC”), and the Canadian Competition Bureau (“CCB”) (collectively, the “Competition Authorities”). The Competition Authorities are investigating potential violations of their respective antitrust or competition laws involving certain of Bayer's former rubber-related lines of business.

Since September 2002, the DOJ has undertaken criminal grand jury investigations of potential antitrust violations involving Bayer's former rubber chemicals, ethylene propylene diene monomer (“EPDM”) synthetic rubber, and acrylonitrile butadiene rubber (“NBR”) synthetic rubber lines of business. To settle charges related to allegations that its former rubber chemicals business unit engaged in anti-competitive activities between 1995 and 2001, Bayer pleaded guilty and paid a fine of U.S.$66 million. To settle charges related to allegations that its former NBR business unit engaged in anti-competitive activities between May and December 2002, Bayer pleaded guilty and paid a fine of U.S.$4.7 million. The two agreements resolve all criminal charges against Bayer in the United States for activities related to its former rubber chemicals and NBR business. The DOJ investigation into potential antitrust violations involving EPDM remains ongoing.

The CCB is conducting criminal investigations of potential violations of Canadian competition laws involving Bayer's former rubber chemicals, EPDM and NBR lines of business. Bayer is in the process of negotiating settlement agreements with the CCB that would resolve all charges in Canada related to allegations that its former rubber chemicals and NBR business units engaged in anti-competitive activities between 1995 and 2001 and between May and December 2002, respectively. The CCB's investigation into potential antitrust violations involving EPDM remains ongoing.

The DOJ and the CCB have also launched criminal investigations of possible anti-competitive behavior involving a further product attributable to the former rubber-related lines of business. The DOJ and the CCB have granted conditional amnesty from the imposition of criminal liability in connection with these investigations. Conditional amnesty requires continued cooperation by Bayer.

The EC has been conducting investigations of and initiated respective proceedings regarding potential violations of European competition laws involving Bayer's former rubber chemicals, EPDM and NBR lines of business. In December 2005, the EC imposed on Bayer, and in March 2006 Bayer paid, a fine of €58.9 million on Bayer in concluding the rubber chemicals proceeding. The EC investigations into potential antitrust violations involving EPDM and NBR remain ongoing. Bayer is cooperating with the EC and the antitrust authorities of certain member states of the EU with respect to their investigations of possible anti-competitive behavior involving several additional products attributable to Bayer's former rubber-related lines of business. The EC and certain member state authorities have granted conditional amnesty from the imposition of fines in connection with the investigations involving these additional products. Conditional amnesty requires continued cooperation by Bayer.

Civil litigation. Bayer has been named, among others, as a defendant in multiple putative class action lawsuits in various state courts in the United States and as a defendant in lawsuits including multiple putative class actions pending before various federal courts in the United States. The actions involve rubber chemicals, EPDM, NBR and polychloroprene rubber (“CR”). In the state court actions, the plaintiffs have alleged violations based on the defendants' purported participation in a conspiracy to fix prices and seek damages as indirect purchasers of the allegedly affected products. In the federal court actions, the plaintiffs have alleged the defendants' participation in a conspiracy to fix the prices and/or to allocate markets and customers for the sale of the allegedly affected products and seek damages as direct purchasers of those products. Bayer has reached agreements or agreements in principle to settle a number of these court actions. Certain of these agreements, once finalized, remain subject to court approval. The foregoing settlements do not resolve all of the pending civil litigation with respect to the aforementioned products, nor do they preclude the bringing of additional claims.

Bayer also has been named, among others, as a defendant in multiple putative class action lawsuits in three Canadian courts. The actions involve rubber chemicals, EPDM, NBR and CR. In the Canadian actions, the plaintiffs have alleged violations based on the defendants' alleged participation in a conspiracy to fix prices, and the Canadian plaintiffs seek damages as direct and indirect purchasers of the allegedly affected products. These proceedings are at various preliminary stages.

Proceedings involving polyester polyols, urethanes and urethane chemicals

Government investigation. Bayer Corporation was the subject of a criminal antitrust investigation by the DOJ involving allegations that it had engaged in anti-competitive activities from February 1998 through December 2002 with respect to adipic-based polyester polyols. Under the terms of a September 2004 settlement agreement with the DOJ, Bayer Corporation pleaded guilty and paid a fine of U.S.$33 million. The agreement resolves all criminal charges against Bayer Corporation in the United States for activities related to its adipic-based polyester polyols business. The CCB in Canada is conducting a similar investigation.

Civil litigation. Bayer has been named, among others, as a defendant in multiple putative class action lawsuits in various state courts in the United States and as a defendant in lawsuits including multiple putative class action lawsuits which have been consolidated in federal district court in Kansas, involving allegations of price fixing with respect to polyester polyols and/or urethanes and urethane chemicals. Plaintiffs in the federal court actions seek damages on behalf of direct purchasers of polyester polyols and related polyurethane systems, while plaintiffs in the state court actions seek damages on behalf of indirect purchasers of products that contain urethanes and urethane chemicals. These cases are at various preliminary stages.

Bayer also has been named, among others, as a defendant in putative class action lawsuits involving polyester polyols in two Canadian courts, involving allegations of a price fixing conspiracy. The Canadian plaintiffs seek damages on behalf of a class of direct and indirect purchasers of the allegedly affected products. These cases are at various preliminary stages.

Proceedings involving polyether polyols and other precursors for urethane end-use products

Government investigation. On February 16, 2006, Bayer Corporation was served with a subpoena by the DOJ seeking information relating to the manufacture and sale of methylene diphenyl diisocyanate (MDI), toluene diisocyanate (TDI) and polyether polyols and related systems. Bayer Corporation will cooperate with the DOJ in connection with the subpoena.

Civil litigation. Bayer has also been named, among others, as a defendant in multiple putative class action lawsuits which have been consolidated in federal district court in Kansas, involving allegations of price fixing of, inter alia, polyether polyols and certain other precursors for urethane end-use products. These matters are at an early stage, and a motion to dismiss the consolidated action is currently pending. Bayer has reached an agreement to settle all of the class action cases, subject to court approval, relating to polyether polyols, MDI and TDI (and related systems) direct purchaser claims. The foregoing settlement does not resolve all of the pending civil litigation with respect to the aforementioned products, nor does it preclude the bringing of additional claims.

Impact of rubber-related and urethane-related antitrust proceedings on Bayer

In consideration of the portion allocated to LANXESS, expenses in the amount of €336 million were accrued in the course of 2005 which led to the establishment of a provision for the previously described civil proceedings in the amount of €285 million as of December 31, 2005. This provision has been partially adjusted upon payment of certain settlement amounts and is at €250 million as of March 31, 2006. After payment of the fine imposed by the EC in the rubber chemicals proceeding Bayer still has a provision of €21 million in respect of the rubber-related EU proceedings noted above, although a reliable estimate cannot be made as to the actual amount of any additional fines.

These provisions taken may not be sufficient to cover the ultimate outcome of the above-described matters. The amount of provisions established in 2005 for civil claims was based on the expected payments under the settlement agreements or agreements in principle described above. In the case of proposed settlements in civil matters which have been asserted as class actions, members of the putative classes have the right to "opt out" of the class, meaning that they elect not to participate in the settlement. Plaintiffs that opt out are not bound by the terms of the settlement and have the right to independently bring individual actions in their own names to recover damages they allegedly suffered. Bayer cannot predict the size or impact of the opt-out groups, if any, on the settlement agreements recently approved or awaiting court approval.

Bayer will continue to pursue settlements that in its view are warranted. In cases where settlement is not achievable, Bayer will continue to defend itself vigorously.

The financial risk associated with the rubber-related and urethane-related antitrust proceedings described above beyond the amounts already paid and the financial provisions already established is currently not quantifiable due to the considerable uncertainty associated with these proceedings. Consequently, no provisions other than those described above have been established. The Company expects that, in the course of the regulatory proceedings and civil damages suits, additional charges, which are currently not quantifiable, will become necessary.

Additionally, Bayer and its former affiliate LANXESS AG entered into a master agreement, dated September 22, 2004, pursuant to which the parties, among other things, apportion liability for certain of the antitrust proceedings described above.

Proceedings involving Ciprofloxacin

In January 1997, Bayer settled a patent infringement suit it brought in the United States against Barr Laboratories, Inc. This suit had arisen when Barr filed an Abbreviated New Drug Application (“ANDA”) (IV) seeking regulatory approval of a generic form of Bayer's ciprofloxacin anti-infective product, which Bayer sells in the United States under the trademark Cipro®. Shortly after settling this suit, Bayer applied to the U.S. Patent and Trademark Office for re-examination of its patent. The Patent and Trademark Office reissued the patent in February 1999. In addition, Bayer's Cipro® patent was the subject of additional patent invalidity challenges litigated in the U.S. federal district courts and in each instance, the validity of Bayer's patent was upheld. The patent expired in December 2003.

Since July 2000, Bayer has been named as one of several defendants in 39 putative class action lawsuits, one individual lawsuit and one consumer protection group lawsuit (which has since been dismissed) filed in a number of state and federal courts in the United States. The plaintiffs in these suits allege that they are direct or indirect purchasers of Cipro® who were damaged because Bayer's settlement of the Barr ANDA (IV) litigation prevented generic manufacturers from selling a generic version of Cipro®. The plaintiffs allege that the settlement violated various federal antitrust and state business, antitrust, unfair trade practices, and consumer protection statutes, and seek treble damages and injunctive relief. The Barr settlement is also the subject of an ongoing antitrust investigation by the U.S. Federal Trade Commission and a number of state attorneys general.

All the actions pending in federal court were consolidated in federal district court in New York in a multidistrict litigation (MDL) proceeding. In May 2004, Bayer moved for summary judgment on all of plaintiffs' antitrust claims in the consolidated cases brought by direct purchaser and indirect purchaser plaintiffs pending in that court, including certain plaintiffs' claims related to Bayer's actions during the prosecution of the Cipro® patent in the U.S. Patent and Trademark Office and its enforcement against third party infringers. Bayer also moved to dismiss those plaintiffs' patent-related claims on grounds that these claims do not state a claim for relief under the antitrust laws. The direct purchaser plaintiffs filed a cross-motion seeking summary judgment on certain liability issues. On March 31, 2005, the court granted Bayer's motion for summary judgment and dismissed all of plaintiffs' claims in the MDL proceeding. The plaintiffs are appealing this decision.

The remaining lawsuits consist of a class action lawsuit brought on behalf of indirect purchasers in California state court, as well as putative class action lawsuits in Florida, New York, Kansas, Tennessee and Wisconsin. The New York and Wisconsin cases have been dismissed by the trial courts and plaintiffs have appealed the dismissals. On December 13, 2005, the New York intermediate appellate court affirmed dismissal of the New York class action suit. The California and Kansas cases have been stayed. Bayer Corporation filed an answer in the Florida state court action, and there has been no subsequent activity in that case. A motion to dismiss is pending in the Tennessee state court proceeding.

These cases may involve joint and several liability among the defendants, in the aggregate allege substantial unquantified damages and also seek treble and punitive damages and penalties. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability. However, Bayer believes that it have meritorious defenses to the above-described proceedings and intends to defend them vigorously. Bayer will regularly consider the need to establish provisions as the proceedings continue.

Proceedings involving Premise®

Bayer and BASF Corporation, are named as defendants in a putative nationwide class action pending in federal court in North Carolina. Plaintiff alleges that Bayer conspired with intermediaries to fix the price at which those intermediaries resold the Bayer product Premise® to pest control operators and that Bayer conspired with BASF Corporation to utilize an agency system for distributing Premise® (and BASF's termiticide), permitting them to maintain prices at high levels in violation of the Sherman Act. The plaintiff asserts that it is entitled to recover on behalf of the proposed class a total amount in excess of U.S. $200 million (subject to trebling and the addition of plaintiff's antitrust fees, under the antitrust laws). Formal discovery has commenced, but plaintiff has not yet moved for certification of the putative class.

Bayer believes that it has meritorious defenses in the proceedings involving Premise® and intends to defend them vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Average wholesale price manipulation proceedings

Sixty-two pending lawsuits allege that a number of pharmaceutical companies, including Bayer,

manipulated the average wholesale price (“AWP”) and/or Medicaid best price of their products resulting in overcharges to Medicare beneficiaries, Medicaid recipients, state governmental health programs, private health plans and privately insured patients. These suits generally seek damages, treble damages, disgorgement of profits, restitution and attorney's fees. Some of these purported class actions allege injury to patients or payors. However, no class has yet been certified against Bayer. In addition, suits have been filed by the attorneys general of eight states as well as the City of New York and numerous New York counties. These suits generally seek to recover for excess costs incurred by the governmental entities and their constituents as a result of the alleged overcharges. Discovery is proceeding.

The claims of four states have been dismissed based on Bayer’s settlement of earlier AWP litigation. Bayer believes that it has meritorious defenses in the remaining actions and intends to defend them vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability. Bayer will regularly consider the need to establish provisions as the proceedings continue.

Patent validity challenges and infringement proceedings

Proceedings involving Moxifloxacin

In February 2004, Bayer received a notice letter pursuant to the Hatch-Waxman Act from the generic manufacturers Dr. Reddy's Laboratories, Ltd. and Dr. Reddy's Laboratories, Inc. stating that they had filed an ANDA with the U.S. FDA seeking regulatory marketing approval for allegedly bioequivalent versions of Avelox®, Bayer’s respiratory tract anti-infective, prior to the expiration of one or more patents covering Avelox® and/or its use. Dr. Reddy's sought the approval for its generic product prior to the expiration of three Bayer patents protecting the active ingredient of Avelox®, moxifloxacin, which expire on December 8, 2011, March 4, 2014, and December 5, 2016, respectively. Bayer filed a patent infringement suit against Dr. Reddy's Laboratories, Ltd. and Dr. Reddy's Laboratories Inc. in the United States District Court for the District of Delaware alleging infringement of the first two U.S. patents listed above. Dr. Reddy's alleged that the patents are invalid, not infringed and unenforceable.

A trial has been scheduled for August 7, 2006. Dr. Reddy’s has stipulated that its proposed generic product would infringe certain of the patent claims in each of the patents which Bayer is asserting in this case. If the court rules that the patents are invalid or unenforceable, the FDA may grant approval immediately. If, on the other hand, the court rules that the patents are not invalid or unenforceable, and the ruling takes place before the FDA 30-month stay expires, the FDA may not grant final approval until the original patents have expired. The Court has extended the expiration of the 30-month stay until October 21, 2007. Bayer believes that it has meritorious claims and defenses in this action and intends to defend Bayer's patents vigorously.

Bayer received separate notice letters from two other generic manufacturers, each stating that it had filed an ANDA seeking regulatory marketing approval for a generic version of Avelox®. Each sought approval of its generic product to be effective after the first two Bayer patents listed above had expired but prior to the expiration of the third patent listed above. Bayer has not filed actions against either manufacturer.

On February 24, 2006, Bayer received a notice letter pursuant to the Hatch-Waxman Act from generic manufacturer Teva Pharmaceuticals USA, Inc., stating that it had filed an Abbreviated New Drug Application (ANDA) with the FDA seeking regulatory marketing approval for allegedly bioequivalent versions of Vigamox®, an ophthalmic preparation of Bayer’s anti-infective compound moxifloxacin sold by Alcon Laboratories Inc. under license from Bayer, prior to the expiration of one or more patents covering moxifloxacin, and/or its use. The relevant Bayer patents expire on December 8, 2011 and March 4, 2014. On April 5, 2006, Bayer HealthCare AG, Alcon, Inc. and Alcon Manufacturing, Ltd. filed a patent infringement suit against Teva in the U.S. District Court for the District of Delaware.

Proceedings involving Kogenate

Patent-related. In April 2003, two affiliates of Aventis, A. Nattermann & Cie GmbH and Aventis Behring LLC, filed a lawsuit against Bayer in federal district court in Pennsylvania alleging that Bayer's manufacture and distribution of Kogenate® constitutes an infringement of U.S. Patent No. 5,565,427, expiring in 2013. Bayer denied that allegation and averred that the patent is invalid or that Bayer's contract with Aventis Behring for the supply to them of a recombinant factor VIII product known as Helixate® includes any necessary license. After re-examination of the patent, the U.S. Patent and Trademark Office has indicated its intent to issue a re-examination certificate. Discovery in this matter is proceeding. Bayer believes it has meritorious defenses in this action and intends to defend it vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Contract-related. In December 2003, Aventis Behring filed suit against Bayer in state court in Pennsylvania, alleging that Aventis Behring has been damaged as a result of Bayer's breach of a contract to supply Aventis Behring with agreed-upon quantities of Helixate®. Discovery in this matter is ongoing. Bayer believes it has meritorious defenses in this action and intends to defend it vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Proceeding involving blood glucose monitors

In August 2005, Abbott commenced a lawsuit in a federal district court in California against Bayer and Roche Diagnostics alleging infringement of two of Abbott's U.S. patents relating to blood glucose monitoring devices. The Bayer product accused of infringing the Abbott patents is the Ascensia® Contour® system, which is supplied to Bayer by Matsushita. Bayer believes that it has meritorious defenses in this action and intends to defend it vigorously. Due to the considerable uncertainty associated with this proceeding, it is currently not possible to estimate potential liability. Matsushita is contractually obligated to indemnify Bayer against the potential liability with respect to this claim, as well as defense costs, and management expects Bayer to be reimbursed by Matsushita for a substantial portion of all such costs and liability, if any.

Advia Centaur®-related actions

Patent-related action. In February 2003, Bayer HealthCare LLC sued Abbott Laboratories in the U.S. District Court for the District of Delaware alleging that Abbott's Architect® immunoassay analyzer infringes four Bayer U.S. patents protecting Bayer's ACS:180® SE Automated Chemiluminescence System. A jury trial in this case was scheduled for late 2005. In September 2004, Abbott filed suit in the U.S. District Court for the District of Delaware against Bayer HealthCare LLC and Bayer Corporation alleging that Bayer is infringing three U.S. patents by the operation of Bayer's Advia Centaur® Immunoassay System. In mid-2005, Abbott voluntarily withdrew its countersuit against Bayer. In November 2005, the parties settled Bayer's case against Abbott.

Versant® Diagnostic Assays related actions

Gen-Probe Inc. has filed two lawsuits in federal court alleging that Bayer, through the marketing and sale of certain Versant® assays for the detection of Hepatitis-C and HIV-related viruses, is willfully infringing certain patents owned by Gen-Probe. Gen-Probe seeks recovery of an unspecified amount in damages, which may be subject to enhancement to up to three times the amount of any actual damages found or assessed, as well as injunctive relief. Bayer believes that it has meritorious defenses in these proceedings and intends to defend them vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.

Securities litigation

Bayer AG and Bayer Corporation, along with two of their current or former officers, have been named as defendants in a class action lawsuit pending in the U.S. District Court for the Southern District of New York. The lawsuit alleges violations of the U.S. securities laws and asserts that the defendants made false and misleading statements and omissions with respect to the commercial prospects, safety and efficacy of Bayer’s cerivastatin anticholesterol products and with respect to the extent of the potential product liability exposure following Bayer’s voluntary decision to cease marketing and to withdraw these products in August 2001. Plaintiffs sought unspecified damages on behalf of a class of all persons who purchased Bayer AG stock (including Bayer AG American Depository Receipts) between August 4, 2000 and February 21, 2003 at allegedly inflated prices. On September 14, 2005, the court dismissed with prejudice the claims of non-U.S.

purchasers of Bayer AG stock on non-U.S. exchanges. On February 24, 2006, the court certified a class of all persons who during the period from August 4, 2000 through and including February 21, 2003 either (a) purchased Bayer AG shares on the U.S. over the counter market or purchased ADRs on the New York Stock Exchange, regardless of the purchaser's country of residence at the time of the purchase; or (b) purchased Bayer AG shares or ADRs on any other stock exchange, and the purchaser was a resident or citizen of the U.S. at the time of purchase. Bayer believes that it has meritorious defenses in this action and intends to defend it vigorously. Due to the considerable uncertainty associated with this proceeding, it is currently not possible to estimate potential liability.

Asbestos litigation

Bayer is a defendant in asbestos cases in the United States which allege that Bayer, along with other premises defendants, employed contractors at industrial sites where they were exposed to asbestos and were injured. Plaintiffs contend that Bayer failed to warn or protect them from the known hazards of asbestos during the 1960s, 1970s and 1980s. The majority of cases are pending in West Virginia and Texas.

A Bayer subsidiary in the United States also is the legal successor to entities that sold asbestos-containing products from the 1940s until 1976 and is named as a defendant in asbestos-related litigation. Bayer is and has been fully indemnified for its costs with respect to this litigation by Union Carbide. Union Carbide continues to accept Bayer's tender of these cases, and it defends and settles them in Bayer's name, in its own name and in the name of the several predecessor companies to Bayer.

Bayer believes that it has meritorious defenses in these actions and intends to defend them vigorously. Without acknowledging any liability, Bayer has settled a number of these cases in the past. Bayer may, on a case-by-case basis, settle additional cases for reasonable amounts when, in Bayer’s judgment, settlement is economically feasible given the risks and costs inherent in the litigation. Bayer has made what Bayer believes to be appropriate provisions in light of Bayer’s experience in handling these cases.

Other commercial proceedings

Lyondell Arbitration

Bayer asserted claims against Lyondell Chemical Company and/or certain of its subsidiaries (“Lyondell”) in a binding arbitration proceeding in connection with the parties' joint venture in the manufacture of propylene oxide. Lyondell counterclaimed against Bayer. On April 6, 2006, the arbitration panel issued a ruling denying Bayer’s claim and affirming Lyondell’s counterclaims. The Panel awarded Lyondell approximately U.S.$ 144 million for the time period ending June 30, 2005. This amount does not include attorneys’ fees, post-judgment interest, or other charges, which have yet to be considered or determined. Until March 31, 2006 Bayer has established a provision of U.S.$184 million in total to cover the amounts awarded and estimated fees interest. Additionally, Bayer will regularly review the need to establish provisions consistent with the arbitration ruling and continuing business operations. Bayer will explore all further possibilities for legal recourse in this matter.

Bayer separately has notified Lyondell of its claim for approximately U.S.$94 million in connection with Lyondell's failure to compensate Bayer for taking approximately 351 million pounds of propylene oxide from Bayer's share of capacity under the joint venture. The parties are in the process of exchanging dispute resolution communications concerning this claim.

Proceedings involving Limagrain Genetics Corporation

In July 2004, Bayer, as successor in interest to Rhone Poulenc Inc., was served with a Notice of Arbitration by Limagrain Genetics Corporation, Inc. Limagrain was seeking indemnification from Bayer for liability Limagrain had incurred to a third party, Midwest Oilseeds. This proposed liability arose from a judgment entered against Limagrain, and upheld on appeal, for an alleged breach of a 1986 contract to which Midwest Oilseeds and a former business unit of Rhone Poulenc Inc. were parties. Limagrain sought indemnification for more than U.S.$60 million. A binding arbitration proceeding between Limagrain and Bayer was held in October 2005, and the arbitration panel in March 2006 denied all of Limagrain’s claims. In a parallel proceeding in France, Limagrain has sued Bayer, as successor in interest to Rhone Poulenc

Agrochimie SA, to recover the judgment amount Limagrain is obligated to pay Midwest Oilseeds. Bayer believes that it has meritorious defenses to this action and intends to defend it vigorously.

Significant change in the Issuer’s financial or trading position

Considering the facts listed under “—Recent Developments” as set out below, there has been no material change in the financial or trading position of Bayer Group since the date of the last published interim financial statements (March 31, 2006) and no material adverse change in the prospects of the Bayer Group since the date of the last published audited financial statements (December 31, 2005). Information on any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the prospects for at least the current financial year do not exist.

Recent Developments

With effect from January 1, 2006, the Pharmaceuticals, Biological Products reporting segment was renamed Pharmaceuticals. The activities of the Biological Products division, which existed until December 31, 2005, are now part of the Pharmaceuticals division.

On January 3, 2006, Bayer HealthCare announced its acquisition from GlaxoSmithKline of the European business for the blood pressure treatment telmisartan, which is marketed under the trade names Pritor® and PritorPlus®. The acquired business achieved sales of approximately €65 million in 2005. With this acquisition, Bayer gained the right to market the drug in Italy, Spain, France, Greece, Portugal and additional European markets. It was agreed not to disclose the financial terms of the transaction.

In addition, Bayer HealthCare and Nuvelo Inc. announced on January 5, 2006 that they had entered into a collaboration agreement for the development and commercialization of alfi meprase, a novel blood clot dissolver which is currently in clinical phase III development. Because of the late-stage development status of alfi meprase, Nuvelo received a U.S.$50 million up-front cash payment in January 2006. The company could additionally receive up to U.S.$335 million in milestone payments. Bayer HealthCare will bear 40%, and Nuvelo 60%, of the global development costs. Nuvelo will conduct the clinical development program.

On January 9, 2006, Bayer Innovation GmbH acquired the biotech company Icon Genetics AG, headquartered in Munich, Germany. Icon Genetics discovers innovative methods for the development and use of engineered plants in the manufacture of therapeutically active substances.

In January 2006, two studies published in the medical literature reported an association of Trasylol® (aprotinin) with an increased risk of serious renal dysfunction and cardiovascular/cerebrovascular events (heart failure and stroke) in patients undergoing open-heart surgery. Relevant regulatory authorities are currently reviewing these reports. Based upon the results of these reviews, the authorities will determine what actions may be warranted. Bayer believes that Trasylol® is a safe and effective treatment when used in accordance with the product labeling.

Dr. Wolfgang Plischke was appointed to the Board of Management of Bayer AG with effect from March 1, 2006. Until that date he served as a member of the Bayer HealthCare Executive Committee and head of the Pharmaceuticals Division. Dr. Plischke will succeed Dr. Udo Oels, who ends his active duty following the Annual Stockholders’ Meeting on April 28, 2006.

On April 13, 2006 Bayer AG through a wholly-owned subsidiary launched a voluntary public cash takeover offer (the “Cash Offer”) for all shares of Schering Aktiengesellschaft (“Schering AG,” and together with its consolidated subsidiaries, the “Schering Group”) including all shares represented by American Depository Shares of Schering AG. The Cash Offer is made on the basis of a consideration of €86.00 per Schering AG share in cash. The acceptance period for the offer commenced on April 13, 2006 and will end on May 31, 2006 (24.00 hours German time), unless extended by the offeror. The Cash Offer and the contracts which will come into effect upon acceptance of such offer are subject to certain conditions precedent, in particular but not limited to, (i) the acceptance of the Cash Offer by shareholders of Schering AG holding at least 75% of the aggregate issued and outstanding shares of Schering AG, (ii) no later than by October 31, 2006 the concentration has been cleared, or deemed to have been cleared, by the European Commission and the applicable waiting period(s) under the U.S. Hart-Scott-Rodino Antitrust Improvement

Act of 1976 has (have) expired or has (have) been terminated and (iii) no material adverse change with respect to the business of Schering Group until the expiry of the acceptance period has occurred, and (iv) Schering AG refrained from increasing its registered capital, and neither Schering AG nor any of its subsidiaries shall have sold, alienated, encumbered or otherwise disposed of assets in an aggregate amount in excess of €500 million to any third party or third parties by merger or other transformation, takeover, sale of material parts of business, business combination or similar transaction.

Schering AG is a German stock corporation with its registered seat in Berlin and is registered in the commercial register of the local court of Charlottenburg, Berlin, under 93 HRB 283. The Schering Group is an international pharmaceutical group with more than 150 subsidiaries worldwide and focuses its activities on the following four business areas: Gynecology and Andrology; Diagnostic Imaging; Specialized Therapeutics, and Oncology. The consolidated financial statements of the Schering Group for the financial ended December 31, 2005, which have been prepared pursuant to international accounting standards (IFRS), show sales revenues of €5,308 million, an operating result of €928 million and net income of €624 million. As of December 31, 2005, the Schering Group had 24,658 employees worldwide. The shares of Schering AG trade on the official market of the German stock exchanges in Frankfurt am Main and certain other German stock exchanges and in Switzerland on the stock exchanges in Basel, Geneva and Zurich. The information on the Schering Group contained in this Prospectus is based on the information available to Bayer as of the date of this Prospectus and is predominantely derived from publicly available sources and reports prepared by the Schering Group for regulatory authorities.

In order to ensure that the offeror (through Bayer AG) will have available the required funds to fully consummate the Cash Offer at the time when the payment obligation becomes due, Bayer AG has entered into a bridge facility and a syndicated credit facility in an amount of €7,000 million each. In order to repay the bridge facility and the short-term portion of the syndicated credit facility, equity and debt issuances are contemplated. As part of this repayment plan, Bayer AG intends to issue notes under its existing EMTN Programme. This EMTN Programme has recently been updated and the program limit increased to €10,000 million. The notes will be offered to institutional investors outside the United States in reliance on Regulation S under the U.S. Securities Act of 1933, as amended; the roadshow is scheduled to commence on May 15, 2006. In addition, Bayer intends to divest the businesses Wolff Walsrode AG and H.C. Starck GmbH of the MaterialScience subgroup.

Additional Information

Share Capital

Capital

The issued and fully paid-up capital stock of Bayer AG amounts to €1,869,675,315.20, as in the previous year, and is divided into 730,341,920 no-par bearer shares of a single class.

Until April 26, 2007, the Board of Management is authorised to increase the share capital by €150,000,000.00 through issuing new shares against cash payments. The Board of Management may exclude the pre-emption right of the shareholders only in designated cases. The Board of Management is also authorised to increase the share capital by €100,000,000.00 through issuing new shares against cash payments excluding the pre-emption rights of the shareholders. For any capital increase and any exclusion of pre-emption rights of shareholders the consent of the Supervisory Board is needed.

On April 28, 2006, the shareholders’ meeting resolved to revoke the authorisation of the Board of Management to increase the share capital until April 26, 2007 by €150,000,000.00 and €100,000,000.00, respectively, and authorised the Board of Management, with the approval of the Supervisory Board, to increase until April 27, 2011 the share capital by €465,000,000.00 by issuing new shares against cash and/or contributions in kind whereby a capital increase in exchange for contributions in kind may only take place for a total amount of up to €370,000,000.00. The Board of Management, with the approval of the Supervisory Board, may exclude the pre-emption right of the shareholders only in designated cases. The shareholders’ resolution also authorised the Board of Management, with the approval of the Supervisory Board, to increase the share capital until April 27, 2011 by €186,000,000.00 through issuing new shares against cash payments. The shareholders shall be granted subscription rights. However, with approval of the Supervisory Board, the

Board of Management may exclude the pre-emption rights of the shareholders, if the capital increase does not exceed 10% of the then-existing capital stock and if the issue price does not materially fall short of the market price of the company’s stock already listed on the stock exchange.

The creation as well as the revocation of the existing authorised capital requires the registration with the commercial register of the company to become effective, which registration has not yet been obtained. Bayer AG plans to file an application for registration within the next weeks.

Conditional Capital

The share capital is conditionally increased by an additional €186,880,000 divided into no more than 73,000,000 bearer shares (Conditional Capital). The increase shall be implemented only to the extent that holders of subscription or conversion rights based on such warrant bonds or convertible bonds as may be issued or guaranteed — under the authorization granted to the Board of Management by the resolution of the Annual Stockholders' Meeting on April 30, 2004 — by Bayer AG or by a Bayer Group company, as defined in §18 of the German Stock Corporation Act (Aktiengesetz), in which Bayer owns a direct or indirect interest of at least 90%, choose to exercise their subscription or conversion rights, or persons obligated to exercise such rights discharge that obligation. Such new shares shall be issued in accordance with the aforementioned authorization on the basis of the subscription or conversion price set and shall have profit participation rights beginning in the fiscal year in which they were issued as a result of the voluntary or obligatory exercise of subscription or conversion rights. The Board of Management is authorized, subject to the approval of the Supervisory Board, to stipulate any additional details concerning the implementation of the conditional capital increase.

The shares of Bayer AG to be issued and delivered by Bayer AG to the Holders upon conversion of the Bonds will be issued from the Conditional Capital.

Dividends and Dividend Policy

The following table indicates the dividends per share paid from 2003 to 2005.

	2003	2004	2005
Total dividend (€ in millions)	365	402	694
Dividend per share (€)	0.50	0.55	0.95

The stockholders of Bayer AG may declare dividends at an ordinary Annual Stockholders' Meeting, which must be held within the first eight months of each fiscal year.

Under German law, Bayer AG may pay dividends only from balance sheet profits reflected in its unconsolidated financial statements (as opposed to the consolidated financial statements of the Bayer Group), as adopted and approved by the Board of Management and the Supervisory Board. In determining the balance sheet profits that may be distributed as dividends, the Board of Management may under German law and the provisions of Bayer AG’s Articles of Association allocate to other retained earnings (andere Gewinnrücklagen) the net income of Bayer AG for the fiscal year that remains after deducting amounts to be allocated to legal and statutory reserves (gesetzliche Rücklagen) and losses carried forward. More than 50% of the net income may be allocated to other retained earnings only if such retained earnings would then not exceed 50% of Bayer AG’s capital stock. The Board of Management of Bayer AG may also increase balance sheet profits when preparing the financial statements with funds withdrawn from retained earnings.

The stockholders of Bayer AG, in their resolution on the appropriation of balance sheet profits, may carry forward balance sheet profits in part or in full and may allocate additional amounts to retained earnings. Profits carried forward will be automatically incorporated in the balance sheet profits of the next fiscal year and may be used in their entirety to pay dividends in the next fiscal year. Amounts allocated to the retained earnings are available for dividends only if and to the extent the retained earnings have been dissolved by the Board of Management of Bayer AG when preparing the financial statements, thereby increasing the balance sheet profits.

Dividends approved at an ordinary Annual Stockholders' Meeting are payable promptly after the meeting, unless otherwise decided at the meeting. Because all of Bayer AG's shares are in book-entry form represented by a global certificate deposited with Clearstream Banking AG in Frankfurt am Main, Germany, stockholders receive dividends through Clearstream for credit to their deposit accounts. Additionally, the ordinary Annual Stockholders' Meeting may decide to distribute the balance sheet profit partly or in total to the stockholders by way of distribution in kind.

We expect to continue to pay dividends, although we can give no assurance as to the payment of a dividend for any particular year or as to the particular amounts that we may pay from year to year.

Employee Stock-Based Compensation Programs

Stock-based compensation in the Bayer Group is granted primarily under standard programs and also on an individual agreement basis.

Individual agreements enable the company to link remuneration components to stock price or future stock price trends. Awards under such agreements may be contingent upon the attainment of agreed targets, or they may be based solely on length of service.

Standard programs exist for different groups of employees. The program offered to members of the Board of Management and other senior executives from 2000 through 2004 was essentially a stock option program with variable stock-based awards. This program provides for cash payments. Middle managers were offered a stock incentive program, while other groups of employees were offered a stock participation program.

A new stock-based compensation program for top and middle management, known as “Aspire,” was introduced in 2005. It comprises two variants, which are described below. For other managers and non-managerial employees, a different type of stock participation program was offered in 2005, under which Bayer subsidizes employee purchases of shares in the company.

As with other remuneration systems involving cash settlement, awards to be made under the stock-based programs are covered by provisions in the amount of the fair value of the obligations existing as of the date of the financial statements vis-à-vis the respective employee group. Adjustments to provisions relating to all existing stock-based compensation programs are recognized in the income statement.

In the past, these programs were measured on the basis of intrinsic value. Starting in 2005, measurement is based on fair value, and prior periods have therefore been restated accordingly. This change affected provisions as follows:

	Stock option program	Stock incentive program	Stock participation program
	(in million €)
Intrinsic value as of December 31, 2004	2	1	1
One-time remeasurement effect	1	1	5
Fair value as of January 1, 2005	3	2	6

The table below shows the change in provisions for the various programs:

	Stock option program	Stock incentive program	Stock participation program	Aspire I	Aspire II
	(in million €)
January 1, 2005	3	2	6	0	0
Allocations	10	1	6	11	23
Utilization	—	0	0	0	0
Reversal	0	0	(1)	0	0
December 31, 2005	13	3	11	11	23

Total expenses for stock-based compensation programs in 2005 were €57 million (2004: €8 million), including €34 million for the new Aspire programs introduced in 2005 and €2 million in subsidies for the 2005 short-term stock participation program (2004: €4 million).

In 2005 provisions of €4 million were recorded in the financial statements at the fair value of obligations entered into under individual stock-based compensation agreements. The obligations were measured in the same way as those incurred under the standard programs.

The fair value of obligations under the standard stock-based compensation programs and individual agreements has been calculated using the Monte Carlo simulation method and the following key parameters:

Dividend yield	2.27%
Risk-free interest rate	2.92%
Volatility of Bayer stock	38.00%
Volatility of the EURO STOXX 50(SM)	19.55%
Correlation between Bayer stock price and the EURO STOXX 50(SM)	0.56

The expected exercise period is three to five years.

Long-term incentive program for members of the Board of Management and other senior executives (Aspire I)

To participate in Aspire I, members of the Board of Management and other senior executives are required to purchase a certain number of Bayer AG shares determined on the basis of specific guidelines and to retain them for the full term of the program.

A percentage of their annual base salary is defined as a target for variable payments (“Aspire target opportunity”). Depending on the performance of the Bayer AG stock, both in absolute terms and relative to the EURO STOXX 50(SM) benchmark index, participants are granted an award of between 0% and 200% of their individual target opportunity.

Participants may ask for their Aspire award to be paid out in cash immediately at the end of the three-year performance period, or they may convert it into “performance units”. These can then be redeemed within a two-year exercise period for a cash payment that depends on the Bayer stock price on the exercise date.

Long-term incentive program for middle management (Aspire II)

A variant of the Aspire program with the following modifications is offered to middle management:

•                  No personal investment in Bayer AG shares is required.

•                  The amount of the award in relation to the employee's personal Aspire target opportunity is based entirely on the absolute performance of the Bayer AG stock during the performance period.

•                  The award varies between 0% and 150% of the Aspire target opportunity.

This variant of the Aspire program is not linked to the EURO STOXX 50(SM) index.

Stock participation program (2005) for other managers and non-managerial employees

Under this program, Bayer offered employees the opportunity to purchase shares at a discount as follows:

•      up to 30 Bayer AG shares at a discount of €6.75 per share and

•                  additional Bayer AG shares at a 15% discount up to a maximum total value of €2,500.

Managers not eligible to participate in the Aspire program could purchase discounted shares up to a maximum value of €4,000.

The shares purchased under the 2005 Stock Participation Program must be held in a special deposit account and may not be sold prior to December 31, 2006. Employees acquired a total of 523,072 Bayer AG shares under the 2005 Stock Participation Program.

Stock-based compensation programs 2000-2004

The stock-based compensation programs offered to the different employee groups in 2000 through 2004 were all similar in their respective structures. Provisions for the obligations under these programs are recorded in the balance sheet and recognized in the income statement at fair value. Entitlement to awards under these programs is conditioned on retention of the Bayer AG stock designated under the program for a certain time period.

The following table shows the programs applicable through December 31, 2004:

	Stock option program	Stock incentive program	Stock participation program
Year of issue	2000-2004	2000-2004	2000-2004
Original term in years	5	10	10
Retention period/distribution date in years from issue date	3	2/6/10	2/6/10
Reference price	0	0	0
Performance criteria	Yes	Yes	No

Stock option program (2000-2004)

A maximum personal investment in Bayer AG stock was defined for each Board of Management member or other senior executive who wished to participate in the Stock Option Program.

The Stock Option Program also contains a three-year retention condition. The retention period is followed by a two-year exercise period, after which any option rights not exercised expire. Eligibility to exercise option rights and the award to which the holder is entitled depend on the absolute and relative performance of Bayer AG stock.

For the tranches issued in 2000-2002, every participant received one option for every 20 shares placed in a special account (personal investment). Each option originally could reach a maximum value of 200 shares during the term of the tranche, depending on the performance of the Bayer AG stock, both in absolute terms and relative to the EURO STOXX 50(SM) index.

For the tranches issued in 2003 and 2004, participants received up to three options per share of their personal investments placed in the special account. For each option, a cash payment — equivalent to the market price of one Bayer AG share — and an outperformance premium are awarded at the exercise date subject to the attainment of certain performance and outperformance targets, respectively.

The stock options issued under the 2001 and 2002 tranches can currently be exercised. However, as of the date of the financial statements their intrinsic value was nil.

Stock incentive program (2000-2004)

To participate in this program, each participant was required to deposit shares with a maximum aggregate value of 50% of his or her performance-related bonus for the preceding fiscal year. The incentive award depends on the number of Bayer AG shares deposited at the launch of each tranche and the overall performance of the Bayer AG stock. The Stock Incentive Program differs from the Stock Option Program in that participants may sell their shares during the term of the program, although any shares sold do not count for purposes of calculating the incentive awards on subsequent distribution dates. The Stock Incentive Program runs for a ten-year period, during which there are three incentive payment dates.

Incentive payments under the program are only made if the Bayer AG stock has outperformed the EURO STOXX 50(SM) index on the respective distribution dates. For every ten Bayer AG shares originally placed in their special account and retained until the distribution date, participants receive payments equal to the value of two shares after two years, four shares after six years and an additional four shares after ten years.

Stock participation program (2000-2004)

Under the Stock Participation Program, only half as many shares as under the Stock Incentive Program are awarded per ten shares deposited, but the award is not conditioned on any performance criteria.

Memorandum and Articles of Association

Bayer AG is registered in the commercial register Cologne under the number HRB 48248.

According to §2 of the Articles of Incorporation, the business purpose of Bayer AG is the manufacturing, marketing and other industrial activities or provision of services in the fields of health care, agriculture, polymers and chemicals, as well as the transaction of all other business which is related to, or directly or indirectly serves, the business purpose of Bayer AG.

Bayer AG's fiscal year is the calendar year.

Rights, preferences and restrictions attaching to Bayer AG shares

Information rights

The principal means by which Bayer AG’s stockholders may obtain information on Bayer AG is through Bayer AG’s audited annual financial statements (Jahresabschluss), a report prepared by Bayer AG’s Board of Management discussing these financial statements, certain risk factors and business trends (Lagebericht), a report by Bayer AG’s Supervisory Board and a recommendation by the Board of Management regarding the distribution of Bayer AG’s earnings. Bayer AG is required to make these materials available for inspection at Bayer AG’s principal offices starting on the date when the annual stockholders' meeting is convened. In addition, each stockholder is entitled to receive a copy of these materials upon request.

Furthermore, each stockholder attending a stockholders' meeting is entitled to ask certain types of questions, which members of Bayer AG’s Board of Management, who are required to attend the meeting, are obliged to answer. By contrast, Bayer AG’s stockholders have no right to inspect the books and records of Bayer AG.

Dividend rights and other distributions

In accordance with the Stock Corporation Act, the record date for determining which holders of Bayer AG shares are entitled to the payment of dividends, if any, or other distributions, whether in cash, stock or property, is the date of the Annual Stockholders' Meeting at which such dividends or other distributions are declared. For a summary of Bayer AG’s stockholders' dividend rights, see “Dividends and Dividend Policy.”

Voting rights

Bayer AG’s stockholders vote at stockholders' meetings. By contrast, German corporate law does not allow stockholders to approve matters by written consent in lieu of a meeting.

Each share entitles its holder to cast one vote at stockholders' meetings. In certain cases, a stockholders' right to cast a vote is excluded. Neither the Stock Corporation Act nor Bayer AG’s Articles of Association provide for minimum quorum requirements for passing resolutions at stockholders' meetings. In general, the Stock Corporation Act requires that significant resolutions (i.e., those relating to amendments of Bayer AG’s Articles of Association, capital increases and decreases, exclusion of stockholder pre-emptive rights, the dissolution of Bayer AG, mergers or consolidations, the transfer of substantially all of Bayer AG’s assets, and certain other significant matters) be passed by a majority of at least 75% of the share capital present at the meeting, unless the articles of association of a stock corporation do not provide for simple majority. According to Bayer AG’s Articles of Association, stockholders may pass resolutions at a general meeting by a simple majority of the votes cast, unless a greater majority is required by law or the Bayer AG’s Articles of Association.

Neither German law nor Bayer AG’s Articles of Association restrict the rights of Bayer AG’s domestic, non-resident or foreign stockholders to hold or vote their shares.

Liquidation rights

In case Bayer AG is liquidated, any liquidation proceeds remaining after Bayer AG’s liabilities have been paid off are distributed among Bayer AG’s stockholders in proportion to the number of shares held by them.

Pre-emptive rights

Under the German Stock Corporation Act, each stockholder of a corporation generally has a pre-emptive right (Bezugsrecht). Pre-emptive rights are preferential rights to subscribe for issues by the corporation of new shares, securities convertible into shares, securities with warrants to purchase shares, or instruments granting a profit participation right. The proportional share of the issue to which the stockholder may subscribe is equal to the proportional share of existing capital of the corporation that the stockholder holds. Subscription rights are freely transferable and may be traded on the German stock exchanges during the exercise period for these rights. When authorizing a capital increase and a new issue of shares, Bayer AG’s stockholders may exclude pre-emptive rights, in whole or in part. In addition, when creating authorized capital, stockholders may authorize the Board of Management to exclude the pre-emptive rights attaching to any shares issued pursuant to the authorized capital. In addition to being approved by the stockholders' meeting, any exclusion or restriction of pre-emptive rights requires a justification, which Bayer AG’s Board of Management has to set forth in a written report to Bayer AG’s stockholders. If Bayer AG’s Board of Management increases its share capital, it may exclude pre-emptive rights in accordance with §4 of Bayer AG’s Articles of Association.

Derivative suits

Under the German Stock Corporation Act, individual stockholders are generally not entitled to bring derivative actions on behalf of or in the interest of Bayer AG in case a member of its Board of Management or Supervisory Board violates his or her fiduciary duties. A majority of the votes represented at a stockholders' meeting, however, may demand that an action be brought by the Board of Management or the Supervisory Board against a member who has allegedly violated his or her duties.

On November 1, 2005, the German Stock Corporation Act was amended to facilitate derivative suits by individual stockholders. Under the new law, minority stockholders representing at least 1% of the company's share capital or shares with a nominal value of €100,000 may now file an application in court requesting that an action be admitted against a member of either of the company's boards on behalf of the company in their own name. The court must admit such stockholders' derivative suit if, among other things, the minority stockholders can show a reasonable suspicion that the board members harmed the company through actions conducted in bad faith or a fundamental violation of the law or the articles of association, and that an enforcement of the claims would not be against the prevailing interests of the company. Furthermore, the minority stockholders must show that they have first demanded from the company that action be brought and that such demand has been futile.

Stockholders' Meetings — Convocation and Participation

In general, a stockholders' meeting is called by the Board of Management. In addition, the Board of Management is obliged to call a stockholders’ meeting upon request by stockholders who, in the aggregate, hold at least 5% of Bayer AG’s share capital. In addition, if required in Bayer AG’s interest, the Supervisory Board must call a stockholders' meeting. Stockholders holding shares with an aggregate nominal value of at least €500,000, or at least 5% of Bayer AG’s issued share capital, may require that particular items be placed on the agenda. The Annual Stockholders' Meeting must be held within the first eight months of each fiscal year and is called by the Board of Management, upon receipt of the Supervisory Board's report on Bayer AG’s annual financial statements.

Under Bayer AG’s Articles of Association, to be eligible to attend and vote at an Annual Stockholders' Meeting, a stockholder must register with Bayer AG to participate at the stockholders' meeting by the end of the seventh day before the day of the stockholders' meeting and provide proof of ownership of stock.

Bayer AG is required to publish a notice of each ordinary or extraordinary stockholders' meeting in the electronic Federal Gazette (elektronischer Bundesanzeiger) at least thirty days prior to the deadline for registration for the stockholders' meeting. In addition, Bayer AG is required to publish a notice in one national, authorized stock exchange journal.

Repurchase of Shares

Bayer AG may not repurchase own shares unless so authorized by a resolution duly adopted its stockholders at a general meeting or in other very limited circumstances set forth in the German Stock Corporation Act, including for example in order to satisfy obligations under employee stock participation plans. Any repurchase is subject to various restrictions and conditions relating to, among other things, the manner and timing of such purchase. Any stockholders' resolution that authorizes Bayer AG to repurchase shares may not be in effect for a period longer than 18 months. The German Stock Corporation Act limits share repurchases to 10% of Bayer AG’s share capital. Any resale of repurchased shares must be effected on a stock exchange or in a manner that treats all stockholders equally, unless otherwise approved by the stockholders at the stockholders' meeting that authorized the repurchase of the shares.

On April 28, 2006, Bayer AG’s stockholders authorized the Board of Management to repurchase own shares representing up to 10% of Bayer AG’s outstanding share capital in one or more steps on or before October 27, 2007. The repurchase may be effected for various purposes, including to fulfill option rights held by Bayer AG executives or employees, or executives or employees of Bayer AG’s subsidiaries, on the basis of Bayer AG’s stock option programs.

Listing Details and Markets

The principal trading market for Bayer AG ordinary shares is the Frankfurt Stock Exchange. Bayer AG’s shares are traded on Xetra, a computerized trading system operated by Deutsche Börse AG, in addition to being traded on the auction market (floor). Bayer AG’s shares are also listed on the other German stock exchanges, including Berlin-Bremen, Dusseldorf, Hamburg, Hannover, Stuttgart and Munich. In addition, Bayer AG’s shares are listed on the Barcelona, Madrid, London, Zurich and Tokyo Stock Exchanges.

American Depository Shares (ADSs), each representing one of Bayer AG ordinary shares, are listed on the New York Stock Exchange and trade under the symbol BAY. The depositary for the ADSs is The Bank of New York.

The table below sets forth, for the periods indicated, the reported high and low closing prices for Bayer AG shares on the Frankfurt Stock Exchange (Xetra, Source: Bloomberg) and Bayer AG’s ADSs on the New York Stock Exchange.

	Frankfurt Stock Exchange(2)		New York Stock Exchange(2)
	High	Low	High	Low
	(in €)		(In U.S. dollars)
2001	53.51	24.57
2002(1)	38.37	16.41	36.00	17.30
2003	22.17	9.67	29.41	11.24
2004:
First quarter	23.88	18.33	32.15	23.52
Second quarter	22.33	18.88	29.09	24.52
Third quarter	22.27	18.68	29.17	24.33
Fourth quarter	23.92	20.44	34.12	27.00
Full year 2004	23.92	18.33	34.12	23.52
2005:
First quarter	26.82	22.11	35.61	30.84
Second quarter	28.62	24.79	34.94	31.16
Third quarter	30.84	26.78	38.50	31.85
Fourth quarter	35.92	27.86	42.87	33.70
Full year 2005	35.92	22.11	42.87	30.84
Previous six months
November 2005	33.95	28.86	40.32	34.34
December 2005	35.92	33.73	42.87	39.83
January 2006	36.37	33.61	44.31	40.80
February 2006	35.07	33.50	41.95	40.07
March 2006	31.70	35.42	37.95	42,74
April 2006	33.27	37.06	40,25	45,15

(1)          From January 24, 2002 for New York Stock Exchange.

(2)          The spin-off of LANXESS from Bayer became legally effective on January 28, 2005 and trading in the shares of LANXESS on the Frankfurt Stock Exchange commenced on January 31, 2005. Since January 31, 2005, Bayer AG shares have been traded ex LANXESS on the Frankfurt Stock Exchange and since February 8, 2005, Bayer AG ADSs have been traded ex LANXESS on the New York Stock Exchange. The share prices presented here for the New York Stock Exchange have not been retroactively adjusted for the spin-off.

On May 11, 2006 the closing sales price per Bayer AG ordinary share on Xetra was €36,61 and per Bayer AG ADS on the New York Stock Exchange was U.S.$ 46.7.

The average daily volume of Bayer AG shares traded on the German Stock Exchanges (Xetra and floors) for the years 2005, 2004 and 2003 was 4,138,431, 3,931,299 and 5,405,362 respectively. The average daily trading volume on the New York Stock Exchange in 2005, 2004 and 2003 was 110,548, 134,025 and 213,972.

Anti-takeover Defenses

The German Takeover Act provides that, while a tender offer for the shares of a company is underway, the company's management board may not take any action that may have the effect of thwarting the success of the tender offer. Certain defenses, however, are permitted. In particular, the company's management board may: (i) search for a “white knight” (i.e., a third party that is willing to make a tender offer for the shares); (ii) perform any acts that a diligent and conscientious manager would perform in the absence of a tender offer; and (iii) perform any acts that have been approved by the company's supervisory board. In addition, the German Takeover Act permits the stockholders' meeting of the company, provided no tender offer is currently underway, to authorize the company's management board to take any actions that may have the effect of frustrating the success of a future tender offer, so long as the authorization is sufficiently specific and falls within the competence of the stockholders' meeting. Any such authorization may remain in effect for a maximum of 18 months.

Disclosure Requirements

For a description of disclosure requirements pursuant to Section 21 of the German Securities Trading Act (Wertpapierhandelsgesetz), see “Major Shareholders and Related Party Transactions—Major Shareholders.”

The German Securities Trading Act further requires the reporting of dealings by certain persons carrying managerial responsibilities and other persons close to them. Members of Bayer AG’s Board of Management and Supervisory Board must notify both Bayer AG and the German Federal Financial Supervisory Authority of any acquisitions and sales of Bayer AG’s shares or financial instruments linked to Bayer AG shares in writing within five business days. Transactions are exempt from the notification obligations if the value of the shares or related financial instruments acquired or sold does not exceed in the aggregate €5,000 per calendar year. This obligation also applies to certain relatives of Bayer AG’s board members, particularly, spouses, dependent children and other relatives who have been living in the same household for at least one year. In addition, Bayer AG must publish on its website all notifications has thus received, keep them posted for at least a period of one month and send proof of such publication to the German Federal Financial Supervisory Authority.

In addition, the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz), which came into effect on January 1, 2002, provides that a person who has acquired 30% or more of the voting rights of an issuer whose securities are admitted for trading on a German stock exchange is deemed to have gained “control” of the issuer and is required to publish this fact and to launch a public tender offer for the outstanding shares.

Employees

In 2005, based on an activity average Bayer had 93,163 employees.

Material Contracts

Relating to LANXESS

Bayer AG  and LANXESS AG (LANXESS) are party to a spin-off and acquisition agreement dated September 22, 2004, which sets forth the assets and liabilities, including in particular the entire equity interest in LANXESS GmbH, transferred by Bayer to LANXESS by way of a spin-off pursuant to §123(2) No. 1 of the German Transformation Act (Umwandlungsgesetz). The spin-off, which took retroactive economic effect as of July 1, 2004, became legally effective upon its registration in the Commercial Register (Handelsregister) for Bayer at the Local Court of Cologne (Amtsgericht Köln) on January 28, 2005. Pursuant to the spin-off and acquisition agreement, all of LANXESS' no par value ordinary bearer shares were granted to the stockholders of Bayer in the ratio of one LANXESS share for every ten Bayer shares. On September 10, 2004, Bayer Chemicals AG and Bayer MaterialScience AG had already transferred Bayer's chemicals activities and portions of its polymers activities to LANXESS GmbH under two separate spin-off and acquisition agreements.

Bayer and LANXESS also entered into a master agreement, dated September 22, 2004, pursuant to which Bayer and LANXESS agreed on measures to ensure the formation of the LANXESS subgroup as well as on provisions for the general apportionment of liability as between the parties and special provisions relating to the apportionment of product liability, liability for environmental contamination and liability for antitrust proceedings, in each case arising under administrative, civil and criminal proceedings and settlements thereof. The rules on general apportionment of liability provide that Bayer is to indemnify LANXESS and its affiliates with respect to liabilities of Bayer or its affiliates arising by statute or by application of common law and which were not allocated to LANXESS. In the area of environmental contamination, liability is essentially established based on the contamination of the properties used by the relevant party or its affiliates on July 1, 2004, subject to a ceiling on the liability of LANXESS and its affiliates of €350 million. Bayer is responsible for any claims asserted against LANXESS and its affiliates to the extent to which such claims in total exceed the ceiling. With respect to antitrust proceedings, each party has agreed generally to bear all liability that relates to those antitrust violations committed by it. With respect to products sold by the former Rubber business group, Bayer generally assumed 70% of liabilities arising from antitrust proceedings and LANXESS assumed 30%. LANXESS' total liability arising from antitrust proceedings with respect to products sold by the former Rubber business group is generally limited to €100 million. Bayer is responsible for any expenses in excess of this limit incurred by LANXESS and its affiliates arising out of or in connection with these proceedings. Finally, Bayer and LANXESS will generally be liable for any claims arising out of or in connection with defective products that the respective party or its affiliates introduced to the market prior to January 28, 2005.

Relating to Roche

Pursuant to a share and asset purchase agreement among Roche Holding AG, certain of its affiliates and Bayer HealthCare AG, dated as of July 16, 2004, Bayer agreed to acquire the global activities (except in Japan) of Roche Consumer Health (over-the-counter drugs and vitamins), the Swiss healthcare group's 50% share of the 1996 Bayer/Roche joint venture in the United States and five Roche production sites in Germany, France, Argentina, Morocco and Indonesia. The purchase price is approximately €2.3 billion, including about €208 million for the purchase, completed in 2004, of Roche's 50% share of the Bayer/Roche joint venture in the United States.

The transaction was approved by the European Commission in November 2004. This approval was the key condition precedent to the closings. The first of several closings, resulting in Bayer HealthCare AG's attaining control over the majority of the Roche activities that are the subject of the agreement, occurred on January 1, 2005. The sellers' overall liability under the agreement is generally limited to 30% of the purchase price and is generally only triggered if aggregate claims for damages under the agreement exceed CHF 15,000,000.

Relating to the Cash Offer for Schering AG

On April 13, 2006 Bayer AG (through the wholly-owned subsidiary Bayer Capital Corp) launched the Cash Offer (as defined above).

On March 23, 2006, Bayer AG, as borrower entered into an unsecured syndicated facilities agreement for an amount of €7,000 million (the “Syndicated Facilities Agreement”). Funds received under the Syndicated Facilities Agreement may only be used for the purpose of financing or refinancing the acquisition of the shares of Schering pursuant to the terms of the Cash Offer and/or a subsequent squeeze-out, if any, as well as for any costs, fees and expenses associated therewith. The syndicated facility is divided into two tranches in the amounts of €3,000 million (the “Syndicated Loan Facility A”) and €4,000 million (the “Syndicated Loan Facility B”). The term of the Syndicated Loan Facility A is 364 days with an extension option of up to one additional year and the initial term of the Syndicated Loan Facility B is five years, in each case from the date of the execution of the Syndicated Facilities Agreement. The interest rate of the Syndicated Loan Facility A equals the EURIBOR reference rate plus costs of mandatory obligations of the central bank as well as a margin of 0.35%, and the interest rate of the Syndicated Loan Facility B equals the EURIBOR reference rate plus a margin of 0.40%. After December 31, 2006, the margin will be variable. Depending on Bayer AG’s credit rating, the margin may vary between 0.20% and 0.60% for the Syndicated Loan Facility A and between 0.25% and 0.65% for the Syndicated Loan Facility B.

On March 23, 2006, Bayer AG, as borrower entered into an unsecured bridge facility agreement (the “Bridge Facilities Agreement”) for an amount of €7,000 million. Funds received under the Bridge Facilities Agreement may only be used for the purpose of financing or refinancing the acquisition of the shares of Schering pursuant to the Cash Offer and/or a subsequent squeeze-out, if any, as well as for any costs, fees and expenses associated therewith. The bridge facility is divided into two tranches in the amounts of €4,000 million (the “Bridge Loan Facility A”) and €3,000 million (the “Bridge Loan Facility B”). The term of the Bridge Loan Facility A is 364 days with an extension option of up to one additional year and the initial term of the Bridge Loan Facility B is five years, in each case from the date of the execution of the Bridge Facilities Agreement. The term of the Bridge Loan Facility B shall be reduced to match the term of the Bridge Loan Facility A upon a successful syndication of the Syndicated Facilities Agreement. The interest rate of the Bridge Loan Facility A equals the EURIBOR reference rate plus costs of mandatory obligations of the central banks as well as a margin of 0.35% and the interest rate of the Bridge Loan Facility B equals the EURIBOR reference rate plus a margin of 0.40%. After December 31, 2006, the margin will be variable. Depending on Bayer AG’s credit rating, the margin may vary between 0.20% and 0.60% for the Bridge Loan Facility A and between 0.25% and 0.65% for the Bridge Loan Facility B.

Third Party Information and Statement by Experts and Declarations of any Interest

There are no specific comments or remarks on behalf of Bayer Group other than already provided in this Prospectus for Bayer AG/ Bayer Group.

Documents on Display

Regarding documents incorporated by reference into this Prospectus that are available on the website of the Luxembourg Stock Exchange (www.bourse.lu) and may be inspected and are available free of charge during normal business hours at the specified office of the Paying Agent in Luxembourg, Dexia Banque Internationale à Luxembourg, Transaction Execution Group, 69 Route d'Esch, Luxembourg 2953 see “Incorporation by Reference.”

Bayer Group Financial Statements for the Full Years 2005, 2004 and 2003

Bayer Group Consolidated Statements of Income

(Summary)

	December 31, 2003*	December 31, 2004*	December 31,2005
	(€ million)
Net sales	22,417	23,278	27,383
Cost of goods sold	(11,779)	(12,421)	(15,027)
Gross profit	10,638	10,857	12,356
Selling expenses	(5,515)	(5,240)	(5,713)
Research and development expenses	(2,190)	(1,927)	(1,886)
General administration expenses	(1,410)	(1,421)	(1,444)
Other operating income	1,073	740	794
Other operating expenses	(2,021)	(1,134)	(1,295)
Operating result	575	1,875	2,812
Equity-method loss	(165)	(139)	(10)
Non-operating income	750	483	634
Non-operating expenses	(1,293)	(997)	(1,237)
Non-operating result	(708)	(653)	(613)
Income (loss) before income taxes	(133)	1,222	2,199
Income taxes	84	(473)	(641)
Income (loss) from continuing operations after taxes	(49)	749	1,558
Income (loss) from discontinued operations after taxes	(1,242)	(67)	37
Income (loss) after taxes	(1,291)	682	1,595
of which
attributable to minority interest	12	(3)	(2)
attributable to Bayer AG stockholders (net income (loss))	(1,303)	685	1,597
Earnings (loss) per share (€)
From continuing operations	(0.08)	1.03	2.14
Basic	(0.08)	1.03	2.14
Diluted	(0.08)	1.03	2.14
From continuing and discontinued operations	(1.78)	0.94	2.19
Basic	(1.78)	0.94	2.19
Diluted	(1.78)	0.94	2.19

* 2003 and 2004 figures restated.

Bayer Group Consolidated Balance Sheets

	December 31, 2005	December 31, 2004*
	(€ million)	(€ million)
Noncurrent assets
Goodwill and other intangible assets	7,688	5,952
Property, plant and equipment	8,321	7,662
Investments in associates	795	744
Other financial assets	1,429	1,169
Other receivables	199	113
Deferred taxes	1,698	1,219
	20,130	16,859
Current assets
Inventories	5,504	4,738
Trade accounts receivable	5,204	4,475
Other financial assets	214	794
Other receivables	1,421	1,543
Claims for tax refunds	726	823
Liquid assets
Marketable securities and other instruments	233	29
Cash and cash equivalents	3,290	3,570
	16,592	15,972
Assets held for sale and discontinued operations	––	4,757
Total current assets	16,592	20,729

Assets	36,722	37,588

Equity attributable to Bayer AG stockholders
Capital stock of Bayer AG	1,870	1,870
Capital reserves of Bayer AG	2,942	2,942
Other reserves	6,265	6,399
Accumulated other comprehensive income (loss) from discontinued operation	––	(379)
	11,077	10,832
Equity attributable to minority interest	80	111
Stockholders’ equity	11,157	10,943

Noncurrent liabilities
Provisions for pensions and other post-employment benefits	7,174	6,219
Other provisions	1,340	1,204
Financial liabilities	7,185	7,025
Miscellaneous liabilities	516	203
Deferred taxes	280	644
	16,495	15,295

Current liabilities
Other provisions	3,009	2,707
Financial liabilities	1,767	2,166
Trade accounts payable	1,974	1,759
Tax liabilities	304	413
Miscellaneous liabilities	2,016	1,918
	9,070	8,963
Liabilities directly related to assets held for sale and discontinued operation	––	2,387
Total current liabilities	9,070	11,350

Liabilities	25,565	26,645
Stockholders’ equity and liabilities	36,722	37,588

* 2004 figures restated.

Bayer Group Consolidated Statements of Cash Flows

	2003*	2004*	2005
	(€ million)
Operating result	575	1,875	2,812
Income taxes	(728)	(490)	(541)
Depreciation and amortization	3,050	1,959	1,835
Change in pension provisions	(51)	(424)	(586)
(Gains) Losses on retirements of noncurrent assets	(105)	(35)	(43)
Gross cash flow	2,741	2,885	3,477
Decrease (Increase) in inventories	(127)	(425)	(181)
Decrease (Increase) in trade accounts receivable	116	(404)	156
(Decrease) Increase in trade accounts payable	(90)	(5)	(115)
Changes in other working capital, other non-cash items	618	211	205
Net cash provided by (used in) operating activities (net cash flow, continuing operations)	3,258	2,262	3,542
Net cash provided by (used in) operating activities (net cash flow, discontinued operations)	35	188	(40)
Net cash provided by (used in) operating activities (net cash flow, total)	3,293	2,450	3,502
Cash outflows for additions to property, plant, equipment and intangible assets	(1,653)	(1,251)	(1,389)
Cash inflows from sales of property, plant, equipment and other assets	1,644	200	398
Cash inflows from sales of investments	258	90	1,189
Cash outflows for acquisitions less acquired cash	(72)	(358)	(2,188)
Interest and dividends received	366	400	451
Cash inflows from (outflows for) marketable securities	(83)	105	(202)
Net cash provided by (used in) investing activities (total)	460	(814)	(1,741)
Capital contributions	—	10	—
Bayer AG dividend and dividend payments to minority stockholders	(664)	(559)	(440)
Issuances of debt	1,621	1,393	2,005
Retirements of debt	(1,936)	(881)	(2,659)
Interest paid	(782)	(724)	(787)
Net cash provided by (used in) financing activities (total)	(1,761)	(761)	(1,881)
Change in cash and cash equivalents due to business activities (total)	1,992	875	(120)
Cash and cash equivalents at beginning of year	767	2,734	3,570
Change in cash and cash equivalents due to changes in scope of consolidation	1	6	(196)
Change in cash and cash equivalents due to exchange rate movements	(26)	(45)	36
Cash and cash equivalents at end of year	2,734	3,570	3,290
Marketable securities and other instruments	129	29	233
Liquid assets as per balance sheets	2,863	3,599	3,523

* 2003 and 2004 figures restated.

Bayer Group Consolidated Statements of Recognized Income and Expense

	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005
	(€ million)
Changes in fair values of hedging instruments, recognized in stockholders’ equity	(15)	64	(15)
Gains (losses) on hedging instruments, recognized in the income statement	3	4	3
Changes in fair values of available-for-sale securities, recognized in stockholders’ equity	19	12	9
Gains (losses) on available-for-sale securities, recognized in the income statement	1	(6)	—
Revaluation surplus (IFRS 3)	—	66	—
Actuarial gains (losses) relating to pensions and other post-employment benefits	(519)	(740)	(1,207)
Exchange differences on translation of operations outside the euro zone	(1,106)	(304)	857
Deferred taxes on valuation adjustments, recognized directly in stockholders’ equity	229	251	470
Deferred taxes on valuation adjustments, removed from stockholders’ equity and recognized in the income statement	(1)	(2)	—
Valuation adjustments recognized directly in stockholders’ equity	(1,389)	(655)	117
Income (loss) after taxes	(1,291)	682	1,595
Total income and expense recognized in the financial statements	(2,680)	27	1,712
of which attributable to minority interest	12	(3)	6
of which attributable to Bayer AG stockholders	(2,692)	30	1,706

Changes in Bayer AG Stockholders’ Equity

The components of stockholders’ equity and their changes during 2005, 2004 and 2003 are shown in the following tables.

	Capital Stock of Bayer AG	Capital Reserves of Bayer AG	Other Reserves	Equity Attributable to Bayer AG Stockholders	Equity Attributable to Minority Interest	Stockholders’ Equity
	(€ million)
Dec. 31, 2003	1,870	2,942	6,355	11,167	123	11,290
Capital contributions	—	—	—	—	—	—
Other changes	—	—	(335)	(335)	(12)	(347)
Dec. 31, 2004	1,870	2,942	6,020	10,832	111	10,943
Spin-off of LANXESS	—	—	(1,059)	(1,059)	(19)	(1,078)
Capital contributions	—	—	—	—	—	—
Other changes	—	—	1,304	1,304	(12)	1,292
Dec. 31, 2005	1,870	2,942	6,265	11,077	80	11,157

BAYER CAPITAL CORPORATION B.V.

Responsibility Statement

The Responsibility Statement is set out on page (i) of this Prospectus.

Statutory Auditors

The financial statements of Bayer Capital Corp as of and for the years ended December 31, 2004 and December 31, 2005 have been audited by PricewaterhouseCoopers Accountants N.V., Archimedeslaan 21, 3584 BA Utrecht, independent auditors of Bayer Capital Corp, registered with NIVRA (Koninklijk Nederlands Instituut Van RegisterAccountants = Dutch Association of Registred Auditors) who have given their unqualified opinion in each case.

Selected Financial Information

This selected Financial Information has been extracted, without material adjustment, from the audited financial statements of Bayer Capital Corporation B.V. as at and for the years ended December 31, 2004 and December 31, 2005. These financial statements have been prepared in accordance with accounting principles generally accepted in the Netherlands.

in thousands of €	December 31, 2005	December 31, 2004

Net sales / Total revenue	2,295	3,855
Income after taxes	133	256
Net cash flow from operating activities	6,339	(3,685)
Total assets	81,772	88,451
Stockholder’s Equity	6,943	7,070

For the financial information on the first quarter 2006, see the relevant sections in the Interim Report of Bayer Capital Corp incorporated by reference into this Prospectus.

Risk Factors in respect of Bayer Capital Corporation B.V.

For a description of certain risk factors relating to Bayer Capital Corp, see “Risk Factors – Risk Factors in respect of Bayer Capital Corporation B.V.”

Information on Bayer Capital Corporation B.V.

History and Incorporation

Bayer Capital Corporation B.V., a private company with limited liability, a directly wholly-owned subsidiary of Bayer AG, was incorporated under the laws of The Netherlands on July 10, 1980. Bayer Capital Corp’s registered office is at Energieweg 1, 3641 RT Mijdrecht and Bayer Capital Corp is registered at the Commercial Register of the Utrecht Chamber of Commerce under 33160792. The latest change of the Articles of Association was made December 27, 2001.

Investment

The business purpose of Bayer Capital Corp is not to make investments.

Business Overview

Bayer Capital Corp engages in several activities in the field of finance. Bayer Capital Corp serves as an entity for the financing activities of Bayer Group companies including the issuance of bonds as well as performing certain administrative functions. These activities include mostly long term financing. The business purpose of Bayer Capital Corp (as provided for in article 2 of its articles of association) is: (i) to borrow, lend and raise money (including the issuance of bonds); (ii) to participate in, manage, incorporate and finance companies and enterprises; (iii) to conduct any other activities of a financial nature; and (iv) to undertake anything related to or in furtherance of the foregoing. Bayer Capital Corp does not have any subsidiaries.

Bayer Capital Corp is a finance company exempt under the provisions of the Exemption Regulation dated 26 June 2002 relating to the Act on the Supervision of the Credit System 1992 (Vrijstellingsregeling wet toezicht kredietwezen 1992), as amended, from the prohibition (of operating without a banking license) laid down in section 6 subsection 1 of such Act.

Organisational Structure

Bayer Capital Corp is part of the Bayer Group. Bayer AG is the parent company of the Group.

Trend Information

There has been no material adverse change in the prospects of Bayer Capital Corporation B.V. since December 31, 2005, the date of the last published audited financial statements. Information on any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the prospects for at least the current financial year do not exist.

Administrative, Management and Supervisory Bodies

Management and Board of Supervisory Directors

Managing Director	Cyprianus Hermanus Alphonsus Koersvelt, Finance Director of Bayer Benelux and Managing Director of Bayer Capital Corp

Board of Supervisory Directors	Dr. Roland Alexander Stefan Hartwig, Director of Bayer AG, Leverkusen Karl-Heinz Kleedörfer, Senior Executive Corporate Finance, Bayer AG, Leverkusen.

The business address of each member of the management is Bayer Capital Corporation B.V., Energieweg 1, NL-3641 RT Mijdrecht.

There are no potential conflicts of interests of the Managing Director and the members of the Board of Supervisory Directors between any duties to Bayer Capital Corp and their private interests and/or other duties.

Major Shareholders

Bayer AG is the sole shareholder of Bayer Capital Corp.

Financial Information concerning the Issuer’s Asstes and Liabilities, Financial Position and Profit and Losses

Financial Statements

The financial statements of Bayer Capital Corp for the fiscal years as of and ended on December 31, 2004 and 2005 are incorporated by reference into this Prospectus. Selected financial information is presented in section “– Bayer Capital Corporation B.V. Statements for the full year 2005.”

Interim and other financial information

For the financial information on the first quarter 2006, see the relevant sections in the Interim Report of Bayer Capital Corp incorporated by reference into this Prospectus.

Legal and arbitration proceedings

Bayer Capital Corp is not, or during the last twelve months has not been involved (whether as defendant or otherwise) in, nor does it have knowledge of any threat of any legal, arbitration, administrative or other proceedings the result of which may have, in the event of an adverse determination, a significant effect on its financial condition.

Significant Change in financial or trading position

Except for the issuance of the Bonds, there has been no significant change in the capitalisation and indebtedness, financial or trading position of Bayer Capital Corporation B.V. since December 31, 2005.

Additional Information

Capital

The authorised capital of Bayer Capital Corp consists of 5,000 ordinary shares of €453.78 par value each. The issued and paid up share capital consists of 1,000 ordinary shares of €453.78 each. The paid up capital of Bayer Capital Corp amounts to €453,780.

Bayer Capital Corp’s fiscal year is the calendar year.

Material contracts

The financial fixed assets at December 31, 2005 amount to €75,086 thousand and include five loans to group companies with a total amount of originally €240 million. These loans will be redeemed up to and including 2016.

The financial fixed assets have been increased by €2,300 million of intergroup loans because of the issuance of the Mandatory Convertible Bond (as described under “Bayer AG – Material Contracts Relating to the Cash Offer for Schering AG”).

Third Party Information and Statement by Experts and Declaration of any Interest

There are no specific comments or remarks on behalf of Bayer Capital Corp other than already provided in this Prospectus for Bayer AG or the Bayer Group.

Documents on Display

Regarding documents incorporated by reference into this Prospectus that are available on the website of the Luxembourg Stock Exchange (www.bourse.lu) and may be inspected and are available free of charge during normal business hours at the specified office of the Paying Agent in Luxembourg, Dexia Banque Internationale à Luxembourg, Transaction Execution Group, 69 Route d’Esch, Luxembourg 2953, see “Incorporation by Reference.”

Bayer Capital Corporation B.V. Statements for the full year 2005 and 2004

(Summary)

This financial information has been extracted, without material adjustment, from the audited financial statements of Bayer Capital Corporation B.V. as at and for the years ended December 31, 2004 and 2005. These financial statements have been prepared in accordance with accounting principles generally accepted in the Netherlands.

Statement of income

	January 1 - December 31, 2005	January 1 - December 31, 2004
	(in thousands of €)	(in thousands of €)
Interest income
Interest and other income	2,295	3,855
Interest expense
Interest and other expenses	2,007	3,389
Gross profit	288	466
General administration expenses	95	76
Operating result	193	390
Exchange rate differences	0	0
Income before income taxes	193	390
Income taxes	60	134
Income after taxes	133	256

Balance sheet

(after Profit allocation)

	December 31, 2005	December 31, 2004
	(in thousands of €)	(in thousands of €)
Assets
Investments
Loans to associated companies	75,086	79,845
Current assets
Receivables
Loans to associated companies	5,861	4,556
Receivables from associated companies	783	3,992
Miscellaneous receivables	0	8

Liquid assets	42	50
	6,686	8,606

	81,772	88,451
Stockholders’ Equity and Liabilities
Stockholders’ equity
Capital stock	454	454
Capital reserves	6,353	6,353
Retained earnings	3	8
Profit for the year	133	256
	6,943	7,070
Long-term liabilities
Liabilities to associated companies	67,069	12,915
	67,069	12,915
Short-term liabilities
Liabilities to banks	0	65,000
Liabilities to associated companies	7,706	712
Liabilities for taxes and social expenses	2	2
Miscellaneous liabilities	52	2,752
	7,760	68,466
	81,772	88,451

Cash flow statement 2005 and 2004

	2005		2004
	(in thousands of €)		(in thousands of €)
Cash flow from operating activities
Operating result		(95)		(76)

Changes in working capital:
Receivables	1,904		(2,110)
Current liabilities (excluding bank loan)	4,294		(1,849)

		6,198		(3,959)

Cash flow from ordinary activities		6,103		(4,035)

Interest received/(paid)	288		466
Corporate income tax received/(paid)	(52)		(116)

		236		350

Cash flow from operating activities		6,339		(3,685)

Cash flow from investment activities
Disposals of:
Other financial fixed assets	4,759		16,180
		4,759		16,180
Cash flow from financing activities
Redemption long-term liabilities	(10,846)		(12,234)
Dividend paid	(260)		(280)
		(11,106)		(12,514)
Increase/(decrease) cash and cash equivalents		(8)		(19)

Movements in cash and cash equivalents
Cash and cash equivalents as at 1 January		50	69
Increase/(decrease) cash and cash equivalents		(8)	(19)
Cash and cash equivalents as at 31 December		42	50

TAXATION

1. Federal Republic of Germany

The following summary of certain German taxation consequences is based on the laws and practice in force as of the date of this Prospectus and is subject to any changes in law and practices (and the interpretation and application thereof) occurring after such date, which changes could be made on a retroactive basis. The following summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire, hold or dispose of the Bonds or to convert Bonds into Shares, and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. This summary is of a general nature based on the understanding of the Issuer of current law and practice. Investors should consult their professional advisers on the possible tax consequences of their subscribing for, acquiring, holding, selling or redeeming Bonds or converting Bonds into Shares under the laws of their country of citizenship, residence, domicile or incorporation.

The Issuer believes that the Bonds should be qualified as traditional convertible bonds for German tax purposes. It is, however, not possible to reliably predict whether the competent tax authorities will share this view or whether they will qualify the Bonds as financial innovations (Finanzinnovationen). The German tax consequences in this case are included in the following description.

Taxation of the Bonds

Holders tax resident in Germany

Interest Payments. Individual or corporate Holders who are tax resident in the Federal Republic of Germany (individuals or entities whose residence, habitual place of abode, statutory seat, head office or place of management is located in the Federal Republic of Germany) are subject to German income or corporate income tax and solidarity surcharge thereon with any interest payment received on the Bonds. For individuals income tax is levied at a rate of up to 42% plus solidarity surcharge at a rate of 5.5% based on the income tax amount (i.e. aggregate tax burden of up to 44.31%). Corporate income tax amounts to 25% plus solidarity surcharge of 5.5% thereon (i.e. aggregate tax burden of 26.375%). Such interest is also subject to trade tax if the Bonds are part of the assets of a German trade or business.

As the Bonds are not issued by a German resident issuer the interest payments will only be subject to German withholding tax if the Bonds are kept or administered in a domestic securities deposit account by German financial or financial service institution (“Disbursing Agent”), which term includes a German branch of a foreign financial or financial service institution but excludes a foreign branch of a German financial or financial service institution, (“German Administered Bonds”). In this case interest payments are subject to withholding tax at a rate of 30% plus solidarity surcharge of 5.5% thereon, insofar as the Holder is tax resident in Germany. Such withholding tax and solidarity surcharge thereon are credited against the German income or corporate income tax and the respective solidarity surcharge of the Holder and any excess amount is refunded to the Holder.

Sale of Bonds: If the Bonds are sold during a current interest period, the accrued interest received as part of the purchase price will be subject to income or corporate income tax and solidarity surcharge thereon as well as to trade tax, where applicable. The tax base will either be (i) the amount accounted separately for the interest accrued allocable to the current interest period until disposal of the Bonds (Stückzinsen) or (ii) the yield as described in the following sentences if accrued interest is not separately accounted for. In principle, the taxable amount is determined as the yield upon issue allocable to the Holder’s holding period (besitzanteilige Emissionsrendite). However, if the Holder is not able to verify such yield upon issue of the Bonds (or refrains therefrom), the market yield (Marktrendite) is deemed to be interest income and therefore taxed. The market yield is defined as the difference between the subscription or purchase price paid by the Holder and the proceeds from the disposal of the Bonds. The Holder has a (factual) option to be taxed on the basis of the market yield or the yield upon issue. The current interests received by the Holder have to be deducted from the taxable amount in case of a taxation on the basis of the yield upon issue (Emissionsrendite).

Proceeds from the sale of Bonds other than interest amounts (capital gains) are not subject to German income tax for Holders holding the Bonds as private asset except (i) for the Bonds sold within one year after subscription or acquisition or (ii) the Holder (or, in the case of a transfer without consideration, his or her predecessor) at any time during the five years preceding the sale directly or indirectly held an interest (including, among other things, convertible bonds and shares deliverable in connection with the conversion) of at least 1% in the issued share capital of Bayer AG. However, it cannot be excluded entirely that the tax authorities will qualify the Bonds as financial innovations in which case any positive difference between the purchase price paid by the Holders for the Bonds and the proceeds received by the Holders from the sale is subject to income tax plus solidarity surcharge thereon as well as trade tax, where applicable, as additional deemed interest.

Capital gains realized upon disposal of Bonds which are held as German business assets are subject to German taxation in general.

If the Bonds are qualified as traditional convertible bonds withholding tax is neither levied (i) on the amount accounted separately for the interest accrued allocable to the current interest period until disposal or redemption of the Bonds (Stückzinsen) or (ii) the yield as described above, nor (iii) on the gains from the disposition of the Bonds.

If the Bonds are qualified as financial innovations, the following withholding tax principles will apply: If the Bonds are German Administered Bonds and the Bonds have been held in the custody of the same Disbursing Agent continously from the time of their acquisition to the time of their disposition, the Disbursing Agent will be required to withhold tax at a rate of 30% plus solidarity surcharge of 5.5% thereon on the difference of the purchase price and the proceeds from the disposition. If the German Administered Bonds have not been held in the custody of the same Disbursing Agent since the time of their acquisition, the Disbursing Agent will be required to withhold tax at a rate of 30% plus solidarity surcharge of 5.5% thereon on 30% of the proceeds from the disposition.

Conversion of the Bonds. According to administrative guidance the conversion of the Bonds into Shares in case of a traditional convertible bond (Wandelanleihe) does not give rise to a taxable capital gain for purposes of income or corporate income tax or trade tax. The purchase price for the Bonds is carried over as acquisition costs for the Shares.

However, it cannot be excluded entirely that the German tax authorities will qualify the Bonds as financial innovations. In that case, the conversion may be treated as a disposal of the Bonds for tax purposes and the difference between the purchase price paid by the Holder for the Bonds and, in principle, the fair market value of the Shares (in the case of Bonds held as business assets: the fair market value of the Bonds) at the time of the conversion is also subject to income tax plus solidarity surcharge thereon irrespective of the holding period or the amount of interest held in the issued share capital of BayerAG. The 30% withholding tax plus solidarity surcharge as set out above in case of a sale of the German Administered Bonds applies in this case accordingly. At the time of conversion, the Disbursing Agent is obligated to demand from the Holder the amount required to pay the withholding tax. If the Holder fails to make available to the Disbursing Agent the amount of interest withholding tax due, the Disbursing Agent is obligated to inform the German tax authorities thereof. In such case, the amount of the withholding tax that was not paid by the Disbursing Agent will be demanded by the German tax authorities directly from the Holder.

Expenses related to the income from the Bonds; special tax exemption. The Holder may deduct expenses related to the income from the Bonds. Where no higher expenses related to income from capital investment are shown, the Holder is entitled for a standard deduction (Werbungskosten-Pauschbetrag) of €51 p.a. (€102 p.a. in the case of married couples filing joint returns), if the Bonds are not held as business assets. In addition, Holders who do not hold the Bonds as business assets are entitled to an annual special tax exemption (Sparerfreibetrag) for all capital investment income of €1,370 p.a. (€2,740 p.a. in the case of married couples filing joint returns). Income from the Bonds is free of withholding tax up to these limits if an exemption order (Freistellungsauftrag) has been filed with the deposit bank. The same applies if the shareholder provides the deposit bank with a non-assessment certificate (Nichtveranlagungsbescheinigung) issued by the relevant tax office. The standard deduction and the special exemption apply to all investment income from capital investments (net of related expenses) received during the year including dividend income.

Holders not resident in Germany

If the Bonds are held as business assets in a permanent establishment or by a permanent representative of the Holder in Germany, similar principles as set out above regarding German tax residents apply.

Interest payments to Holders who are not subject to unlimited tax liability (unbeschränkte Steuerpflicht) in Germany and do not hold the Bonds as domestic business assets in a permanent establishment or by a permanent representative in Germany should - in general - not be subject to German (corporate) income tax (including solidarity surcharge) or withholding tax due to the fact that the Issuer is not a German resident.

Capital gains derived by Holders who are not subject to unlimited tax liability (unbeschränkte Steuerpflicht) in Germany and do not hold the Bonds as domestic business assets in a permanent establishment or by a permanent representative in Germany from a sale of the Bonds will in general be subject to German income or corporate income tax plus solidarity surcharge thereon only if the Holder (or, in case of a transfer without consideration, his or her predecessor) at any time during the five years preceding the disposition held an interest (including among other things, convertible bonds or shares deliverable in connection with the conversion) of 1% or more in the issued share capital of Bayer AG. However, most double taxation treaties to which Germany is a party provide for a complete exemption from German taxation in this case.

Taxation of the Shares received upon Conversion of the Bonds

Shareholders resident in Germany

Dividend taxation. Only half of the dividends received by a German-resident individual are subject to income tax (plus solidarity surcharge of 5.5% thereon) (so-called half income system). Accordingly, only one half of the expenses attributable to the shareholding are deductible. If an individual holds the Shares as assets of a German commercial business of such shareholder, the dividend is subject to trade tax, unless the shareholder holds 10% or more of the share capital of Bayer AG since the beginning of the business year in which the dividends are distributed. For corporate shareholders such dividend income is in general free of corporate income tax. However, 5% of such dividends are deemed to be non-deductible business expenses for tax purposes and therefore are subject to corporate income and trade tax. In return, the deductibility of business expenses incurred in connection with the shareholding is not affected by the circumstances that the expenses are related to tax-exempt dividend income. The amount of 95% of the tax-exempt dividend income is to be added for purposes of trade tax assessments, unless the corporation has held at least 10% of the share capital of Bayer AG since the beginning of the business year in which the dividends are distributed.

The tax exemption for corporate income tax purposes is not available for dividends derived from Shares held as part of the trading book of credit institutions and financial service companies or which are held by a finance company with the intention of generating a short term trading profit.

Dividends are also subject to 20% withholding tax plus 5.5% solidarity surcharge (in total 21.1%), which will be credited or refunded to the shareholder.

Taxation of Capital Gains. Half of the capital gains from the disposal of the Shares received in exchange for the Bonds by an individual as Holder are taxable, if (i) the Shares are held as business assets of a trade or business, (ii) the Shares are sold within one year after the exchange, or (iii) the Holder (or, in the case of a transfer without consideration, his or her predecessor) at any time during the five years preceding the disposition held an interest (including, among other things, convertible bonds or shares deliverable in connection with the conversion) representing 1% or more of the issued share capital of Bayer AG. Accordingly, only one half of the expenses attributable to the shareholding are deductible. Losses from the sale of the Shares held as personal (non-business) assets within the one-year period can only be set off against certain capital gains realized in the same year, the preceding year and the subsequent years. For corporate shareholders 95% capital gains from the disposal of the Shares are in general tax-free (due to 5% non-

deductible business expenses, see above). Losses incurred from such disposal of shares are not deductible for tax purposes.

Shareholders not resident in Germany

Dividend taxation. Dividend income received by a non-tax resident shareholder who does not hold the Shares as business assets in a German permanent establishment or by a permanent representative in Germany is subject to withholding tax (plus solidarity surcharge thereon) only. The rate is the same as applicable to resident shareholders, unless a double taxation treaty (“DTT”) reduces the withholding to a lower rate. The difference between the withholding tax including solidarity surcharge which was levied and the maximum rate of withholding tax permitted by an applicable DTT is refunded to the shareholder by the Federal Tax Office upon application.

Upon application certain exceptions may be available to corporate shareholders resident in another EU member State that are eligible for the participation exemption under Article 2 of the so-called EU Parent / Subsidiary directive (Directive (EC) No. 90/435 of the Council of 23 July 1990).

Capital gains. Capital gains from the disposition of the Shares are only subject to German tax if (i) such shareholder (or, in the case of the transfer without consideration, his or her predecessor) at any time during the five years preceding the disposition, directly or indirectly, held an interest (including, among other things, convertible bonds or shares deliverable in connection with the conversion) of 1% or more in the issued share capital of Bayer AG or (ii) if the Shares were held as business assets in a German permanent establishment or by a permanent representative in Germany. Most DTT to which Germany is a party provide for a complete exemption from German taxation in the case of (i).

Inheritance and Gift Tax

Under German law, the transfer of the Bonds or of the Shares will be subject to German inheritance or gift tax on a transfer by reason of death or as a gift if at the time of the transfer of the assets:

(i)            the donor or transferor or the heir, donee or other beneficiary have their domiciles or their habitual place of abode in Germany at the time of the transfer, or, if German citizens, have not been living abroad for a continuing period of more than five years without having a domicile in Germany; or

(ii)           except as mentioned under (i) the Bonds or Shares belong to the business assets of a permanent establishment maintained in Germany or a permanent representative appointed in Germany by the deceased or donor; or

(iii)          in case of the transfer of the Shares, the deceased or donor has held, alone or together with related persons, directly or indirectly, 10% or more of the registered share capital of Bayer AGat the time of the transfer.

The few presently existing German estate tax treaties usually provide that German inheritance or gift tax may only be imposed in cases (i) and (ii) above.

Special rules may apply to certain German expatriates (German citizens or former German citizens living abroad).

Other Taxes

No stamp, issue, registration or similar taxes or duties will be payable in Germany in connection with the issuance, delivery or execution of the Bonds. Currently, wealth tax is not levied in Germany.

2. The Netherlands

This is a general summary and the tax consequences as described here may not apply to a holder of Bonds. Any potential investor should consult his own tax adviser for more information about the tax consequences of acquiring, owning and disposing of Bonds in his particular circumstances.

This taxation summary solely addresses the principal Dutch tax consequences of the acquisition, the ownership and disposition of Bonds. Where in this summary English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law. It does not consider every aspect of taxation that may be relevant to a particular holder of Bonds under special circumstances or who is subject to special treatment under applicable law.

This summary is based on the tax laws of the Netherlands as they are in force and in effect on the date of this Listing Prospectus. The laws upon which this summary is based are subject to change, perhaps with retroactive effect. A change to such laws may invalidate the contents of this summary, which will not be updated to reflect any such change. This summary assumes that each transaction with respect to Bonds is at arm’s length. It also assumes that Bayer is organised, and that Bayer’s business will be conducted, in the manner outlined in this Prospectus. A change to such organisational structure or to the manner in which Bayer conducts its business may invalidate the contents of this summary, which will not be updated to reflect any such change.

Withholding tax

All payments under the Bonds may be made free from withholding or deduction of or for any taxes of whatever nature imposed, levied, withheld or assessed by the Netherlands or any political subdivision or taxing authority thereof or therein.

Taxes on income and capital gains

A non-resident Holder will not be subject to any Dutch taxes on income or capital gains in respect of any benefit derived or deemed to be derived from Bonds, including any payment under Bonds and any gain realised on the disposal of Bonds, provided that all of the following conditions are satisfied.

(i)            He is neither resident nor deemed to be resident in the Netherlands for purposes of Dutch income tax or corporation tax, as the case may be, and, if he is an individual, he has not elected to be treated as a resident of the Netherlands for Dutch income tax purposes.

(ii)           His Bonds and benefits derived therefrom have no connection with his past, present or future employment, if any.

(iii)          His Bonds do not form part of a substantial interest, or a deemed substantial interest, in the Issuer within the meaning of Chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001), unless such interest forms part of the assets of an enterprise.

(iv)          If he is not an individual, no part of the benefits derived from his Bonds is exempt from Dutch corporation tax under the participation exemption as laid down in the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

(v)           If he derives profits from an enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of such enterprise, other than (i) as a shareholder, if he is an individual, or (ii) as a holder of securities, if he is not an individual, which enterprise is either managed in the Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, as the case may be, his Bonds are not attributable to such enterprise.

(vi)          If he is an individual, he does not derive benefits and is not deemed to derive benefits from Bonds that are taxable as benefits from miscellaneous activities in the Netherlands (resultaat uit overige werkzaamheden in Nederland).

A person has a substantial interest in the Issuer if such person – either alone or, in the case of an individual, together with his partner (partner), if any – has, directly or indirectly, either the ownership of shares representing 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of the Issuer, or rights to acquire, directly or indirectly, shares, whether or not already issued, that represent 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of the Issuer or the ownership of profit participating certificates (winstbewijzen) that relate to 5%. or more of the annual profit of the Issuer or to 5% or more of the liquidation proceeds of the Issuer.

A person who is entitled to the benefits from shares or profit participating certificates (for instance a holder of a right of usufruct) is deemed to be a holder of shares or profit participating certificates, as the case may be, and such person’s entitlement to such benefits is considered a share or a profit participating certificate, as the case may be.

A deemed substantial interest may be present if shares, profit participating certificates or rights to acquire shares or profit participating certificates in the Issuer have been acquired or are deemed to have been acquired on a non-recognition basis.

Furthermore, a holder of Bonds who is an individual may, inter alia, derive benefits from Bonds that are taxable as benefits from miscellaneous activities in the following circumstances, if such activities are performed or deemed to be performed in the Netherlands:

•      if his investment activities go beyond the activities of an active portfolio investor, for instance in case of the use of insider knowledge (voorkennis) or comparable forms of special knowledge; or

•      if he makes Bonds available or is deemed to make Bonds available, legally or in fact, directly or indirectly, to certain parties as meant in articles 3.91 and 3.92 of the Dutch Income Tax Act 2001 under circumstances described there.

General

Subject to the above, a Holder will not be subject to income taxation in the Netherlands by reason only of the execution (ondertekening), delivery (overhandiging) and/or enforcement of the documents relating to the issue of the Bonds or the performance by the Issuer and the Guarantor of their obligations thereunder or under the Bonds.

Gift and inheritance taxes

A person who acquires Bonds as a gift, in form or in substance, or who acquires or is deemed to acquire Bonds on the death of an individual, will not be subject to Dutch gift tax or to Dutch inheritance tax, as the case may be, unless:

•      the donor is, or the deceased was resident or deemed to be resident in the Netherlands for purposes of gift tax or inheritance tax, as the case may be; or

•      the Bonds are or were attributable to an enterprise or part of an enterprise that the donor or the deceased carried on through a permanent establishment or a permanent representative in the Netherlands at the time of the gift or of the death of the deceased; or

•      the donor made a gift of Bonds, then became a resident or deemed resident of the Netherlands, and died as a resident or deemed resident of the Netherlands within 180 days after the date of the gift.

Other taxes and duties

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, will be payable in the Netherlands in respect of or in connection with the execution, delivery and/or enforcement by legal proceedings (including the enforcement of any foreign judgment in the courts of the Netherlands) of the documents relating to the issue of the Bonds or the performance by the Issuer or the Guarantor of its obligations thereunder or under the Bonds.

3. Luxembourg

This is a general summary and the tax consequences as described here may not apply to a holder of Bonds. Any potential investor should consult his own tax adviser for more information about the tax consequences of acquiring, owning and disposing of Bonds in his particular circumstances.

This taxation summary solely addresses the principal Luxembourg tax consequences of the acquisition, the ownership and disposition of Bonds to be issued by the Issuer. It does not discuss every aspect of taxation that may be relevant to a particular holder of Bonds under special circumstances or who is subject to special treatment under applicable law.

This summary is based on the tax laws of Luxembourg as they are in force and in effect on the date of this Listing Prospectus. The laws upon which this summary is based are subject to change, perhaps with retroactive effect. A change to such laws may invalidate the contents of this summary, which will not be updated to reflect any such changes in laws.

Withholding tax

Under the existing laws of Luxembourg and except as provided for by the Luxembourg laws of June 21, 2005 implementing the EU Savings Tax Directive (as defined below) and the law of December 23, 2005 which implemented a withholding tax that applies to Luxembourg resident individuals only, there is no withholding tax on the payment of interest on, or reimbursement of principal of, the Bonds or on payments made under the Guarantee made to non-residents of Luxembourg.

Under the Luxembourg laws of June 21, 2005 implementing the EU Savings Tax Directive (Directive of the Council of the European Union of June 3, 2003 (2003/48/CE) and certain related Agreements with the Netherlands Antilles, Aruba, Jersey, Guernsey, Isle of Man, Montserrat and the British Virgin Islands), payments of interest or similar income made or ascribed by a paying agent established in Luxembourg to or for the immediate benefit of an individual or certain residual entities as defined by the law, who, as a result of an identification procedure implemented by the paying agent, are identified as residents or are deemed to be residents of an EU Member State (other than Luxembourg) or of the abovementioned territories with which related Agreements have been concluded, will be subject to a withholding tax unless the relevant beneficiary has adequately instructed the relevant paying agent to provide details of the payments of interest or similar income to the fiscal authorities of his/her country of residence or deemed residence or has provided a tax certificate from his/her fiscal authority in the format required by law to that paying agent. Where withholding tax is applied, it will be levied at a rate of 15% during the first three-year period starting July 1, 2005, at a rate of 20% for the subsequent three-year period and at a rate of 35% thereafter.

When used in the preceding paragraph “interest” and “paying agent” have the meaning given thereto in the Luxembourg laws of June 21, 2005. “Interest” will include accrued or capitalised interest at the sale, repayment or redemption of the Bonds. “Paying agent” is defined broadly for this purpose and in the context of the Bonds means any economic operator established in Luxembourg who pays interest on the Bonds to or ascribes the payment of such interest to or for the immediate benefit of the beneficial owner, whether the operator is, or acts on behalf of, the relevant Issuer or the Guarantor or is instructed by the beneficial owner to collect such payment of interest.

Pursuant to the law of December 23, 2005, Interest on Bonds paid by a Luxembourg paying agent to an individual holder, receiving the payment in the course of his private wealth, who is a resident of Luxembourg will be subject to a withholding tax of 10% which will operate a full discharge of income tax due on such Interest.

Taxes on income, capital gains and wealth

The summary set out in this section “Taxes on income, capital gains and wealth” only applies to a holder of Bonds who is neither resident nor deemed to be resident in Luxembourg, for purposes of Luxembourg income tax, corporation tax, or net wealth tax, as the case may be and whose holding of Bonds is not effectively connected to a permanent establishment in Luxembourg through which the holder carries on a business or trade in Luxembourg (a “Non-Resident holder of Bonds”).

A Non-Resident holder of Bonds will not be subject to any Luxembourg taxes on income or capital gains in respect of any profit derived or deemed to be derived from Bonds, including any payment under Bonds and any gain realized on the disposal of Bonds. Non-Resident holders of Bonds will not be subject to any Luxembourg net wealth tax with regard to the Bonds either. Furthermore, Non-Resident holders will not be taxed in Luxembourg with regard to the exercise of the Conversion Right or the Shares received in conversion of the Bonds.

Gift and inheritance taxes

Inheritance tax is levied in Luxembourg at progressive rates (depending on the value of the assets inherited and the degree of relationship). No Luxembourg inheritance tax will be due in respect of the Bonds unless the holder of Bonds resides in Luxembourg at the time of his decease. No gift tax is due upon the donation of Bonds unless such donation is registered in Luxembourg (which is generally not required).

4. EU Savings Tax Directive

On June 3, 2003 the Council of the European Union approved a directive regarding the taxation of interest income (the “EU Savings Tax Directive”). Accordingly, each EU Member State must require paying agents (within the meaning of such directive) established within its territory to provide to the competent authority of this state details of the payment of interest made to any individual resident in another EU Member State as the beneficial owner of the interest. The competent authority of the EU Member State of the paying agent (within the meaning of the EU Savings Tax Directive) is then required to communicate this information to the competent authority of the EU Member State of which the beneficial owner of the interest is a resident.

For a transitional period, Austria, Belgium and Luxembourg may opt instead to withhold tax from interest payments within the meaning of the EU Savings Tax Directive at a rate of 15% for the first three years from application of the provisions of such directive, of 20% for the subsequent three years, and of 35% from the seventh year after application of the provisions of such directive.

In conformity with the prerequisites for the application of the EU Savings Tax Directive, Switzerland, Liechtenstein, San Marino, Monaco and Andorra have confirmed that from July 1, 2005 they will apply measures equivalent to those contained in such directive, in accordance with agreements entered into by them with the European Community. It has also been confirmed that certain dependent or associated territories (the Channel Islands, the Isle of Man and certain dependent or associated territories in the Caribbean) will apply from that same date an automatic exchange of information or, during the transitional period described above, a withholding tax in the described manner. Consequently, the Council of the European Union noted that the conditions have been met to enable the provisions of the EU Savings Tax Directive to enter into force as from July 1, 2005.

By legislative regulations dated January 26, 2004 the Federal Government enacted the provisions for implementing the EU Savings Tax Directive into German law. These provisions apply as from July 1, 2005.

SUBSCRIPTION AND SALE

1. Subscription Agreement

Pursuant to a subscription agreement dated March 29, 2006 (the “Subscription Agreement”) between Bayer Capital Corporation B.V., as Issuer, Bayer AG, as Guarantor, and Citigroup Global Markets Limited and Credit Suisse Securities (Europe) Limited, as Joint Lead Managers (the “Managers”), the Issuer agreed to sell to the Managers, and the Managers agreed, subject to certain customary closing conditions, to purchase Bonds in the principal amount of €2,000,000,000. In the Subscription Agreement, the Issuer granted to the Managers an over-allotment option to (severally but not jointly) subscribe for all or any of the optional bonds so that (i) the aggregate principal amount of all optional bonds shall not exceed €300,000,000, and (ii) in relation to such aggregate principal amount of optional bonds, the number of Shares underlying which, when aggregated with the number of Shares underlying the firm bonds (both calculated on the basis of the Maximum Conversion Ratio (as defined in the Terms and Conditions)), does not exceed 73,000,000. On March 31, 2006, the Managers exercised the over-allotment option to the full extent. On April 6, 2006 the Issuer sold, and the Managers purchased, firm bonds and optional bonds in the aggregate principal amount of €2,300,000,000 at a price of 100% of their principal amount as set forth in the table below:

Managers	Principal Amount
Citigroup Global Markets Limited	€1,150,000,000
Credit Suisse Securities (Europe) Limited	€1,150,000,000
Total	€2,300,000,000

The Managers received a commission in connection with the issuance of the Bonds. The Issuer and the Guarantor have agreed to reimburse the Managers for certain expenses incurred in connection with the issue of the Bonds and to indemnify the Managers against certain liabilities.

2. Selling Restrictions

General

This Prospectus does not constitute an offer by, or an invitation by or on behalf of, the Issuer and the Managers or any other person to subscribe for any of the Bonds, or the solicitation of an offer to subscribe for any of the Bonds. The distribution of this Prospectus and the offering of the Bonds may, in certain jurisdictions, be restricted by law, and this Prospectus may not be used for the purpose of, or in connection with, any offer or solicitation by anyone in any jurisdiction where such offer or solicitation is not authorised or to any person to whom it is unlawful to make such offer or solicitation. The Issuer and the Managers require persons who obtain this Prospectus to inform themselves of and observe all such restrictions. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction. Neither the Issuer nor the Managers accept any legal responsibility for any violation by any person, whether or not a prospective purchaser of Bonds, of any such restrictions.

No action has been or will be taken to permit a public offering of the Bonds or to permit the possession or distribution of this Memorandum Prospectus or any other offering materials in relation to the offering of the Bonds in any jurisdiction.

United States of America and its Territories

Neither the Bonds, the Guarantee nor the Shares issuable upon conversion of the Bonds have been or will be registered under the Securities Act, and the Bonds may not be offered or sold within the United States or to or for the account or benefit of U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Accordingly, the Bonds are being offered and sold only outside the United States to persons other than U.S. persons (“Non-U.S. Purchasers”) in compliance with Regulation S. A Non-U.S. Purchaser shall include any dealer or other professional fiduciary in the United States which is acting on a discretionary basis for beneficial owners (other than an estate or trust) in reliance upon Regulation S. As used in this section, the terms “United States” and “U.S. person” have the meaning given to them in Regulation S.

Each purchaser of Bonds will be deemed to have acknowledged, represented and agreed with the Issuer and the Managers as follows:

(1)   It is purchasing the Bonds for its own account or for an account with respect to which it exercises investment discretion and that it and any such account is either at the time the buy order for the Bonds is originated, a Non-U.S. purchaser that is outside the United States or a Non-U.S. Purchaser that is a dealer or other fiduciary as referred to above.

(2)   It acknowledges that the Bonds are being offered in a transaction not involving a public offering in the United States (within the meaning of the Securities Act) and that the Bonds, the Guarantee and Shares issuable upon conversion thereof, have not been and will not be registered under the Securities Act or any other securities laws and may not be reoffered, resold, pledged or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons except in compliance with U.S. securities laws.

(3)   It understands that all of the Bonds will bear a legend to the following effect unless otherwise agreed by the Issuer and the Holder thereof:

NEITHER THIS SECURITY NOR ANY BOND EVIDENCED HEREBY NOR ANY SHARE (“SHARE”) DELIVERABLE UPON CONVERSION OF ANY BOND EVIDENCED HEREBY HAS BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS AND, ACCORDINGLY, NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN NOR ANY BOND EVIDENCED HEREBY NOR ANY SHARE DELIVERABLE UPON CONVERSION OF ANY BOND EVIDENCED HEREBY MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM.

(4)   It acknowledges that the Issuer and the Managers and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements and agrees that if any of the acknowledgements, representations or agreements deemed to have been made by its purchase of the Bonds are no longer accurate, it shall promptly notify the Issuer. If it is acquiring the Bonds as a fiduciary or agent for one or more investor accounts, it represents that it has sole investment discretion with respect to each such account and it has full power to make the foregoing acknowledgements, representation, and agreements on behalf of each account.

United Kingdom of Great Britain and Northern Ireland

Each purchaser has represented, warranted and agreed that:

(1)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any Bonds in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(2)   it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom.

The Netherlands

The Bonds are being issued and offered under the Euro-securities exemption pursuant to Article 6 of the Exemption Regulation of December 21, 1995 (Vrijstellingsregeling Wet toezicht effectenverkeer 1995), as amended, of The Netherlands’ Securities Market Supervision Act 1995 (Wet toezicht effectenverkeer 1995), and accordingly, the Sole Bookrunner and Placement Agent and the Issuer have represented and agreed that it has not publicly promoted and will not publicly promote the offer or sale of the Bonds (including any rights representing an interest in a Global Bond) by conducting a general advertising or cold-calling campaign anywhere in the world.

Italy

The offering of the Bonds has not been and will not be registered pursuant to the Italian securities legislation and the Bonds — be it in the primary or in the secondary market — may not be offered, sold and/or delivered to any individuals in Italy, nor may any document relating to the Bonds be distributed to any individuals in Italy. Accordingly, the Managers have represented that they have not offered or sold, and will not offer or sell, any Bonds in the Republic of Italy in a solicitation to the public, and that sales of the Bonds in the Republic of Italy shall be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations.

The Managers have represented that they will not offer, sell or deliver any Bonds or distribute copies of the Prospectus or any other document relating to the Bonds in the Republic of Italy except to “Professional Investors” as defined in Article 31.2 of CONSOB Regulation No. 11522 of 1st July 1998 (“Regulation No. 1152”), as amended, pursuant to Articles 30.2 and 100 of Legislative Decree No. 58 of 24th February 1998, as amended (“Decree No. 58”), it being understood that they will not offer, sell or deliver any Bonds or distribute copies of the Prospectus or any other document relating to the Bonds in the Republic of Italy to any individuals falling within the definition of “Professional Investors” in accordance with the aforementioned provisions, provided however, that any such offer, sale or delivery of Bonds or distribution or copies of the Prospectus or any other document relating to the Bonds in the Republic of Italy must be:

(a)   made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1st September 1993, as amended (“Decree No. 385”), Decree No. 58, Regulation No. 11522 and any other applicable laws and regulations;

(b)   in compliance with Article 129 of Decree No. 385 and the implementing instructions of the Bank of Italy (Istruzioni di vigilanza della Banca d’Italia), pursuant to which the issue, offer or placement of securities in Italy is subject to prior notification to the Bank of Italy, unless an exemption, depending, inter alia, on the aggregate amount of the Bonds, offered or placed in Italy and their characteristics, applies; and

(c)   in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Euopean Economic Area

In relation to each Member State of the European Economic Area(i.e., the European Union plus Iceland, Norway and Liechtenstein) which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of the Bonds to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Bonds which has been approved by the competent authority in that Relevant Member State in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Bonds to the public in that Relevant Member State at any time:

(a)   to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)   to any legal entity which has two or more of (1) an average of at least 250 employees during the last fiscal year; (2) a total balance sheet of more than €43,000.000 and (3) an annual turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)   in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Bonds to the public” in relation to any Bonds in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Bonds to be offered so as to enable an investor to decide to purchase or subscribe the Bonds, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Luxembourg

The Bonds may not be offered or sold to the public in the Grand Duchy of Luxembourg, directly or indirectly, and neither this Memorandum nor any other circular, prospectus, form of application, advertisement or other material may be distributed, or otherwise made available in, or from or published in, the Grand Duchy of Luxembourg, except for the sole purpose of the listing of the Bonds on the Luxembourg Stock Exchange and admission to trading on the Euro MTF market of the Luxembourg Stock Exchange and except in circumstances which do not constitute a public offer of securities. A listing of the Bonds on the Luxembourg Stock Exchange does not necessarily imply that a public offering in Luxembourg has been authorised.

GENERAL INFORMATION

Authorization of the Issuance of the Bonds

By resolution of the Stockholders’ Meeting of Bayer AG on April 30, 2004, the shareholders authorized the Board of Management of Bayer AG to issue, through Bayer AG or a subsidiary in which Bayer AG holds a participation of at least 90%, on one or more occasions, with the consent of the Supervisory Board of Bayer AG, bonds with conversion rights (convertible bonds) with a total face value of up to €4 billion and to exclude the pre-emption rights of the existing shareholders. For this purpose, the share capital of the Bayer AG was conditionally increased by up to €186,880,000 by the issuance of up to 73,000,000 non par value bearer shares (the “Conditional Capital”). The Conditional Capital will serve to secure the conversion rights of the Bonds. The capital increase will only be carried out to the extent Holders exercise their conversion rights.

The Board of Management of Bayer AG on March 21, 2006, and March 29, 2006, respectively, with the approval of the Supervisory Board of Bayer AG on March 29, 2006, and the Management Board of Bayer Capital Corp by resolution dated March 28, 2006, with the approval of the Board of Supervisory Directos and the shareholders’ meeting of Bayer Capital Corp on March 28, 2006, resolved to issue the Bonds by the Issuer with the exclusion of the pre-emption rights of the existing shareholders of Bayer AG.

Listing

Application has been made to list Bonds on the Luxembourg Stock Exchange and to admit the Bonds to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

The principal trading market for the existing Bayer AG shares is the Frankfurt Stock Exchange. Bayer AG’s shares are traded on Xetra, a computerized trading system operated by Deutsche Börse AG, in addition to being traded on the auction market (floor). Bayer AG’s shares are also listed on the other German stock exchanges, including Berlin-Bremen, Dusseldorf, Hamburg, Hannover, Stuttgart and Munich. In addition, Bayer AG’s shares are listed on the Barcelona, Madrid, London, Zurich and Tokyo Stock Exchanges. American Depository Shares (ADSs), each representing one of Bayer AG ordinary shares, are listed on the New York Stock Exchange and trade under the symbol BAY. The depositary for the ADSs is The Bank of New York.

The Guarantor has undertaken to procure that the admission to listing of the Shares to be issued upon conversion of any Bond listed on the official market of the Frankfurt Stock Exchange is accomplished prior to the commencement of the Conversion Period (as defined in the Terms and Conditions).

Listing Information

So long as the Bonds are listed on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange shall so require, copies (and, where appropriate, English translations) of (i) the articles of incorporation of the Issuer and the Guarantor, (ii) the Terms and Conditions, (iii) the Prospectus and the documents which are an integral part of this Prospectus through incorporation by refence, (iv) the Guarantee, (v) the Paying and Conversion Agency Agreement dated April 6, 2006, (the “Agency Agreement”) between the Issuer and Citibank, N.A. as Principal Paying Agent, Principal Conversion Agent and Calculation Agent and Dexia Banque Internationale à Luxembourg as Paying Agent and Conversion Agent in Luxembourg, will be available at the offices of the Paying Agent in Luxembourg (Dexia Banque Internationale à Luxembourg, Transaction Execution Group, 69 Route d’Esch, Luxembourg 2953). So long as the Bonds are listed on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange shall so require, copies of (i) future audited annual financial statements and unaudited interim financial statements of the Issuer and (ii) future consolidated audited annual financial statements and unaudited consolidated interim financial statements of the Guarantor will be available at the offices of the Paying Agent in Luxembourg (Dexia Banque Internationale à Luxembourg, Transaction Execution Group, 69 Route d’Esch, Luxembourg 2953). All

documents referred to in this paragraph may be obtained free of charge, during normal business hours on any business day (except Saturday) at the offices of the Paying Agent in Luxembourg.

Form of Bonds

The Bonds will be represented for the whole life of the Bonds by a global bearer bond (the “Global Bond”) without interest coupons. The Global Bond has been deposited with Clearstream Banking AG, Frankfurt (“Clearing System”) and will be kept in custody by or on behalf of the Clearing System until all obligations of the Issuer under the Bonds have been satisfied. The Holders have no right to require the issue of definitive Bonds or interest coupons. The Bonds have been accepted for clearance through the Clearing System with the following security identification numbers: ISIN Code: DE000A0GQN60; Common Code: 025024001.

Litigation

Except as disclosed in this Prospectus, neither the Issuer nor the Guarantor is involved in any litigation or arbitration proceedings relating to claims which are material in the context of the offering of the Bonds and, so far as the Issuer and/or the Guarantor are aware, no such litigation or arbitration proceedings are pending or threatened.

Notices

All notices regarding the Bonds shall be published as follows: (a) (so long as the Bonds are listed on the Luxembourg Stock Exchange and the rules of that exchange so require) either in a leading daily newspaper having general circulation in Luxembourg (which is expected to be d’Wort) or on the website of the Luxembourg Stock Exchange on www.bourse.lu; and (b) in a leading daily newspaper printed in the English language and of general circulation in London (which is expected to be the Financial Times). Any notice will become effective for all purposes on the date of the first such publication. In addition the Issuer shall deliver all notices concerning the Bonds to the Clearing System for communication by the Clearing System to the Holders. Any such notice shall be deemed to have been given to the Holders on the seventh day after the day on which the said notice was given to the Clearing System. In addition the Issuer shall publish all notices concerning the Bonds by way of one or more electronic communication systems. It is expected that such notices will be communicated through the electronic communication systems of Bloomberg and Reuters.

Paying and Conversion Agents and Listing Agent

Citibank, N.A. has been appointed to act as Principal Paying Agent, Principal Conversion Agent and Calculation Agent. Dexia Banque Internationale à Luxembourg has been appointed to act as Luxembourg Paying Agent and as Luxembourg Listing Agent.

Financial Statements of the Issuer and the Guarantor

The financial statements of Bayer Capital Corp as of and for the years ended December 31, 2004 and December 31, 2005 have been audited by PricewaterhouseCoopers Accountants N.V., independent auditors of Bayer Capital Corp for that period and unqualified opinions have been reported thereon. Bayer Capital Corp has produced quarterly unaudited financial statements for the first time for the first quarter in 2006; it will continue to produce quarterly unaudited financial statements.

The financial statements of Bayer AG have been audited for the financial years ended December 31, 2004 and December 31, 2005 by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (which changed its name to PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft with effect from July 1, 2005), independent public auditors of Bayer AG for that period, and unqualified opinions have been reported thereon. Bayer AG produces quarterly unaudited financial statements.

Lock-up of Issuance

The Guarantor pursuant to the Subscription Agreement shall not, without the prior consent of the Managers, for a period of 90 days commencing on the Issue Date (a) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, mortgage, charge, assign, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities exchangeable for or convertible into, or substantially similar to, Shares (or any interest therein or in respect thereof) or any rights arising from or attaching to any such Shares at any time, or (b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Shares, or enter into any other transaction with the same economic effect as, or agree to do, or announce or otherwise publicise the intention to do any of the foregoing, whether any such transaction is to be settled by delivery of Shares or such other securities, in cash or otherwise, provided that nothing herein shall prevent or restrict (i) the issue of the Bonds, the conversion of the Bonds into Shares or the purchase of Bonds by the Issuer, (ii) the completion of any transaction which was publicly announced on or prior to March 29, 2006, (iii) securities lending, repurchase agreements or any other transactions in relation to the Shares having a similar economic purpose, and (iv) the concurrently announced sale of Shares by the Issuer to purchasers for onsale to institutional investors.

Fees and Expenses

Total fees and expenses related to the offering of the Bonds are expected to amount to approximately €32 million.

Issuer	Guarantor

Bayer Capital Corporation B.V.	Bayer Aktiengesellschaft
Energieweg 1	D-51368 Leverkusen
NL-3641 RT Mijdrecht

Telephone number:	Telephone number:
+31 297 280340	+49 214 30 36008
and +31 297 280253

Legal Advisers to the Issuer and Guarantor

As to German law

As to the Laws of The Netherlands

Latham & Watkins LLP

Loyens & Loeff N.V.

Frankfurter Welle, Reuterweg 20	Weena 690
60323 Frankfurt am Main	3012 CN Rotterdam
Germany	The Netherlands

Joint Lead Managers

Citigroup Global Markets Limited	Credit Suisse Securities (Europe) Limited
Citigroup Centre, Canada Square	One Cabot Square, Canary Wharf
London E14 5LB	London E14 4QJ
United Kingdom	United Kingdom

Legal Advisors to the Joint Lead Managers

As to German law
Linklaters
Mainzer Landstrasse 16
60325 Frankfurt am Main
Germany

Independent Auditors

For Bayer Capital Corporation B.V.	For Bayer Aktiengesellschaft

PricewaterhouseCoopers	PricewaterhouseCoopers Accountants N.V.
Aktiengesellschaft	Archimedeslaan 21
Wirtschaftsprüfungsgesellschaft	NL-3584 BA Utrecht
(formerly PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft)
Friedrich-List-Str. 20
D-45128 Essen

Principal Paying and Conversion Agent
Citibank N.A.
Citigroup Centre, Canada Square, Canary Wharf,
London E14 5LB
United Kingdom

Luxembourg Listing Agent	Luxembourg Paying and Conversion Agent
Dexia Banque Internationale	Dexia Banque Internationale
à Luxembourg, société anonyme	69 Route d’Esch
à Luxembourg, société anonyme	Luxembourg 2953
69 Route d’Esch
Luxembourg 2953